Form 10KSB, Exhibit 13
period 1996-06-30
WASHINGTON BANCORP
filed 1996-09-30
CIK 1002907

Washington Bancorp



                               1996 Annual Report

                               WASHINGTON BANCORP







                               TABLE OF CONTENTS


Letter to Stockholders........................................
Selected Consolidated Financial Information...................
Management's Discussion and Analysis of Financial
  Condition and Results of Operations.........................
Report of Independent Auditors ...............................
Consolidated Financial Statements.............................
Directors and Executive Officers .............................
Stockholder Information.......................................



CONSOLIDATED FINANCIAL HIGHLIGHTS

June 30, 1996
(Dollars in Thousands)


Total assets                            $60,891
Total loans, net                         42,906
Investment securities and other
  earning assets                         16,107
Deposits                                 44,176
Borrowings                                5,505
Net income                                  441
Stockholders' equity                     10,548
Stockholders' equity as a
  percent of assets                      17.32%




                                 ANNUAL MEETING


                The Annual Meeting of Stockholders of Washington
              Bancorp will be held on October 15, 1996 at 1:00 P.M.
                at the office of the Company, located at 102 East
                         Main Street, Washington, Iowa.

                               WASHINGTON BANCORP
                              102 East Main Street
                             Washington, Iowa 52353



September 12, 1996







Dear Fellow Stockholders:


It is with pleasure that the board of directors, officers, and staff of Washington Bancorp and our wholly owned subsidiary, Washington Federal Savings Bank, provide you with our first annual report. During the fiscal year ended June 30, 1996, we completed our subscription and community offering. At the same time we converted to a federal chartered stock savings bank from our previous mutual savings bank charter. The initial public offering ("IPO") was very successful with 604,917 shares being sold at a price of $10.00 per share. Currently we have in excess of 444 stockholders of record giving our stock added liquidity in the stock market. We are confident this event will help Washington Federal Savings Bank to meet the challenges and opportunities in the ever changing financial services industry.


Washington Federal Savings served the mortgage and consumer credit needs of Southeast Iowa for over sixty years as a mutual company. In our first year as a stock company, and specifically a public company, our goals have not changed. Our mission is to continue as a strong, customer-driven, community-involved financial institution providing diversified services for both depositors and borrowers, with attention to present and future needs.


Net earnings for the year ending June 30, 1996 were $441,422. This represented an increase of 23% over last year. Capital was greatly enhanced by our stock conversion and profits. Capital levels grew to $10,548,165 compared to $4,400,156 at June 30, 1995. This results in a capital ratio in excess of 17% and growth in capital over the same period of 139%. Total assets grew from $55,100,315 to $60,890,943, an increase of $5,790,628 or 10% when compared to
June 30, 1995. Our asset quality continues to be among the best in the industry, and we believe we are one of the most prudently managed savings associations because of our low overhead costs, due to an efficient, cost effective staff.


Our directors, officers and staff have strong ties to our community. Numerous local civic and charitable organizations flourish because of their enthusiasm and participation. Washington Federal Savings Bank is committed to future growth and performance and will demonstrate this commitment within our community. We have a sixty year history of stability and quality of service to our community. Due to our high quality, dedicated personnel, coupled with the support of you, our stockholders, we embrace the future with confidence and enthusiasm. We thank our customers for their loyalty, our directors and employees for their dedication, and our stockholders for their support and confidence.

Sincerely,

/s/ Stan Carlson
- -------------------------------------
Stan Carlson
President and Chief Executive Officer

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION



The following consolidated financial information does not purport to be complete and is qualified in its entirety by reference to the more detailed consolidated financial information contained elsewhere herein.

                                                                 At June 30,
                                                -----------------------------------------------
                                                  1996     1995      1994       1993     1992
                                                -----------------------------------------------
                                                               (In Thousands)
Selected Financial Condition Data:

Total assets ................................   $60,891   $55,100   $52,985   $48,253   $45,463
Loans receivable, net .......................    40,906    40,435    37,461    33,239    30,393
Cash and cash equivalents ...................     1,903     1,658       735     2,346       795
Investment securities .......................    14,628    11,517    13,280    11,531    13,221
Investment in Federal Home Loan Bank ("FHLB")       369       362       320       320       281
Stock
Deposits ....................................    44,176    42,950    43,872    44,268    41,869
Borrowed funds ..............................     5,505     7,230     4,489      --        --
Stockholders' equity ........................    10,548     4,400     4,141     3,562     3,099


                                                                      Year Ended June 30,
                                                           ------------------------------------------
                                                             1996     1995    1994     1993     1992
                                                           ------------------------------------------
                                                                         (in Thousands)

Selected Operations Data:

Total interest income ..................................   $4,207   $3,939   $3,854   $3,850   $3,877
Total interest expense .................................    2,499    2,181    2,043    2,248    2,553
- --------------------------------------------------------   ------   ------   ------   ------   ------
  Net interest income (expense) ........................    1,708    1,758    1,811    1,602    1,324
Provision for loan losses ..............................       15     --       --        133       28
- --------------------------------------------------------   ------   ------   ------   ------   ------
                                                            1,693    1,758    1,811    1,469    1,296
Total noninterest income ...............................      197      138      209      153      118
Total noninterest expense ..............................    1,206    1,278    1,149      989      789
- --------------------------------------------------------   ------   ------   ------   ------   ------

Income before income taxes .............................      684      618      871      633      625
Income tax expense .....................................      243      259      291      170      175
- --------------------------------------------------------   ------   ------   ------   ------   ------
Net income .............................................   $  441   $  359   $  580   $  463   $  450
                                                           ======   ======   ======   ======   ======

                                                                         Year Ended June 30,
                                                        -----------------------------------------------------
                                                        1996        1995         1994        1993        1992
                                                        -----       -----        -----       -----       ----
Selected Financial Ratios and Other Data:

Performance Ratios:
  Return on assets (ratio of  net  earnings to
average                                                 0.78%       0.67%        1.14%       0.98%       1.04%
  total assets)
Interest rate spread information:
  Average during period                                  2.55        3.04         3.44        3.29        2.81
  End of period                                          2.96        2.91         3.47        3.42        2.86
Net interest margin(1)                                   3.13        3.38         3.70        3.54        3.17
Ratio of operating expense to  average total             2.15        2.38         2.27        2.10        1.83
assets
Return on equity (ratio of net  income to                6.94        8.41        15.06       13.90       15.66
average equity)

Quality Ratios:
  Non-performing assets to total  assets at end          0.07        0.54         0.39        0.72        0.90
of period(2)
  Allowance for loan losses to non-performing          475.00       68.81        98.07       57.93       28.43
loans

Capital Ratios:
  Equity to total assets at  end of period..            17.32        7.99         7.82        7.38        6.82
  Average equity to average assets                      11.31        7.96         7.60        7.08        6.65
  Ratio of average interest-earning assets to
average                                                112.79      108.01       106.24      105.20      105.85
   interest-bearing liabilities

Number of full service offices                              1           1            1           1           1


- ---------------------

(1) Net interest income divided by average interest-earning assets. (2) Non-performing assets consist of nonaccruing loans, accruing loans past-due 90 or more days and foreclosed assets.


Capital Requirements. The following table sets forth Washington Federal Savings Bank's compliance with its capital requirements at June 30, 1996.


                                                           Capital Level
                                  OTS Requirement       at June 30, 1996(1)
                                  ---------------     --------------------------
                                   % of                % of             Amount
                                  Assets  Amount      Assets   Amount  of Excess
                                  ------  ------      -------  ------  ---------
                                             (Dollars in Thousands)
Capital Standard

Tangible Capital ...........       1.5%   $  907       13.3%   $8,032   $7,125
Core Capital ...............       3.0%    1,814       13.3%    8,032    6,218
Risk-based capital .........       8.0%    3,167       20.8%    8,220    5,053


- -------------------

(1) Tangible and core capital figures are determined as a percentage of adjusted total assets; risk-based capital figures are determined as a percentage of risk-weighted assets in accordance with OTS regulations.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General


Washington Bancorp ("Washington" or the "Company"), an Iowa corporation, became the holding company of Washington Federal Savings Bank (the "Bank") on March 11, 1996. The Bank is a federally chartered stock savings bank headquartered in Washington, Iowa. The principal asset of the Company is the outstanding stock of the Bank, its wholly-owned subsidiary. The Company presently has no separate operations and its business consists only of the business of the Bank. All references to the Company, unless otherwise indicated, at or before March 11, 1996 refer to the Bank.


The earnings of Washington depend primarily on its level of net interest income, which is the difference between interest earned on interest-earning assets, consisting primarily of mortgage loans, and investment securities, and the interest paid on interest-bearing liabilities, consisting primarily of deposits. Net interest income is a function of Washington's "interest rate spread," which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. Washington, like other financial institutions, is subject to interest-rate risk to the degree that its interest-earning assets mature or reprice at different times, or on a different basis, than its interest-bearing liabilities. To a lesser extent, Washington's operating results are also affected by the amount of its non-interest income, including service charges and loan fees, and other income which includes commissions from sales of insurance by the Bank's service corporation. Non-interest expense consists primarily of compensation and benefits, occupancy and equipment, federal insurance premiums, data processing, and other operating expenses. Washington's operating results are significantly affected by general economic conditions, in particular, the changes in market interest rate, government policies and actions by regulatory authorities.


Washington's basic mission is to originate mortgage loans on a profitable basis to the communities it serves. In seeking to accomplish this mission, the Board of Directors and management have adopted a business strategy designed (i) to maintain Washington's capital level in excess of regulatory requirements; (ii) to maintain Washington's asset quality; (iii) to control operating expenses;
(iv) to maintain, and if possible, increase Washington's interest rate spread and other income; and (v) to manage Washington's exposure to changes in interest rates. Washington has attempted to achieve these goals by focusing on originating first mortgage home loans, consumer loans and by offering a full range of deposit products.

FinancialCondition

Total Assets. Total assets increased from $53.0 million at June 30, 1994 to $55.1 million at June 30, 1995, to $60.9 million at June 30, 1996. The net increase from 1994 to 1995 was primarily funded by an increase in FHLB advances used to fund the increase in assets. The net increase from 1995 to 1996 was primarily funded by the net proceeds from the IPO.


Loans Receivable. Loans receivable, net increased from $37.5 million at June 30, 1994 to $40.4 million at June 30, 1995 to $42.9 million at June 30, 1996. The increase is primarily due to increased loan demand in Washington's market area. The Company's non-performing assets were $44,000 or .07% of total assets as of June 30, 1996, as compared to $295,000 or .54% of total assets as of June 30, 1995. Management believes that this improvement is primarily the result of hiring a new collections officer in June 1995.


Deposits. Deposits decreased $1.0 million or 2.3% from $43.9 million, at June 30, 1994 to $42.9 million, at June 30, 1995. Interest credited during 1995 totalled $1.5 million while withdrawals exceeded deposits by $2.5 million. Management believes that the net withdrawals were mainly due to depositors seeking higher yielding alternative investments. During fiscal year 1995, depositors shifted from transaction and savings deposits to certificates of deposit offering higher rates of interest. This shift reflected a general rise in interest rates between 1994 and 1995. Transactions and savings deposits dropped as a percentage of total deposits from $17.4 million or 39.7% in fiscal year 1994 to $12.6 million or 29.5% in fiscal year 1995. Certificates of deposit rose as a percentage of total deposits from $26.5 million or 60.3% in fiscal year 1994 to $30.3 million or 70.5% in fiscal year 1995.

Deposits increased $1.3 million or 2.9% to $44.2 million, at June 30, 1996 from $42.9 million at June 30, 1995, due primarily to funds obtained through the IPO. Transactions and savings deposits rose as a percentage of total deposits from $12.6 million or 29.3% at June 30, 1995 to $13.9 million or 31.2% at June 30, 1996. Certificates of deposit dropped as a percentage of total deposits from $30.3 million or 70.5% at June 30, 1995 to $30.3 million or 68.3% at June 30, 1996.


Stockholders' Equity. Stockholders' equity increased from $4.1 million at June 30, 1994, to $4.4 million at June 30, 1995 to $10.5 million at June 30, 1996, due to net earnings partially offset by the net effect of unrealized losses on available for sale securities and the net proceeds from the IPO. The portfolio of available for sale securities is comprised primarily of investment securities carrying fixed interest rates. The fair value of these securities is subject to changes in interest rates and the fair value of these securities is less than their carrying value as of June 30, 1996 due to an increase in interest rates since the purchase date of the securities.

Net Interest Income Analysis

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the total dollar amount of interest expense on average interest-bearing liabilities and the resultant rates. No tax equivalent adjustments were made. All average balances are monthly average balances.

                                                                          Year Ended June 30,
                                     -------------------------------------------------------------------------------------------
                                                  1996                            1995                         1994
                                     -----------------------------   ----------------------------   ----------------------------
                                       Average    Interest             Average   Interest           Average   Interest
                                     Outstanding   Earned/  Yield/   Outstanding  Earned/  Yield/ Outstanding  Earned/    Yield/
                                       Balance      Paid     Rate      Balance    Paid      Rate    Balance    Paid        Rate
                                     -------------------------------------------------------------------------------------------
                                                                            (Dollars in Thousands)
Interest-earning assets:
  Loans receivable(1) ..............   $41,329    $ 3,446     8.34%   $39,077    $ 3,183    8.15%    $34,825   $ 2,944     8.45%
  Investment securities ............     9,580        632     6.60     12,044        710    5.90      12,615       839     6.65%
  FHLB stock .......................       366         26     7.10        338         26    7.69         320        26     8.13
  Other interest-earning assets ....     3,311        103     3.11        572         20    3.50       1,239        45     3.63
                                       -------    -------             -------    -------             -------   -------
    Total interest-earning assets(1)   $54,586    $ 4,207     7.71    $52,031    $ 3,939    7.57     $48,999   $ 3,854     7.87
                                       =======    =======             =======    =======             =======   =======

Interest-bearing liabilities:
  Certificates of deposit ..........   $30,658    $ 1,746     5.70    $28,691    $ 1,499    5.22     $26,289    $1,353     5.15
  NOW, money market and passbook
     savings .......................    12,955        496     3.83     14,546        432    2.97      17,720       582     3.28
  Advances from borrowers for taxes
    and insurance ..................       163          4     2.45%       163          5    3.07         164         3     1.83
  FHLB advances ....................     4,621        253     5.48      4,773        245    5.13       1,946       105     5.40
                                       -------    -------             -------   -------             -------   -------
    Total interest-bearing
      liabilities ..................   $48,397    $ 2,499     5.16    $48,173    $ 2,181    4.53     $46,119   $ 2,043     4.43
                                       =======    =======             =======    =======             =======   =======

Net interest income ................              $ 1,708                        $ 1,758                       $ 1,811
                                                  =======                        =======                       =======

Net interest rate spread(2) ........                          2.55%                        3.04%                          3.44%
                                                              =====                        =====                          =====
Net interest earning assets ........   $ 6,189                        $ 3,858                      $ 2,880
                                       =======                        =======                      =======

Net yield on average interest-
  earnings assets ..................                          3.13%                        3.38%                          3.70%
                                                              =====                        =====                          =====

Average interest-earning assets to
  average interest-earning
  liabilities ......................              112.79%                        108.01%             106.24%
                                                  =======                        =======             =======
- ---------------------

(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

(2) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.

The following table presents the weighted average yields on loans, investments and other interest-earning assets, and the weighted average rates paid on deposits and borrowings and the resultant interest rate spreads at the dates indicated.
                                                             At June 30,
                                                       -------------------------
                                                       1996      1995      1994
                                                       -------------------------
Weighted average yield on:
  Loans receivable ............................        8.52%     8.30%     8.17%
  Investment securities .......................        6.87      6.85      6.31
  Other interest-earning assets ...............        5.33      5.92        --
Combined weighted average yield on interest-
 earning assets ...............................        8.05      7.93      7.68

Weighted average rate paid on:
  Passbook savings accounts ...................        2.30      2.50      2.50
  NOW accounts ................................        2.30      2.50      2.50
  Money market accounts .......................        4.14      3.26      3.26
  Certificates of deposit .....................        5.67      5.62      4.85
  Advances from borrowers for taxes &
   insurance ..................................        2.30      2.50      2.50
  FHLB advances ...............................        5.46      5.85      4.76
Combined weighted average rate paid on
 interest-bearing liabilities .................        5.09      5.02      4.21
Spread ........................................        2.96      2.91      3.47

Rate/Volume Analysis

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes due to changes in outstanding balances and those due to changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by prior interest rate) and (ii) changes in rate (i.e., changes in rate multiplied by prior volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the changes due to the volume and the changes due to rate.

                                                                        Year Ended June 30,
                                                      ----------------------------------------------------
                                                           1996 vs. 1995             1995 vs. 1994
                                                      -----------------------   --------------------------
                                                        Increase                   Increase
                                                       (Decrease)                 (Decrease)
                                                         Due To         Total       Due To         Total
                                                      --------------  Increase  ---------------  Increase
                                                      Volume    Rate (Decrease) Volume    Rate  (Decrease)
                                                      ------------------------- --------------------------
                                                                         (In Thousands)

Interest-earning assets:
  Loans receivable ................................   $ 188    $  75    $ 263    $ 340    $(101)   $ 239
  Investment securities ...........................    (156)      78      (78)     (92)    (129)
  FHLB stock ......................................       2       (2)      --        1       (1)      --
  Other interest-earning
   assets .........................................      85       (2)      83      (23)      (2)     (25)
                                                      --------------------------------------------------
Total interest-earning
  assets ..........................................   $ 119    $ 149    $ 268    $ 281    ($196)   $  85
                                                      ==================================================

Interest-bearing liabilities:
 Certificates of Deposit ..........................   $ 106    $ 141    $ 247    $ 127    $  19    $ 146
 NOW, money market, and
  passbook savings ................................     (51)     115       64      (98)     (52)    (150)
 Advances from borrowers for
  taxes and insurance .............................      --       (1)      (1)      --        2        2
  FHLB advances ...................................      (8)      16        8      145       (5)     140
                                                      --------------------------------------------------
Total interest-bearing
 liabilities ......................................   $  47    $ 271    $ 318    $ 174    ($ 36)   $ 138
                                                      ==================================================

Net interest income ...............................                     $ (50)                     $ (53)
                                                                        =====                      =====

Comparison of Operating Results for the Years Ended June 30, 1996 and 1995

Performance Summary. Net earnings for the year ended June 30, 1996 increased by $82,000 or 23% to $441,000 from $359,000 for the year ended June 30, 1995. The increase was primarily due to an increase in noninterest income of $59,000, a decrease in noninterest expense of $72,000, and a decrease in income tax expense of $16,000, partially offset by a decrease in net interest income of $50,000 and an increase in provision for loan losses of $15,000. For the years ended June 30, 1996 and 1995 the return on average assets was .78% and .67%, respectively, while return on average equity was 6.94% and 8.41%, respectively.

Net Interest Income. For the year ended June 30, 1996, net interest income decreased by $50,000 as compared to June 30, 1995. This reflects an increase of $268,000 in interest income to $4.2 million from $3.9 million and an increase in interest expense of $318,000 to $2.5 million from $2.2 million. The net decrease was primarily due to the cost of the Company's interest-bearing liabilities increasing as a result of customer preference for higher yielding products partially offset by an increase in the yield on interest-earning assets. For the year ended June 30, 1996 the average yield on interest-earning assets was 7.71% compared to 7.57% for 1995. The average cost of interest-bearing liabilities was 5.16% for the year ended June 30, 1996 an increase from 4.53% for the year ended June 30, 1995. The average balance of interest-earning assets increased by $2.6 million to $54.6 million for the year ended June 30, 1996 from $52.0 million for the year ended June 30, 1995. During this same time period, the average balance of interest-bearing liabilities increased by $.2 million to $48.4 million for the year ended June 30, 1996 from $48.2 million for the year ended June 30, 1995.

Due to the higher funding costs, the average interest rate spread was 2.55% for the year ended June 30, 1996 compared to 3.04% for the year ended June 30, 1995. The average net interest margin was 3.13% for the year ended June 30, 1996 compared to 3.38% for the year ended June 30, 1995.

Provision for Loan Loss. During the year ended June 30, 1996 the provision for loan loss was $15,000 compared to none for the year ended June 30, 1995. The primary reason for the provision was the increased size of the loan portfolio during the last few years. The Company's loan portfolio consists primarily of residential mortgage loans, and it has experienced little change in the composition of the loan portfolio and a minimal amount of charge-offs in the past three years. The allowance for loan losses of $209,000 or .49% of loans receivable, net at June 30, 1996 compares to $203,000 or .50% of loans receivable, net at June 30, 1995. The allowance for loan losses as a percentage of non-performing assets was 475.00% at June 30, 1995, compared to 68.81% at June 30, 1995.

Management will continue to monitor its allowance for loan losses and make additions to the allowance through the provision for loan losses as economic conditions dictate. Although Washington maintains its allowance for loan losses at a level which management considers to be adequate to provide for loan losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in the future.

Non-Interest Income. For the year ended June 30, 1996, non-interest income increased $59,000 or 42.8% compared to the year ended June 30, 1995 due primarily to security gains recognized in fiscal year 1996 and a $30,000 other than temporary impairment on equity securities in fiscal year 1995, offset by a net decrease in bank service charges, primarily due to an increase in overdraft fees which had the effect of reducing the number of accounts in an overdraft position. Management is committed to realigning the Bank's service charges to be more competitive with other financial service corporations our size yet remaining conscious of the needs of our customers.

Non-Interest Expense. For the year ended June 30, 1996, non-interest expense has decreased $72,000 to $1.2 million compared to $1.3 million for the year ended June 30, 1995. Compensation and benefits decreased $32,000 to $582,000 for the year ended June 30, 1996 from $614,000 for the year ended June 30, 1995 due to a reduction in average full-time equivalent employees during the year ended June 30, 1996. Other expenses decreased $48,000 to $289,000 for the year ended June 30, 1996 from $338,000 for the year ended June 30, 1995. The decrease can be primarily attributed to legal and accounting fees incurred during fiscal year 1995 relative to isolated data processing and compensation issues.

Federal law requires that the FDIC maintain reserves of at least 1.25% of insured deposits at both the Savings Association Insurance Fund ("SAIF") and the Bank Insurance Fund ("BIF"), up to applicable limits. The reserves are funded through the payment of insurance premiums by the insured institution members of each fund. The BIF reached this level during 1995 enabling the FDIC to reduce BIF insurance premiums to a range of .04% to .27% of deposits for the second half of 1996 (as compared to the previous range of 0.23% to 0.31% of deposits for both BIF and SAIF-insured institutions). Effective in January 1996, the FDIC again revised the premium schedule for BIF-insured banks to provide for a range of 0% to 0.23% of deposits with an annual statutory minimum payment of $2,000. The FDIC action does not affect the premium rates currently applicable to SAIF members, such the Bank, which continue to range from 0.23% to 0.31% of deposits depending on the institution's capital level and other factors. As a result, BIF members generally pay lower premiums than SAIF members. While the magnitude of the competitive advantage of BIF-insured institutions and its impact on the Bank's results of operations cannot be determined at this time, the decrease in BIF premiums could place the Bank and other SAIF members at a material competitive disadvantage. The Bank currently qualifies for the minimum SAIF premium level of 0.23% of deposits.

Federal legislation, which has been proposed in various forms, provides for a one-time assessment (in an amount sufficient for the SAIF to achieve the 1.25% reserve ratio) to be imposed on all SAIF-insured deposits, including those held by commercial banks, and for a portion of BIF deposit insurance premiums to be used to pay the Financing Corporation bond interest. If a requirement were implemented for the Bank to pay a one-time assessment equal to 0.80% of SAIF assessable deposits (based on deposits at March 31, 1995 as currently proposed), the amount of such assessment would have been approximately $229,000, net of taxes. The final form of any such legislation has been the subject of continuing negotiation and cannot be assured. If the legislation is enacted during the next Congressional session, however, it is anticipated the assessment could be payable in 1996. Accordingly, this special assessment would significantly increase noninterest expense and adversely affect the Company's results of operations. Depending on the Bank's capital level and supervisory rating, and assuming (although there can be no assurance) that the insurance premium levels for BIF and SAIF members are again equalized, deposit insurance premiums could decrease significantly for future periods.

As part of the legislation, Congress is considering requiring all federal thrift institutions, such as the Bank, to either convert to a national bank or a state-chartered depository institution by January 1, 1998. The OTS also would be abolished and its functions transferred among the other federal banking regulators. Certain aspects of the legislation remain to be resolved and therefore no assurance can be given as to whether or in what form the legislation will be enacted or its effect on the Company and the Bank.

In addition, legislation was recently passed which will require the recapture of a portion of the Bank's tax bad debt reserve. The recapture will occur over a six-year period and begin with the Bank's fiscal year ending June 30, 1997. It is not anticipated that this recapture will have a material adverse effect on the Company's results of operations because the Bank has already established a deferred tax liability of approximately $88,000 on its balance sheet for this purpose.

Income Taxes. Income taxes decreased $16,000 to $243,000 for the year ended June 30, 1996 from $259,000 for the year ended June 30, 1995. The effective income tax rates for the years ended June 30, 1996 and 1995 were 35.4% and 41.9%, respectively. The fluctuations in the effective income tax rate relates primarily to the changes to the over\under accrual of income taxes.

Comparison of Operating Results for the Years Ended June 30, 1995 and June 30, 1994

Performance Summary. Net earnings for the year ended June 30, 1995 decreased by $221,000 or 38% to $359,000 from $580,000 for the year ended June 30, 1994. The decrease was primarily due to a reduction in net interest income of $52,000, a reduction in non-interest income of $72,000, and an increase in non-interest expense of $129,000, partially offset by a reduction in income tax expense of $32,000. For the years ended June 30, 1995 and 1994, the return on average assets was .67% and 1.14% respectively, while the return on average equity was 8.41% and 15.06%, respectively.

Net Interest Income. For the year ended June 30, 1995, net interest income decreased by $52,000 as compared to the year ended June 30, 1994. This reflects an increase of $86,000 in interest income to $3.9 million from $3.8 million and an increase in interest expense of $138,000 to $2.2 million from $2.0 million. The net decrease was primarily due to the cost of the Company's interest-bearing liabilities increasing as a result of customer preference for higher yielding products coupled with a decrease in the yield on interest-earning assets. In addition, the Company borrowed from the FHLB, at a rate higher than its average cost of liabilities, to meet a higher than expected loan demand.

For the year ended June 30, 1995, the average yield on interest-earning assets was 7.57% compared to 7.87% for 1994. The average cost of interest-bearing liabilities was 4.53% for the year ended June 30,1995 an increase from 4.43% for the year ended June 30, 1994. The average balance of interest-earning assets increased by $3.0 million to $52.0 million for the year ended June 30, 1995 compared to $49.0 million for the year ended June 30, 1994. During this same time period, the average balance of interest-bearing liabilities increased by $2.1 million to $48.2 million for the year ended June 30, 1995 from $46.1 million for the year ended June 30, 1994.

Due to the higher funding costs and lower yield on interest-earning assets, the average interest rate spread was 3.04% for the year ended June 30, 1995 compared to 3.44% for the year ended June 30, 1994. The average net interest margin was 3.38% for the year ended June 30, 1995 compared to 3.70% for the year ended June 30, 1994.

Provision for Loan Losses. During the year ended June 30, 1995, Washington did not record a provision for additional loan losses. This was based upon management's review of the loan portfolio, including assessment of the estimated net realizable value of the collateral, consideration of historical loss experience and then current economic conditions. The allowance for loan losses of $203,000 or .50% of loans receivable, net at June 30, 1995, compares to $203,000 or .54% of loans receivable, net at June 30, 1994. There were no net charge-offs in the fiscal year ended June 30, 1995. The allowance for loan losses as a percentage of non-performing assets was 68.81% at June 30, 1995, compared to 98.07% at June 30, 1994.

Non-Interest Income. For the year ended June 30, 1995, non-interest income decreased by $72,000 or 34.3% due primarily to securities gains recognized in fiscal year 1994 not being repeated in fiscal year 1995 and a $30,000 other than temporary impairment on equity securities in fiscal year 1995. In fiscal year 1995, there were no sales of investment securities.

Non-Interest Expense. Non-interest expense increased by $129,000 to $1.3 million for the year ended June 30, 1995 from $ 1.1 million for the year ended June 30, 1994. Compensation and benefit expense increased $74,000 to $614,000 in fiscal year 1995 from $540,000 in fiscal year 1994. The increase represents normal salary increases, the addition of 1.5 full time equivalent new employees to staff the drive-up facility that opened July 1, 1994, and increases in other employee benefits. Occupancy and equipment expense increased by $23,000 to $144,000 in fiscal year 1995 from $121,000 in fiscal year 1994, due primarily to the addition of the drive-up facility. Data processing expense decreased $34,000 to $66,000 in fiscal 1995 due to cost savings realized under a new data processing contract and a one time contract termination fee of $10,000 paid in fiscal 1994 not repeated in 1995. Other non-interest expenses increased by $67,000 to $338,000 in fiscal 1995 due primarily to miscellaneous expenses previously discussed above.

Income Taxes. Income taxes decreased by $32,000 to $259,000 for the year ended June 30, 1995 from $291,000 for the year ended June 30, 1994. This decrease results from the decrease in income before taxes. The effective income tax rates for the years ended June 30, 1995 and 1994 were 41.9% and 33.4%, respectively. The fluctuations in the effective income tax rate relates primarily to the changes to the over/under accrual of income taxes.

Asset/Liability Management

One of Washington's principal financial objectives is to achieve long-term profitability while reducing its exposure to fluctuations in interest rates. Washington has sought to reduce exposure of its earnings to changes in market interest rates by managing the mismatch between asset and liability maturities and interest rates. The principal element in achieving this objective has been to increase the interest-rate sensitivity of Washington's assets by originating loans with interest rates subject to periodic adjustment to market conditions. Accordingly, Washington's primary one- to four-family loan product has been a three year balloon loan accounting for $27.6 million of its $42.9 million loan portfolio, or 64% at June 30, 1996. In keeping with the objective to improve interest-rate sensitivity and in order to satisfy customer preferences, management made the decision to discontinue the three year balloon product and replace it with an array of adjustable rate mortgage loan products effective March 1996. Adjustable rate loans account for $3.4 million of its $42.9 million loan portfolio, or 8% at June 30, 1996.

Washington has historically relied upon retail deposit accounts as its primary source of funds and will continue to do so. Management believes that retail deposit accounts and long term borrowings as sources of funds, compared to brokered deposits, reduce the effects of interest rate fluctuations because these deposits and borrowings generally represent a more stable source of funds. In addition, Washington has emphasized longer term certificate accounts in an effort to extend the maturity of its liabilities.

Net Portfolio Value. In order to encourage savings associations to reduce their interest rate risk, the Office of Thrift Supervision ("OTS") adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of hypothetical 200 basis point ("bp") changes in market interest rates. A resulting change in NPV of more than 2% of the estimated market value of its assets will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. Washington, based on asset size and risk-based capital, has been informed by the OTS that it is exempt from this rule.

Presented below, as of March 31, 1996 (the latest date for which information was available), is an analysis of Washington's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points in accordance with OTS regulations. Management believes that Washington's NPV as of June 30, 1996, will not be significantly different from that at March 31, 1996. As illustrated in the table below, Washington's NPV does not change significantly in a 400 basis point change in interest rates. For example, a 400 basis point increase in interest rates would decrease Washington's NPV by $129,000 or 1% and a 400 basis point decrease in interest rates would increase NPV by $324,000 or 4%. As previously mentioned, the OTS has informed the Bank that it is not subject to the IRR component discussed above. Further, were the Bank subject to the IRR component at March 31, 1996, it would not have been considered to have had a greater than normal level of interest rate exposure and a deduction from capital would not have been required, although it is still subject to interest rate risk and, as can be seen below, decreasing rates will reduce the Bank's NPV.

                                                At June 30, 1996
- -------------------------------------------------------------------------------------------------------
                           Net Portfolio Value
- --------------------------------------------------------------------
Change in
  Rate                  $ Amount          $ Change          % Change           NPV as % of PV of Assets
- --------                ---------         ---------         ---------          ------------------------
                   Dollars in Thousands

+400 bp                  $9,340              $129               +1%           15.16%             +51bp
+300 bp                   9,348               138               +1%           15.09%             +44bp
+200 bp                   9,336               126               +1%           14.99%             +34bp
+100 bp                   9,298                88               -1%           14.85%             +21bp
   0 bp                   9,210                                               14.65%
- -100 bp                   9,092              -118               -1%           14.40%             -25bp
- -200 bp                   8,964              -246               -3%           14.13%             -52bp
- -300 bp                   8,900              -310               -3%           13.95%             -70bp
- -400 bp                   8,886              -324               -4%           13.84%             -81bp

Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. Although certain assets and liabilities may have similar maturities or periods within which they will reprice, they may react differently to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, Washington's primary loan products, the three-year balloon and adjustable rate loans, may permit Washington to adjust to changes in interest rates on a short-term basis and over the life of the asset. The proportion of three-year balloon and adjustable rate loans could be reduced in future periods if market interest rates decrease and remain at lower levels for a sustained period, due to increased refinance activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the table. Finally, the ability of many borrowers to service their three-year balloon and adjustable rate mortgage loans may decrease in the event of a sustained interest rate increase.

Liquidity and Capital Resources

Washington's primary sources of funds are deposits, long-term borrowings from the FHLB, repayments and prepayments of loans, the maturity of investment securities and interest income. Although maturity and scheduled amortization of loans are relatively predictable sources of funds, deposit flows and prepayments on loans are influenced significantly by general interest rates, economic conditions and competition. In fact, since early 1994, interest rates have increased and mortgage loan refinancing has been moderate.

The primary investing activity of Washington is originating mortgage loans to be held to maturity. For the fiscal years ended June 30, 1996, 1995 and 1994, Washington originated loans for its portfolio in the amount of $16.7 million, $11.1 million and $16.4 million, respectively. These activities were funded primarily by FHLB borrowings and principal repayments of loans, and proceeds from the IPO. FHLB borrowings have been more costly than deposits, but less than other financing sources available.

For investment and liquidity purposes, Washington maintains a portfolio of investment securities including U.S. Treasury securities, U.S. government agencies, state and political subdivisions, mortgaged-backed securities and corporation and other securities.

The Bank is required to maintain minimum levels of liquid assets under the OTS regulations. Savings institutions are required to maintain an average daily balance of liquid assets (including cash, certain time deposits, and specified U.S. Government, state or federal agency obligations) of not less than 5.0% of its average daily balance of net withdrawal accounts plus short-term borrowings. It is the Bank's policy to maintain its liquidity portfolio in excess of regulatory requirements. The Bank's eligible liquidity ratios were 14.6%, 8.6% and 11.3% respectively, at June 30, 1996, 1995 and 1994.

Cash was generated by Washington's  operating  activities during the years ended
June 30, 1996, 1995 and 1994, primarily as a result of net income. The adjustments to reconcile net income to net cash provided by operations during the periods presented consisted primarily of amortization of premiums and discounts on debt securities, depreciation expense, deferred income taxes and increases and decreases in other assets and other liabilities. The primary investing activities of Washington are the origination of loans and the purchase of investment securities; which are funded with cash provided from operations and financing activities, as well as proceeds from amortization and prepayments on existing loans and proceeds from sales and maturities of securities. The primary financing activity consist of deposits, borrowing/repayments with the FHLB of Des Moines, and proceeds from the IPO.

Washington's most liquid assets are cash and cash equivalents, which include short-term investments. At June 30, 1996, 1995 and 1994, cash and cash equivalents were $1,903,000, $1,658,000 and $735,000, respectively.

Liquidity management for Washington is both an ongoing and long-term function of Washington's asset/liability management strategy. Excess funds generally are invested in overnight deposits at the FHLB of Des Moines or financial institutions. Should Washington require funds beyond its ability to generate them internally, additional sources of funds are available through FHLB of Des Moines advances. Washington would pledge its FHLB of Des Moines stock and certain other assets as collateral for such advances. During fiscal 1996 and 1995, Washington used FHLB advances to meet cash flow requirements and finance loan growth. The FHLB advances are generally at a higher rate of interest than transaction and savings deposit accounts.

At June 30, 1996, Washington had outstanding loan commitments of $1,213,000 and undisbursed loans in process of $562,000. Washington anticipates it will have sufficient funds available to meet its current loan commitments, including loan applications received and in process prior to the issuance of firm commitments. Certificates of deposit which are scheduled to mature in one year or less at June 30, 1996 were $17,624,000. Based on past experience, management believes that a significant portion of such deposits will remain with the Company.

Under federal law, the Bank is required to meet certain tangible, core and risk based capital requirements. For information regarding Washington's regulatory capital compliance, see "Selected Consolidated Financial Information."

Recent Accounting Developments

Statement of Financial Accounting Standards No. 121 ("SFAS 121") "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," is effective for the fiscal year beginning July 1, 1996. The statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows is less than the carrying amount of the asset. Management does not expect the implementation of SFAS No. 121 to have a material impact on Washington's consolidated financial position or results of operations.

SFAS No. 123, Accounting for Stock-Based Compensation was issued in October, 1995 and is effective for transactions entered into in fiscal years beginning after December 15, 1995. The statement establishes financial accounting and reporting standards for stock-based employee compensation plans, such as Washington's proposed stock option plans. The statement defines a fair value method of accounting for stock option plans and encourages entities to adopt that method of accounting for their stock option plans. However, the statement allows entities to use the intrinsic value based method of accounting as prescribed by APB No. 25. Under the fair value based method compensation cost is measured at the grant dated based on the value of the award and is recognized over the service period. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Washington intends to apply the intrinsic value based method of accounting for the proposed stock option plans as provided for in APB No. 25. Since the proposed stock option plans have no intrinsic value at the grant date, no compensation cost will be recognized in the financial statements. Washington will be required to make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting were used. Since Washington intends to use the intrinsic value based method of accounting and only report the effect of the fair value based method on a pro forma basis, management does not expect the implementation of SFAS No. 123 to have a material impact on the Company's consolidated financial position or results of operations.

SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," is effective for transactions entered into after December 31, 1996. The statement requires that after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. Servicing assets or liabilities are to be recognized and amortized over the period of estimated net servicing income or net servicing loss. Management does not expect the implementation of SFAS No. 125 to have a material impact on Washington's consolidated financial position or results of operations.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which generally requires the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of Washington's operations. Nearly all the assets and liabilities of Washington are financial, unlike most industrial companies. As a result, Washington's performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. Washington's ability to match the interest sensitivity of its financial assets to the interest sensitivity of its financial liabilities in its asset/liability management may tend to minimize the effect of change in interest rates on Washington's performance. Changes in interest rates do not necessarily move to the same extent as changes in the price of goods and services. The liquidity and the maturity structure of Washington's assets and liabilities are critical to the maintenance of acceptable performance levels.

                               WASHINGTON BANCORP
                                 AND SUBSIDIARY


                          CONSOLIDATED FINANCIAL REPORT


                                  JUNE 30, 1996

                                                     CONTENTS

- --------------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT
- --------------------------------------------------------------------------------
FINANCIAL STATEMENTS

   Consolidated statements of financial condition
   Consolidated statements of income
   Consolidated statements of  stockholders' equity
   Consolidated statements of cash flows
   Notes to financial statements

- --------------------------------------------------------------------------------

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Washington Bancorp
Washington, Iowa

We have audited the accompanying consolidated statements of financial condition of Washington Bancorp and its subsidiary, as of June 30, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Washington Bancorp and subsidiary as of June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.




                                        /S/ McGLADREY & PULLEN, LLP




Cedar Rapids, Iowa
August 6, 1996

WASHINGTON BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
June 30, 1996 and 1995

ASSETS                                                            1996            1995
- -----------------------------------------------------------------------------------------
Cash and cash equivalents (Note 2):
   Interest-bearing .........................................   $ 1,109,583    $ 1,289,842
   Noninterest-bearing ......................................       793,769        368,201
Investment securities (Notes 2, 3 and 8):
   Held to maturity .........................................     3,077,341
   Available for sale .......................................    14,628,089      8,439,858
Loans receivable, net (Notes 4, 8 and 14) ...................    42,905,699     40,434,734
Accrued interest receivable (Note 5) ........................       465,789        421,262
Federal Home Loan Bank stock ................................       369,100        361,900
Premises and equipment, net (Note 6) ........................       543,606        572,677
Other assets ................................................        75,308        134,500
                                                                -----------    -----------
        Total assets ........................................   $60,890,943    $55,100,315
                                                                ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
- ------------------------------------------------------------------------------------------

Liabilities
   Deposits (Note 7) ........................................   $44,176,448    $42,949,799
   Borrowed funds (Notes 3 and 8) ...........................     5,504,742      7,230,215
   Advances from borrowers for taxes and insurance ..........       218,506        199,834
   Accrued expenses and other liabilities ...................       443,082        320,311
                                                                -----------    -----------
        Total liabilities ...................................    50,342,778     50,700,159
                                                                -----------    -----------

Commitments and Contingencies (Note 12)

Stockholders' Equity (Notes 11 and 16)
   Preferred stock, $.01 par value, authorized 1996 1,000,000
      shares; 1995 none; none issued and outstanding                    - -            - -
   Common stock, $.01 par value, authorized 1996 4,000,000
      shares; 1995 none; issued and outstanding 1996 657,519
      shares; 1995 none .....................................         6,575            - -
   Additional paid-in capital ...............................     6,172,680            - -
    Retained earnings, substantially restricted .............     4,941,449      4,500,027
   Unrealized (losses) on investment securities available
      for sale, net of income taxes (Note 3) ................       (68,209)       (99,871)
   Unearned shares, employee stock ownership plan (Note 9) ..      (504,330)           - -
                                                                -----------    -----------
        Total stockholders' equity ..........................    10,548,165      4,400,156
                                                                -----------    -----------
         Total liabilities and stockholders' equity ..........  $60,890,943    $55,100,315
                                                                ===========    ===========

See Notes to Financial Statements.

WASHINGTON BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
Years Ended June 30, 1996, 1995 and 1994


                                                      1996         1995           1994
- -----------------------------------------------------------------------------------------
Interest income:
   Loans receivable:
      First mortgage loans ......................   $2,987,869   $2,763,772    $2,565,505
      Consumer and other loans ..................      458,102      419,044       378,235
   Investment securities:
      Taxable ...................................      713,988      687,754       837,735
      Nontaxable ................................       46,702       68,973        72,445
                                                    ----------   ----------    ----------
              Total interest income .............    4,206,661    3,939,543     3,853,920
                                                    ----------   ----------    ----------

Interest expense:
   Deposits (Note 7) ............................    2,246,017    1,936,410     1,938,705
   Borrowed funds ...............................      252,657      244,862       104,632
                                                    ----------   ----------    ----------
              Total interest expense ............    2,498,674    2,181,272     2,043,337
                                                    ----------   ----------    ----------

              Net interest income ...............    1,707,987    1,758,271     1,810,583
Provision for loan losses (Note 4) ..............       15,000          - -           - -
                                                    ----------   ----------    ----------

              Net interest income after provision
                    for loan losses .............    1,692,987    1,758,271     1,810,583
                                                    ----------   ----------    ----------

Noninterest income:
   Securities gains (losses), net (Note 3) ......       32,534      (30,000)       55,560
   Loan origination and commitment fees .........        8,316        3,379        20,239
   Service charges and fees .....................       84,512      111,063        98,134
   Insurance commissions ........................       54,615       38,961        19,643
   Other ........................................       17,026       14,238        15,864
                                                    ----------   ----------    ----------
              Total noninterest income ..........      197,003      137,641       209,440
                                                    ----------   ----------    ----------

Noninterest expense:
   Compensation and benefits (Note 9) ...........      581,896      613,962       540,106
   Occupancy and equipment ......................      138,032      144,408       121,066
   SAIF deposit insurance premium ...............      116,690      116,888       117,178
   Data processing ..............................       80,076       65,533       100,101
   Other ........................................      289,496      337,575       270,696
                                                    ----------   ----------    ----------
              Total noninterest expense .........    1,206,190    1,278,366     1,149,147
                                                    ----------   ----------    ----------

              Income before income taxes ........      683,800      617,546       870,876
Income tax expense (Note 10) ....................      242,378      258,947       291,202
                                                    ----------   ----------    ----------
              Net income ........................   $  441,422   $  358,599    $  579,674
                                                    ==========   ==========    ==========

Earnings per common share subsequent to
   to conversion (Note 1) .......................   $     0.25   $      n/a    $      n/a
                                                    ==========   ==========    ==========

Weighted average common shares ..................   $  606,002          n/a           n/a
                                                    ==========   ==========    ==========

See Notes to Financial Statements ...............

WASHINGTON BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(NOTES 11 AND 16)

Years Ended June 30, 1996, 1995 and 1994

                                                                                             Unrealized
                                                                                            (Losses) On
                                                                                             Investment   Uneared
                                                                                             Securities    Shares,
                                                                                             Available    Employee
                                                                                                For         Stock
                                                                  Additional                 Sale, Net    Ownership       Total
                                            Preferred   Common      Paid-In      Retained    Of Income       Plan      Stockholders'
                                              Stock      Stock      Capital      Earnings      Taxes       (Note 9)       Equity
- ------------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1993 ..................   $     - -  $     - -   $      - -   $3,561,754   $     - -    $      - -    $ 3,561,754
   Net income ...........................         - -        - -          - -      579,674         - -           - -        579,674
                                            ---------  ---------   ----------   ----------   ---------    ----------    -----------
Balance, June 30, 1994 ..................         - -        - -          - -    4,141,428         - -           - -      4,141,428
   Net income ...........................         - -        - -          - -      358,599         - -           - -        358,599
   Cumulative effect of accounting
      change as of July 1, 1994  (Note 3)         - -        - -          - -          - -     (91,602)          - -        (91,602)
   Net change in unrealized (losses)
      on investment securities available
      available for sale, net of,
      net of income taxes ...............         - -        - -          - -          - -      (8,269)          - -         (8,269)
                                            ---------  ---------   ----------   ----------   ---------    ----------    -----------
Balance, June 30, 1995 ..................         - -        - -          - -    4,500,027      (99,871)         - -      4,400,156
   Net income ...........................         - -        - -          - -      441,422          - -          - -        441,422
   Issuance of 604,917 shares of
      common stock (Note 16) ............         - -      6,049    6,043,121          - -          - -          - -      6,049,170
   Expenses incurred relating to
      conversion to stock from (Note 16)          - -        - -     (396,477)         - -          - -          - -       (396,477)
   Issuance of 52,602 shares of
      common stock to ESOP
     (Note 9) ...........................         - -        526      525,494          - -          - -     (526,020)           - -
   Allocation of ESOP shares (Note 9) ...         - -        - -          542          - -          - -       21,690         22,232
   Net change in unrealized (losses) on
      investment securities available
      for sale, net of income taxes .....         - -        - -          - -          - -       31,662          - -         31,662
                                            ---------  ---------   ----------   ----------   ---------    ----------    -----------
Balance, June 30, 1996 ..................   $     - -  $   6,575   $6,172,680   $4,941,449   $  (68,209)  $ (504,330)   $10,548,165
                                            =========  =========   ==========   ==========   ==========   ==========    ===========


WASHINGTON BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
 YEARS ENDED JUNE 30, 1996, 1995  AND 1994

                                                               1996          1995         1994
- -------------------------------------------------------------------------------------------------

Cash Flows from Operating Activities
   Net income ..........................................  $   441,422   $   358,599   $   579,674
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Amortization of premiums and discounts on
        debt securities ................................       80,890        93,263        67,814
      Provision for loan losses ........................       15,000           - -           - -
      Provision for impairment on available for sale
        securities .....................................          - -        30,000           - -
      (Gain) on sale of investment securities ..........      (32,534)          - -        (55,560)
      (Gain) loss on sale of foreclosed real estate ....          - -       (10,338)       (1,670)
      Depreciation .....................................       68,847        76,474        68,748
      ESOP contribution expense ........................       22,232           - -           - -
      Deferred income taxes ............................       28,360        44,221        77,000
      (Increase) decrease in accrued interest receivable      (44,527)       29,334      (132,052)
      (Increase) decrease in other assets ..............       59,192        (1,638)      (61,576)
      Increase (decrease) in accrued expenses and
        other liabilities ..............................       75,415        52,004       (28,850)
                                                           ----------   -----------   -----------
              Net cash provided by operating activities       714,297       671,919       513,528
                                                           ----------   -----------   -----------

Cash Flows from Investing Activities
   Held to maturity securities:
      Sales ............................................          - -           - -     1,236,950
      Maturities and calls .............................      166,988       379,660     3,047,286
      Purchases ........................................          - -      (100,000)   (6,045,191)
   Available for sale securities:
      Sales ............................................    3,807,939           - -           - -
      Maturities .......................................    2,556,485     1,800,000           - -
      Purchases ........................................   (9,647,200)     (642,300)          - -
   Loans made to customers, net ........................   (2,485,965)   (2,913,533)   (4,242,581)
   Purchase of premises and equipment ..................      (39,776)      (93,253)     (225,268)
                                                           ----------   -----------   -----------
              Net cash (used in) investing activities ..   (5,641,529)   (1,569,426)   (6,228,804)
                                                           ----------   -----------   -----------

                                                    (Continued)


WASHINGTON BANCORP AND SUBSIDIARY

YEARS ENDED JUNE 30, 1996, 1995  AND 1994

                                                          1996            1995          1994
- ------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
   Net increase (decrease) in deposits .............  $  1,226,649    $  (922,602)   $  (395,907)
   Proceeds from Federal Home Loan Bank advances ...    16,820,000     51,415,000      9,050,000
   Principal payments on Federal Home Loan Bank
      advances .....................................   (18,545,473)   (48,673,522)    (4,561,263)
   Net increase in advances from borrowers for taxes
      and insurance ................................        18,672          1,810         11,107
   Proceeds from issuance of 604,917 shares
      of common stock ..............................     6,049,170            - -            - -
   Payments for expenses incurred relating to
      conversion to stock form .....................      (396,477)           - -            - -
                                                        ----------    -----------    -----------
              Net cash provided by financing
                    activities .....................     5,172,541      1,820,686      4,103,937
                                                        ----------    -----------    -----------
              Net increase (decrease) in cash and
                    cash equivalents ...............       245,309        923,179     (1,611,339)

Cash and cash equivalents:
   Beginning .......................................     1,658,043        734,864      2,346,203
                                                       -----------    -----------    -----------
   Ending ..........................................   $ 1,903,352    $ 1,658,043    $   734,864
                                                       ===========    ===========    ===========

Supplemental Disclosures of Cash Flow Information
   Cash payments for:
      Interest paid to depositors ..................   $ 2,241,023    $ 1,875,273    $ 1,961,738
      Interest paid on other obligations ...........       252,657        271,862        128,632
      Income taxes, net of refunds .................        99,356        297,442        179,275

Supplemental Schedule of Noncash Investing and
   Financing Activities
   Transfers from loans to foreclosed real estate ..   $       - -    $    33,152    $    49,905
   Contract sales of foreclosed real estate ........           - -         93,395         28,846

   Transfer of held-to-maturity securities to
      available-for-sale securities in accordance
      with the adoption of FAS #115 ................   $       - -    $ 9,919,066    $       - -

   Investment securities transferred from
      held-to-maturity portfolio to available
      for sale, at fair value ......................   $ 2,872,058    $       - -    $       - -


See Notes to Financial Statements.

WASHINGTON BANCORP AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------



Note 1.  Significant Accounting Policies

Organization: On March 11, 1996, Washington Bancorp issued 604,917 shares of common stock at $10 per share and simultaneously invested $3,089,356 for all the outstanding common shares of Washington Federal Savings Bank in a transaction accounted for like a pooling of interests.

Prior to March 11, 1996, the Savings Bank was a federally chartered mutual savings bank. After a reorganization, effective March 11, 1996, the Savings Bank is now a federally chartered stock savings bank and 100% of the Savings Bank's common stock is owned by Washington Bancorp. See Note 16 for a description of the reorganization.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of Washington Bancorp (the "Company"), Washington Federal Savings Bank (the "Savings Bank"), and its wholly-owned subsidiary, Washington Federal Financial Services, Inc., which is a discount brokerage firm. The activity of the Savings Bank's subsidiary is not material. All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents: Cash equivalents consist of FHLB-daily time, cash on hand, and funds due from banks. For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be equivalents. Cash flows from loans and deposits are reported net.

Investment in debt securities and accounting change: The Company has investments in debt securities, which consist primarily of obligations of the U. S. government and related agencies and corporations, state governments and domestic corporations.

The Company adopted the provisions of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, as of July 1, 1994. Statement 115 requires that management determine the appropriate classification of securities at the date of adoption, and thereafter at the date individual investment securities are acquired, and that the appropriateness of such classification be reassessed at each balance sheet date. The classifications are as follows:

   Securities available for sale: Securities classified as available for sale are those debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses, net of related deferred tax effect, are reported as increases or decreases in the Company's equity. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

   Securities held to maturity: Securities classified as held to maturity are those debt securities the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives. The cost of such securities sold is determined using the specific identification method.

Prior to the adoption of Statement 115, the Company stated its debt securities at amortized cost. Under both the newly adopted accounting standard and the Company's former accounting practices, premiums and discounts on investments in debt securities are amortized over their contractual lives. The method of amortization results in a constant effective yield on those securities (the interest method). Interest on debt securities is recognized in income as earned. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Realized gains and losses are determined on the basis of the specific securities sold.

Pursuant to a FASB Special Report, "A Guide to Implementation of Statements 115 on Accounting for Certain Investments in Debt and Equity Securities," the Company's subsidiary savings bank transferred, at fair value, $2,872,058 of investment securities from held-to-maturity to available-for-sale in December 1995.

Loans receivable: Loans receivable are stated at unpaid principal balances less the allowance for loan losses.

Interest on loans is accrued daily on the outstanding balances. Accrual of interest is discontinued on a loan when management believes, after considering collection efforts and other factors, that the borrower's financial condition is such that collection of interest is doubtful.

The allowance for loan losses is increased by provisions charged to income and reduced by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Savings Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and current economic conditions.

In accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," loans are considered impaired when, based on all current information and events, it is probable the Savings Bank will not be able to collect all amounts due. The portion of the allowance for loan losses applicable to impaired loans has been computed based on the present value of the estimated future cash flows of interest and principal discounted at the loan's effective interest rate or on the fair value of the collateral for collateral dependent loans. The entire change in present value of expected cash flows or impaired loans is reported as bad debt expense in the same manner in which impairment initially was recognized or as a reduction in the amount of bad debt expense that otherwise would be reported. Interest income on impaired loans is recognized on the cash basis.

Foreclosed real estate: Real estate properties acquired through loan foreclosure are initially recorded at the lower of cost or fair value less estimated selling expenses at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas costs relating to holding property are expensed.

Valuations are periodically performed by management. If the carrying value of a property exceeds its estimated fair value less estimated selling expenses, either an allowance for losses is established, or the property's carrying value is reduced, by a charge to income.

Premises and equipment: Premises and equipment are carried at cost, net of accumulated depreciation. Depreciation is computed by the straight-line and declining-balance methods over the estimated useful lives of the assets.

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Earnings per common share: The earnings per common share amounts were computed using the weighted average number of shares outstanding during the periods presented. In accordance with Statement of Position 93-6, shares owned by the ESOP that have not been committed to be released are not considered to be outstanding for the purpose of computing earnings per share. Earnings per share information for the year ended June 30, 1996 is calculated by dividing net income, subsequent to the mutual to stock conversion, by the weighted average number of shares outstanding. Net income subsequent to the conversion was $150,832 for the period ended June 30, 1996. Earnings per share information is not applicable for the years ended June 30, 1995 and 1994 because the Savings Bank was a mutual association at that time.

ESOP obligations and expense: The receivable from the Company's ESOP has been treated as a reduction of equity. Any principal repayment of the debt is treated as an increase in equity. Compensation expense for the ESOP is based upon the fair value of shares allocated to participants.

Fair value of financial instruments: FASB Statement No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or their valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating fair value of its financial instruments:

   Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

   Investment securities (including mortgage-backed securities): Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

   Loans receivable: For variable-rate loans that reprice frequently and have no significant change in credit risk, the fair values are based on carrying values. The fair values of other loans are determined using estimated future cash flows, discounted at the interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The carrying amount of accrued interest receivable approximates its fair value.

   Deposits: The fair values of demand deposits equal their carrying amounts which represents the amount payable on demand. The carrying amounts for money market and passbook savings accounts approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

   Borrowed funds: Fair values for borrowed funds are estimated using a discounted cash flow calculation that applies interest rates currently being charged for borrowed funds of similar maturities.

   Off-balance-sheet instruments: Fair values for the Company's off-balance-sheet instruments are valued based upon the current fee structure for outstanding letters of credit. Unfunded loan commitments are not valued since the loans are generally priced at market at the time of funding.


Note 2.  Restrictions on Cash Due from Banks and Investments

The Savings Bank is required to maintain  reserve balances in cash or on deposit
with  Federal   Reserve  Banks.   The  total  of  those  reserve   balances  was
approximately $25,000 at June 30, 1996.

In addition, the Savings Bank is required to maintain a minimum balance of unpledged cash and investment securities totaling approximately $2,380,000 as of June 30, 1996 to provide liquidity for deposits.

Note 3.  Investment Securities and Accounting Change

As discussed in Note 1, the Company adopted FASB Statement No. 115 as of July 1, 1994. The cumulative effect of adopting Statement 115 decreased the July 1, 1994 equity by $91,602, net of the $54,494 related deferred tax effect, to recognize the net unrealized holding loss on securities at that date.

The amortized cost and fair value of investment securities as of June 30, 1996 and 1995 are as follows:

                                                             1996
                                     ----------------------------------------------------
                                      Cost Or       Gross          Gross
                                      Amortized   Unrealized     Unrealized
                                        Cost        Gains         (Losses)     Fair Value
                                     -----------  -----------    -----------   -----------
Available for sale:
   U. S. Treasury securities ......  $   402,253  $     3,653    $   (12,250)  $   393,656
   U. S. Government agencies ......    7,998,939        3,145        (40,743)    7,961,341
   Corporations and other .........    4,279,374        1,810        (64,036)    4,217,148
   State and political subdivisions      403,750          - -            - -       403,750
   Mortgage-backed securities .....      152,908          - -           (714)      152,194
   Certificates of deposit with
      financial institutions ......    1,500,000          - -            - -     1,500,000
                                     -----------  -----------    -----------   -----------
              Total ...............  $14,737,224  $     8,608    $  (117,743)  $14,628,089
                                     ===========  ===========    ===========   ===========

                                                             1995
                                     ----------------------------------------------------
                                      Cost Or       Gross          Gross
                                      Amortized   Unrealized     Unrealized
                                        Cost        Gains         (Losses)     Fair Value
                                     -----------  -----------    -----------   -----------
 Held to maturity:
   State and political subdivisions  $ 1,237,807  $    21,973    $    (2,000)  $ 1,257,780
   Mortgage-backed securities .....    1,839,534       11,165        (17,899)    1,832,800
                                     -----------  -----------    -----------   -----------
              Total ...............    3,077,341       33,138        (19,899)    3,090,580
                                     -----------  -----------    -----------   -----------
Available for sale:
   U. S. Treasury securities ......      505,230        3,658        (14,263)      494,625
   U. S. Government agencies ......    2,395,771        6,760        (73,321)    2,329,210
   Corporations and other .........    5,698,650       22,004       (104,631)    5,616,023
                                     -----------  -----------    -----------   -----------
              Total ...............    8,599,651       32,422       (192,215)    8,439,858
                                     -----------  -----------    -----------   -----------
              Total ...............  $11,676,992  $    65,560    $   (212,114)  $11,530,438
                                     ===========  ===========    ============   ===========


The amortized cost and fair value of mortgage-backed securities are as follows:

                                          June 30,
                     --------------------------------------------------
                              1996                       1995
                     -----------------------    -----------------------
                      Cost Or        Gross         Gross
                     Amortized    Unrealized    Unrealized
                        Cost         Gains        (Losses)   Fair Value
                     ----------   -----------   ----------   ----------

GNMA certificates .  $      624   $       624   $  403,369   $  402,188
FHLMC certificates      152,284       151,570      336,753      332,535
FNMA certificates .         - -           - -    1,099,412    1,098,077
                     ----------   -----------   ----------   ----------
              Total  $  152,908   $   152,194   $1,839,534   $1,832,800
                     ==========   ===========   ==========   ==========

The amortized cost and fair value of debt securities as of June 30, 1996 by contractual maturity are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary.
                                                        Amortized       Fair
                                                          Cost          Value
                                                       -----------   -----------
Available for sale:
   Due in one year or less .........................   $ 4,360,356   $ 4,331,550
   Due after one year through five years ...........     9,107,165     9,027,465
   Due after five years through ten years ..........     1,116,795     1,116,880
   Mortgage-backed securities ......................       152,908       152,194
                                                       -----------   -----------
                                                       $14,737,224   $14,628,089
                                                       ===========   ===========

Investment securities with a carrying amount of $3,322,469 and $3,349,095 at June 30, 1996 and 1995, respectively, were pledged as collateral on public deposits. Investment securities with a carrying amount of $3,521,611 and $3,247,071 at June 30, 1996 and 1995, respectively, were pledged as collateral on FHLB advances. The carrying amount at June 30, 1996 includes held to maturity securities at book value and available for sale securities at fair value.

Securities gains (losses) for the years ended June 30, 1996, 1995 and 1994 are as follows:

                                         1996       1995        1994
                                       ---------  ---------   --------

Realized gains ......................  $  91,644  $     - -   $ 57,137
Realized (losses) ...................    (59,110)       - -     (1,577)
Other provision for impairment
  on equity securities ..............        - -    (30,000)       - -
                                        --------  ---------   --------
                                       $  32,534  $ (30,000)  $ 55,560
                                       =========  =========   ========

The Company transferred securities with an amortized cost of $2,907,058 and an unrealized loss of $35,000 from the held to maturity portfolio to the available-for-sale portfolio on December 1, 1995, based on management's reassessment of their previous descriptions of securities giving consideration to liquidity needs, management of interest rate risk and other factors.

Note 4.  Loans Receivable

Loans receivable are summarized as follows:

                                                                June 30,
                                                        ------------------------
                                                           1996         1995
                                                        -----------  -----------
First mortgage loans (principally conventional):
   Secured by one-to-four family residences ..........  $33,914,215  $33,327,173
   Home equity and second mortgage ...................    1,568,747    1,668,817
   Multi-family and commercial real estate ...........    2,896,215    1,741,067
   Construction loans ................................    1,118,765      589,438
   Other .............................................      114,617      472,279
                                                        -----------  -----------
              Total first mortgage loans .............   39,612,559   37,798,774

Commercial loans .....................................    1,545,856    1,083,703
Consumer and other loans:
   Automobile ........................................    1,134,405      784,893
   Other .............................................      822,273      970,438
                                                        -----------  -----------
              Total loans ............................   43,115,093   40,637,808
   Less allowance for loan losses ....................      209,394      203,074
                                                        -----------  -----------
                                                        $42,905,699  $40,434,734
                                                        ===========  ===========

Loans receivable are net of loans in process of $561,976 and $361,142 as of June 30, 1996 and 1995, respectively.

Activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                         1996       1995      1994
                                       --------   --------  --------

Balance, beginning ..................  $203,074   $202,526  $201,194
   Provision charged to expense .....    15,000        - -       - -
   Charge-offs ......................   (13,574)   (19,402)   (6,737)
   Recoveries .......................     4,894     19,950     8,069
                                       --------   --------  --------
Balance, ending .....................  $209,394   $203,074  $202,526
                                       ========   ========  ========

The Savings Bank has no loans receivable at June 30,1996 that it considers to be impaired that are not part of a homogeneous group of loans. Accordingly, no separate allowance has been provided for these loans.

Note 5.  Accrued Interest Receivable

Accrued interest receivable at June 30 is summarized as follows:

                                                            1996        1995
                                                          --------    --------

Investment securities .................................   $144,064    $147,750
Loans receivable ......................................    321,725     273,512
                                                          --------    --------
                                                          $465,789    $421,262
                                                          ========    ========

Note 6.  Premises and Equipment

Premises and equipment consisted of the following at June 30:

                                                             1996        1995
                                                          ----------  ----------

Land ...................................................  $   83,080  $   83,080
Building ...............................................     502,624     502,665
Furniture, fixtures and equipment ......................     553,269     513,451
                                                          ----------  ----------
                                                           1,138,973   1,099,196
Less accumulated depreciation ..........................     595,367     526,519
                                                         -----------  ----------
                                                         $   543,606  $  572,677
                                                         ===========  ==========

Note 7.  Deposits

Deposits at June 30 are as follows:

                                   Weighted
                                   Average
                                   Rate At               1996                          1995
                                   June 30,   --------------------------  -----------------------------
                                     1996       Amount           Percent     Amount            Percent
                                   --------   -------------      -------  ---------------      --------
Demand and NOW
   accounts, including
   noninterest-bearing
   deposits 1996 $973,103;
   1995 $760,305                       1.41% $    2,529,246         5.7%  $     2,128,594          5.0%
Money market                           4.14       9,086,719        20.6         8,309,941         19.4
Passbook savings                       2.30       2,243,982         5.0         2,187,348          5.1
                                             -----------------------------------------------------------
                                                 13,859,947        31.3        12,625,883         29.5
                                             -----------------------------------------------------------
Certificates of deposit:
   3% to 4%                            3.14          27,711         0.1         1,202,772          2.8
   4.01% to 5%                         4.61       4,976,426        11.3         6,160,507         14.3
   5.01% to 6%                         5.55      14,445,459        32.7        11,296,893         26.3
   6.01% to 7%                         6.31      10,866,905        24.6        11,520,670         26.8
   7.01% to 8%                                                                     143,074         0.3
                                             -----------------------------------------------------------
                                                 30,316,501        68.7        30,323,916         70.5
                                             -----------------------------------------------------------
                                       4.94  $   44,176,448       100.0%  $    42,949,799        100.0%
                                             ==========================================================

The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $919,000 and $164,000 at June 30, 1996 and 1995, respectively. Deposits in excess of $100,000 are not insured by the FDIC.

At June 30, 1996, scheduled maturities of certificates of deposit are as follows:

                                                 Year Ending June 30,
                ------------------------------------------------------------------------------------
                      1997          1998         1999         2000           2001          Total
                ------------------------------------------------------------------------------------

3% to 4%        $       27,711 $             $            $             $             $       27,711
4.01% to 5%          4,514,922       461,504                                               4,976,426
5.01% to 6%          6,088,865     4,880,284    2,987,814       288,968       199,528     14,445,459
6.01% to 7%          6,992,954     2,923,524      128,281       593,931       228,215     10,866,905
                -------------------------------------------------------------------------------------
                $   17,624,452 $   8,265,312 $  3,116,095 $     882,899 $     427,743 $   30,316,501
                ====================================================================================

Interest expense on deposits for the years ended June 30 is summarized as follows:

                                                  1996        1995       1994
                                               ---------------------------------

Money market .............................     $  399,720  $  330,703 $  495,146
Passbook savings .........................         63,349      74,041     52,009
NOW ......................................         36,856      32,883     38,917
Certificates of deposit ..................      1,746,092   1,498,783  1,352,633
                                               ---------------------------------
                                               $2,246,017  $1,936,410 $1,938,705
                                               =================================


Note 8.  Borrowed Funds

Borrowed funds at June 30 are as follows:

                                                             1996       1995
                                                          ----------------------

Short-term advances from the Federal Home Loan Bank (A)   $2,500,000 $ 3,130,000
Long-term advances from the Federal Home Loan Bank (B)     3,004,742   4,100,215
                                                          ----------------------
                                                          $5,504,742 $ 7,230,215
                                                          ======================


(A) Pursuant to collateral agreements with the Federal Home Loan Bank (FHLB), these advances are collateralized by pledged investment securities with a carrying amount of $3,521,611 and $3,247,071 at June 30, 1996 and 1995,
      respectively.

(B) Pursuant to collateral agreements with the Federal Home Loan Bank (FHLB), these advances are collateralized by all the Institution's stock in the FHLB and qualifying first mortgage loans.

Advances at June 30, 1996 have maturity dates as follows:

  Year Ending                                                         June
    June 30                          Interest Rate                    1996
- --------------------------------------------------------------------------------

   1997                              4.983% to 6.05%                $3,602,976
   1998                              4.983% to 5.74%                   111,074
   1999                              4.983% to 5.74%                 1,611,121
   2000                                   5.74%                         14,979
   2001                                   5.74%                         15,862
   Thereafter                             5.74%                        148,730
                                                                    ----------
                                                                    $5,504,742
                                                                    ==========

Note 9.  Employee Benefit Plans

Employee Stock Ownership Plan: In conjunction with the Savings Bank's conversion to stock ownership, the Company established an Employee Stock Ownership Plan
(ESOP) for eligible employees. The plan was established by amending the Savings Bank's existing profit sharing plan. Employees of the Bank are eligible to participate after they attain age 21 and complete one year of service during which they work at least 1,000 hours. The Company issued 52,602 shares of common stock to the ESOP on the date of the conversion and reorganization.

The Savings Bank makes annual contributions to the ESOP equal to the ESOP's debt service less dividends received by the ESOP. All dividends received by the ESOP are used to pay debt service. Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan are allocated among ESOP participants on the basis of compensation in the year of allocation. Benefits generally become 100% vested after seven years of credited service. Forfeitures will be reallocated among remaining participating employees, in the same proportion as contributions. Benefits may be payable in the form of stock or cash upon termination of employment.

As shares are released, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings-per-share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense was $22,232 for the year ended June 30, 1996.

At June 30, 1996, the ESOP held 52,602 shares of the Company's common stock, 2,169 of which were released for allocation and the remaining 50,433 were unreleased (unearned) shares. The 50,433 unreleased (unearned) shares had a fair market value of approximately $530,000 at June 30, 1996.

The ESOP plan may allow, at the discretion of the Advisory Committee, employees to elect to defer up to fifteen percent of compensation annually. The Company may, at the discretion of the Advisory Committee, make matching contributions on an annual basis.

Payments to the previous existing defined contribution plan were at the discretion of the Board of Directors. The expense for this previous plan was none, $30,815 and $27,620 for the years ended June 30, 1996, 1995 and 1994, respectively.


Note 10.  Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return on a calendar year basis. If certain conditions are met in determining taxable income, the Savings Bank is allowed a special bad-debt deduction based on a percentage of taxable income (presently 8%) or on specified experience. The Savings Bank used the percentage of taxable income method in 1995 and anticipates using the same method in 1996.

Net deferred income tax liabilities consist of the following components as of June 30, 1996 and 1995:

                                                         1996      1995
                                                       ------------------
Deferred tax assets:
   Unrealized loss on investment securities
      available for sale ...........................   $ 40,926  $ 59,922
   Impairment on equity securities .................        - -    11,000
   Other ...........................................      7,343     7,650
                                                       ------------------
                                                         48,269    78,572
                                                       ------------------

Deferred tax liabilities:
   Allowance for loan losses .......................     87,857    73,490
   FHLB stock dividends ............................     44,067    41,381
                                                       ------------------
                                                        131,924   114,871
                                                       ------------------
              Net deferred tax liability included in
                   other liabilities ...............   $(83,655) $(36,299)
                                                       ==================

Prior to 1988, the Savings Bank received cumulative income tax deductions totaling $977,000 for bad debts which were based upon a percentage of income. No deferred income taxes liabilities were recognized for these tax deductions and the Savings Bank does not anticipate any events that would cause any of these deductions to reverse and become taxable. The unrecorded deferred income tax liability on the above amounts was approximately $365,000 at June 30, 1996.

Since 1988, the difference between the book and tax bad debt deduction has been accounted for as a temporary difference and the tax effect has been included in deferred income taxes.

The net change in the deferred income taxes is reflected in the financial statements for the years ended June 30, 1996, 1995 and 1994 as follows:

                                             1996        1995         1994
                                           ---------------------------------

Statement of income ...................   $(28,360)    $(44,221)    $(77,000)
Statement of stockholders' equity* ....    (18,996)      59,922          - -
                                          ----------------------------------
                                          $(47,356)    $ 15,701     $(77,000)
                                          ==================================

* Change in deferred tax asset related to unrealized loss on investment securities available-for-sale.

The provision for income taxes charged to operations for the years ended June 30, 1996, 1995 and 1994 consisted of the following:
                                                      1996      1995     1994
                                                    ----------------------------

Current ............................                $214,018  $214,726  $214,202
Deferred ...........................                  28,360    44,221    77,000
                                                    ----------------------------
                                                    $242,378  $258,947  $291,202
                                                    ============================

The income tax provision differs from the amount of income tax determined by applying the U. S. Federal income tax rate to pretax income for the years ended June 30, 1996, 1995 and 1994 due to the following:

                                                                                Year Ended June 30,
                                              --------------------------------------------------------------------------------------
                                                       1996                             1995                         1994
                                              -------------------------      --------------------------     ------------------------
                                                                 % Of                            % Of                         % Of
                                                                Pre-Tax                         Pre-Tax                      Pre-Tax
                                               Amount            Income        Amount            Income       Amount          Income
                                              --------------------------------------------------------------------------------------
Computed "expected" tax
   expense ............................       $ 239,330           35.0%      $ 216,141           35.0%      $ 304,807          35.0%
Tax-exempt interest ...................         (16,346)          (2.4)        (24,140)          (3.9)        (25,356)         (2.9)
State income taxes, net of
   federal benefit ....................          20,287            2.9          20,070            3.2          28,303           3.2
Other, net ............................            (893)          (0.1)         46,876            7.6         (16,552)         (1.9)
                                              --------------------------------------------------------------------------------------
                                              $ 242,378           35.4%      $ 258,947           41.9%      $ 291,202          33.4%
                                              ======================================================================================

Note 11.  Regulatory Capital Requirements

The following is a reconciliation of the Savings Bank's capital in accordance with generally accepted accounting principles (GAAP) to the three components of regulatory capital calculated under the requirement of FIRREA at June 30, 1996:

                                                    Regulatory Capital - Unaudited
                                  ----------------------------------------------------------------
                                              Percent               Percent               Percent
                                                Of                     Of                 Of Risk-
                                   Tangible   Tangible      Core    Tangible  Risk-Based   Based
                                    Capital    Assets     Capital    Assets     Capital    Assets
                                  ----------------------------------------------------------------

The Savings Bank
   equity .....................   $ 7,963,481           $ 7,963,481          $ 7,963,481
Unrealized losses
   of available for
   sale securities ............        68,209                68,209               68,209
Allowance for loan
   losses ......................          - -                   - -              209,394
Other assets
   required to be
   deducted ....................          - -                   - -              (20,700)
                                  ----------------------------------------------------------------
      Regulatory
        capital
        computed ...............    8,031,690    13.3%   8,031,690    3.3%     8,220,384    20.8%
Minimum capital
   requirement .................      906,766    1.5%    1,813,532    3.0%     3,167,056     8.0%
                                  ----------------------------------------------------------------
Regulatory capital
   excess ......................  $ 7,124,924   11.8%  $ 6,218,158   10.3%   $ 5,053,328    12.8%
                                  ================================================================

The Savings Bank's equity reported to the Office of Thrift Supervision ("OTS") was the same as that shown in the above table as of June 30, 1996.

Note 12.  Commitments, Contingencies and Financial Instruments

The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position.

The Savings Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Savings Bank uses the same credit policies in making commitments and conditional obligations as it does for on-statement of financial condition instruments.

Unless noted otherwise, the Savings Bank requires collateral or other security to support financial instruments with credit risk.

                                                                  Contract
                                                                     Or
                                                                  National
                                                                   Amount
                                                                  ---------
Financial instruments whose contract amounts
  represent credit risk,  commitments to extend credit:
      First mortgage loans                                        $1,265,051
      Consumer and other loans                                       510,044
                                                                  ----------
                                                                  $1,775,095
                                                                  ==========

The above commitments are to make fixed rate loans with a June 30, 1996 weighted average interest rate of 7.66%.

Commitments to extend credit are agreements to lend to a customer as long as there is not violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Savings Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Savings Bank, upon extension of credit is based on management's credit evaluation of the party. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Most of the Savings Bank's lending activity is with customers located within the state. The Savings Bank generally originates single-family residential loans within its primary lending area of southeastern Iowa. The Savings Bank's underwriting policies require such loans to be an 85% loan to value based upon appraised values. These loans are secured by the underlying properties. The Savings Bank is also active in originating secured consumer loans to its customers, primarily automobile and home equity loans.

Note 13.  Fair Value of Financial Instruments

The fair value of financial instruments at June 30, 1996 are as follows:

                                                           1996
                                                 -------------------------
                                                  Carrying        Fair
                                                   Amount         Value
                                                 -------------------------
Financial assets:
   Cash and cash equivalents ......              $1,903,352    $ 1,903,352
   Investment securities:
      Available-for-sale ..........              14,628,089     14,628,089
   Loans ..........................              42,905,699     42,826,036
Financial liabilities:
   Deposits .......................              44,176,448     44,603,760
   Borrowed funds .................               5,504,742      5,432,513

                                                    Face
                                                   Amount
                                                 ----------
Off-balance-sheet instruments                    $1,775,095

Note 14.  Transactions with Related Parties

The Savings Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties), all of which have been, in the opinion of management, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others.

Aggregate loan transactions with related parties were as follows:

                                                         Year Ended June 30,
                                                       -----------------------
                                                          1996        1995
                                                       -----------------------

Balance, beginning ..........................          $  847,878   $  631,337
   New loans ................................             298,306      332,659
   Repayments ...............................            (148,075)    (143,735)
   Loans of former officers and directors ...             (98,606)      (4,142)
   Loans of newly elected officers ..........                 - -       31,759
                                                       -----------------------
Balance, ending .............................          $  899,503   $  847,878
                                                       =======================

Maximum balance during the year .............          $1,146,184   $  995,755
                                                       =======================

Note 15.  Pending Accounting Pronouncements and Regulations

Accounting Pronouncements: Effective July 1, 1996 the Company adopted FASB Statement No. 121 "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of." The adoption of this new accounting pronouncement did not have an effect on the Company's financial statements.

The Financial Accounting Standards Board has also approved, Statement No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The adoption of this new pronouncement is not expected to have a material effect on the Company's financial statements.

Regulatory issues: Federal legislation, which has been proposed in various forms, provides for a one-time assessment (in an amount sufficient for the SAIF to achieve the 1.25% reserve ratio) to be imposed on all SAIF-insured deposits, including those held by commercial banks, and for a portion of BIF deposit insurance premiums to be used to pay the Financing Corporation bond interest. If a requirement were implemented for the Savings Bank to pay a one time assessment equal to 0.80% of SAIF assessable deposits (based upon deposits at March 31, 1995 as currently proposed), the amount of such assessment would have been approximately $229,000, net of taxes. The final form of any such legislation has been the subject of continuing negotiation and cannot be assured. If the legislation is enacted during the next Congressional session, however, it is anticipated the assessment could be payable in 1996. Accordingly, this special assessment would significantly increase noninterest expense and adversely affect the Company's results of operations. Depending on the Savings Bank's capital level and supervisory rating, and assuming (although there can be no assurance) that the insurance premium levels for BIF and SAIF members are again equalized, deposit insurance premiums could decrease significantly for future periods.

As part of the legislation, Congress is considering requiring all federal thrift institutions, such as the Savings Bank, to either convert to a national bank or a state-chartered depository institution by January 1, 1998. The OTS also would be abolished and its functions transferred among the other federal banking regulators. Certain aspects of the legislation remain to be resolved and therefore no assurance can be given as to whether or in what form the legislation will be enacted or its effect on the Company and the Bank.

In addition, legislation was recently passed which will require the recapture of a portion of the Savings Bank's tax bad debt reserve. The recapture will occur over a six-year period and begin with the Bank's fiscal year ending June 30, 1997. It is not anticipated that this recapture will have a material adverse effect on the Company's results of operations because the Bank has already established a deferred tax liability of approximately $88,000 on its balance sheet for this purpose.

Note 16.  Reorganization and Conversion to Stock Ownership

On September 7, 1995, the Board of Directors of the Savings Bank adopted a plan of conversion to convert from a federally chartered mutual savings bank to a federally chartered stock savings bank with the concurrent formation of a holding company. The conversion was accomplished through an amendment of the Savings Bank's Federal charter and the issuance of the holding company's common stock through a public stock offering.

The reorganization and stock offering was completed on March 11, 1996 and the holding company received stock offering proceeds of $5,652,693, net of costs of $396,477. The Savings Bank concurrently issued one share of common stock to the holding company representing 100% of the common stock of the Savings Bank at a price of $3,089,356.

Persons who had liquidation rights with respect to the mutual savings bank as of the date of reorganization shall, as long as they remain depositors of the Savings Bank, continue to have such rights solely with respect to the mutual savings bank after the reorganization.

Note 17.  Parent Company Only Financial Information

Following is condensed financial information of the Company (Parent Company only):

STATEMENTS OF FINANCIAL CONDITION
June 30, 1996

ASSETS
- --------------------------------------------------------------------------------

Cash ..........................................................    $  2,111,119
Investment securities - available for sale ....................         500,000
Investment in subsidiary bank, at cost plus equity in
   undistributed earnings .....................................       7,963,481
Other assets ..................................................          35,028
                                                                   ------------
                                                                   $ 10,609,628
                                                                   ============

LIABILITIES AND STOCKHOLDERS' EQUITY
- --------------------------------------------------------------------------------

Liabilities, accrued expenses and other liabilities ...........    $     61,463
                                                                   ------------

Stockholders' Equity
   Preferred stock
   Common stock ...............................................           6,575
   Additional paid-in capital .................................       6,172,680
   Retained earnings ..........................................       4,941,449
   Unrealized (losses) on investment securities available
      for sale of bank subsidiary .............................         (68,209)
   Unearned shares, employee stock ownership plan .............        (504,330)
                                                                   ------------
                                                                     10,548,165
                                                                   ------------
                                                                   $ 10,609,628
                                                                   ============

STATEMENT OF INCOME
Year Ended June 30, 1996

- --------------------------------------------------------------------------------

Interest income ...................................................     $ 35,027
Miscellaneous expense .............................................           30
                                                                        --------
              Income before equity in subsidiary's
                    undistributed income and taxes on income ......     $ 34,997

Equity in undistributed net income of bank subsidiary .............      420,075
                                                                        --------
              Income before taxes on income .......................      455,072

Federal and state income taxes ....................................       13,650
                                                                        --------
              Net income ..........................................     $441,422
                                                                        ========

STATEMENT OF CASH FLOWS
Year Ended June 30, 1996

- --------------------------------------------------------------------------------
Cash Flows from Operating Activities
   Net income .................................................     $   441,422
   Adjustments to reconcile net income to net cash
      provided by operations:
      Equity in net income of subsidiary ......................        (420,075)
      (Increase) in other assets ..............................         (35,028)
      Increase in accrued expenses and other liabilities ......          61,463
                                                                    -----------
              Net cash provided by operating activities .......          47,782
                                                                    -----------

Cash Flows (Used In) Investing Activities
   Purchases of available for sale securities .................        (500,000)
   Purchase of stock in subsidiary ............................      (3,089,356)
                                                                    -----------
              Net cash (used in) investing activities .........      (3,589,356)
                                                                    -----------

Cash Flows from Financing Activities
   Proceeds from issuance of common stock .....................       6,049,170
   Payments for expenses incurred related to
      conversion of stock form ................................        (396,477)
                                                                    -----------
              Net cash provided by financing activities .......       5,652,693
                                                                    -----------

              Increase in cash ................................       2,111,119

Cash Balance
   Beginning
                                                                    -----------
   Ending .....................................................     $ 2,111,119
                                                                    ===========

Supplemental Disclosures
   Cash payments for income taxes, net of
      payments from subsidiary ................................     $       - -

                               WASHINGTON BANCORP


                                       and

                         WASHINGTON FEDERAL SAVINGS BANK

                        DIRECTORS AND EXECUTIVE OFFICERS



Directors

Stan Carlson                                         Rick R. Hofer
President and Chief Executive                        Chairman of the Board, Washington
Officer, Washington and the Bank                     and the Bank Employee, Sitler Electric Supply

Charles C. Hotle                                     Mary Levy
Retired owner of Feed and Grain                      Treasurer and co-owner, Mose Levy
Company                                              Steel Company

James D. Gorham                                      Richard L. Weeks
District Agent, Northwestern Mutual                  Owner, Sitler Electric Supply, Inc.
Life Insurance Co.

Myron L. Graber                                      J. Richard Wiley
Co-owner, Graber Home                                Owner, Wiley Mere Farm
Improvement, Inc.


Executive Officers

Stan Carlson                                         Leisha Linge
President and Chief Executive Officer                Controller

Jeff Johnson                                         Sandra K. Bush
Vice President                                       Vice President and Secretary

                             STOCKHOLDER INFORMATION


Corporate Profile

Washington is an Iowa corporation which was organized in 1995 by the Bank for the purpose of becoming a thrift institution holding company. The Bank was organized in 1934 and converted to a federal savings bank in 1994. In March 1996, the Bank converted to the stock form of organization and concurrently became the wholly-owned subsidiary of Washington through the sale and issuance of common stock. The principal asset of Washington is the outstanding stock of the Bank, its wholly owned subsidiary. Washington presently has no separate operations and its business consists only of the business of the Bank. The Bank's primary business consists of attracting deposits from the general public and using these deposits to provide financing for the purchase and construction of residential and, to a lesser extent, other properties.


Main Office                            Drive-thru Office

102 East Main Street                   220 East Washington Street
Washington, Iowa                       Washington, Iowa

Independent Auditors                   Local Counsel

McGladrey & Pullen, LLP                Washington County Abstract Co.
Town Centre, Suite 300                 225 W. Main Street
221 Third Avenue, SE                   Washington, Iowa  52353
Cedar Rapids, Iowa 52401

Transfer Agent                         Special Counsel

Registrar & Transfer Co.               Silver, Freedman & Taff, L.L.P.
10 Commerce Drive                      1100 New York Avenue, N.W.
Cramford, New Jersey                   Washington, D.C.  20005

Form 10-KSB Report

A copy of Washington's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1996 including financial statements, as filed with the SEC, will be furnished without charge to stockholders of Washington upon written request to the Secretary, Washington Bancorp, 102 East Main Street, Washington, Iowa 52353.

Stock Listing

Washington's common stock is reported on the National Daily Quotation Service by the National Quotation Bureau under the symbol "WBIO". As of June 30, 1996, Washington had 444 stockholders of record and 657,519 outstanding shares of common stock.

Price Range of Common Stock

The table below shows the range of high and low bid prices. These prices do not represent actual transactions and do not include retail markups, markdowns or commissions.

                                                                 1996
                                                       -------------------------
                                                          High           Low
                                                       -------------------------

Third quarter ............................             $   11.50      $   10.50
Fourth quarter ...........................             $   11.38      $   10.50


Washington declared its first dividend of $.08 per share to stockholders of record as of July 30, 1996, to be paid August 14, 1996.