Form 10KSB, Exhibit 13
period 1997-06-30
WASHINGTON BANCORP
filed 1997-09-29
CIK 1002907

Washington Bancorp



                               1997 Annual Report

                               WASHINGTON BANCORP







                               TABLE OF CONTENTS


Letter to Stockholders........................................
Selected Consolidated Financial Information...................
Management's Discussion and Analysis of Financial Condition
  and Results of Operations...................................
Report of Independent Auditors ...............................
Consolidated Financial Statements.............................
Directors and Executive Officers .............................
Stockholder Information.......................................



                       CONSOLIDATED FINANCIAL HIGHLIGHTS

                                 June 30, 1997
                             (Dollars in Thousands)


Total assets .........................................      $64,875
Total loans, net .....................................       52,530
Investment securities and other earning assets .......       10,890
Deposits .............................................       44,754
Borrowings ...........................................        8,652
Net income ...........................................          565
Stockholders' equity .................................       10,675
Stockholders' equity as a percent of assets ..........       16.45%


--------------------------------------------------------------------------------

                                 ANNUAL MEETING

The Annual Meeting of Stockholders of Washington Bancorp will be held on October 15, 1997 at 4:30 P.M. at the office of the Company, located at 102 East Main Street, Washington, Iowa.

--------------------------------------------------------------------------------

                               WASHINGTON BANCORP
                              102 East Main Street
                             Washington, Iowa 52353



                                                              September 15, 1997



Dear Fellow Stockholders:


It is with pleasure that the board of directors, officers, and staff of Washington Bancorp and our wholly owned subsidiary, Washington Federal Savings Bank, provide you with our second annual report.

Washington Federal Savings has served the mortgage and consumer credit needs of Southeast Iowa for over sixty years as a mutual company. In our two years as a stock company, and specifically a public company, our goals have not changed. Our mission is to continue as a strong, customer-driven, community-involved financial institution providing diversified services for both depositors and borrowers, with attention to present and future needs.

Net income for the year ended June 30, 1997 was $564,677. This represented an increase of 28% over last year. Capital levels grew to $10,675,431 compared to $10,548,165 at June 30, 1996. This results in a capital ratio of 16.45% at June 30, 1997 compared to 17.32% at June 30, 1996. Total assets grew from $60,890,943 to $64,875,034, an increase of $3,984,091 or 6.5% when compared to June 30, 1996.

Our directors, officers and staff have strong ties to our community. Numerous local civic and charitable organizations flourish because of their enthusiasm and participation. Washington Federal Savings Bank is committed to future growth and performance and will demonstrate this commitment within our community. We have a sixty year history of stability and quality of service to the communities we serve. Due to our high quality, dedicated personnel, coupled with the support of you, our stockholders, we embrace the future with confidence and enthusiasm. We thank our customers for their loyalty, our directors and employees for their dedication, and our stockholders for their support and confidence.

Sincerely,



Stan Carlson
President and Chief Executive Officer

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION



The following consolidated financial information does not purport to be complete and is qualified in its entirety by reference to the more detailed consolidated financial information contained elsewhere herein.

                                                                            At June 30,
                                                      --------------------------------------------------------
                                                        1997        1996        1995         1994        1993
                                                      --------------------------------------------------------
                                                                         (in Thousands)

Selected Financial Condition Data:

Total assets ....................................     $64,875     $60,891      $55,100     $52,985     $48,253
Loans receivable, net ...........................      52,530      40,906       40,435      37,461      33,239
Cash and cash equivalents .......................         808       1,903        1,658         735       2,346
Investment securities ...........................       9,850      14,628       11,517      13,280      11,531
Investment in Federal Home Loan Bank ("FHLB")
  stock .........................................         466         369          362         320         320
Deposits ........................................      44,754      44,176       42,950      43,872      44,268
Borrowed funds ..................................       8,652       5,505        7,230       4,489         ---
Stockholders' equity ............................      10,675      10,548        4,400       4,141       3,562


                                                                         Year Ended June 30,
                                                      --------------------------------------------------------
                                                        1997        1996        1995         1994        1993
                                                      --------------------------------------------------------
                                                                         (in Thousands)

Selected Operations Data:

Total interest income ..........................       $4,990      $4,207      $ 3,939     $ 3,854     $ 3,850
Total interest expense .........................        2,553       2,499        2,181       2,043       2,248
                                                       -------------------------------------------------------
  Net interest income (expense) ................        2,437       1,708        1,758       1,811       1,602
Provision for loan losses ......................           40          15          ---          --         133
                                                       -------------------------------------------------------
                                                        2,397       1,693        1,758       1,811       1,469
Total noninterest income .......................          231         197          138         209         153
Total noninterest expense ......................        1,712       1,206        1,278       1,149         989
                                                       -------------------------------------------------------

Income before income taxes .....................          916         684          618         871         633
Income tax expense .............................          351         243          259         291         170
                                                       -------------------------------------------------------
Net income .....................................       $  565    $    441      $   359     $   580     $   463
                                                       =======================================================


                                                                          Year Ended June 30,
                                                         ------------------------------------------------------
                                                         1997        1996         1995        1994        1993
                                                         ------------------------------------------------------
Selected Financial Ratios and Other Data:

Performance Ratios:
  Return on assets (ratio of  net  earnings to
    average total assets) ..........................     0.90%       0.78%        0.67%       1.14%       0.98%
Interest rate spread information:
  Average during period ............................     3.09        2.55         3.04        3.44        3.29
  End of period ....................................     3.09        2.96         2.91        3.47        3.42
Net interest margin(1) .............................     3.97        3.13         3.38        3.70        3.54
Ratio of operating expense to  average total assets.     2.72        2.15         2.38        2.27        2.10
Return on equity (ratio of net  income to average
  equity) ..........................................     5.34        6.94         8.41       15.06       13.90


Quality Ratios:
  Non-performing assets to total  assets at end
    of period(2) ...................................     0.35        0.07         0.54        0.39        0.72
  Allowance for loan losses to non-performing loans.    98.52      475.00        68.81       98.07       57.93

Capital Ratios:
  Equity to total assets at end of period...........    16.45       17.32         7.99        7.82        7.38
  Average equity to average assets .................    16.80       11.31         7.96        7.60        7.08
  Ratio of average interest-earning assets to
    average  interest-bearing liabilities ..........   121.22      112.79       108.01      106.24      105.20

Number of full service offices .....................        1           1            1           1           1

---------------------

(1)  Net interest income divided by average interest-earning assets.

(2) Non-performing assets consist of nonaccruing loans, accruing loans past-due 90 or more days and foreclosed assets.

Capital Requirements. The following table sets forth Washington Federal Savings Bank's compliance with its capital requirements at June 30, 1997.


                                                              Capital Level
                                  OTS Requirement         at June 30, 1997(1)
                                  ---------------     --------------------------
                                   % of                % of             Amount
                                  Assets   Amount     Assets   Amount  of Excess
                                  ---------------     --------------------------
                                            (Dollars in Thousands)
Capital Standard
----------------
Tangible Capital ...........       1.5%   $  972       13.4%   $8,693     $7,721
Core Capital ...............       3.0%   $1,945       13.4%   $8,693     $6,748
Risk-based Capital .........       8.0%   $3,415       20.8%   $8,898     $5,483

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

On June 24, 1997, the Company entered into a definitive agreement to acquire Rubio Savings Bank of Brighton ("Rubio") pursuant to a merger in which the Company will pay Rubio stockholders a total of approximately $4.6 million in cash (the "Rubio Merger"). Rubio is headquartered in Brighton, Iowa and as of June 30, 1997 had assets of approximately $21.3 million, deposits of approximately $17.9 million and stockholder's equity of approximately $3.2 million. The Rubio Merger will be accounted for as a purchase, is subject to regulatory and stockholder approval and is expected to close by calendar year end.

Financial Condition

Total  Assets.  Total assets  increased  from $55.1  million at June 30, 1995 to
$60.9 million at June 30, 1996 to $64.9 million at June 30, 1997. The net increase from 1995 to 1996 was primarily funded by the net proceeds from the Company's initial public offering ("IPO"). The net increase from 1996 to 1997 was primarily funded by $3.1 million in borrowings from the Federal Home Loan Bank ("FHLB") of Des Moines and a $4.8 million decrease in investment securities due to the maturity and call of certain of such securities.

Loans Receivable. Loans receivable, net increased from $40.4 million at June 30, 1995 to $42.9 million at June 30, 1996 to $52.5 million at June 30, 1997. The increases have been primarily due to increased loan demand in Washington's market area. The Company's non-performing assets were $229,000 or .35% of total assets at June 30, 1997 as compared to $44,000 or .07% of total assets at June 30, 1996. Management feels that non-performing assets to total assets was unusually low at June 30, 1996 and that the increase at June 30, 1997 remains within industry standards. Management is committed to maintaining the non-performing assets to total asset ratio within industry standards.

Deposits. Deposits increased $600,000 or 1.36 % to $44.8 million, at June 30, 1997 from $44.2 million at June 30, 1996. Transaction and savings deposits rose as a percentage of total deposits from $13.9 million or 31.2% at June 30, 1996 to $14.3 million or 32.0% at June 30, 1997. Certificates of deposit dropped as a percentage of total deposits from $30.3 million or 68.3% at June 30, 1996 to $30.4 million or 68.0% at June 30, 1997.

Deposits increased $1.3 million or 2.9% to $44.2 million, at June 30, 1996 from $42.9 million at June 30, 1995. Transaction and savings deposits rose as a percentage of total deposits from $12.6 million or 29.3% at June 30, 1995 to $13.9 million or 31.2% at June 30, 1996. Certificates of deposit dropped as a percentage of total deposits from $30.3 million or 70.5% at June 30, 1995 to $30.3 million or 68.3% at June 30, 1996.

Stockholders' Equity. Stockholders' equity increased from $4.4 million at June 30, 1995 to $10.5 million at June 30, 1996 to $10.7 million at June 30, 1997.
The increase from June 30, 1995 to June 30, 1996 was primarily due to the net proceeds from the IPO. The increase from June 30, 1996 to June 30, 1997 was primarily due to net income of $565,000, the amortization of compensation under the Recognition and Retention Plan of $72,000, the net reduction in unrealized losses on available for sale securities of $65,000, and the allocation of shares in the Employee Stock Ownership Plan of $57,000 partially offset by the $349,000 payment for the repurchase of 26,300 shares of Washington's common stock and dividends paid of $214,000. The portfolio of available for sale securities is comprised primarily of investment securities carrying fixed interest rates. The fair value of these securities is subject to changes in interest rates and the fair value of these securities is less than their carrying value as of June 30, 1997 due to an increase in interest rates since the purchase date of securities.

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

                                                                           Year Ended June 30,
                                      -------------------------------------------------------------------------------------------
                                                    1997                           1996                          1995
                                      ------------------------------ ----------------------------  ------------------------------
                                        Average    Interest            Average   Interest            Average    Interest
                                      Outstanding  Earned/    Yield/ Outstanding Earned/   Yield/  Outstanding  Earned/    Yield/
                                        Balance     Paid       Rate    Balance    Paid      Rate     Balance     Paid       Rate
                                      -----------  --------   ------ ----------- --------  ------  -----------  --------   ------
                                                                                  (Dollars in Thousands)

Interest-earning assets:
  Loans receivable(1) ...............   $47,538    $ 4,128     8.68%   $41,329   $3,446     8.34%    $39,077    $ 3,183     8.15%
  Investment securities .............    11,528        757     6.57      9,580      632     6.60      12,044        710     5.90
  FHLB stock ........................       411         29     7.01        366       26     7.10         338         26     7.69
  Other interest-earning assets .....     1,822         76     4.18      3,311      103     3.11         572         20     3.50
                                        -------    -------    ------   -------   ------   -------    -------    -------   -------
    Total interest-earning assets (1)   $61,299    $ 4,990     8.14%   $54,586   $4,207     7.71%    $52,031    $ 3,939     7.57%
                                        =======    =======   =======   =======   ======   =======    =======    =======   =======

Interest-bearing liabilities:
  Certificates of deposit ...........   $30,682    $ 1,741     5.68%   $30,658   $1,746     5.70%    $28,691    $ 1,499     5.22%
  NOW, money market and passbook
    savings .........................    13,226        472     3.57     12,955      496     3.83      14,546        432     2.97
  Advances from borrowers for taxes
    and insurance ...................       155          2     1.52        163        4     2.45         163          5     3.07
  FHLB advances .....................     6,504        337     5.19      4,621      253     5.48       4,773        245     5.13
                                        -------    -------             -------   ------              -------    -------
    Total interest-bearing
      liabilities ...................   $50,567    $ 2,553     5.05    $48,397   $2,499     5.16     $48,173    $ 2,181     4.53
                                        =======    =======             =======   ======              =======    =======

Net interest income .................              $ 2,437                       $1,708                         $ 1,758
                                                   =======                       ======                         =======
Net interest rate spread(2) .........                          3.09%                        2.55%                          3.04%
                                                             =======                      =======                         ======
Net interest-earning assets .........   $10,732                        $ 6,189                       $ 3,858
                                        =======                        =======                       =======

Net yield on average interest-
  earnings assets ...................                          3.97%                        3.13%                          3.38%
                                                             =======                      =======                         ======

Net interest-earnings assets to
  average interest-earning
  liabilities ......................                121.22%                     112.79%                         108.01%
                                                    =======                     =======                         =======

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

                                                             At June 30,
                                                       -------------------------
                                                       1997      1996      1995
                                                       -------------------------

Weighted average yield on:
  Loans receivable ...............................     8.55%     8.52%     8.30%
  Investment securities ..........................     6.61      6.87      6.85
  Other interest-earning assets ..................     5.96      5.33      5.92
Combined weighted average yield on interest-
 earning assets ..................................     8.21      8.05      7.93

Weighted average rate paid on:
  Passbook savings accounts ......................     2.30      2.30      2.50
  NOW accounts ...................................     2.29      2.30      2.50
  Money market accounts ..........................     3.92      4.14      3.26
  Certificates of deposit ........................     5.74      5.67      5.62
  Advances from borrowers for taxes & insurance ..     2.30      2.30      2.50
  FHLB advances ..................................     5.50      5.46      5.85
Combined weighted average rate paid on interest-
  bearing liabilities ............................     5.12      5.09      5.02
Spread ...........................................     3.09      2.96      2.91

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

                                                                      Year Ended June 30,
                                                    -----------------------------------------------------
                                                           1997 vs. 1996               1996 vs. 1995
                                                    --------------------------- -------------------------
                                                       Increase                   Increase
                                                      (Decrease)                 (Decrease)
                                                        Due to         Total       Due to         Total
                                                    ---------------   Increase  -------------    Increase
                                                    Volume    Rate   (Decrease) Volume   Rate   (Decrease)
                                                    ------    -----  ---------- ------   -----  ----------
Interest-earning assets:
  Loans receivable ...............................   $ 536    $ 146    $ 682    $ 188    $  75    $ 263
  Investment securities ..........................     128       (3)     125     (156)      78      (78)
  FHLB stock .....................................       3       --        3        2       (2)      --
  Other interest-earning assets ..................     (55)      28      (27)      85       (2)      83
                                                     -----    -----    -----    -----    -----    -----
Total interest-earning assets ....................   $ 612    $ 171    $ 783    $ 119    $ 149    $ 268
                                                     =====    =====    =====    =====    =====    =====
Interest-bearing liabilities:
 Certificates of Deposit .........................   $   1    $  (6)   $  (5)   $ 106    $ 141    $ 247
 NOW, money market, and passbook savings .........      10      (34)     (24)     (51)     115       64
 Advances from borrowers for
  taxes and insurance ............................      --       (1)      (1)      --       (1)      (1)
  FHLB advances ..................................      98      (14)      84       (8)      16        8
                                                     -----    -----    -----    -----    -----    -----
Total interest-bearing liabilities ...............   $ 109    $ (55)   $  54    $  47    $ 271    $ 318
                                                     =====    =====    =====    =====    =====    =====
Net interest income ..............................                     $ 729                      $ (50)
                                                                       =====                      =====

Comparison of Operating Results for the Years Ended June 30, 1997 and 1996

Performance Summary. Net income for the year ended June 30, 1997 increased by $124,000 or 27.9% to $565,000 from $441,000 for the year ended June 30, 1996.
The increase was primarily due to an increase in net interest income of $729,000 and an increase in noninterest income of $34,000, partially offset by an increase in noninterest expense of $506,000, an increase in provision for loan losses of $25,000 and an increase in income tax expense of $108,000. For the years ended June 30, 1997 and 1996 the return on average assets was .90% and
 .78%, respectively, while return on average equity was 5.34% and 6.94%, respectively.

Net Interest Income. For the year ended June 30, 1997, net interest income increased by $729,000 as compared to June 30, 1996. This reflects an increase of $783,000 in interest income to $5.0 million from $4.2 million and an increase in interest expense of $54,000 to $2.6 million from $2.5 million. The net increase was primarily due to the increase in interest-earning assets as a result of a strong loan demand as well as an increase in the net interest rate spread.

For the year ended June 30, 1997 the average yield on interest-earning assets was 8.14% compared to 7.71% for 1996. The average cost of interest-bearing liabilities was 5.05% for the year ended June 30, 1997, a decrease from 5.16% for the year ended June 30, 1996. The average balance of interest-earning assets increased by $6.7 million to $61.3 million for the year ended June 30, 1997 from $54.6 million for the year ended June 30, 1996. During this same time period, the average balance of interest-bearing liabilities increased by $2.2 million to $50.6 million for the year ended June 30, 1997 from $48.4 million for the year ended June 30, 1996.

Due to the lower funding costs, the average interest rate spread was 3.09% for the year ended June 30, 1997 compared to 2.55% for the year ended June 30, 1996. The average net interest margin was 3.97% for the year ended June 30, 1997 compared to 3.13% for the year ended June 30, 1996.

Provision for Loan Loss. During the year ended June 30, 1997 the provision for loan loss was $40,000 compared to $15,000 for the year ended June 30, 1996. The primary reason for the provision was the increased size of the loan portfolio during the last few years. The Company's loan portfolio consists primarily of residential mortgage loans, and it has experienced and a minimal amount of charge-offs in the past three years. The allowance for loan losses of $226,000 or .43% of loans receivable, net at June 30, 1997 compares to $209,000 or .49% of loans receivable, net at June 30, 1996. The allowance for loan losses as a percentage of non-performing assets was 98.52% at June 30, 1997, compared to 475.00% at June 30, 1996.

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

Non-Interest Income. For the year ended June 30, 1997, non-interest income increased $34,000 or 17.3% compared to the year ended June 30, 1996 due primarily to a $32,000 increase in bank service charges and fees, a $23,000 increase in insurance commissions, and an $100,000 increase in other non-interest income offset by a $32,000 decrease in securities gains.

Bank service charges and fees increased $32,000 from $85,000 for the year ended June 30, 1996 to $117,000 for the year ended June 30, 1997 primarily due to a $16,000 increase in overdraft fees and a $9,000 increase in ATM and other electronic funds transfer fees. Insurance commissions increased $23,000 from $55,000 at June 30, 1996 to $78,000 at June 30, 1997 due to an increase in sales of credit life and disability insurance products through Washington Financial Services. Other non-interest income increased $11,000 from $17,000 at June 30, 1996 to $28,000 at June 30, 1997 primarily due to a gain realized as a result of the disposition of an REO property.

Non-Interest Expense. For the year ended June 30, 1997, non-interest expense increased $506,000 to $1.7 million compared to $1.2 million for the year ended June 30, 1996 primarily due to a $260,000 increase in SAIF deposit insurance premium, a $140,000 increase in compensation and benefits, a $99,000 increase in other non-interest expense and a $12,000 increase in occupancy and equipment offset by a $5,000 decrease in data processing.

SAIF deposit insurance premium expense increased $260,000 from $117,000 at June 30, 1996 to $377,000 at June 30, 1997 primarily due to the one-time SAIF assessment. Compensation and benefits increased $140,000 to $722,000 for the year ended June 30, 1997 from $582,000 for the year ended June 30, 1997 primarily due to $107,000 increase in employee benefits through the ESOP and RRP plans and a $38,000 increase in employee's salaries. Other non-interest expense increased $99,000 from $289,000 at June 30, 1996 to $388,000 at June 30, 1997 primarily due to the increase in professional fees and overhead costs since the conversion. Auditing and accounting fees increased $38,000, legal fees increased $16,000 and postage and delivery increased $10,000. Management feels that these fees can and are being controlled but not eliminated as a result of the SEC reporting requirements and the increased shareholder correspondence since the conversion to a public company in March 1996. Occupancy and equipment expense increased $12,000 from $138,000 at June 30, 1996 to $150,000 at June 30, 1997 primarily due to a $10,000 increase in property tax as a result of the increase in assessed value of the drive-through facility. Data processing expense decreased $5,000 from $80,000 at June 30, 1996 to $75,000 at June 30, 1997 primarily due to the timing of bill payments.

The deposits of savings institutions such as the Bank are presently insured by the Savings Association Insurance Fund (the "SAIF"), which, along with the Bank Insurance Fund (the "BIF"), are the two insurance funds administered by the Federal Deposit Insurance Corporation (the "FDIC"). Financial institutions which are members of the BIF have experienced substantially lower deposit insurance premiums because the BIF has achieved its required level of reserves, while the SAIF prior to September, 1996 had not yet achieved its required reserves. A recapitalization plan for the SAIF was signed by the President on September 30, 1996 as part of the Economic Growth and Regulatory Paperwork Reduction Act and provided for a one-time special assessment of .657% of deposits imposed on all SAIF insured institutions to enable the SAIF to achieve its required level of reserves. The assessment of .657% was assessed based on deposits as of March 31, 1995 and the Bank's special assessment amounted to approximately $294,000 after taxes. Accordingly, this special assessment significantly increased non-interest expense, and adversely affected the Company's results of operations. Conversely, depending upon the Bank's capital level and supervisory rating, future annual deposit insurance premiums are expected to decrease for periods beginning January 1, 1997, to approximately .064% from .23% of deposits previously paid by the Bank.

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

In addition, legislation was recently passed which will require the recapture of a portion of the Bank's tax bad debt reserve. The recapture will occur over a six-year period and began with the Bank's fiscal year ending June 30, 1997. It is not anticipated that this recapture will have a material adverse effect on the Company's results of operations because the Bank had already established a deferred tax liability of approximately $156,000 on its balance sheet for this purpose.

Income Taxes. Income taxes increased $108,000 to $351,000 for the year ended June 30, 1997 from $243,000 for the year ended June 30, 1996. The effective income tax rates for the years ended June 30, 1997 and 1996 were 38.3% and 35.5%, respectively. The fluctuations in the effective income tax rate relates primarily to changes in the amount of federally tax-exempt municipal interest income.

Comparison of Operating Results for the Years Ended June 30, 1996 and 1995

Performance Summary. Net income for the year ended June 30, 1996 increased by $82,000 or 23% to $441,000 from $359,000 for the year ended June 30, 1995. The increase was primarily due to an increase in noninterest income of $59,000, a decrease in noninterest expense of $72,000, and a decrease in income tax expense of $16,000, partially offset by a decrease in net interest income of $50,000 and an increase in provision for loan losses of $15,000. For the years ended June 30, 1996 and 1995 the return on average assets was .78% and .67%, respectively, while return on average equity was 6.94% and 8.41%, respectively.

Net Interest Income. For the year ended June 30, 1996, net interest income decreased by $50,000 as compared to the year ended June 30, 1995. This reflects an increase of $268,000 in interest income to $4.2 million from $3.9 million and an increase in interest expense of $318,000 to $2.5 million from $2.2 million. The net decrease was primarily due to the cost of the Company's interest-bearing liabilities increasing as a result of customer preference for higher yielding products partially offset by an increase in the yield on interest-earning assets.

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

Provision for Loan Loss. During the year ended June 30, 1996 the provision for loan loss was $15,000 compared to none for the year ended June 30, 1995. The primary reason for the provision was the increased size of the loan portfolio during the last few years. The Company's loan portfolio consists primarily of residential mortgage loans, and it has experienced little change in the composition of the loan portfolio and a minimal amount of charge-offs in the past three years. The allowance for loan losses of $209,000 or .49% of loans receivable, net at June 30, 1996 compares to $203,000 or .50% of loans receivable, net at June 30, 1995. The allowance for loan losses as a percentage of non-performing assets was 475.00% at June 30, 1996, compared to 68.81% at June 30, 1995.

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

Asset/Liability Management

One of Washington's principal financial objectives is to achieve long-term profitability while reducing its exposure to fluctuations in interest rates. Washington has sought to reduce exposure of its earnings to changes in market interest rates by managing the mismatch between asset and liability maturities and interest rates. The principal element in achieving this objective has been to increase the interest-rate sensitivity of Washington's assets by originating loans with interest rates subject to periodic adjustment to market conditions. Accordingly, Washington's primary one- to four-family loan product has been a three year balloon loan accounting for $20.9 million of its $52.5 million loan portfolio, or 39.8% at June 30, 1997. In keeping with the objective to improve interest-rate sensitivity and in order to satisfy customer preferences, management made the decision to discontinue the three year balloon product and replace it with an array of adjustable rate mortgage loan products effective March 1996. Adjustable rate loans account for $16.0 million of its $52.5 million loan portfolio, or 30.5% at June 30, 1997.

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

Presented on the following table, as of June 30, 1997, is an analysis of Washington's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points in accordance with OTS regulations. For example, a 400 basis point increase in interest rates would decrease Washington's NPV by $2.2 million or 22% and a 400 basis point decrease in interest rates would increase Washington's NPV by $1.3 million or 13%. As previously mentioned, the OTS has informed the Bank that it is not subject to the IRR component discussed above. Further, were the Bank subject to the IRR component at June 30, 1997, it would not have been considered to have had a greater than normal level of interest rate exposure and a deduction from capital would not have been required, although it is still subject to interest rate risk and, as can be seen below, increasing rates will reduce the Bank's NPV.

                              At June 30, 1997
----------------------------------------------------------------------------
             Net Portfolio Value                    NPV as % of PV of Assets
--------------------------------------------------  ------------------------
Change in Rate     $ Amount  $ Change    % Change     NPV Ratio     Change
----------------   --------  --------    ---------   ----------   ---------
                 (Dollars in Thousands)

+400 bp ........   $ 7,971   $(2,190)       (22)%      12.75%     (264) bp
+300 bp ........     8,608    (1,553)       (15)       13.56      (183) bp
+200 bp ........     9,206      (956)        (9)       14.29      (109) bp
+100 bp ........     9,736      (425)        (4)       14.92       (47) bp
   0 bp ........    10,161        --         --        15.39        --
-100 bp ........    10,453       291          3        15.67        28  bp
-200 bp ........    10,685       524          5        15.87        48  bp
-300 bp ........    10,993       832          8        16.15        76  bp
-400 bp ........    11,448     1,287         13        16.60       121  bp

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

The primary investing activity of Washington is originating mortgage loans to be held to maturity. For the fiscal years ended June 30, 1997, 1996 and 1995, Washington originated loans for its portfolio in the amount of $28.2 million, $16.7 million and $11.1 million, respectively. These activities were funded primarily by FHLB borrowings and principal repayments of loans, and proceeds from the IPO. FHLB borrowings have been more costly than deposits, but less than other financing sources available.

For investment and liquidity purposes, Washington maintains a portfolio of investment securities including U.S. Treasury securities, U.S. government agencies, state and political subdivisions, mortgaged-backed securities and corporation and other securities.

The Bank is required to maintain minimum levels of liquid assets under the OTS regulations. Savings institutions are required to maintain an average daily balance of liquid assets (including cash, certain time deposits, and specified U.S. Government, state or federal agency obligations) of not less than 5.0% of its average daily balance of net withdrawal accounts plus short-term borrowings. It is the Bank's policy to maintain its liquidity portfolio in excess of regulatory requirements. The Bank's liquidity ratios were 8.7%, 14.6% and 8.6% respectively, at June 30, 1997, 1996 and 1995.

Cash was generated by Washington's operating activities during the years ended June 30, 1997, 1996 and 1995, primarily as a result of net income and, in 1996 the IPO. The adjustments to reconcile net income to net cash provided by operations during the periods presented consisted primarily of amortization of premiums and discounts on debt securities, depreciation expense, deferred income taxes and increases and decreases in other assets and other liabilities. The primary investing activities of Washington are the origination of loans and the purchase of investment securities; which are funded with cash provided from operations and financing activities, as well as proceeds from amortization and prepayments on existing loans and proceeds from sales and maturities of securities. The primary financing activities (other than the IPO in 1996) consist of deposits, borrowing/repayments with the FHLB of Des Moines.

Washington's most liquid assets are cash and cash equivalents, which include short-term investments. At June 30, 1997, 1996 and 1995, cash and cash equivalents were $808,000, $1,903,000 and $1,658,000, respectively.

Liquidity management for Washington is both an ongoing and long-term function of Washington's asset/liability management strategy. Excess funds generally are invested  in  overnight  deposits  at  the  FHLB  of  Des  Moines  or  financial institutions. Should Washington require funds beyond its ability to generate them internally, additional sources of funds are available through FHLB of Des Moines advances. Washington would pledge its FHLB of Des Moines stock and certain other assets as collateral for such advances. During fiscal 1997, 1996 and 1995, Washington used FHLB advances to meet cash flow requirements and finance loan growth. The FHLB advances are generally at a higher rate of interest than transaction and savings deposit accounts.

At June 30, 1997, Washington had outstanding loan commitments of $1.6 million and undisbursed loans in process of $500,000. Washington anticipates it will have sufficient funds available to meet its current loan commitments, including loan applications received and in process prior to the issuance of firm commitments. Certificates of deposit which are scheduled to mature in one year or less at June 30, 1997 were $20,515,000. Based on past experience, management believes that a significant portion of such deposits will remain with the Company.

Under federal law, the Bank is required to meet certain tangible, core and risk based capital requirements. For information regarding Washington's regulatory capital compliance, see "Selected Consolidated Financial Information."

Recent Accounting Developments

Effective January 1, 1997, the Company adopted the requirements of Financial Accounting Standards Board Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The provisions of Statement 125 have not significantly impacted the consolidated financial statements as the Company has not entered into transactions which give rise to differences in existing accounting as a result of Statement 125.

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share." Statement 128 is effective for the year ending after December 15, 1997, for both interim and annual periods, and replaces the presentation of primary and fully diluted earnings per share with a presentation of basic and diluted earnings per share. The adoption of Statement 128 is not expected to have a material impact on earnings per share reported by the Company.

In February 1997, the Financial Accounting Standards Board issued Statement No. 129, "Disclosure of Information about Capital Structure." Statement 129 is effective for financial statements for periods ending after December 15, 1997. Statement 129 consolidates the existing requirements to disclose certain information about an entity's capital structure.

In August 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income." Statement 130 is effective for financial statements for years beginning after December 15, 1997 and requires comprehensive income to be reported as part of a full set of financial statements. The adoption of Statement 130 is not expected to have a material impact on the financial statements of the Company.

In August 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." Statement 131 is effective for years beginning after December 15, 1997 and broadens the definition of an operating segment. The adoption of Statement 131 is not expected to have a material impact on the Company.

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

                                    CONTENTS


INDEPENDENT AUDITOR'S REPORT

FINANCIAL STATEMENTS

   Consolidated statements of financial condition
   Consolidated statements of income
   Consolidated statements of  stockholders' equity
   Consolidated statements of cash flows
   Notes to financial statements

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Washington Bancorp
Washington, Iowa

We have audited the accompanying consolidated statements of financial condition of Washington Bancorp and its subsidiary as of June 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Washington Bancorp and subsidiary as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.



/s/  McGladrey & Pullen, LLP



Cedar Rapids, Iowa
August 6, 1997

WASHINGTON BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
June 30, 1997 and 1996


ASSETS                                                                                 1997               1996
                                                                                   -----------        -----------
Cash and cash equivalents (Note 2):
   Interest-bearing ........................................................       $   574,736        $ 1,109,583
   Noninterest-bearing .....................................................           233,069            793,769
Available-for-sale securities (Notes 2, 3 and 8) ...........................         9,849,991         14,628,089
Loans receivable, net (Notes 4, 8 and 14) ..................................        52,530,153         42,905,699
Accrued interest receivable (Note 5) .......................................           568,228            465,789
Federal Home Loan Bank stock ...............................................           465,600            369,100
Premises and equipment, net (Note 6) .......................................           550,231            543,606
Other assets ...............................................................           103,026             75,308
                                                                                   -----------        -----------
              Total assets .................................................       $64,875,034        $60,890,943
                                                                                   ===========        ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
   Deposits (Note 7) .......................................................       $44,754,328        $44,176,448
   Borrowed funds (Notes 3 and 8) ..........................................         8,651,765          5,504,742
   Advances from borrowers for taxes and insurance .........................           204,677            218,506
   Accrued expenses and other liabilities ..................................           519,441            443,082
                                                                                   -----------        -----------
              Total liabilities ............................................        54,130,211         50,342,778
                                                                                   -----------        -----------
Commitments and Contingencies (Note 12)

Redeemable Common Stock Held by Employee Stock
   Ownership Plan (ESOP) (Note 9) ..........................................            69,392                 --
                                                                                   -----------        -----------
Stockholders' Equity (Notes 11 and 16)
   Preferred stock, $.01 par value, authorized 1,000,000
      shares; none issued and outstanding ..................................                --                 --
   Common stock, $.01 par value, authorized 4,000,000
      shares; issued 1997 and 1996 657,519 shares ..........................             6,575              6,575
   Additional paid-in capital ..............................................         6,150,032          6,172,680
    Retained earnings ......................................................         5,292,419          4,941,449
   Unrealized (losses) on investment securities available
      for sale, net of income taxes (Note 3) ...............................            (3,307)           (68,209)
                                                                                   -----------        -----------
                                                                                    11,445,719         11,052,495
   Less:
      Cost of 6,386 common shares acquired for the treasury ................           (85,827)                --
      Deferred compensation ................................................          (151,739)                --
      Maximum cash obligation related to ESOP shares (Note 9) ..............           (69,392)                --
      Unearned ESOP shares (Note 9) ........................................          (463,330)          (504,330)
                                                                                   -----------        -----------
              Total stockholders' equity ...................................        10,675,431         10,548,165
                                                                                   -----------        -----------
              Total liabilities and stockholders' equity ...................       $64,875,034        $60,890,943
                                                                                   ===========        ===========

See Notes to Financial Statements.

WASHINGTON BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
Years Ended June 30, 1997, 1996 and 1995


                                               1997        1996          1995
                                            ----------  ----------   ----------
Interest income:
   Loans receivable:
      First mortgage loans ...............  $3,430,290  $2,987,869   $2,763,772
      Consumer and other loans ...........     697,384     458,102      419,044
   Investment securities:
      Taxable ............................     840,485     713,988      687,754
      Nontaxable .........................      21,516      46,702       68,973
                                            ----------  ----------   ----------
              Total interest income ......   4,989,675   4,206,661    3,939,543
                                            ----------  ----------   ----------
Interest expense:
   Deposits (Note 7) .....................   2,215,768   2,246,017    1,936,410
   Borrowed funds ........................     337,405     252,657      244,862
                                            ----------  ----------   ----------
              Total interest expense .....   2,553,173   2,498,674    2,181,272
                                            ----------  ----------   ----------
              Net interest income ........   2,436,502   1,707,987    1,758,271
Provision for loan losses (Note 4) .......      40,085      15,000           --
                                            ----------  ----------   ----------
              Net interest income after
                 provision for loan losses   2,396,417   1,692,987    1,758,271
                                            ----------  ----------   ----------
Noninterest income:
   Securities gains (losses), net (Note 3)         388      32,534      (30,000)
   Loan origination and commitment fees ..       7,724       8,316        3,379
   Service charges and fees ..............     117,241      84,512      111,063
   Insurance commissions .................      77,922      54,615       38,961
   Other .................................      27,893      17,026       14,238
                                            ----------  ----------   ----------
              Total noninterest income ...     231,168     197,003      137,641
                                            ----------  ----------   ----------
Noninterest expense:
   Compensation and benefits (Note 9) ....     722,087     581,896      613,962
   Occupancy and equipment ...............     149,738     138,032      144,408
   SAIF deposit insurance premium ........     376,862     116,690      116,888
   Data processing .......................      75,196      80,076       65,533
   Other .................................     388,258     289,496      337,575
                                            ----------  ----------   ----------
              Total noninterest expense ..   1,712,141   1,206,190    1,278,366
                                            ----------  ----------   ----------
              Income before income taxes .     915,444     683,800      617,546
Income tax expense (Note 10) .............     350,767     242,378      258,947
                                            ----------  ----------   ----------
              Net income .................  $  564,677  $  441,422   $  358,599
                                            ==========  ==========   ==========

Earnings per common and common equivalent
   share subsequent to conversion (Note 1)  $     0.91  $     0.25   $      N/A
                                            ==========  ==========   ==========

Weighted average common and common
    equivalent shares ....................     617,602      606,002          N/A
                                            ==========   ==========   ==========
See Notes to Financial Statements.

WASHINGTON BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (NOTES 11 AND 16)
Years Ended June 30, 1997, 1996 and 1995

                                                                                               Unrealized
                                                                                              (Losses) On
                                                                                               Investment
                                                                                               Securities
                                                                                               Available
                                                                       Additional              For Sale,
                                             Preferred      Common      Paid-In     Retained  Net of Income
                                               Stock        Stock       Capital     Earnings     Taxes
-----------------------------------------------------------------------------------------------------------
Balance, June 30, 1994 ..................    $       --   $       --   $      --   $4,141,428    $      --
   Net income ...........................            --           --          --      358,599           --
   Cumulative effect of accounting
      change as of July 1, 1994 (Note 3).            --           --          --           --      (91,602)
   Net change in unrealized (losses) on
      investment securities available
      for sale, net of income taxes .....            --           --          --           --       (8,269)
                                             -------------------------------------------------------------
Balance, June 30, 1995 ..................            --           --          --    4,500,027      (99,871)
   Net income ...........................            --           --          --      441,422           --
    Issuance of 604,917 shares of
      common stock (Note 15) ............            --        6,049   6,043,121           --           --
   Expenses incurred relating to
      conversion to stock form (Note 15)             --           --    (396,477)          --           --
   Issuance of 52,602 shares of common
      stock to ESOP (Note 9) ............            --          526     525,494           --           --
   Allocation of ESOP shares (Note 9) ...            --           --         542           --           --
   Net change in unrealized (losses) on
      investment securities available for
      sale, net of income taxes .........            --           --          --           --       31,662
                                             -------------------------------------------------------------
Balance, June 30, 1996 ..................            --        6,575   6,172,680    4,941,449      (68,209)
   Net income ...........................            --           --          --      564,677           --
   Dividends ............................            --           --          --     (213,707)          --
   Acquisition of 26,300 shares of
      common stock for the treasury .....            --           --          --           --           --
   Issuance of 19,914 shares under stock
      awards program ....................            --           --     (38,703)          --           --
   Amortization of compensation under
      stock awards program ..............            --           --          --           --           --
   Allocation of ESOP shares (Note 9) ...            --           --      16,055           --           --
   Net change in unrealized (losses) on
      investment securities available for
      sale, net of income taxes .........            --           --          --           --       64,902
   Change related to ESOP shares ........            --           --          --           --           --
                                             -------------------------------------------------------------
Balance, June 30, 1997 ..................    $       --    $   6,575 $ 6,150,032  $ 5,292,419    $  (3,307)
                                             =============================================================

See Notes to Financial Statements.

WASHINGTON BANCORP AND SUBSIDIARY

Years Ended June 30, 1997, 1996 and 1995

                                              Cost Of                               Unearned
                                               Common                  Maximum       Shares,
                                               Shares                    Cash       Employee
                                              Acquired                Obligation      Stock         Total
                                              For the      Deferred    Related to   Ownership   Stockholders'
                                              Treasury   Compensation ESOP Shares Plan (Note 9)     Equity
-------------------------------------------------------------------------------------------------------------
Balance, June 30, 1994 ..................    $       --   $       --   $      --   $       --    $1,414,428
   Net income ...........................            --           --          --           --       358,599
   Cumulative effect of accounting
      change as of July 1, 1994 (Note 3).            --           --          --           --      (91,602)
   Net change in unrealized (losses) on
      investment securities available
      for sale, net of income taxes .....            --           --          --           --       (8,269)
                                             -------------------------------------------------------------
Balance, June 30, 1995 ..................            --           --          --           --    4,400,156
   Net income ...........................            --           --          --           --      441,422
    Issuance of 604,917 shares of
      common stock (Note 15) ............            --           --          --           --    6,049,170
   Expenses incurred relating to
      conversion to stock form (Note 15)             --           --          --           --     (396,477)
   Issuance of 52,602 shares of common
      stock to ESOP (Note 9) ............            --           --          --     (526,020)          --
   Allocation of ESOP shares (Note 9) ...            --           --          --       21,690       22,232
   Net change in unrealized (losses) on
      investment securities available for
      sale, net of income taxes .........            --           --          --           --       31,662
                                             -------------------------------------------------------------
Balance, June 30, 1996 ..................            --           --          --     (504,330)  10,548,165
   Net income ...........................            --           --          --           --      564,677
   Dividends ............................            --           --          --           --     (213,707)
   Acquisition of 26,300 shares of
      common stock for the treasury .....      (348,563)          --          --           --     (348,563)
   Issuance of 19,914 shares under stock
      awards program ....................       262,736     (224,033)         --           --           --
   Amortization of compensation under
      stock awards program ..............            --       72,294          --           --       72,294
   Allocation of ESOP shares (Note 9) ...            --           --          --       41,000       57,055
   Net change in unrealized (losses) on
      investment securities available for
      sale, net of income taxes .........            --           --          --           --       64,902
   Change related to ESOP shares ........            --           --     (69,392)          --      (69,392)
                                             -------------------------------------------------------------
Balance, June 30, 1997 ..................    $  (85,827)   $(151,739)  $ (69,392) $  (463,330) $10,675,431
                                             =============================================================

WASHINGTON BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
 YEARS ENDED JUNE 30, 1997, 1996  AND 1995

                                                                  1997           1996            1995
                                                              ------------    -----------     -----------
Cash Flows from Operating Activities
   Net income ............................................    $   564,677     $   441,422     $   358,599
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Amortization of premiums and discounts on
        debt securities ..................................         37,771          80,890          93,263
      Provision for loan losses ..........................         40,085          15,000              --
      Provision for impairment on available-for-sale
        securities .......................................             --              --          30,000
      (Gain) on sale of investment securities ............           (388)        (32,534)             --
      (Gain) on sale of foreclosed real estate ...........        (36,911)             --         (10,338)
      Depreciation .......................................         56,620          68,847          76,474
      Compensation under stock awards ....................         72,294              --              --
      ESOP contribution expense ..........................         57,055          22,232              --
      Deferred income taxes ..............................        (16,798)         28,360          44,221
      (Increase) decrease in accrued interest receivable .       (102,439)        (44,527)         29,334
      (Increase) decrease in other assets ................        (27,718)         59,192          (1,638)
      Increase in accrued expenses and other liabilities .         54,215          75,415          52,004
                                                               ----------     -----------     -----------
               Net cash provided by operating activities .        698,463         714,297         671,919
                                                               ----------     -----------     -----------
Cash Flows from Investing Activities
   Held-to-maturity securities:
      Maturities and calls ...............................             --         166,988         379,660
      Purchases ..........................................             --              --        (100,000)
   Available-for-sale securities:
      Sales ..............................................            911       3,807,939              --
      Maturities .........................................     11,238,648       2,556,485       1,800,000
      Purchases ..........................................     (6,395,000)     (9,647,200)       (642,300)
   Purchase of Federal Home Loan Bank stock ..............        (96,500)             --              --
   Loans made to customers, net ..........................     (9,627,628)     (2,485,965)     (2,913,533)
   Purchase of premises and equipment ....................        (63,245)        (39,776)        (93,253)
                                                               ----------     -----------     -----------
              Net cash (used in) investing activities ....     (4,942,814)     (5,641,529)     (1,569,426)
                                                               ----------     -----------     -----------
Cash Flows from Financing Activities
   Net increase (decrease) in deposits ...................    $   577,880     $ 1,226,649     $  (922,602)
   Proceeds from Federal Home Loan Bank advances .........     98,650,000      16,820,000      51,415,000
   Principal payments on Federal Home Loan Bank
      advances ...........................................    (95,502,977)    (18,545,473)    (48,673,522)
   Net increase in advances from borrowers for taxes and
      insurance ..........................................        (13,829)         18,672           1,810
   Proceeds from issuance of 604,917 shares of common
      stock ..............................................             --       6,049,170              --
   Acquisition of 26,300 shares of common stock
      for the treasury ...................................       (348,563)             --              --
   Dividends paid ........................................       (213,707)             --              --
   Payments for expenses incurred relating to conversion
      to stock form ......................................             --        (396,477)             --
                                                               ----------     -----------     -----------
               Net cash provided by financing activities .      3,148,804       5,172,541       1,820,686
                                                               ----------     -----------     -----------
              Net increase (decrease) in cash and
                    cash equivalents .....................     (1,095,547)        245,309         923,179

Cash and cash equivalents:
   Beginning .............................................      1,903,352       1,658,043         734,864
                                                               ----------     -----------     -----------
   Ending ................................................     $  807,805     $ 1,903,352     $ 1,658,043
                                                               ==========     ===========     ===========

WASHINGTON BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
 YEARS ENDED JUNE 30, 1997, 1996  AND 1995

                                                                  1997           1996            1995
                                                              ------------    -----------     -----------

Supplemental Disclosures of Cash Flow Information
   Cash payments for:
      Interest paid to depositors ........................    $ 2,225,796     $ 2,241,023     $ 1,875,273
      Interest paid on other obligations .................        337,405         252,657         271,862
      Income taxes, net of refunds .......................        288,713          99,356         297,442

Supplemental Schedule of Noncash Investing and
   Financing Activities
   Transfers from loans to foreclosed real estate ........    $   106,289     $        --     $    33,152
   Contract sales of foreclosed real estate ..............        143,200              --          93,395
   Stock issued under stock awards program ...............        262,736              --              --

   Transfer of held-to-maturity securities to
      available-for-sale securities in accordance
      with the adoption of FAS No. 115 ...................    $        --     $        --     $ 9,919,066

   Investment securities transferred from held to maturity
      portfolio to available for sale, at fair value .....    $        --     $ 2,872,058     $        --

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

Prior to March 11, 1996, the Savings Bank was a federally chartered mutual savings bank. After a reorganization, effective March 11, 1996, the Savings Bank is now a federally chartered stock savings bank and 100% of the Savings Bank's common stock is owned by Washington Bancorp. See Note 15 for a description of the reorganization.

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

The Company adopted the provisions of FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as of July 1, 1994. Statement No. 115 requires that management determine the appropriate classification of securities at the date of adoption and, thereafter, at the date individual investment securities are acquired, and that the appropriateness of such classification be reassessed at each balance sheet date. The classifications are as follows:

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

Prior to the adoption of Statement No. 115, the Company stated its debt securities at amortized cost. Under both the newly adopted accounting standard and the Company's former accounting practices, premiums and discounts on investments in debt securities are amortized over their contractual lives. The method of amortization results in a constant effective yield on those securities (the interest method). Interest on debt securities is recognized in income as earned. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Realized gains and losses are determined on the basis of the specific securities sold.

Pursuant to a FASB Special Report, "A Guide to Implementation of Statement No. 115 on Accounting for Certain Investments in Debt and Equity Securities," the Company's subsidiary savings bank transferred, at fair value, $2,872,058 of investment securities from held to maturity to available for sale in December 1995.

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

Earnings per common share: The earnings per common and common equivalent share, assuming no dilution, were computed using the weighted average number of shares, stock options and stock awards outstanding during the periods presented. In accordance with Statement of Position 93-6, shares owned by the ESOP that have not been committed to be released are not considered to be outstanding for the purpose of computing earnings per share. Dilutive common stock equivalents related to the stock options were determined using the treasury stock method. Dilutive common stock equivalents related to a stock award plan are considered to be common stock equivalents at all times since they were awarded. Earnings per share information for the year ended June 30, 1996 is calculated by dividing net income, subsequent to the mutual to stock conversion, by the weighted average number of shares outstanding. Net income subsequent to the conversion was $150,832 for the period ended June 30, 1996. Earnings per share information is not applicable for the years ended June 30, 1995 because the Savings Bank was a mutual association at that time.

Earnings per common and common equivalent shares, assuming full dilution, for the years ended June 30, 1997 and 1996 are the same as the earnings per common and common equivalent shares, assuming no dilution.

ESOP obligations and expense: The receivable from the Company's ESOP has been treated as a reduction of equity. Any principal repayment of the debt is treated as an increase in equity. Compensation expense for the ESOP is based upon the fair value of shares allocated to participants.

Stock awards: Expense for common stock to be issued under the Company's recognition and retention plan is based upon the fair value of the shares at the date of grant, allocated over the period of vesting.

Redeemable common stock held by ESOP: The Company's maximum cash obligation related to these shares is classified outside stockholders' equity because the shares are not readily traded and could be put to the Company for cash.

Stock options issued to employees: In fiscal year 1996, the Company adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes a fair value based method for the financial reporting of its stock-based employee compensation plans. However, as allowed by the new standard, the Company has elected to continue to measure compensation using the intrinsic value based method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under this method, compensation is measured as the difference between the market value of the stock on the grant date, less the amount required to be paid for the stock. The difference, if any, is charged to expense over the periods of service.

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

   Off-balance sheet instruments: Fair values for the Company's off-balance sheet instruments are valued based upon the current fee structure for outstanding letters of credit. Unfunded loan commitments are not valued since the loans are generally priced at market at the time of funding.

Recently issued accounting standards: The Company believes that the adoption of recently issued accounting standards will not have a material or significant effect on the financial statements.

Note 2.  Restrictions on Cash Due from Banks and Investments

The Savings Bank is required to maintain reserve balances in cash or on deposit with Federal Reserve Banks. The total of those reserve balances was approximately $25,000 at June 30, 1997. In addition, the Savings Bank is required to maintain a minimum balance of unpledged cash and investment securities totaling approximately $2,548,000 as of June 30, 1997 to provide liquidity for deposits.

Note 3.  Investment Securities and Accounting Change

As discussed in Note 1, the Company adopted FASB Statement No. 115 as of July 1, 1994. The cumulative effect of adopting Statement No. 115 decreased the July 1, 1994 equity by $91,602, net of the $54,494 related deferred tax effect, to recognize the net unrealized holding loss on securities at that date.

The amortized cost and fair value of investment securities available for sale as of June 30, 1997 and 1996 are as follows:

                                                                                 1997
                                                        -------------------------------------------------------
                                                          Cost Or        Gross          Gross
                                                         Amortized     Unrealized     Unrealized      Fair
                                                            Cost         Gains         (Losses)       Value
                                                        -----------   -----------    -----------    -----------

U. S. Treasury securities ...........................   $   400,237   $     2,386    $      (263)   $   402,360
U. S. Government agencies ...........................     6,994,454         9,180         (4,904)     6,998,730
Corporations and other ..............................     1,958,104         1,475         (4,499)     1,955,080
State and political subdivisions ....................       353,750            --             --        353,750
Mortgage-backed securities ..........................       148,737            --         (8,666)       140,071
                                                        -----------   -----------    -----------    -----------
                                                        $ 9,855,282   $    13,041    $   (18,332)   $ 9,849,991
                                                        ===========   ===========    ===========    ===========

                                                                                 1996
                                                        -------------------------------------------------------

U. S. Treasury securities ...........................   $   402,253   $     3,653    $   (12,250)   $   393,656
U. S. Government agencies ...........................     7,998,939         3,145        (40,743)     7,961,341
Corporations and other ..............................     4,279,374         1,810        (64,036)     4,217,148
State and political subdivisions ....................       403,750            --             --        403,750
Mortgage-backed securities ..........................       152,908            --           (714)       152,194
Certificates of deposit with
   financial institutions ...........................     1,500,000            --             --      1,500,000
                                                        -----------   -----------    -----------    -----------
                                                        $14,737,224   $     8,608    $  (117,743)   $14,628,089
                                                        ===========   ===========    ===========    ===========

The amortized cost and fair value of mortgage-backed securities are as follows:

                                                                           June 30,
                                                        -----------------------------------------------
                                                                 1997                      1996
                                                        ---------------------     ---------------------
                                                         Cost Or                   Cost Or
                                                        Amortized     Fair        Amortized     Fair
                                                          Cost        Value         Cost        Value
                                                        ---------    --------     ---------    --------
GNMA certificates ...................................   $     --     $     --     $    624     $    624
FHLMC certificates ..................................    148,737      140,071      152,284      151,570
                                                        --------     --------     --------     --------
                                                        $148,737     $140,071     $152,908     $152,194
                                                        ========     ========     ========     ========

The amortized cost and fair value of debt securities as of June 30, 1997 by contractual maturity are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary.

                                                       Amortized         Fair
                                                          Cost           Value
                                                       ----------     ----------
Available for sale:
   Due in one year or less ......................      $1,658,181     $1,659,337
   Due after one year through five years ........       6,343,178      6,345,182
   Due after five years through ten years .......       1,705,186      1,705,401
   Mortgage-backed securities ...................         148,737        140,071
                                                       ----------     ----------
                                                       $9,855,282     $9,849,991
                                                       ==========     ==========

Investment securities with a carrying amount of $3,306,610 and $3,322,469 at June 30, 1997 and 1996, respectively, were pledged as collateral on public deposits. Investment securities with a carrying amount of $4,801,396 and $3,521,611 at June 30, 1997 and 1996, respectively, were pledged as collateral on FHLB advances.

Securities gains (losses) for the years ended June 30, 1997, 1996 and 1995 are as follows:

                                              1997         1996         1995
                                            --------     -------      --------

Realized gains .........................    $    388     $91,644      $     --
Realized (losses) ......................          --     (59,110)           --
Other provision for impairment on
  equity securities ....................          --          --       (30,000)
                                            --------     -------      --------
                                            $    388     $32,534      $(30,000)
                                            ========     =======      ========

The Company transferred securities with an amortized cost of $2,907,058 and an unrealized loss of $35,000 from held-to-maturity portfolio to the available-for-sale portfolio on December 1, 1995, based on management's reassessment of their previous descriptions of securities giving consideration to liquidity needs, management of interest rate risk and other factors.

Note 4.  Loans Receivable

Loans receivable are summarized as follows:

                                                              June 30,
                                                      --------------------------
                                                         1997            1996
                                                      -----------    -----------
First mortgage loans (principally conventional):
   Secured by one-to-four family residences .......   $40,695,861    $33,914,215
   Home equity and second mortgage ................     1,232,736      1,568,747
   Multifamily and commercial real estate .........     4,775,465      2,896,215
   Construction loans .............................       693,766      1,118,765
   Other ..........................................        98,653        114,617

              Total first mortgage loans ..........    47,496,481     39,612,559
Commercial loans ..................................     2,715,020      1,545,856
Consumer and other loans:
   Automobile .....................................     1,899,763      1,134,405
   Other ..........................................       644,539        822,273

              Total loans .........................    52,755,803     43,115,093
   Less allowance for loan losses .................       225,650        209,394
                                                      -----------    -----------
                                                      $52,530,153    $42,905,699
                                                      ===========    ===========

Loans receivable are net of loans in process of $500,182 and $561,976 as of June 30, 1997 and 1996, respectively.

Activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                                 1997       1996       1995
                                              ---------- ---------- ----------

Balance, beginning ..................         $  209,394 $  203,074 $  202,526
   Provision charged to expense .....             40,085     15,000         --
   Charge-offs ......................            (33,841)   (13,574)   (19,402)
   Recoveries .......................             10,012      4,894     19,950
                                              ---------- ---------- ----------
Balance, ending .....................         $  225,650 $  209,394 $  203,074
                                              ========== ========== ==========

The Savings Bank has no loans receivable at June 30, 1997 and 1996 that it considers to be impaired that are not part of a homogeneous group of loans. Accordingly, no separate allowance has been provided for these loans.

Note 5.  Accrued Interest Receivable

Accrued interest receivable at June 30 is summarized as follows:

                                                          1997          1996
                                                        --------      --------

Investment securities ............................      $ 94,470      $144,064
Loans receivable .................................       473,758       321,725
                                                        --------      --------
                                                        $568,228      $465,789
                                                        ========      ========

Note 6.  Premises and Equipment

Premises and equipment consisted of the following at June 30:

                                                        1997        1996
                                                     ----------  ----------

Land .........................................       $   83,080  $   83,080
Building .....................................          504,357     502,624
Furniture, fixtures and equipment ............          603,503     553,269
                                                     ----------  ----------
                                                      1,190,940   1,138,973
Less accumulated depreciation ................          640,709     595,367
                                                     ----------  ----------
                                                     $  550,231  $  543,606
                                                     ==========  ==========

Note 7.  Deposits

Deposits at June 30 are as follows:

                                             Weighted
                                             Average
                                             Rate At            1997                    1996
                                             June 30,  ---------------------    --------------------
                                              1997        Amount     Percent       Amount    Percent
                                             --------  ------------  -------    -----------  -------
Demand and NOW accounts,
   including noninterest-bearing
   deposits 1997 $1,401,119;
   1996 $973,103 ...............               1.25%   $ 3,094,048      6.9%    $ 2,529,246     5.7%
Money market ...................               3.92      9,044,368     20.2       9,086,719    20.6
Passbook savings ...............               2.30      2,181,904      4.9       2,243,982     5.0
                                                       -----------    ------    -----------   ------
                                                        14,320,320     32.0      13,859,947    31.3
                                                       -----------    ------    -----------   ------
Certificates of deposit:
   3% to 4% ....................               2.62         12,525       --          27,711     0.1
   4.01% to 5% .................               4.73      2,205,090      4.9       4,976,426    11.3
   5.01% to 6% .................               5.69     23,247,461     51.9      14,445,459    32.7
   6.01% to 7% .................               6.42      4,968,932     11.1      10,866,905    24.6
                                                       -----------    ------    -----------   ------
                                                        30,434,008     68.0      30,316,501    68.7
                                                       -----------    ------    -----------   ------
                                               4.89    $44,754,328    100.0%     44,176,448   100.0%
                                                       ===========    ======    ===========   ======

The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $1,248,000 and $919,000 at June 30, 1997 and 1996, respectively. Deposits in excess of $100,000 are not insured by the FDIC.

At June 30, 1997, scheduled maturities of certificates of deposit are as follows:

                                                        Year Ending June 30,
                           ------------------------------------------------------------------------------------
                              1998          1999           2000          2001           2002           Total
                           -----------   -----------   -----------   -----------    -----------     -----------

3% to 4% ...............   $    12,525   $        --   $        --   $        --    $        --     $    12,525
4.01% to 5% ............     2,205,090            --            --            --             --         205,090
5.01% to 6% ............    14,465,235     6,372,632     1,944,196       282,242        183,156      23,247,461
6.01% to 7% ............     3,832,363       333,783       567,685       235,101             --       4,968,932
                           -----------   -----------   -----------   -----------    -----------     -----------
                           $20,515,213   $ 6,706,415   $ 2,511,881   $   517,343    $   183,156     $30,434,008
                           ===========   ===========   ===========   ===========    ===========     ===========

Interest expense on deposits for the years ended June 30 is summarized as follows:

                                     1997        1996        1995
                                  ----------  ----------  ----------

Money market ...................  $  384,112  $  399,720  $  330,703
Passbook savings ...............      53,293      63,349      74,041
NOW ............................      36,907      36,856      32,883
Certificates of deposit ........   1,741,456   1,746,092   1,498,783
                                  ----------  ----------  ----------
                                  $2,215,768  $2,246,017  $1,936,410
                                  ==========  ==========  ==========


Note 8.  Borrowed Funds

Borrowed funds at June 30 are as follows:

                                                                 1997        1996
                                                              ----------  ----------
Short-term advances from the Federal Home Loan Bank (A) ..... $1,750,000  $2,500,000
Long-term advances from the Federal Home Loan Bank (B) ......  6,901,765   3,004,742
                                                              ----------  ----------
                                                              $8,651,765  $5,504,742
                                                              ==========  ==========

(A) Pursuant to collateral agreements with the Federal Home Loan Bank (FHLB), these advances are collateralized by pledged investment securities with a carrying amount of $4,801,396 and $3,521,611 at June 30, 1997 and 1996,
     respectively.

(B) Pursuant to collateral agreements with the Federal Home Loan Bank (FHLB), these advances are collateralized by all the Institution's stock in the FHLB and qualifying first mortgage loans. Of this total, $4,000,000 of the advances are callable beginning August 15, 1997 and then every three months thereafter with a three calendar day notice. Therefore, these advances are categorized as maturing within one year per the schedule below.

Advances at June 30, 1997 have maturity dates as follows:

  Year Ending                                June 30,
    June 30             Interest Rate          1997
------------------------------------------------------

    1998                4.983% to 5.74%     $6,861,074
    1999                4.983% to 5.74%      1,611,120
    2000                     5.74%              14,979
    2001                     5.74%              15,862
    2002                     5.74%              16,796
    Thereafter               5.74%             131,934
                                            ----------
                                            $8,651,765
                                            ==========

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

As shares are released, the Company reports compensation expense equal to the current fair value of the shares, and the shares become outstanding for earnings-per-share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense totaled $56,620 and $22,232 for the years ended June 30, 1997 and 1996.

Shares of common stock held by the ESOP at June 30, 1997 and 1996 are as follows:

                                                    1997       1996
                                                  --------   --------

Allocated shares ..............................      4,337         --
Share released for allocation .................      1,932      2,169
Unreleased (unearned) shares ..................     46,333     50,433
                                                  --------   --------
                                                    52,602     52,602
                                                  ========   ========

Fair value of unreleased (unearned) shares ....   $741,328   $529,547
                                                  ========   ========

The ESOP plan may allow, at the discretion of the Advisory Committee, employees to elect to defer up to fifteen percent of compensation annually. The Company may, at the discretion of the Advisory Committee, make matching contributions on an annual basis.

Payments to a previous defined contribution plan were at the discretion of the Board of Directors. The expense for this previous plan was $30,815 for the year ended June 30, 1995.

Stock-based compensation plans: At June 30, 1997, the Company has two stock-based compensation plans which are described below. As permitted under generally accepted accounting principles, grants under those plans are accounted for following APB Opinion No. 25 and related interpretations. Had compensation cost for the two stock-based compensation plans been determined based on the grant date fair values of the awards (the method prescribed in SFAS No. 123), reported net income and earnings per common and common equivalent share would have been reduced to the pro forma amounts shown below:

                                                            Year Ended June 30,
                                                          ---------------------

                                                             1997         1996
                                                          ---------------------

Pro forma net income ...................................   $ 506,840    $   N/A
Pro forma income  per common and common equivalent share        0.82        N/A

The pro forma effects of applying SFAS No. 123 are not indicative of future amounts.

The fair value of each grant and award is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 1997: dividend rate of 2.3%; price volatility of 14.42%; risk-free interest rates of 6.0%; and expected life of 5 years.

Stock options: During the year ended June 30, 1997, the Company adopted a stock option plan for certain officers and directors whereby up to 65,751 shares were reserved for grants. The Board has granted options at prices equal to the fair value of the stock on the dates of the grants. All options are for a term of ten years after vesting and 20% become exercisable each year for the next five years.

A summary of the status of the Company's stock option plan is as follows:

                                                                     Weighted-
                                                                      Average
                                                                     Exercise
                                                          Shares       Price
                                                         ----------------------

Outstanding at June 30, 1996 ..................               --      $   --
     Granted ..................................           52,600       11.25
     Exercised ................................               --          --
     Forfeited ................................           (2,818)      11.25
                                                         -------
Outstanding at June 30, 1997 ..................           49,782       11.25
                                                         =======


                                                      1997       1996      1995
                                                    ----------------------------
Weighted-average fair value per option of
     options granted during the year .........      $   5.70       N/A      N/A
                                                    ===========================

Other pertinent information related to the options outstanding at June 30, 1997 is as follows:

                                     Remaining
     Number       Exercise          Contractual         Number
  Outstanding      Price               Life          Exercisable
----------------------------------------------------------------

     49,782        $11.25             12 Years            --
     ======        ======             ========

Stock awards: The Company adopted a recognition and retention plan in October 1996 whereby 26,300 shares of common stock have been reserved for issuance to certain executive officers and directors. Shares awarded under the plan vest in five equal annual installments, beginning on the anniversary of the grants. During the year ended June 30, 1997, awards were granted for 19,914 shares with a fair value of $11.25 per share at the date of the grant.

The expense under the plan is based upon the fair value of the shares on the date of the grant, allocated over the five-year term of vesting. The expense for the year ended June 30, 1997 totaled $72,294 and is included in accrued expenses. Shares of common stock are issued upon vesting.

Note 10.  Income Taxes

Net deferred income tax liabilities consist of the following components as of June 30, 1997 and 1996:

                                                        1997           1996
                                                      ---------      --------
Deferred tax assets:
   Unrealized loss on investment securities
      available for sale ...........................  $   1,984      $ 40,926
   Accrued compensation ............................     26,966            --
   Allowance for loan losses .......................     84,167        68,191
   Other ...........................................         --         7,343
                                                      ---------      --------
                                                        113,117       116,460
                                                      ---------      --------
Deferred tax liabilities:
   Recapture of allowance for loan losses ..........    156,048       156,048
   FHLB stock dividends ............................     44,067        44,067
   Premises and equipment ..........................      7,908            --
   Other ...........................................     10,893            --
                                                      ---------      --------
                                                        218,916       200,115
                                                      ---------      --------
              Net deferred tax liability included in
                   other liabilities ...............  $(105,799)     $(83,655)
                                                      =========      ========

The net change in the deferred income taxes is reflected in the financial statements for the years ended June 30, 1997, 1996 and 1995 as follows:

                                                1997          1996        1995
                                              --------      --------   --------

Statement of income .......................   $ 16,798      $(28,360)  $(44,221)
Statement of stockholders' equity* ........    (38,942)      (18,996)    59,922
                                              --------      --------   --------
                                              $(22,144)     $(47,356)  $ 15,701
                                              ========      ========   ========

* Change in deferred tax asset related to unrealized loss on investment securities available for sale.

The provision for income taxes charged to operations for the years ended June 30, 1997, 1996 and 1995 consisted of the following:

                                             1997        1996           1995
                                           --------    --------       --------

Current .........................          $367,565    $214,018       $214,726
Deferred ........................           (16,798)     28,360         44,221
                                           --------    --------       --------
                                           $350,767    $242,378       $258,947
                                           ========    ========       ========

The income tax provision differs from the amount of income tax determined by applying the U. S. Federal income tax rate to pretax income for the years ended June 30, 1997, 1996 and 1995 due to the following:

                                                    Years Ended June 30,
                             ------------------------------------------------------------------
                                      1997                 1996                     1995
                             ---------------------  --------------------   --------------------
                                             % Of                  % Of                   % Of
                                            Pretax                Pretax                 Pretax
                               Amount       Income    Amount      Income     Amount      Income
                             -------------------------------------------------------------------
Computed "expected" tax
   expense ...............   $ 320,405       35.0%  $ 239,330       35.0%  $ 216,141       35.0%
Tax-exempt interest ......      (9,833)      (1.1)    (16,346)      (2.4)    (24,140)      (3.9)
State income taxes, net of
   federal benefit .......      32,271        3.5      20,287        2.9      20,070        3.2
Other, net ...............       7,924        0.9        (893)      (0.1)     46,876        7.6
                             -------------------------------------------------------------------
                             $ 350,767       38.3%  $ 242,378       35.4%  $ 258,947       41.9%
                             ===================================================================

Note 11.  Regulatory Capital Requirements

The following is a reconciliation of the Savings Bank's capital in accordance with generally accepted accounting principles (GAAP) to the three components of regulatory capital calculated under the requirement of FIRREA at June 30, 1997:

                                                   Regulatory Capital - Unaudited
                            --------------------------------------------------------------------------------
                                          Percent                     Percent                       Percent
                                            Of                           Of                         Of Risk-
                             Tangible     Tangible        Core        Tangible        Risk-Based     Based
                             Capital       Assets        Capital       Assets           Capital      Assets
                           ----------------------------------------------------------------------------------
The Savings Bank
   equity ..............   $ 8,689,723                 $ 8,689,723                   $ 8,689,723
Unrealized losses of
   available-for-sale
   securities ..........         3,307                       3,307                         3,307
Allowance for loan
   losses ..............            --                          --                       225,650
Other assets required
   to be deducted ......            --                          --                       (20,700)
                           -----------------------------------------------------------------------------------
      Regulatory capital
        computed .......     8,693,030        13.4%      8,693,030       13.4%         8,897,980      20.8%
Minimum capital
   requirement .........       972,405         1.5       1,944,810        3.0          3,415,343       8.0
                           -----------------------------------------------------------------------------------
Regulatory capital
   excess ..............   $ 7,720,625        11.9%    $ 6,748,220       10.4%       $ 5,482,637      12.8%
                           ===================================================================================

The Savings Bank's equity reported to the Office of Thrift Supervision ("OTS") was the same as that shown in the above table as of June 30, 1997.

The ability of the Company to pay dividends to its stockholders is dependent upon dividends paid by its subsidiary. The Savings Bank is subject to certain statutory and regulatory restrictions on the amount they may pay in dividends. To maintain acceptable capital ratios in the subsidiary bank, certain of their retained earnings are not available for the payment of dividends.

Note 12.  Commitments and Contingencies

Financial instruments with off-balance sheet risk: The Savings Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position.

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

                                                                       Contract
                                                                          Or
                                                                       Notional
                                                                        Amount
                                                                      ----------
Financial instruments whose contract amounts
   represent credit risk, commitments to extend credit:
   First mortgage loans ........................................      $1,980,682
   Consumer and other loans ....................................          69,500
                                                                      ----------
                                                                      $2,050,182
                                                                      ----------

The above commitments are to make fixed rate loans with a June 30, 1997 weighted average interest rate of 8.35%.

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

Concentrations of credit risk: Most of the Savings Bank's lending activity is with customers located within the state. The Savings Bank generally originates single-family residential loans within its primary lending area of southeastern Iowa. The Savings Bank's underwriting policies require such loans to be an 85% loan to value based upon appraised values. These loans are secured by the underlying properties. The Savings Bank is also active in originating secured consumer loans to its customers, primarily automobile and home equity loans. As of June 30, 1996, the Bank has approximately $1,943,000 of agriculturally dependent loans.

Purchase commitment: On July 2, 1997, the Company entered into a definitive agreement to acquire Rubio Savings Bank of Brighton ("Rubio") pursuant to a merger in which the Company will pay Rubio stockholders a total of approximately $4.6 million in cash (the "Rubio Merger"). Rubio is headquartered in Brighton, Iowa and as of June 30, 1997 had assets of approximately $21.3 million, deposits of approximately $17.9 million and stockholder's equity of approximately $3.2 million. The Rubio merger will be accounted for as a purchase, is subject to regulatory and stockholder approval and is expected to close by calendar year end.

Note 13.  Fair Value of Financial Instruments

The fair value of financial instruments at June 30, 1997 and 1996 are as follows:

                                         1997                      1996
                              ------------------------   -----------------------
                                Carrying      Fair        Carrying      Fair
                                 Amount       Value        Amount       Value
                              --------------------------------------------------

Financial assets:
   Cash and cash equivalents  $   807,805  $   807,805  $ 1,903,352  $ 1,903,352
   Investment securities
      available-for-sale ...    9,849,991    9,849,991   14,628,089   14,628,089
   Loans ...................   52,530,153   52,593,286   42,905,699   42,826,036
Financial liabilities:
   Deposits ................   44,754,328   45,985,031   44,176,448   44,603,760
   Borrowed funds ..........    8,651,765    8,580,789    5,504,742    5,432,513

                                                   Face Amount       Face Amount
                                                   -----------       -----------

Off-balance sheet instruments ..............        $2,050,182        $1,775,095

Note 14.  Transactions with Related Parties

The Savings Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties), all of which have, in the opinion of management, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others.

Aggregate loan transactions with related parties were as follows:

                                                 Year Ended June 30,
                                             --------------------------
                                                1997            1996
                                             ----------      ----------

Balance, beginning ......................    $  899,503      $  847,878
   New loans ............................       377,840         298,306
   Repayments ...........................      (675,302)       (148,075)
   Loans of former officers and directors            --         (98,606)
                                             ----------      ----------
Balance, ending .........................    $  602,041      $  899,503
                                             ==========      ==========

Maximum balance during the year .........    $1,153,058      $1,146,184
                                             ==========      ==========

Note 15.  Reorganization and Conversion to Stock Ownership

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

Note 16.  Parent Company Only Financial Information

Following is condensed financial information of the Company (Parent Company only):

                                WASHINGTON BANCORP

                   CONDENSED STATEMENTS OF FINANCIAL CONDITION
                          As Of June 30, 1997 and 1996

ASSETS                                                                                    1997             1996
                                                                                       -----------    -----------
Cash ...............................................................................   $ 1,886,565    $ 2,111,119
Investment securities available for sale ...........................................            --        500,000
Investment in subsidiary bank, at cost plus equity in
   undistributed earnings ..........................................................     8,762,017      7,963,481
Other assets .......................................................................       109,846         35,028
                                                                                       -----------    -----------
                                                                                       $10,758,428    $10,609,628
                                                                                       ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities, accrued expenses and other liabilities ................................   $    13,605    $    61,463
                                                                                       -----------    -----------
Redeemable common stock held by Employee Stock
   Ownership Plan (ESOP) ...........................................................        69,392             --
                                                                                       -----------    -----------
Stockholders' equity:
   Preferred stock
   Common stock ....................................................................         6,575          6,575
   Additional paid-in capital ......................................................     6,150,032      6,172,680
   Retained earnings ...............................................................     5,292,419      4,941,449
   Unrealized (losses) on investment securities available
      for sale of bank subsidiary ..................................................        (3,307)       (68,209)
                                                                                       -----------    -----------
                                                                                        11,445,719     11,052,495
   Less:
      Cost of common shares acquired for the treasury, 6,386 shares ................       (85,827)            --
      Deferred compensation ........................................................      (151,739)            --
      Maximum cash obligation related to ESOP shares (Note 9) ......................       (69,392)            --
      Unearned shares, Employee Stock Ownership Plan ...............................      (463,330)      (504,330)
                                                                                       -----------    -----------
                                                                                        10,675,431     10,548,165
                                                                                       -----------    -----------
                                                                                       $10,758,428    $10,609,628
                                                                                       ===========    ===========

                               WASHINGTON BANCORP

                              STATEMENTS OF INCOME
                       Years Ended June 30, 1997 and 1996

                                                               1997      1996
                                                             --------  --------

Interest income ............................................ $  5,693  $ 35,027
Miscellaneous expense ......................................   65,600        30
              Income (loss) before equity in subsidiary's
                    undistributed income and taxes on income $(59,907) $ 34,997
Equity in undistributed net income of bank subsidiary ......  604,285   420,075
                                                             --------  --------
              Income before taxes on income ................  544,378   455,072
Federal and state income taxes (credits) ...................  (20,299)   13,650
                                                             --------  --------
              Net income ................................... $564,677  $441,422
                                                             ========  ========

                               WASHINGTON BANCORP

                            STATEMENTS OF CASH FLOWS
                       Years Ended June 30, 1997 and 1996

                                                                       1997          1996
                                                                    ----------    ----------
Cash Flows from Operating Activities
   Net income ...................................................   $  564,677    $  441,422
   Adjustments to reconcile net income to net cash
      provided by operations:
      Equity in net income of subsidiary ........................     (604,285)     (420,075)
      (Increase) in other assets ................................      (74,818)      (35,028)
      Increase in accrued expenses and other liabilities ........      (47,858)       61,463
                                                                    ----------    ----------
              Net cash provided by (used in) operating activities     (162,284)       47,782
                                                                    ----------    ----------

Cash Flows from Investing Activities
   Purchases of available-for-sale securities ...................           --      (500,000)
   Maturity of available-for-sale securities ....................      500,000            --
   Acquisition of stock in subsidiary ...........................           --    (3,089,356)
                                                                    ----------    ----------
              Net cash provided by (used in) investing activities      500,000    (3,589,356)
                                                                    ----------    ----------

Cash Flows from Financing Activities
   Proceeds from issuance of common stock .......................           --     6,049,170
   Payments for expenses incurred related to
      conversion of stock form ..................................           --      (396,477)
   Acquisition of common stock for the treasury .................     (348,563)           --
   Dividends paid ...............................................     (213,707)           --
                                                                    ----------    ----------
              Net cash provided by (used in) financing activities     (562,270)    5,652,693
                                                                    ----------    ----------

              Increase (decrease) in cash .......................     (224,554)    2,111,119

Cash balance:
   Beginning ....................................................    2,111,119           --
                                                                    ----------    ----------
   Ending .......................................................   $1,886,565    $2,111,119
                                                                    ==========    ==========

Supplemental Disclosures
   Cash payments for income taxes, net of
      payments from subsidiary ..................................   $  129,458    $       --

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

James D. Gorham                             Mary Levy
District Agent, Northwestern Mutual         Treasurer and co-owner, Mose Levy
 Life Insurance Co.                           Steel Company

Myron L. Graber                             Richard L. Weeks
Co-owner, Graber Home                       Owner, Sitler Electric Supply, Inc.
 Improvement, Inc.

J. Richard Wiley
Owner, Wiley Computers


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

Form 10-KSB Report

A copy of Washington's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1997 including financial statements, as filed with the SEC, will be furnished without charge to stockholders of Washington upon written request to the Secretary, Washington Bancorp, 102 East Main Street, Washington, Iowa 52353.

Stock Listing

Washington's common stock is reported on the National Daily Quotation Service by the National Quotation Bureau under the symbol "WBIO". As of July 31, 1997, Washington had 418 stockholders of record and 651,133 outstanding shares of common stock.

Price Range of Common Stock

The table below shows the range of high and low interdealer prices. These prices do not include retail markups, markdowns or commissions and may not represent actual transactions. The table below also shows dividends paid by the Company.

                                         High              Low         Dividend
                                      -----------      -----------    ----------
1996
----

Third quarter ...............         $     11.50      $     10.50      $   --
Fourth quarter ..............         $     11.38      $     10.50      $   --

1997
----

First quarter ...............         $     11.38      $     10.63      $  .08
Second quarter ..............         $     12.63      $     10.88      $  .08
Third quarter ...............         $     15.00      $     12.88      $  .10
Fourth quarter ..............         $     15.35      $     13.75      $  .10