Form 10KSB, Exhibit 13
period 1998-06-30
WASHINGTON BANCORP
filed 1998-09-28
CIK 1002907

WASHINGTON BANCORP

                               1998 Annual Report

                               WASHINGTON BANCORP

                                TABLE OF CONTENTS


Letter to Stockholders
Selected Consolidated Financial Information
Management's Discussion and Analysis of
 Financial Condition and Results of Operations
Report of Independent Auditors
Consolidated Financial Statements
Directors and Executive Officers
Stockholder Information





CONSOLIDATED FINANCIAL HIGHLIGHTS

June 30, 1998
(Dollars in Thousands)

Total assets ................................................           $94,327
Total loans, net ............................................            65,885
Investment securities and other
  earning assets ............................................            23,584
Deposits ....................................................            66,595
Borrowings ..................................................            15,724
Net income ..................................................               823
Stockholders' equity ........................................            10,971
Stockholders' equity as a percent of
  assets ....................................................             11.63%



--------------------------------------------------------------------------------

                                 ANNUAL MEETING

                The Annual Meeting of Stockholders of Washington
              Bancorp will be held on October 20, 1998 at 4:00 P.M.
                at the office of the Company, located at 102 East
                         Main Street, Washington, Iowa.

--------------------------------------------------------------------------------

                               WASHINGTON BANCORP
                              102 East Main Street
                             Washington, Iowa 52353



September 18, 1998



Dear Fellow Stockholder,

          It is with pleasure and pride that the Board of Directors, the Officers and the Staff of Washington Bancorp and its subsidiaries, Washington Federal Savings Bank and the Rubio Savings Bank present our third annual report. In 1996, when this organization first became a public stock corporation, our total assets were $60,890,943. When our year officially ended on June 30, 1998, those assets had grown to $94,326,945.

          This has been an exciting and enriching year with the addition of the Rubio Savings Bank of Brighton with its assets of more than approximately $24 million to the Washington Bancorp family. The Rubio Bank is a state-chartered bank which began back in 1906 in the little village of Rubio. As one of the few banks to remain open throughout the Depression, the Bank moved its offices to nearby Brighton in 1941, as that community had been without the services of any Bank for more than a decade. This stable history links very nicely with that of Washington Federal Savings Bank, which began in the dark days of banking, 1934, when around 50 local citizens invested $100 apiece to be able to provide secure savings and affordable loans to local citizens.

          As the horizon opens ahead of us in fiscal 1999, Washington Federal is in the process of finalizing plans to open branch Banks in the communities of Wellman and Richland. At the time this letter was written the applications were in the approval process with the Office of Thrift Supervision. Management anticipates receiving approval in the fourth quarter of calendar year 1998. This will spread the services and involvement of Washington Bancorp across Washington County from north to south.

          Our mission is to be a community involved financial institution that provides diversified products and services. We try to be as friendly and helpful as we can be in supporting our customers with their needs. This customer focused attitude helps to build lasting relationships for years to come.

          The Annual Report and the Annual Meeting are for you, our stockholders, and we invite your participation and appreciate your support and confidence. Our present Bancorp family consists of more than 400 individuals who own our stock. We thank you for your support and confidence and look forward to an exciting 1999.

Sincerely,


/s/ Stan Carlson
-----------------
Stan Carlson
President & CEO

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

          The following consolidated financial information does not purport to be complete and is qualified in its entirety by reference to the more detailed consolidated financial information contained elsewhere herein.

                                                                         At June 30,
                                                       -----------------------------------------------
                                                        1998      1997      1996      1995      1994
                                                       -----------------------------------------------
                                                                       (in Thousands)
Selected Financial Condition Data:
Total assets .......................................   $94,327   $64,875   $60,891   $55,100   $52,985
Loans receivable, net ..............................    65,885    52,530    40,906    40,435    37,461
Cash and cash equivalents ..........................     3,306       808     1,903     1,658       735
Investment securities ..............................    20,254     9,850    14,628    11,517    13,280
Investment in Federal Home Loan Bank ("FHLB")  Stock       812       466       369       362       320
Goodwill, net ......................................     1,375      --        --        --        --
Deposits ...........................................    66,595    44,754    44,176    42,950    43,872
Borrowed funds .....................................    15,724     8,652     5,505     7,230     4,489
Stockholders' equity ...............................    10,971    10,675    10,548     4,400     4,141

                                                                        Year Ended June 30,
                                                            -------------------------------------------
                                                             1998    1997      1996      1995     1994
                                                            -------------------------------------------
                                                                          (in Thousands)
Selected Operations Data:
Total interest income ...................................   $6,034   $4,990   $4,207    $3,939   $3,854
Total interest expense ..................................    3,259    2,553    2,499     2,181    2,043
                                                            -------------------------------------------
  Net interest income ...................................    2,775    2,437    1,708     1,758    1,811
Provision for loan losses ...............................       89       40       15        --       --
                                                            -------------------------------------------

                                                             2,686    2,397    1,693     1,758    1,811
Total noninterest income ................................      320      231      197       138      209
Total noninterest expense ...............................    1,744    1,712    1,206     1,278    1,149
                                                            -------------------------------------------

Income before income taxes ..............................    1,262      916      684       618      871
Income tax expense ......................................      439      351      243       259      291
                                                            -------------------------------------------
Net income ..............................................   $  823   $  565   $  441    $  359   $  580
                                                            ===========================================

Earnings per common share:
  Basic .................................................   $ 1.36   $ 0.92   $ 0.25*      N/A      N/A
                                                            -------------------------
  Diluted ...............................................   $ 1.33   $ 0.91   $ 0.25*      N/A      N/A
                                                            -------------------------

* Earnings per share information for the year ended June 30, 1996 is calculated by dividing net income, subsequent to the mutual to stock conversion, by the weighted average number of shares outstanding. Net income subsequent to the conversion was $150,832 for the period ended June 30, 1996.

                                                                           Year Ended June 30,
                                                             ------------------------------------------
                                                             1998      1997      1996     1995     1994
                                                             ------------------------------------------
Selected Financial Ratios and Other Data:
Performance Ratios:
  Return on assets (ratio of  net  earnings to
    average total assets) ...........................        1.06%     0.90%     0.78%    0.67%    1.14%
Interest rate spread information:
  Average during period .............................        2.95      3.09      2.55     3.04     3.44
  End of period .....................................        2.95      3.09      2.96     2.91     3.47
  Net interest margin(1) ............................        3.70      3.97      3.13     3.38     3.70
  Ratio of operating expense to  average total assets        2.24      2.72      2.15     2.38     2.27
  Return on equity (ratio of net  income to average .        7.56      5.34      6.94     8.41    15.06
equity)

Quality Ratios:
  Non-performing assets to total  assets at end of
    period(2) .......................................        0.09      0.35      0.07     0.54     0.39
  Allowance for loan losses to non-performing loans .      435.99     98.52    475.00    68.81    98.07

Capital Ratios:
  Equity to total assets at end of period ...........       11.63     16.45     17.32     7.99     7.82
  Average equity to average assets ..................       13.99     16.80     11.31     7.96     7.60
  Ratio of average interest-earning assets to average
   interest-bearing liabilities .....................      117.22    121.22    112.79   108.01   106.24

Number of full service offices                                  2         1         1        1        1
---------------------

(1)  Net interest income divided by average interest-earning assets.

(2) Non-performing assets consist of nonaccruing loans, accruing loans past-due 90 or more days and foreclosed assets.

Capital Requirements. The following table sets forth Washington Federal's compliance with its capital requirements at June 30, 1998.


                                                          Capital Level
                                 OTS Requirement        at June 30, 1998(1)
                                 ---------------    ----------------------------
                                  % of               % of               Amount
                                 Assets   Amount    Assets   Amount   of Excess
                                 ---------------    ----------------------------
                                               (Dollars in Thousands)
Capital Standard

Tangible Capital .........        1.50%   $1,048     9.65%   $6,740     $5,692
Core Capital .............        4.00%   $2,795     9.65%   $6,740     $3,945
Risk-based Capital .......        8.00%   $4,013    13.99%   $7,017     $3,004


(1) Tangible and core capital figures are determined as a percentage of adjusted total assets; risk-based capital figures are determined as a percentage of risk-weighted assets in accordance with OTS regulations.

The following table sets forth Rubio Savings Bank's compliance with its capital requirements at June 30, 1998.

                                                           Capital Level
                                      Requirement        at June 30, 1998(1)
                                     --------------   --------------------------
                                             % of               % of    Amount
                                     Assets  Amount    Assets  Amount  of Excess
                                     --------------   --------------------------
                                              (Dollars in Thousands)

Tier 1 or Leverage Capital ....      3.00%  $  698    10.76%  $2,503       7.76%
Tier 1 Risk-based Capital .....      4.00%     429    23.30    2,503      19.30
Risk-based Capital ............      8.00%     859    24.15    2,594      16.15

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Forward-Looking Statements

          When used in this Annual Report or future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify
"forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities, and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

          The Company does not undertake, and specifically disclaims any obligations, to revise any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

General

          Washington Bancorp ("Washington", and with its subsidiaries, the "Company"), an Iowa corporation, became the holding company of Washington Federal Savings Bank ("Washington Federal") on March 11, 1996. Washington Federal is a federally chartered stock savings bank headquartered in Washington, Iowa. On June 24, 1997, Washington entered into a merger agreement to acquire Rubio Savings Bank of Brighton, Brighton, Iowa ("Rubio"). Rubio is held as a separate subsidiary of Washington. In January 1998, Washington became a bank holding company upon the completion of its acquisition of Rubio. The principal assets of the Company are Washington Federal and Rubio (collectively, the "Banks"). The Company presently has no separate operations and its business consists only of the business of the Banks. All references to the Company, unless otherwise indicated, at or before March 11, 1996 refer to Washington Federal.

          The earnings of the Company depend primarily on its level of net interest income, which is the difference between interest earned on interest-earning assets, consisting primarily of mortgage loans, and investment securities, and the interest paid on interest-bearing liabilities, consisting primarily of deposits. Net interest income is a function of the Company's "interest rate spread," which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Company, like other financial institutions, is subject to interest-rate risk to the degree that its interest-earning assets mature or reprice at different times, or on a different basis, than its interest-bearing liabilities. To a lesser extent, the Company's operating results are also affected by the amount of its non-interest income, including service charges and loan fees, and other income which includes commissions from sales of insurance by Washington Federal's service corporation. Non-interest expense consists primarily of compensation and benefits, occupancy and equipment, federal insurance premiums, data processing, and other operating expenses. The Company's operating results are significantly affected by general economic conditions, in particular, the changes in market interest rate, government policies and actions by regulatory authorities.

          The Company's basic mission is to originate mortgage loans on a profitable basis to the communities it serves. In seeking to accomplish this mission, the Board of Directors and management have adopted a business strategy designed (i) to maintain the Company's capital level in excess of regulatory requirements; (ii) to maintain the Company's asset quality; (iii) to control operating expenses; (iv) to maintain, and if possible, increase the Company's interest rate spread and other income; and (v) to manage the Company's exposure to changes in interest rates. The Company has attempted to achieve these goals by focusing on originating first mortgage home loans, consumer loans and commercial loans and by offering a full range of deposit products.

Financial Condition

          Total Assets. Total assets increased from $60.9 million at June 30, 1996 to $64.9 million at June 30, 1997 to $94.3 million at June 30, 1998. The net increase from 1996 to 1997 was primarily funded by $3.1 million in borrowings from the Federal Home Loan Bank ("FHLB") of Des Moines and a $4.8 million decrease in investment securities due to the maturity and call of certain of such securities. The net increase from 1997 to 1998 was primarily due to the acquisition of Rubio, with total assets of $25.1 million, as well as a $5.5 million increase in Loans receivable, net partially offset by a $1.3 million decrease in investment securities.

          Loans Receivable. Loans receivable, net increased from $42.9 million at June 30, 1996 to $52.5 million at June 30, 1997 to $65.9 million at June 30, 1998. The increase from 1996 to 1997 was primarily due to increased loan demand in the Company's market area. The increase from 1997 to 1998 was primarily due to the acquisition of Rubio with the loans receivable, net of $7.8 million. There was also a $5.5 million increase in loans receivable, net due to the continued increase in loan demand in the Company's market area. The Company's non-performing assets were $89,000 or .09% of total assets at June 30, 1998 as compared to $229,000 or .35% of total assets at June 30, 1997. Management is committed to maintaining the non-performing assets to total asset ratio within industry standards.

          Deposits. Deposits increased $600,000 or 1.36% to $44.8 million, at June 30, 1997 from $44.2 million at June 30, 1996. Transaction and savings deposits increased as a percentage of total deposits from $13.9 million or 31.2% at June 30, 1996 to $14.3 million or 32.0% at June 30, 1997. Certificates of deposit decreased as a percentage of total deposits from $30.3 million or 68.3% at June 30, 1996 to $30.4 million or 68.0% at June 30, 1997.

          Deposits increased $21.8 million or 48.7 % to $66.6 million, at June 30, 1998 from $44.8 million at June 30, 1997. Transaction and savings deposits increased as a percentage of total deposits from $14.3 million or 32.0% at June 30, 1997 to $24.3 million or 36.4% at June 30, 1998. Certificates of deposit decreased as a percentage of total deposits from $30.4 million or 68.0% at June 30, 1997 to $42.3 million or 63.6% at June 30, 1998. This decrease in percentage was a result of the Rubio acquisition and their larger amount of commercial checking accounts.

          Stockholders' Equity. Stockholders' equity increased from $10.5 million at June 30, 1996 to $10.7 million at June 30, 1997 to $11.0 million at June 30, 1998. The increase from June 30, 1996 to June 30, 1997 was primarily due to net income of $565,000, the amortization of compensation under the Recognition and Retention Plan of $72,000, the net reduction in unrealized losses on available for sale securities of $65,000, and the allocation of shares in the Employee Stock Ownership Plan of $57,000, partially offset by $349,000 in payments for the repurchase of 26,300 shares of the Company's common stock and dividends paid of $214,000. The increase from June 30, 1997 to June 30, 1998 was primarily due to net income of $823,000, the allocation of shares in the Employee Stock Ownership Plan of $72,000, the amortization of compensation under the Recognition and Retention Plan of $67,000, the exercise of 1,096 shares of common stock under the Stock Option Plan of $12,000, and the net reduction in unrealized losses on available for sale securities of $3,000 partially offset by $308,000 in payments for the repurchase of 16,500 shares of the Company's common stock, dividends paid of $268,000, of redeemable common stock under the Employee Stock Ownership Plan of $84,000 and the retirement of 1,096 shares of common stock of $21,000. The portfolio of available for sale securities is comprised primarily of investment securities carrying fixed interest rates. The fair value of these securities is subject to changes in interest rates and the fair value of these securities is less than their carrying value as of June 30, 1998.

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

                                                                                              Year Ended June 30,
                                                                           ---------------------------------------------------------
                                                          1998                          1997                          1996
                                            ------------------------------ ---------------------------- ----------------------------
                                              Average   Interest            Average   Interest           Average    Interest
                                            Outstanding   Earned/   Yield/ Outstanding  Earned/  Yield/ Outstanding  Earned/  Yield/
                                              Balance     Paid      Rate    Balance     Paid     Rate    Balance     Paid      Rate
                                            ------------------------------ ---------------------------- ----------------------------
                                                                              (Dollars in Thousands)
Interest-earning assets:
  Loans receivable(1) .....................   $59,089    $ 5,138    8.69%   $47,538   $4,128     8.68%   $41,329    $3,446     8.34%
  Investment securities ...................    13,622        800    5.87     11,528      757     6.57      9,580       632     6.60
  FHLB stock ..............................       596         40    6.77        411       29     7.01        366        26     7.10
  Other interest-earning assets ...........     1,654         56    3.40      1,822       76     4.18      3,311       103     3.11
                                              ------------------            ----------------             -----------------
    Total interest-earning assets(1).......   $74,961    $ 6,034    8.05    $61,299   $4,990     8.14    $54,586    $4,207     7.71
                                              ==================            ================             =================

Interest-bearing liabilities:
  Certificates of deposit .................   $35,753    $ 2,060    5.76    $30,682   $1,741     5.68    $30,658    $1,746     5.70
  NOW, money market and passbook savings ..    16,508        558    3.38     13,226      472     3.57     12,955       496     3.83
  Advances from borrowers for taxes and
    insurance .............................       167          2    1.02        155        2     1.02        163         2     1.52
    FHLB advances .........................    11,519        639    5.55      6,504      337     5.19      4,621       253     5.48
                                              ------------------            ----------------             -----------------
    Total interest-bearing liabilities ....   $63,947    $ 3,259    5.10    $50,567   $2,553     5.05    $48,397    $2,497     5.16
                                              =======                       ================             =================

Net interest income .......................              $ 2,775                      $2,437                        $1,708
                                                         =======                      ======                        ======
Net interest rate spread(2) ...............                         2.95%                        3.09%                         2.55%
                                                                    =====                        =====                         =====
Net interest-earning assets ...............   $11,014                        $10,732                     $ 6,189
                                              =======                        =======                     =======
Net yield on average interest-earnings
  assets ..................................                         3.70%                        3.97%                         3.13%
                                                                    =====                        =====                         =====
Average interest-earning assets to average
  interest-earning liabilities ............              117.22%                      121.22%                       112.79%
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

                                                              At June 30,
                                                       -------------------------
                                                       1998      1997      1996
                                                       -------------------------
Weighted average yield on:
  Loans receivable ...............................     8.61%     8.55%     8.52%
  Investment securities ..........................     5.94      6.61      6.87
  Other interest-earning assets ..................     5.86      5.96      5.33
Combined weighted average yield on interest- .....     7.93      8.21
 earning assets ..................................     8.05

Weighted average rate paid on:
  Passbook savings accounts ......................     2.36      2.30      2.30
  NOW accounts ...................................     2.32      2.29      2.30
  Money market accounts ..........................     3.87      3.92      4.14
  Certificates of deposit ........................     5.73      5.74      5.67
  Advances from borrowers for taxes & ............     2.30      2.30
   insurance .....................................     2.30
  FHLB advances ..................................     5.54      5.50      5.46
Combined weighted average rate paid on ...........     4.98      5.12
 interest-bearing liabilities ....................     5.09
Spread ...........................................     2.95      3.09      2.96

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

                                                                 Year Ended June 30,
                                              ---------------------------------------------------------------
                                                      1998 vs. 1997                  1997 vs. 1996
                                              ------------------------------  -------------------------------
                                              Increase (Decrease)             Increase (Decrease)
                                                    Due To          Total           Due to           Total
                                              -------------------  Increase   -------------------   Increase
                                              Volume       Rate   (Decrease)    Volume    Rate     (Decrease)
                                              ---------------------------------------------------------------
                                                                      (In Thousands)
Interest-earning assets:
  Loans receivable ........................   $ 1,005    $     5    $ 1,010    $   536   $   146    $   682
  Investment securities ...................       129        (86)        43        128        (3)       125
  FHLB stock ..............................        12         (1)        11          3        --          3
  Other interest-earning assets ...........        (7)       (13)       (20)       (55)        28       (27)
                                              -------------------------------------------------------------
Total interest-earning assets .............   $ 1,139    $   (95)   $ 1,044    $   612   $   171    $   783
                                              -------------------------------------------------------------

Interest-bearing liabilities:
 Certificates of Deposit ..................   $   294    $    25    $   319    $     1   $    (6)   $    (5)
 NOW, money market, and passbook savings ..       112        (26)        86         10       (34)       (24)
 Advances from borrowers for taxes and
  insurance ...............................        --         (1)        (1)        --        (1)        (1)
  FHLB advances ...........................       277         25        302         98       (14)        84
                                              -------------------------------------------------------------
Total interest-bearing
 liabilities ..............................   $   683    $    23    $   706    $   109   $   (55)   $    54
                                              =============================================================
Net interest income .......................                         $   338                         $   729
                                                                    =======                         =======

Comparison of Operating Results For The Years Ended June 30, 1998 And 1997

          Performance Summary. Net income for the year ended June 30, 1998 increased by $258,000 or 45.7% to $823,000 from $565,000 for the year ended June 30, 1997. The increase was primarily due to an increase in net interest income of $338,000 and an increase in non-interest income of $89,000, partially offset by an increase in provision for loan losses of $49,000, and increase in non-interest expense of $32,000 and an increase in income tax expense of $89,000. For the years ended June 30, 1998 and 1997 the return on average assets was 1.06% and .90%, respectively, while the return on average equity was 7.56% and 5.34%, respectively.

          Net Interest Income. For the year ended June 30, 1998, net interest income increased by $338,000 to $2.7 million from $2.4 million for the year ended June 30, 1997. Interest income increased $1.0 million to $6.0 million for the year ended June 30, 1998 from $5.0 million for the year ended June 30, 1997 offset by a $706,000 increase in interest expense to $3.3 million for the year ended June 30, 1998 from $2.6 million for the year ended June 30, 1997. The net increase was primarily due to the increase in net interest-earning assets caused by the acquisition of Rubio as well as a result of strong loan demand in the Company's market area.

          For the year ended June 30, 1998, the average yield on interest-earning assets was 8.05% compared to 8.14% for the year ended June 30, 1997. The average cost of interest-bearing liabilities was 5.10% for the year ended June 30, 1998 compared to 5.05% for the year ended June 30, 1997. The average balance of interest-earning assets increased by $13.7 million to $75.0 million for the year ended June 30, 1998 from $61.3 for the year ended June 30, 1997. During the same time period, the average balance of interest-bearing liabilities increased by $13.3 million to $63.9 million for the year ended June 30, 1998 from $50.6 million for the year ended June 30, 1997.

          Due to the lower returns on interest-earnings assets and the higher funding costs on interest-bearing liabilities, the average interest rate spread was 2.95% for the year ended June 30, 1998 compared to 3.09% for the year ended June 30, 1997. The average net interest margin was 3.70% for the year ended June 30, 1998 compared to 3.97% for the year ended June 30, 1997.

          Provision for Loan Loss. For the year ended June 30, 1998, the provision for loan loss increased $49,000 to $89,000 from $40,000 for the year ended June 30, 1997. The primary reason for the provision was the increased size of the loan portfolio, particularly in commercial loans which are considered to carry a higher risk of default than residential loans, but do earn a higher rate of return. The Company's loan portfolio remains primarily residential mortgage loans and it has experienced a minimal amount of charge-offs in the past three years. The allowance of loan losses of $388,000 or .59% of loans receivable, net at June 30, 1998 is an increase, partially due to the acquisition of Rubio, when compared to $226,000 or .43% of loans receivable, net at June 30, 1997. The allowance for loan losses as a percentage of non-performing assets was 435.99% at June 30, 1998 compared to 98.52% at June 30, 1997.

          Management will continue to monitor its allowance for loan losses and will make additions to the allowance through the provision for loan losses as economic conditions dictate. Although the Company maintains its allowance for loan losses at a level which management considers to be adequate to provide for loan losses, there can be no assurance that future losses will not exceed estimated amounts nor that additional provisions for loan losses will not be required in the future.

          Non-interest Income. For the year ended June 30, 1998, non-interest income increased $89,000 or 38.4% to $320,000 from $231,000 for the year ended June 30, 1997. The increase was primarily due to a $92,000 increase in bank service charges and fees, a $5,000 increase in gain on securities, available for sale, and a $1,000 increase in loan origination and commitment fees, partially offset by a $7,000 decrease in other non-interest income and a $2,000 decrease in insurance commissions.

          Bank service charges and fees increased $92,000 to $209,000 for the year ended June 30, 1998 from $117,000 for the year ended June 30, 1997. The increase is primarily due to a $60,000 increase in overdraft fees, an $18,000 increase in checking account charges, a $5,000 increase in merchant discount income, a $5,000 increase in late charges assessed, a $2,000 increase in safe deposit rental, $1,000 increase in credit card fee income, and a $1,000 increase in exchange fees. These increases are largely due to the acquisition of Rubio. Gain on securities, available for sale increased $5,000 to $5,000 for the year ended June 30, 1998 from $0 for the year ended June 30, 1997 due to the Company taking an opportunity to realize gain on securities classified as available for sale. Loan origination and commitment fee income increased $1,000 to $9,000 for the year ended June 30, 1998 from $8,000 for the year ended June 30, 1997. Other non-interest income decreased $7,000 to $21,000 for the year ended June 30, 1998 from $28,000 for the year ended June 30, 1997 due to a decrease in the gain realized on foreclosed properties. Insurance commissions decreased $2,000 to $76,000 for the year ended June 30, 1998 from $78,000 for the year ended June 30, 1997 due to the fluctuation in the volume of sales of credit life and disability products.

          Non-interest Expense. For the year ended June 30, 1998, non-interest expense increased $32,000 or 1.9% from $1.7 million for the year ended June 30, 1997. The increase is primarily due to a $207,000 increase in compensation and benefits, a $115,000 increase in other non-interest expense, a $33,000 increase in occupancy and equipment, and a $5,000 increase in data processing expense offset by a $328,000 decrease in deposit insurance premiums.

          Compensation and benefits increased $207,000 to $929,000 for the year ended June 30, 1998 from $722,000 for the year ended June 30, 1997. The increase is primarily due to a $145,000 increase in employee salaries, a $24,000 increase in employee insurance premiums, a $21,000 increase in retirement and Employee Stock Option Plan expense, a $15,000 increase in bonuses accrued and incentives paid for product promotion, a $7,000 increase in director's fees, and a $4,000 increase in employee travel and work expenses partially offset by a $5,000 decrease in the Recognition and Retention Plan expense and a $4,000 decrease in credit life and disability broker fees. The increase is primarily due to an increase in full-time equivalent employees as a result of the Rubio acquisition and normal salary increases.

          Other non-interest expense increased $115,000 to $503,000 for the year ended June 30, 1998 from $388,000 for the year ended June 30, 1997. The increase is primarily due to a $43,000 increase in the amortization of goodwill, a $13,000 increase in office supplies, a $12,000 increase in postage and delivery primarily due to special promotional mailings, an $11,000 increase in checking account expenses due to a new checking account program, a $10,000 increase in charges assessed by the FHLB of Des Moines, a $9,000 increase in advertising, a $9,000 increase in ATM and debit card processing fees, an $8,000 increase in appraisal and inspection fees, and an $8,000 increase in professional organization dues partially offset by an $8,000 decrease in accounting and auditing fees. Most of these changes resulted from the Rubio acquisition.

          Occupancy and equipment expense increased $33,000 to $183,000 for the year ended June 30, 1998 from $150,000 for the year ended June 30, 1997. The increase is primarily due to a $9,000 increase in small asset purchases, a $7,000 increase in the equipment repairs, a $5,000 increase in property tax expense, a $4,000 increase in utilities, a $3,000 increase in office building depreciation, a $3,000 increase in building maintenance expense, and a $2,000 increase in telephone expenses. Data processing expenses increased $5,000 to $80,000 for the year ended June 30, 1998 from $75,000 for the year ended June 30, 1997 due to an additional services provided in relation to Year 2000 preparedness. It is important for financial institutions to assess their computer and communications systems for their ability to process dates into the 20th Century. Washington Bancorp, Washington Federal and Rubio Savings Bank have established technology teams that have been working on issues surrounding the Year 2000 problem. The teams have completed the evaluation process, upgrading when necessary the computers and computer-generated programs which directly involve the Banks. They have contacted vendors and service providers asking that they assess their technology systems and advise of their readiness. Bank customers have received mailings and the Banks have utilized the local media to increase public awareness of the issues. Testing the applications will be the major focus of these teams in the upcoming months with a goal of test completion by March 31, 1999.

          Deposit insurance premiums decreased $328,000 to $49,000 for the year ended June 30, 1998 from $377,000 for the year ended June 30, 1997. The decrease is primarily due to the $294,000 one-time SAIF assessment for the year ended June 30, 1997, and a $34,000 decrease in deposit insurance premiums.

          The deposits of Washington Federal are insured by the Savings Association Insurance Fund "the "SAIF"), and the deposits of Rubio are insured by the Bank Insurance Fund (the "BIF"). The two insurance funds are administrated by the Federal Deposit Insurance Corporation (the "FDIC"). Prior to September 1996, financial institutions which are members of the BIF had experienced substantially lower deposit insurance premiums because the BIF had achieved its required level of reserves, while the SAIF proir to September 1996 had not yet achieved its required reserves. A recapitalization plan for the SAIF was signed by the President on September 30, 1996 as part of the Economic Growth and Regulatory Paperwork Reduction Act and provided the one-time special assessment of 0.657% of deposits imposed on all SAIF insured institutions to enable the SAIF to achieve its required levels of reserves. The assessment of 0.657% was assessed based on deposits as of March 31, 1995 and Washington Federal's special assessment amounted to approximately $294,000. As a result of the special assessment, Washington Federal's deposit insurance premium was reduced to 0.065% from 0.23% of deposits previously paid by Washington Federal. Rubio's deposit insurance premium is 0.012% of deposits.

          Income Taxes. Income taxes increased $89,000 to $440,000 for the year ended June 30, 1998 from $351,000 for the year ended June 30, 1997. The effective income tax rates for the years ended June 30, 1998 and 1997 were 34.8% and 38.3% respectively. The fluctuations in the effective income tax rate relates primarily to the treatment of the Recognition and Retention expense for income tax purposes.

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

          For the year ended June 30, 1997, the average yield on interest-earning assets was 8.14% compared to 7.71% for 1996. The average cost of interest-bearing liabilities was 5.05% for the year ended June 30, 1997, a decrease from 5.16% for the year ended June 30, 1996. The average balance of interest-earning assets increased by $6.7 million to $61.3 million for the year ended June 30, 1997 from $54.6 million for the year ended June 30, 1996. During this same time period, the average balance of interest-bearing liabilities increased by $2.2 million to $50.6 million for the year ended June 30, 1997 from $48.4 million for the year ended June 30, 1996.

          Due to the lower funding costs, the average interest rate spread was 3.09% for the year ended June 30, 1997 compared to 2.55% for the year ended June 30, 1996. The average net interest margin was 3.97% for the year ended June 30, 1997 compared to 3.13% for the year ended June 30, 1996.

          Provision for Loan Loss. During the year ended June 30, 1997, the provision for loan loss was $40,000 compared to $15,000 for the year ended June 30, 1996. The primary reason for the provision was the increased size of the loan portfolio during the last few years. The Company's loan portfolio consists primarily of residential mortgage loans, and it has experienced a minimal amount of charge-offs in the past three years. The allowance for loan losses of $226,000 or .43% of loans receivable, net at June 30, 1997 compares to $209,000 or .49% of loans receivable, net at June 30, 1996. The allowance for loan losses as a percentage of non-performing assets was 98.52% at June 30, 1997, compared to 475.00% at June 30, 1996.

          Non-Interest Income. For the year ended June 30, 1997, non-interest income increased $34,000 or 17.3% compared to the year ended June 30, 1996 due primarily to a $32,000 increase in bank service charges and fees, a $23,000 increase in insurance commissions, and an $11,000 increase in other non-interest income offset by a $32,000 decrease in securities gains.

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

          SAIF deposit insurance premium expense increased $260,000 from $117,000 at June 30, 1996 to $377,000 at June 30, 1997 primarily due to the one-time SAIF assessment. Compensation and benefits increased $140,000 to $722,000 for the year ended June 30, 1998 from $582,000 for the year ended June 30, 1998 primarily due to $107,000 increase in employee benefits through the ESOP and RRP plans and a $38,000 increase in employee's salaries. Other non-interest expense increased $99,000 from $289,000 at June 30, 1996 to $388,000 at June 30, 1997 primarily due to the increase in professional fees and overhead costs since the conversion. Auditing and accounting fees increased $38,000, legal fees increased $16,000 and postage and delivery increased
$10,000. Management feels that these fees can and are being controlled but not eliminated as a result of the SEC reporting requirements and the increased shareholder correspondence since the conversion to a public company in March 1996. Occupancy and equipment expense increased $12,000 from $138,000 at June 30, 1996 to $150,000 at June 30, 1997 primarily due to a $10,000 increase in property tax as a result of the increase in assessed value of the drive-through facility. Data processing expense decreased $5,000 from $80,000 at June 30, 1996 to $75,000 at June 30, 1997 primarily due to the timing of bill payments.

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

Asset/Liability Management

          One of the Company's principal financial objectives is to achieve long-term profitability while reducing its exposure to fluctuations in interest rates. The Company has sought to reduce exposure of its earnings to changes in market interest rates by managing the mismatch between asset and liability maturities and interest rates. The principal element in achieving this objective has been to increase the interest-rate sensitivity of the Company's assets by originating loans with interest rates subject to periodic adjustment to market conditions. Accordingly, the Company's primary one- to four-family loan product has been a three year balloon loan accounting for $23.6 million of its $65.9 million loan portfolio, or 35.7% at June 30, 1998. Adjustable rate loans account for $21.5 million of its $65.9 million loan portfolio, or 32.6% at June 30, 1998.

          The Company has historically relied upon retail deposit accounts as its primary source of funds and will continue to do so. Management believes that retail deposit accounts and long term borrowings as sources of funds, compared to brokered deposits, reduce the effects of interest rate fluctuations because these deposits and borrowings generally represent a more stable source of funds.

          Net Portfolio Value. In order to encourage savings associations to reduce their interest rate risk, the Office of Thrift Supervision ("OTS") adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of hypothetical 200 basis point ("bp") changes in market interest rates. A resulting change in NPV of more than 2% of the estimated market value of its assets will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. The Company, based on asset size and risk-based capital, has been informed by the OTS that it is exempt from this rule.

          Presented on the following table, as of June 30, 1998, is an analysis of Washington Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points in accordance with OTS regulations. For example, a 400 basis point increase in interest rates would decrease Washington Federal's NPV by $1.1 million or 14% and a 400 basis point decrease in interest rates would increase Washington Federal's NPV by $779,000 or 10%. As previously mentioned, the OTS has informed Washington Federal that it is not subject to the IRR component discussed above. Further, were Washington Federal subject to the IRR component at June 30, 1998, it would not have been considered to have had a greater than normal level of interest rate exposure and a deduction from capital would not have been required, although it is still subject to interest rate risk and, as can be seen below, increasing rates will reduce Washington Federal's NPV.

                                 At June 30, 1998
--------------------------------------------------------------------------------
                                                                 NPV as % of
                  Net Portfolio Value                            PV of Assets
-------------------------------------------------------      -------------------
Change in
  Rates           $ Amount       $ Change      % Change      NPV Ratio    Change
--------------------------------------------------------------------------------
                       (Dollars in Thousands)

 +400 bp            6,467         -1,054          -14%         9.56%      -107bp
 +300 bp            6,871           -649           -9%        10.03%       -61bp
 +200 bp            7,199           -321           -4%        10.38%       -25bp
 +100 bp            7,422            -98           -1%        10.59%        -4bp
    0 bp            7,520                                     10.63%
 -100 bp            7,582             61           +1%        10.62%        -1bp
 -200 bp            7,700            180           +2%        10.68%        +5bp
 -300 bp            7,978            458           +6%        10.93%       +30bp
 -400 bp            8,299            779          +10%        11.22%       +59bp

          Management of interest sensitivity of Rubio has historically been accomplished by matching the maturities of interest-earning assets and interest-bearing liabilities. The following table illustrates the asset/(liability) funding gaps for selected maturity periods as of June 30, 1998.

                                                                            Maturing Within
                                                            ----------------------------------------------
                                                              0-6           6-12        1-2         2-3
                                                             Months        Months      Years       Years      Total
                                                            ---------------------------------------------------------
                                                                               (Dollars in thousands)
Assets
  Loans receivable ......................................   $  2,996     $  3,002    $  2,127    $  4,221    $ 12,346
  Securities ............................................      2,145        1,858       3,381       1,907       9,291
                                                            ---------------------------------------------------------
     Total interest-earning assets ......................      5,141        4,860       5,508       6,128      21,637
                                                            ---------------------------------------------------------
Liabilities
  Interest-bearing deposits .............................     12,923        4,202       1,183         360      18,668
                                                            ---------------------------------------------------------
Asset/(Liability) funding GAP ...........................     (7,782)         658       4,325       5,768       2,969
                                                            ---------------------------------------------------------
GAP ratio (assets/liabilities) ..........................         40%         116%        466%      1,702%        116%

          Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. Although certain assets and liabilities may have similar maturities or periods within which they will reprice, they may react differently to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, the Company's primary loan products, the three-year balloon and adjustable rate loans, may permit the Company to adjust to changes in interest rates on a short-term basis and over the life of the asset. The proportion of three-year balloon and adjustable rate loans could be reduced in future periods if market interest rates decrease and remain at lower levels for a sustained period, due to increased refinance activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the table. Finally, the ability of many borrowers to service their three-year balloon and adjustable rate mortgage loans may decrease in the event of a sustained interest rate increase.

Liquidity and Capital Resources

          The Company's primary sources of funds are deposits, long-term borrowings from the FHLB, repayments and prepayments of loans, the maturity of investment securities and interest income. Although maturity and scheduled amortization of loans are relatively predictable sources of funds, deposit flows and prepayments on loans are influenced significantly by general interest rates, economic conditions and competition.

          The primary investing activity of the Company is originating mortgage loans to be held to maturity. For the fiscal years ended June 30, 1998, 1997 and 1996, the Company originated loans for its portfolio in the amount of $32.1 million, $28.2 million and $16.7 million, respectively. These activities were funded primarily by FHLB borrowings and principal repayments of loans. FHLB borrowings have been more costly than deposits, but less than other financing sources available.

          For investment and liquidity purposes, the Company maintains a portfolio of investment securities including U.S. Treasury securities, U.S. government agencies, state and political subdivisions, mortgaged-backed securities and corporation and other securities.

          Washington Federal is required to maintain minimum levels of liquid assets under the OTS regulations. Savings institutions are required to maintain an average daily balance of liquid assets (including cash, certain time deposits, and specified U.S. Government, state or federal agency obligations) of not less than 5.0% of its average daily balance of net withdrawal accounts plus short-term borrowings. It is Washington Federal's policy to maintain its liquidity portfolio in excess of regulatory requirements. Washington Federal's liquidity ratios were 13.17%, 8.7% and 14.6% respectively, at June 30, 1998, 1997 and 1996.

          Cash was generated by the Company's operating activities during the years ended June 30, 1998, 1997 and 1996, primarily as a result of net income and, in 1996 the IPO. The adjustments to reconcile net income to net cash provided by operations during the periods presented consisted primarily of amortization of premiums and discounts on debt securities, depreciation expense, amortization of goodwill, deferred income taxes and increases and decreases in other assets and other liabilities. The primary investing activities of the Company are the origination of loans and the purchase of investment securities; which are funded with cash provided from operations and financing activities, as well as proceeds from amortization and prepayments on existing loans and proceeds  from  sales  and  maturities  of  securities.  The  primary  financing activities (other than the IPO in 1996) consist of deposits, borrowing/repayments with the FHLB of Des Moines.

          The Company's most liquid assets are cash and cash equivalents, which include short-term investments. At June 30, 1998, 1997 and 1996, cash and cash equivalents were $3.3 million, $808,000 and $1.9 million, respectively.

          Liquidity management for the Company is both an ongoing and long-term function of the Company's asset/liability management strategy. Excess funds generally are invested in overnight deposits at the FHLB of Des Moines or financial institutions. Should the Company require funds beyond its ability to generate them internally, additional sources of funds are available through FHLB of Des Moines advances. The Company would pledge its FHLB of Des Moines stock and certain other assets as collateral for such advances. During fiscal 1998, 1997 and 1996, the Company used FHLB advances to meet cash flow requirements and finance loan growth. The FHLB advances are generally at a higher rate of interest than transaction and savings deposit accounts.

          At June 30, 1998, the Company had outstanding loan commitments of $3.2 million and undisbursed loans in process of $336,000. The Company anticipates it will have sufficient funds available to meet its current loan commitments, including loan applications received and in process prior to the issuance of firm commitments. Certificates of deposit which are scheduled to mature in one year or less at June 30, 1998 were $28.1 million. Based on past experience, management believes that a significant portion of such deposits will remain with the Company.

          Under federal law, the Banks are required to meet certain tangible, core and risk based capital requirements. For information regarding the Company's regulatory capital compliance, see "Selected Consolidated Financial Information."

Recent Accounting Developments

          In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share." Statement 128 is effective for the year ending after December 15, 1997, for both interim and annual periods, and replaces the presentation of primary and fully diluted earnings per share with a presentation of basic and diluted earnings per share. The Company adopted Statement 128 and the effect has not had a material impact on earnings per share reported by the Company.

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

Impact of Inflation and Changing Prices

          The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which generally requires the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Nearly all the assets and liabilities of the Company are financial, unlike most industrial companies. As a result, the Company's performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. The Company's ability to match the interest sensitivity of its financial assets to the interest sensitivity of its financial liabilities in its asset/liability management may tend to minimize the effect of change in interest rates on the Company's performance. Changes in interest rates do not necessarily move to the same extent as changes in the price of goods and services. The liquidity and the maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

                               WASHINGTON BANCORP

                                 AND SUBSIDIARY


                          CONSOLIDATED FINANCIAL REPORT


                                  JUNE 30, 1998

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

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
Washington Bancorp
Washington, Iowa

We have audited the accompanying consolidated statements of financial condition of Washington Bancorp and its subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Washington Bancorp and subsidiaries as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998 in conformity with generally accepted accounting principles.



/s/ McGladrey & Pullen, LLP



Cedar Rapids, Iowa
July 30, 1998

WASHINGTON BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
June 30, 1998 and 1997

ASSETS                                                                 1998           1997
---------------------------------------------------------------------------------------------
Cash and cash equivalents (Note 2):
   Interest-bearing ............................................   $ 1,858,527    $   574,736
   Noninterest-bearing .........................................     1,447,847        233,069
Investment securities (Notes 2 and 3):
   Held to maturity ............................................     1,131,478
   Available-for-sale securities ...............................    19,122,283      9,849,991
Federal funds sold .............................................       659,497
Loans receivable, net (Notes 4, 8 and 15) ......................    65,884,941     52,530,153
Accrued interest receivable (Note 5) ...........................       959,663        568,228
Federal Home Loan Bank stock ...................................       812,400        465,600
Premises and equipment, net (Note 6) ...........................       799,806        550,231
Goodwill .......................................................     1,375,087
Other assets ...................................................       275,416        103,026
                                                                   --------------------------
              Total assets .....................................   $94,326,945    $64,875,034
                                                                   ==========================

LIABILITIES AND STOCKHOLDERS' EQUITY
---------------------------------------------------------------------------------------------
Liabilities
   Deposits (Note 7) ...........................................   $66,595,476    $44,754,328
   Borrowed funds (Notes 3 and 8) ..............................    15,724,071      8,651,765
   Advances from borrowers for taxes and insurance .............       221,911        204,677
   Accrued expenses and other liabilities ......................       660,492        519,441
                                                                   --------------------------
              Total liabilities ................................    83,201,950     54,130,211
                                                                   --------------------------
Commitments and Contingencies (Note 13)
Redeemable Common Stock Held by Employee Stock
   Ownership Plan (ESOP) (Note 9) ..............................       153,788         69,392
                                                                   --------------------------
Stockholders' Equity (Note 12)
   Preferred stock, $.01 par value, authorized 1,000,000 shares;
      none issued and outstanding
   Common stock, $.01 par value, authorized 4,000,000 shares;
      issued 1998 651,133 shares; 1997 657,519 shares ..........         6,511          6,575
   Additional paid-in capital ..................................     6,122,664      6,150,032
    Retained earnings ..........................................     5,825,363      5,292,419
   Unrealized (losses) on investment securities available
      for sale, net of income taxes (Note 3) ...................          (507)        (3,307)
                                                                   --------------------------
                                                                    11,954,031     11,445,719
   Less:
      Cost of common shares acquired for the treasury
        1998 16,127 shares; 1997 6,386 shares ..................      (300,944)       (85,827)
      Deferred compensation (Note 9) ...........................      (104,962)      (151,739)
      Maximum cash obligation related to ESOP shares (Note 9) ..      (153,788)       (69,392)
      Unearned ESOP shares (Note 9) ............................      (423,130)      (463,330)
                                                                   --------------------------
              Total stockholders' equity .......................    10,971,207     10,675,431
                                                                   --------------------------
              Total liabilities and stockholders' equity .......   $94,326,945    $64,875,034
                                                                   ==========================

See Notes to Financial Statements.

WASHINGTON BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years Ended June 30, 1998, 1997 and 1996

                                               1998        1997        1996
------------------------------------------------------------------------------
Interest income:
   Loans receivable:
      First mortgage loans ............... $ 3,738,973 $ 3,430,290 $ 2,987,869
      Consumer and other loans ...........   1,398,734     697,384     458,102
   Investment securities:
      Taxable ............................     847,215     840,485     713,988
      Nontaxable .........................      49,330      21,516      46,702
                                            ----------------------------------
              Total interest income ......   6,034,252   4,989,675   4,206,661
                                            ----------------------------------
Interest expense:
   Deposits (Note 7) .....................   2,619,618   2,215,768   2,246,017
   Borrowed funds ........................     639,162     337,405     252,657
                                            ----------------------------------
              Total interest expense .....   3,258,780   2,553,173   2,498,674
                                            ----------------------------------
              Net interest income ........   2,775,472   2,436,502   1,707,987
Provision for loan losses (Note 4) .......      89,000      40,085      15,000
                                            ----------------------------------
              Net interest income after
                 provision for loan losses   2,686,472   2,396,417   1,692,987
                                            ----------------------------------
Noninterest income:
   Securities gains, net (Note 3) ........       5,383         388      32,534
   Loan origination and commitment fees ..       8,744       7,724       8,316
   Service charges and fees ..............     209,127     117,241      84,512
   Insurance commissions .................      76,295      77,922      54,615
   Other .................................      20,404      27,893      17,026
                                            ----------------------------------
              Total noninterest income ...     319,953     231,168     197,003
                                            ----------------------------------
Noninterest expense:
   Compensation and benefits (Note 9) ....     929,224     722,087     581,896
   Occupancy and equipment ...............     183,009     149,738     138,032
   SAIF deposit insurance premium ........      48,365     376,862     116,690
   Data processing .......................      79,507      75,196      80,076
   Other .................................     503,804     388,258     289,496
                                            ----------------------------------
              Total noninterest expense ..   1,743,909   1,712,141   1,206,190
                                            ----------------------------------
              Income before income taxes .   1,262,516     915,444     683,800
Income tax expense (Note 10) .............     439,680     350,767     242,378
                                            ----------------------------------
              Net income .................  $  822,836 $   564,677 $   441,422
                                            ==================================
Earnings per common share (Note 11):
   Basic .................................  $     1.36 $      0.92 $      0.25
                                            ==================================
   Diluted ...............................  $     1.33 $      0.91 $      0.25
                                            ==================================
Weighted average common shares for:
   Basic earnings per share ..............     603,589     611,539     606,002
                                            ==================================

   Diluted earnings per share ............     620,266     617,602     606,002
                                            ==================================

See Notes to Financial Statements.

WASHINGTON BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS'
EQUITY (NOTES 9, 12 AND 17)
Years Ended June 30, 1998, 1997 and 1996

                                                                 Unrealized
                                                                (Losses) On
                                                                 Investment   Cost Of                            Unearned
                                                                 Securities    Common                Maximum      Shares,
                                                                  Available    Shares                 Cash       Employee    Total
                                           Additional             For Sale,    Acquired  Deferred    Obligation     Stock    Stock-
                        Preferred  Common   Paid-In    Retained    Net of     For the   Compen-     Related To   Ownership  holders'
                          Stock    Stock    Capital    Earnings  Income Taxes Treasury   sation     ESOP Shares    Plan     Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1995 ..  $- -   $  - -  $      - -  $4,500,027  $(99,871) $     - -  $     - -  $     - -  $     - -   $4,400,156
   Net income ...........   - -      - -         - -     441,422       - -        - -        - -        - -        - -      441,422
   Issuance of 604,917
     shares of common
     stock ..............   - -    6,049   6,043,121         - -       - -        - -        - -        - -        - -    6,049,170
   Expenses incurred
     relating to conver-
     sion to stock form .   - -      - -    (396,477)        - -       - -        - -        - -        - -        - -     (396,477)

   Issuance of 52,602
     shares of common
     stock to ESOP
     (Note 9) ...........   - -      526    525,494          - -       - -        - -        - -        - -   (526,020)         - -
   Allocation of ESOP
     shares .............   - -      - -        542          - -       - -        - -        - -        - -     21,690       22,232
   Net change in unreal-
     ized (losses) on
     investment securities
     available for sale,
     net of income taxes .  - -      - -        - -          - -    31,662        - -        - -        - -        - -       31,662
                                  -------------------------------------------------------------------------------------------------
Balance, June 30, 1996 ...  - -    6,575  6,172,680    4,941,449  (68,209)       - -        - -        - -   (504,330)  10,548,165
   Net income ............  - -      - -        - -      564,677      - -        - -        - -        - -        - -      564,677
   Dividends ($0.36 per
     share) ..............  - -      - -        - -     (213,707)     - -        - -        - -        - -        - -     (213,707)
   Acquisition of 26,300
     shares of common
     stock for the
     treasury ...........   - -      - -        - -          - -      - -   (348,563)       - -        - -        - -     (348,563)
   Issuance of 19,914
     shares under stock
     awards program .....   - -      - -    (38,703)         - -      - -    262,736   (224,033)       - -        - -          - -
   Amortization of
     compensation under
     stock awards program   - -      - -        - -          - -      - -        - -     72,294        - -        - -       72,294
   Allocation of ESOP
     shares .............   - -      - -     16,055          - -      - -        - -        - -        - -     41,000       57,055
   Net change in unreal-
     ized (losses) on
     investment securities
     available for sale,
     net of income taxes..  - -      - -        - -          - -   64,902        - -        - -        - -        - -       64,902
   Change related to ESOP
     shares ..............  - -      - -        - -          - -      - -        - -        - -    (69,392)       - -      (69,392)
                                       -------------------------------------------------------------------------------------------

                                                                 Unrealized
                                                                (Losses) On
                                                                 Investment   Cost Of                            Unearned
                                                                 Securities    Common                Maximum      Shares,
                                                                  Available    Shares                 Cash       Employee    Total
                                           Additional             For Sale,    Acquired  Deferred    Obligation     Stock    Stock-
                        Preferred  Common   Paid-In    Retained    Net of     For the   Compen-     Related To   Ownership  holders'
                          Stock    Stock    Capital    Earnings  Income Taxes Treasury   sation     ESOP Shares    Plan     Equity
-----------------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 1997 ...  - -    6,575  6,150,032    5,292,419   (3,307)   (85,827)  (151,739)   (69,392)  (463,330)  10,675,431
   Net income ............  - -      - -        - -      822,836      - -        - -        - -        - -        - -      822,836
   Dividends ($0.44 per
     share) ..............  - -      - -        - -     (267,925)     - -        - -        - -        - -        - -     (267,925)
   Acquisition of 16,500
     shares of common
     stock stock for the
     treasury ............  - -      - -        - -          - -      - -   (307,938)       - -        - -        - -     (307,938)
   Forfeiture of 1,754
     shares under stock
     awards program ......  - -      - -      3,507          - -     - -    (23,240)    19,733        - -        - -          - -
   Issuance of 2,127 shares
     under stock awards
     program .............  - -      - -     10,051          - -     - -     30,234    (40,285)       - -        - -          - -
   Retire 6,386 shares of
     common stock from the
     treasury ............  - -      (64)   (63,796)     (21,967)    - -     85,827        - -        - -        - -          - -
   Stock options exercised
     for 1,096 shares ....  - -       11     12,319          - -     - -        - -        - -        - -        - -       12,330
   Amortization of compen-
     sation under stock
     award program .......  - -      - -        - -          - -     - -        - -     67,329        - -        - -       67,329
   Allocation of ESOP
     shares ..............  - -      - -     31,501          - -     - -        - -        - -        - -     40,200       71,701
   Acquisition of 1,096
     shares of common
     stock for retirement   - -      (11)   (20,950)         - -     - -        - -        - -        - -        - -      (20,961)
   Net change in unreal-
     ized (losses) on
     investment securities
     available for sale,
     net of income taxes..  - -      - -        - -          - -   2,800        - -        - -        - -        - -        2,800
   Change related to ESOP
     shares ..............  - -      - -        - -          - -     - -        - -        - -    (84,396)       - -      (84,396)
                           ------------------------------------------------------------------------------------------------------
Balance, June 30, 1998 ... $- -   $6,511  $6,122,664  $5,825,363 $  (507) $(300,944) $(104,962) $(153,788) $(423,130) $10,971,207
                           ======================================================================================================

See Notes to Financial Statements.

WASHINGTON BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 1998, 1997  AND 1996

                                                                                         1997           1996            1998
-------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
   Net income ..................................................................    $   822,836     $   564,677     $   441,422
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Amortization of premiums and discounts on
        debt securities ........................................................         48,049          37,771          80,890
      Amortization of goodwill .................................................         43,341             - -             - -
      Provision for loan losses ................................................         89,000          40,085          15,000
      (Gain) on sale of investment securities ..................................         (5,383)           (388)        (32,534)
      (Gain) on sale of foreclosed real estate .................................        (10,573)        (36,911)            - -
      Depreciation .............................................................         70,548          56,620          68,847
      Compensation under stock awards ..........................................         67,329          72,294             - -
      ESOP contribution expense ................................................         71,701          57,055          22,232
      Deferred income taxes ....................................................        (31,383)        (16,798)         28,360
      (Increase) in accrued interest receivable ................................        (87,398)       (102,439)        (44,527)
      (Increase) decrease in other assets ......................................       (171,664)        (27,718)         59,192
      Increase (decrease) in accrued expenses and
        other liabilities ......................................................       (140,901)         54,215          75,415
                                                                                    -------------------------------------------
               Net cash provided by operating activities .......................        765,502         698,463         714,297
                                                                                    -------------------------------------------
Cash Flows from Investing Activities
   Held-to-maturity securities:
      Maturities and calls .....................................................        153,250             - -         166,988
      Purchases ................................................................        (65,000)            - -             - -
   Available-for-sale securities:
      Sales ....................................................................      1,416,719             911       3,807,939
      Maturities ...............................................................     12,054,554      11,238,648       2,556,485
      Purchases ................................................................    (12,250,000)     (6,395,000)     (9,647,200)
   Federal funds sold, net .....................................................        527,272             - -             - -
   Purchase of Federal Home Loan Bank stock ....................................       (346,800)        (96,500)            - -
   Loans made to customers, net ................................................     (5,584,292)     (9,627,628)     (2,485,965)
   Purchase of premises and equipment ..........................................        (93,489)        (63,245)        (39,776)
   Purchase of stock of Rubio Savings Bank of Brighton,
      net of cash and cash equivalent received (Note 16) .......................     (2,466,021)            - -             - -
                                                                                    -------------------------------------------
              Net cash (used in) investing activities ..........................     (6,653,807)     (4,942,814)     (5,641,529)
                                                                                    -------------------------------------------

Cash Flows from Financing Activities
   Net increase in deposits ....................................................    $ 1,881,828     $   577,880     $ 1,226,649
   Proceeds from Federal Home Loan Bank advances ...............................     50,450,000      98,650,000      16,820,000
   Principal payments on Federal Home Loan Bank
      advances .................................................................    (43,377,694)    (95,502,977)    (18,545,473)
   Net increase in advances from borrowers for taxes
      and insurance ............................................................         17,234         (13,829)         18,672
   Proceeds from issuance of common stock ......................................         12,330             - -       6,049,170
   Acquisition of common stock .................................................       (328,899)       (348,563)            - -
   Dividends paid ..............................................................       (267,925)       (213,707)            - -
   Payments for expenses incurred relating to
      conversion to stock form .................................................            - -             - -        (396,477)
                                                                                    -------------------------------------------
               Net cash provided by financing activities .......................      8,386,874       3,148,804       5,172,541
                                                                                    -------------------------------------------

              Net increase (decrease) in cash and
                    cash equivalents ...........................................      2,498,569      (1,095,547)        245,309

Cash and cash equivalents:
   Beginning ...................................................................        807,805       1,903,352       1,658,043
                                                                                    -------------------------------------------
   Ending ......................................................................    $ 3,306,374     $   807,805     $ 1,903,352
                                                                                    ===========================================

                                                                                         1997           1996            1998
-------------------------------------------------------------------------------------------------------------------------------

Supplemental Disclosures of Cash Flow Information
   Cash payments for:
      Interest paid to depositors ..............................................    $ 2,562,216     $ 2,225,796     $ 2,241,023
      Interest paid on other obligations .......................................        639,162         337,405         252,657
      Income taxes, net of refunds .............................................        684,779         288,713          99,356

Supplemental Schedule of Noncash Investing and
   Financing Activities
   Transfers from loans to foreclosed real estate ..............................    $   110,427     $   106,289
   Contract sales of foreclosed real estate ....................................        121,000         143,200
   Stock issued under stock awards program .....................................         40,285         262,736

   Acquisition of assets and  liabilities  from Rubio  Savings  Bank of Brighton
      (Note 16):
      Assets acquired:
        Cash and cash equivalents ..............................................   $  2,331,668
        Federal funds sold .....................................................      1,186,769
        Investment securities, held to maturity ................................      1,221,156
        Investment securities, available for sale ..............................     10,530,323
        Loans ..................................................................      7,848,923
        Premesis and equipment .................................................        226,634
        Goodwill ...............................................................      1,418,428
        Other assets ...........................................................        304,762
                                                                                   ------------
                                                                                     25,068,663
      Liabilities assumed:
        Deposits ...............................................................    (19,959,320)
        Other liabilities ......................................................       (311,654)
                                                                                   ------------
      Cash purchase price ......................................................   $  4,797,689
                                                                                   ============

   Investment securities transferred from held to maturity
      portfolio to available for sale, at fair value ...........................    $ 2,872,058

See Notes to Financial Statements.

WASHINGTON BANCORP AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

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

Prior to March 11, 1996, the Savings Bank was a federally chartered mutual savings bank. After a reorganization, effective March 11, 1996, the Savings Bank is now a federally chartered stock savings bank and 100% of the Savings Bank's common stock is owned by Washington Bancorp. See Note 17 for a description of the reorganization.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of Washington Bancorp (the "Company"), Washington Federal Savings Bank ("Washington") and Rubio Savings Bank of Brighton ("Rubio") and collectively known as (the "banks"), and Washington Federal Savings Bank's wholly-owned subsidiary, Washington Financial Services, Inc., which is a discount brokerage firm. The activity of Washington Financial Services Inc., is not material. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

Acquisition of a business: On January 15, 1998, Washington Bancorp purchased all of the outstanding stock of Rubio in a transaction accounted for as a purchase.

Investment in debt securities: The Company has investments in debt securities, which consist primarily of obligations of the U. S. Government and related agencies and corporations, state governments and domestic corporations.

FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," requires that management determine the appropriate classification of securities at the date individual investment securities are acquired, and reassesses the appropriateness of such classification at each balance sheet date. The classifications are as follows:

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

Pursuant to a FASB Special Report, "A Guide to Implementation of Statement No. 115 on Accounting for Certain Investments in Debt and Equity Securities," Washington transferred, at fair value, $2,872,058 of investment securities from held to maturity to available for sale in December 1995.

Loans receivable: Loans receivable are stated at unpaid principal balances less the allowance for loan losses.

Interest on loans is accrued daily on the outstanding balances. Accrual of interest is discontinued on a loan when management believes, after considering collection efforts and other factors, that the borrower's financial condition is such that collection of interest is doubtful.

The allowance for loan losses is increased by provisions charged to income and reduced by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Banks' past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and current economic conditions.

Loans are considered impaired when, based on all current information and events, it is probable the Banks will not be able to collect all amounts due. The portion of the allowance for loan losses applicable to impaired loans has been computed based on the present value of the estimated future cash flows of interest and principal discounted at the loan's effective interest rate or on the fair value of the collateral for collateral dependent loans. The entire change in present value of expected cash flows on impaired loans is reported as bad debt expense in the same manner in which impairment initially was recognized or as a reduction in the amount of bad debt expense that otherwise would be reported. Interest income on impaired loans is recognized on the cash basis.

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

Goodwill: Goodwill resulting from the Company's acquisition of Rubio is being amortized by the straight-line method over 15 years. Goodwill is periodically reviewed for impairment based upon an assessment of future operations to ensure that it is appropriately valued.

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

Earnings per common share: In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share." Statement No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Basic per-share amounts are computed by dividing net income (the numerator) by the weighted-average number of common shares outstanding (the denominator). Diluted per-share amounts assume the conversion, exercise or issuance of all potential common stock unless the effect is to reduce the loss or increase the income per common share from continuing operations. Shares owned by the ESOP that have not been committed to be released are not considered to be outstanding for the purpose of computing earnings per share. The Company initially applied Statement No. 128 for the year ended June 30, 1998 and has restated all per share information for the prior years to conform to Statement No. 128.

Unearned ESOP shares and expense: The unearned ESOP shares have been treated as a reduction of equity. This amount is reduced as the ESOP shares are allocated. Compensation expense for the ESOP is based upon the fair value of shares allocated to participants.

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

   Federal funds sold: The carrying amounts reported in the balance sheet for federal funds sold approximate their values.

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

Recently issued accounting standards: In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," both of which are required to be adopted for fiscal years beginning after December 15, 1997. SFAS No. 130 will require the Company to report in its financial statements all nonowner related changes in equity for the periods being reported. SFAS No. 131 will require the Company to disclose revenues, earnings, and other financial information pertaining to the business segments by which the Company is managed, as well as what factors management used to determine these segments. The Company is currently evaluating the requirements of SFAS No. 130 and 131 to determine how to present the required information in its financial statements and related disclosures.

Note 2.  Restrictions on Cash Due from Banks and Investments

Washington is required to maintain reserve balances in cash or on deposit with Federal Reserve Banks. The total of those reserve balances was approximately $25,000 at June 30, 1998. In addition, Washington is required to maintain a minimum balance of unpledged cash and investment securities totaling approximately $1,831,000 as of June 30, 1998 to provide liquidity for deposits.

Note 3.  Investment Securities

The amortized cost and fair value of investment securities available for sale as of June 30, 1998 and 1997 are as follows:

                                                         Cost Or        Gross        Gross
                                                        Amortized    Unrealized    Unrealized        Fair
                                                          Cost          Gains       (Losses)         Value
                                                       ------------------------------------------------------
                                                                               1998
                                                       ------------------------------------------------------
U. S. Treasury securities ...........................  $ 6,329,349   $     9,417   $    (1,857)   $ 6,336,909
U. S. Government agencies ...........................    6,774,264         2,778        (6,582)     6,770,460
Corporations and other ..............................    5,621,549         1,379        (6,776)     5,616,152
State and political subdivisions ....................      347,500           735           - -        348,235
Mortgage-backed securities,
   FHLMC certificates ...............................       50,432            95           - -         50,527
                                                       ------------------------------------------------------
                                                       $19,123,094   $    14,404   $   (15,215)   $19,122,283
                                                       ======================================================

                                                                                1997
                                                       ------------------------------------------------------

U. S. Treasury securities ...........................  $   400,237   $     2,386   $      (263)   $   402,360
U. S. Government agencies ...........................    6,994,454         9,180        (4,904)     6,998,730
Corporations and other ..............................    1,958,104         1,475        (4,499)     1,955,080
State and political subdivisions ....................      353,750           - -           - -        353,750
Mortgage-backed securities,
   FHLMC certificates ...............................      148,737           - -        (8,666)       140,071
                                                       ------------------------------------------------------
                                                       $ 9,855,282   $    13,041   $   (18,332)   $ 9,849,991
                                                       ======================================================

The amortized cost and fair value of investment securities held to maturity are as follows:

                                                                   1998
                                              ------------------------------------------------
                                               Cost Or       Gross       Gross
                                              Amortized    Unrealized  Unrealized      Fair
                                                Cost         Gains      (Losses)       Value
                                             -------------------------------------------------
State and political subdivisions ........    $1,131,478   $      - -   $      - -   $1,131,478
                                             =================================================

The amortized cost and fair value of debt securities as of June 30, 1998 by contractual maturity are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary.

                                                                                       Amortized      Fair
                                                                                          Cost        Value
                                                                                      ------------------------
Available for sale:
   Due in one year or less .........................................................  $ 7,701,172  $ 7,704,078
   Due after one year through five years ...........................................    8,286,106    8,289,775
   Due after five years through ten years ..........................................    3,085,384    3,077,903
   Mortgage-backed securities, FHLMC certificates ..................................       50,432       50,527
                                                                                      ------------------------
                                                                                       19,123,094   19,122,283
                                                                                      ------------------------
Held to maturity:
   Due in one year or less .........................................................      322,677      322,677
   Due after one year through five years ...........................................      648,801      648,801
   Due after five years through ten years ..........................................      160,000      160,000
                                                                                      ------------------------
                                                                                        1,131,478    1,131,478
                                                                                      ------------------------
                                                                                      $20,254,572  $20,253,761
                                                                                      ========================

Investment securities with a carrying amount of $3,302,984 and $3,306,610 at June 30, 1998 and 1997, respectively, were pledged as collateral on public deposits. Investment securities with a carrying amount of none and $4,801,396 at June 30, 1998 and 1997, respectively, were pledged as collateral on FHLB advances.

Securities gains (losses) for the years ended June 30, 1998, 1997 and 1996 are as follows:

                                    1998       1997        1996
                                 --------------------------------

Realized gains ...............   $  5,383    $   388     $ 91,644
Realized (losses) ............        - -        - -      (59,110)
                                 --------------------------------
                                 $  5,383    $   388     $ 32,534
                                 ================================

The Company transferred securities with an amortized cost of $2,907,058 and an unrealized loss of $35,000 from held-to-maturity portfolio to the available-for-sale portfolio on December 1, 1995, based on management's reassessment of their previous descriptions of securities giving consideration to liquidity needs, management of interest rate risk and other factors.

Note 4.  Loans Receivable

Loans receivable are summarized as follows:
                                                               June 30,
                                                       -------------------------
                                                           1998         1997
                                                       -------------------------
First mortgage loans (principally conventional):
   Secured by one-to-four family residences .......    $45,302,569   $40,695,861
   Home equity and second mortgage ................      1,164,377     1,232,736
   Multifamily and commercial real estate .........      7,411,209     4,775,465
   Construction loans .............................        152,143       693,766
   Other ..........................................            - -        98,653
                                                       -------------------------
              Total mortgage loans ................     54,030,298    47,496,481
Commercial loans ..................................      8,163,641     2,715,020
Consumer and other loans:
   Automobile .....................................      3,064,531     1,899,763
   Other ..........................................      1,014,505       644,539
                                                       -------------------------
              Total loans .........................     66,272,975    52,755,803
   Less allowance for loan losses .................        388,034       225,650
                                                       -------------------------
                                                       $65,884,941   $52,530,153
                                                       =========================

Loans receivable are net of loans in process of $335,835 and $500,182 as of June 30, 1998 and 1997, respectively.

Activity in the allowance for loan losses is summarized as follows for the years ended June 30:
                                                     1998      1997      1996
                                                   ----------------------------

Balance, beginning .............................   $225,650  $209,394  $203,074
   Balance of the allowance for loan losses of
     Rubio at date of acquisition ..............    105,174       - -       - -
   Provision charged to expense ................     89,000    40,085    15,000
   Charge-offs .................................    (46,428)  (33,841)  (13,574)
   Recoveries ..................................     14,638    10,012     4,894
                                                   ----------------------------
Balance, ending ................................   $388,034  $225,650  $209,394
                                                   ============================

The Banks have no loans receivable at June 30, 1998 and 1997 that they consider to be impaired that are not part of a homogeneous group of loans. Accordingly, no separate allowance has been provided for these loans.

Note 5.  Accrued Interest Receivable

Accrued interest receivable at June 30 is summarized as follows:

                                                       1998       1997
                                                     -------------------

Investment securities ............................   $206,974   $ 94,470
Loans receivable .................................    752,689    473,758
                                                     -------------------
                                                     $959,663   $568,228
                                                     ===================


Note 6.  Premises and Equipment

Premises and equipment consisted of the following at June 30:

                                                              1998       1997
                                                          ----------------------

Land ................................................     $   83,080  $   83,080
Building ............................................        724,357     504,357
Furniture, fixtures and equipment ...................        682,322     603,503
                                                          ----------------------
                                                           1,489,759   1,190,940
Less accumulated depreciation .......................        689,953     640,709
                                                          ----------------------
                                                          $  799,806  $  550,231
                                                          ======================

Note 7.  Deposits

Deposits at June 30 are as follows:

                                         Weighted
                                         Average
                                         Rate At              1998                         1997
                                         June 30,   ------------------------    --------------------------
                                           1998       Amount         Percent        Amount        Percent
                                        ------------------------------------------------------------------
Demand and NOW accounts,
   including noninterest-bearing
   deposits 1998 $2,768,561;
   1997 $1,401,119                         1.25%    $ 8,246,486        12.4%    $ 3,094,048          6.9%
Money market                               3.92      10,472,641        15.7       9,044,368         20.2
Passbook savings                           3.50       5,537,316         8.3       2,181,904          4.9
                                                    --------------------------------------------------------
                                                     24,256,443        36.4      14,320,320         32.0
                                                    --------------------------------------------------------
Certificates of deposit:
   2.01% to 3%                             2.43         155,246         0.2             - -          - -
   3.00% to 4%                              - -             - -         - -          12,525          - -
   4.01% to 5%                             4.73       2,550,322         3.8       2,205,090          4.9
   5.01% to 6%                             5.74      32,583,131        48.9      23,247,461         51.9
   6.01% to 7%                             6.18       7,050,334        10.7       4,968,932         11.2
                                                    -----------------------------------------------------
                                                     42,339,033        63.6      30,434,008         68.0
                                                    -----------------------------------------------------
                                           4.71     $66,595,476       100.0%    $44,754,328        100.0%
                                                    =====================================================

The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $6,329,000 and $1,248,000 at June 30, 1998 and 1997, respectively. Deposits in excess of $100,000 are not insured by the FDIC.

At June 30, 1998, scheduled maturities of certificates of deposit are as follows:

                                                        Year Ending June 30,
                       ------------------------------------------------------------------------------------
                             1999           2000          2001          2002          2003          Total
                       ------------------------------------------------------------------------------------
2% to 3%               $      155,246 $             $             $             $             $     155,246
4.01% to 5%                 2,534,198        16,124                                               2,550,322
5.01% to 6%                24,447,499     5,957,285     1,487,447       391,409       299,491    32,583,131
6.01% to 7%                   977,181       841,335     5,200,897        30,921                   7,050,334
                       ------------------------------------------------------------------------------------
                       $   28,114,124 $   6,814,744 $   6,688,344 $     422,330 $     299,491 $  42,339,033
                       ====================================================================================

Interest expense on deposits for the years ended June 30 is summarized as follows:

                                         1998        1997         1996
                                     ------------------------------------

Money market ...................     $  360,080   $  384,112   $  399,720
Passbook savings ...............        116,880       53,293       63,349
NOW ............................         82,454       36,907       36,856
Certificates of deposit ........      2,060,204    1,741,456    1,746,092
                                     ------------------------------------
                                     $2,619,618   $2,215,768   $2,246,017
                                     ====================================

Note 8.  Borrowed Funds

Borrowed funds at June 30 are as follows:

                                                                 1998         1997
                                                             -------------------------
Short-term advances from the Federal Home Loan Bank ......   $ 9,596,975   $ 1,750,000
Long-term advances from the Federal Home Loan Bank .......     6,127,096     6,901,765
                                                             -------------------------
                                                             $15,724,071   $ 8,651,765
                                                             =========================

Pursuant to collateral agreements with the Federal Home Loan Bank (FHLB), these advances are collateralized by all the Institution's stock in the FHLB and qualifying first mortgage loans. Of this total, $8,000,000 of the advances are callable every three months thereafter with a three calendar day notice. Therefore, these advances are categorized as maturing within one year per the schedule below.

Advances at June 30, 1998 have maturity dates as follows:

  Year Ending                                                         June 30
    June 30           Interest Rate                                    1998
--------------------------------------------------------------------------------

   1999              4.79% to 6.33%                                  $ 9,773,971
   2000              5.74% to 6.33%                                      937,921
   2001              5.31% to 6.33%                                    1,199,521
   2002              5.74% to 6.33%                                      211,838
   2003              5.41% to 6.33%                                      724,916
   Thereafter        5.74% to 6.33%                                    2,875,904
                                                                     -----------
                                                                     $15,724,071
                                                                     ===========

Note 9.  Employee Benefit Plans

Employee Stock Ownership Plan: The Company has established an Employee Stock Ownership Plan (ESOP) for eligible employees. The Company has financed the ESOP's purchase of the Company's stock and, therefore, the ESOP is considered to be internally leveraged. Employees are eligible to participate after they attain age 21 and complete one year of service during which they work at least 1,000 hours. The Company issued 52,602 shares of common stock to the ESOP on the date of the conversion and reorganization.

The Company makes annual contributions to the ESOP equal to the ESOP's debt service less dividends received by the ESOP. All dividends received by the ESOP are used to pay debt service. Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan are allocated among ESOP participants on the basis of compensation in the year of allocation. Benefits generally become 100% vested after seven years of credited service. Forfeitures will be reallocated among remaining participating employees, in the same proportion as contributions. Benefits may be payable in the form of stock or cash upon termination of employment.

As shares are released, the Company reports compensation expense equal to the current fair value of the shares, and the shares become outstanding for earnings-per-share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense totaled $68,865 and $56,620 for the years ended June 30, 1998 and 1997, respectively.

Shares of common stock held by the ESOP at June 30, 1998 and 1997 are as follows:

                                                     1998       1997
                                                  -------------------

Allocated shares ..............................      8,202      4,337
Shares released for allocation ................      2,087      1,932
Unreleased (unearned) shares ..................     42,313     46,333
                                                  -------------------
                                                    52,602     52,602
                                                  ===================

Fair value of unreleased (unearned) shares ....   $785,329   $741,328
                                                  ===================

The ESOP plan may allow, at the discretion of the Advisory Committee, employees to elect to defer up to fifteen percent of compensation annually. The Company may, at the discretion of the Advisory Committee, make matching contributions on an annual basis. For the years ended June 30, 1998 and 1997, $2,503 and none, respectively, was charged to expense.

Defined contribution plan:

Rubio has a defined contribution  retirement plan covering  substantially all of
its  employees.   Contributions,  which  are  10%  of  each  covered  employee's compensation, totaled $5,961 for the year ended June 30, 1998.

Stock-based compensation plans: At June 30, 1998, the Company has two stock-based compensation plans which are described below. As permitted under generally accepted accounting principles, grants under those plans are accounted for following APB Opinion No. 25 and related interpretations. Had compensation cost for the two stock-based compensation plans been determined based on the grant date fair values of the awards (the method prescribed in SFAS No. 123), reported net income and earnings per common share would have been reduced to the pro forma amounts shown below:

                                                  Year Ended June 30,
                                            ----------------------------
                                              1998       1997       1996
                                            ----------------------------

Pro forma net income .................      $781,465   $534,323      N/A
Pro forma earnings per share:
   Basic .............................          1.29       0.87      N/A
   Diluted ...........................          1.26       0.87      N/A

The pro forma effects of applying SFAS No. 123 are not indicative of future amounts.

The fair value of each grant and award is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 1998 and 1997: dividend rates of 1.9% and 3.2%; price volatility of 8.25% and 14.42%; risk-free interest rates of 6.0%; and expected life of 5 years.

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

A summary of the status of the Company's stock option plan is as follows:

                                                                      Weighted-
                                                                      Average
                                                                      Exercise
                                                          Shares        Price
                                                         ---------------------

Outstanding at June 30, 1996 ..................              - -      $    - -
   Granted ....................................           52,600         11.25
   Exercised
   Forfeited ..................................           (2,818)        11.25
                                                         -------
Outstanding at June 30, 1997 ..................           49,782         11.25
     Granted ..................................            2,818         18.94
     Exercised ................................           (1,096)        11.25
     Forfeited ................................           (4,383)        11.25
                                                         -------
Outstanding at June 30, 1998 ..................           47,121         11.71
                                                         =======

                                                          1998     1997     1996
                                                        ------------------------
Weighted-average fair value per option of
     options granted during the year .............      $   3.27   1.82      N/A
                                                        ========================

Other pertinent information related to the options outstanding at June 30, 1998 is as follows:

                               Remaining
     Number        Exercise   Contractual      Number
  Outstanding       Price        Life        Exercisable
--------------------------------------------------------

     44,303        $11.25      11 Years         8,863
      2,818         18.94      12 Years           - -
------------------------------               --------
     47,121        $11.71                       8,863
==============================               ========

Stock awards: The Company adopted a recognition and retention plan in October 1996 whereby 26,300 shares of common stock have been reserved for issuance to certain executive officers and directors. Shares awarded under the plan vest in five equal annual installments, beginning on the anniversary of the grants. During the year ended June 30, 1998 and 1997, awards were granted for 2,127 shares and 19,914 shares with a fair value of $18.94 and $11.25 per share at the date of the grant, respectively.

The expense under the plan is based upon the fair value of the shares on the date of the grant, allocated over the five-year term of vesting. The expense for the years ended June 30, 1998 and 1997 totaled $67,329 and $72,294, respectively. Shares of common stock are issued upon vesting.

Note 10.  Income Taxes

Net deferred income tax liabilities consist of the following components as of June 30, 1998 and 1997:

                                                         1998      1997
                                                       -------------------
Deferred tax assets:
   Unrealized loss on investment securities
      available for sale ...........................   $    304    $   1,984
   Accrued compensation ............................     24,301       26,966
   Allowance for loan losses .......................    122,762       84,167
                                                       ---------------------
                                                        147,367      113,117
                                                       ---------------------
Deferred tax liabilities:
   Recapture of allowance for loan losses ..........    136,541      156,048
   FHLB stock dividends ............................     44,067       44,067
   Premises and equipment ..........................     77,420        7,908
   Accrued expenses ................................     48,408          - -
   Other ...........................................     39,780       10,893
                                                       ---------------------
                                                        346,216      218,916
                                                       ---------------------
              Net deferred tax liability included in
                   other liabilities ...............   $(198,849)  $(105,799)
                                                       =====================

The net change in the deferred income taxes is reflected in the financial statements for the years ended June 30, 1998, 1997 and 1996 as follows:

                                                                      1998        1997        1996
                                                                   ---------------------------------
Statement of income .............................................  $  31,383   $  16,798   $ (28,360)
Statement of stockholders' equity* ..............................     (1,680)    (38,942)    (18,996)
Deferred taxes related to acquisition of Rubio ..................   (122,753)
                                                                   ---------------------------------
                                                                   $ (93,050)  $ (22,144)  $ (47,356)
                                                                   =================================

* Change in deferred tax asset related to unrealized loss on investment securities available for sale.

The provision for income taxes charged to operations for the years ended June 30, 1998, 1997 and 1996 consisted of the following:

                                                1998       1997        1996
                                              -------------------------------

Current ...................................   $471,063   $367,565    $214,018
Deferred ..................................    (31,383)   (16,798)     28,360
                                              -------------------------------
                                              $439,680   $350,767    $242,378
                                              ===============================

The income tax provision differs from the amount of income tax determined by applying the U. S. Federal income tax rate to pretax income for the years ended June 30, 1998, 1997 and 1996 due to the following:

                                                      Years Ended June 30,
                               ----------------------------------------------------------------
                                      1998                   1997                  1996
                               ----------------------------------------------------------------
                                            % Of                   % Of                   % Of
                                            Pretax                Pretax                 Pretax
                                Amount      Income    Amount      Income     Amount      Income
                               ----------------------------------------------------------------
Computed "expected" tax
   expense                     $441,881      35.0%   $320,405      35.0%    $239,330       35.0%
Tax-exempt interest             (26,760)     (2.1)     (9,833)     (1.1)     (16,346)      (2.4)
State income taxes, net of
   federal benefit               37,811       3.0      32,271       3.5       20,287        2.9
Other, net                      (13,252)     (1.1)      7,924       0.9         (893)      (0.1)
                               -----------------------------------------------------------------
                               $439,680      34.8%   $350,767      38.3%    $242,378       35.4%
                               =================================================================

Note 11.  Earnings Per Share

In compliance with Financial Accounting Standards Board Statement No. 128, "Earnings Per Share," issued in February 1997, the Company has changed its method of computing earnings per share effective with the third quarter of fiscal 1998. All prior periods presented have been restated to conform to the new requirements which exclude contingently issuable shares and the dilutive effect of stock options from the number of weighted average shares used in the computation of basic earnings per share. The effect of Statement No. 128 on diluted earnings per share is immaterial compared to previously disclosed fully diluted earnings per share. Basic and diluted earnings per share are calculated as follows:

                                                                   Year Ended June 30,
                                                              -----------------------------
                                                               1998       1997       1996
                                                             ------------------------------
Basic earnings per share:
   Net income available to common stockholders, basic .....  $822,836   $564,677   $150,832*
                                                             ==============================

   Weighted average shares outstanding, basic .............   603,589    611,539    606,002
                                                             ==============================

   Basic earnings per share ...............................  $   1.36   $   0.92   $   0.25
                                                             ==============================

Diluted earnings per share:
   Net income available to common shareholders, diluted
      (Note 1) ............................................  $822,836   $564,677   $150,832
                                                             ==============================

   Weighted average shares outstanding, basic .............   603,589    611,539    606,002
      Effect of dilutive securities, employee stock options    16,677      6,063        - -
                                                             ------------------------------
   Weighted average shares outstanding, diluted ...........   620,266    617,602    606,002
                                                             ==============================

   Diluted earnings per share .............................  $   1.33   $   0.91   $   0.25
                                                             ==============================

* Earnings per share information for the year ended June 30, 1996 is calculated by dividing net income, subsequent to the mutual to stock conversion, by the weighted average number of shares outstanding. Net income subsequent to the conversion was $150,832 for the period ended June 30, 1996.


Note 12.  Regulatory Capital Requirements

The ability of the Company to pay dividends to its shareholders is dependent upon dividends paid by its subsidiary banks.

Federal regulatory agencies have adopted various capital standards for financial institutions, including risk-based capital standards. Risk-based capital standards have requirements for a minimum Tier 1 capital to assets ratio (leverage ratio). In addition, regulatory agencies consider the published capital levels as minimum levels and may require a financial institution to maintain capital at higher levels.

A comparison of the Banks' capital as of June 30, 1998 with the minimum requirements is presented below:

                                                    Actual
                                                  ----------     Minimum
                                                  Washington    Requirements
                                                  --------------------------

Tangible capital ...........................         9.65%         1.5%
Risk-based capital .........................        13.99          8.0
Core capital ...............................         9.65          4.0

According to the Office of Thrift Supervision ("OTS"), Washington is considered to be "well capitalized."

                                                           Actual
                                                           ------      Minimum
                                                           Rubio    Requirements
                                                           ---------------------

Tier 1 risk-based capital ......................           23.30%        4.0%
Total risk-based capital .......................           24.15         8.0
Leverage ratio .................................           10.76         3.0

According  to  FDIC  capital  guidelines,   Rubio  is  considered  to  be  "well
capitalized."

Banking laws and regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. Under these restrictions, the Company's subsidiary banks may not pay dividends that would result in its capital levels being reduced below the minimum requirements shown above.

Note 13.  Commitments and Contingencies

Financial instruments with off-balance sheet risk: The Banks are a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position.

The Banks' exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Banks use the same credit policies in making commitments and conditional obligations as they do for on-statement of financial condition instruments.

Unless noted otherwise, the Banks require collateral or other security to support financial instruments with credit risk.

                                                                       Contract
                                                                          Or
                                                                       Notional
                                                                        Amount
                                                                      ----------
Financial instruments whose contract amounts represent
   credit risk,  commitments to extend credit:
   First mortgage loans ...........................................   $2,153,777
   Consumer and other loans .......................................    1,054,642
                                                                      ----------
                                                                      $3,208,419
                                                                      ==========

The above commitments are to make fixed rate loans with a June 30, 1998 weighted average interest rate of 8.55%.

Commitments to extend credit are agreements to lend to a customer as long as there is not violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Banks evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks, upon extension of credit is based on management's credit evaluation of the party. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Concentrations of credit risk: Most of the Banks' lending activity is with customers located within the state. The Banks generally originate single-family residential loans within its primary lending area of southeastern Iowa. The Banks' underwriting policies require such loans to be an 85% loan to value based upon appraised values. These loans are secured by the underlying properties. The Banks are also active in originating secured consumer loans to its customers, primarily automobile and home equity loans. As of June 30, 1998, the Banks have approximately $7,512,000 of agriculturally dependent loans.

Year 2000 plans: Information technology experts believe that many data processing application systems could fail or improperly perform as a result of erroneous calculation or data integrity problems if they are unable to process date information beyond December 31, 1999, an issue known as Year 2000. The Company is heavily dependent upon computer processing and has addressed this issue by the near completion of an assessment of its information systems. The Company's plan is to complete the testing and validation and certification for the more critical functions. The Company anticipates it will incur approximately $85,000 of capital expenditures over the next two years to replace and upgrade hardware and software and will verify that the acquisitions are compliant. For other applications, it will complete its assessment, testing, and validation processes with internal resources.

Note 14.  Fair Value of Financial Instruments

The  fair  value  of  financial  instruments  at June  30,  1998 and 1997 are as follows:
                                         1998                     1997
                              --------------------------------------------------
                                Carrying      Fair       Carrying       Fair
                                 Amount       Value       Amount        Value
                              --------------------------------------------------
Financial assets:
   Cash and cash equivalents  $ 3,306,374  $ 3,306,374  $  807,805  $    807,805
   Investment securities:
      Held to maturity .....    1,131,478    1,131,478
      Available-for-sale ...   19,122,283   19,122,283    9,849,991    9,849,991
   Federal funds sold ......      659,497      659,497
   Loans ...................   65,884,941   65,763,645   52,530,153   52,593,286
Financial liabilities:
   Deposits ................   66,595,476   67,042,333   44,754,328   45,985,031
   Borrowed funds ..........   15,724,071   15,662,707    8,651,765    8,580,789

                                      Face                  Face
                                     Amount                Amount
                                   ---------------------------------------------

Off-balance sheet instruments ...  $3,208,419  $    - -  $2,050,182  $      - -

Note 15.  Transactions with Related Parties

The Banks have had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties), all of which have, in the opinion of management, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others.

Aggregate loan transactions with related parties were as follows:

                                                      Year Ended June 30,
                                                    -----------------------
                                                       1998         1997
                                                    -----------------------

Balance, beginning ..............................   $  602,041   $  899,503
   Loans to directors and officers of Rubio
     at date of acquisition .....................      259,097          - -
   New loans ....................................      387,281      377,840
   Repayments ...................................     (456,593)    (675,302)
                                                    -----------------------
Balance, ending .................................   $  791,826   $  602,041
                                                    =======================

Maximum balance during the year .................   $1,219,418   $1,153,058
                                                    =======================

Note 16.  Acquisition of a Business

Effective January 15, 1998, the Company acquired for cash all of the outstanding shares of Rubio. The total acquisition cost was $4,797,689. The excess of the acquisition cost over the fair value of the net assets acquired was $1,418,428 and is being amortized over fifteen years by the straight-line method. The acquisition was accounted for as a purchase and the results of operations since the date of the acquisition are included in the Company's statement of income.

Unaudited proforma net income and earnings per share for 1998, 1997 and 1996, as though Rubio had been acquired as of July 1, 1995, are not significantly different than the reported amounts of the Company.

Note 17.  Reorganization and Conversion to Stock Ownership

On September 7, 1995, the Board of Directors of Washington adopted a plan of conversion to convert from a federally chartered mutual savings bank to a federally chartered stock savings bank with the concurrent formation of a holding company. The conversion was accomplished through an amendment of the Washington Federal charter and the issuance of the holding company's common stock through a public stock offering.

The reorganization and stock offering was completed on March 11, 1996 and the holding company received stock offering proceeds of $5,652,693, net of costs of $396,477. Washington concurrently issued one share of common stock to the holding company representing 100% of the common stock of Washington at a price of $3,089,356.

Persons who had liquidation rights with respect to the mutual savings bank as of the date of reorganization shall, as long as they remain depositors of Washington, continue to have such rights solely with respect to the mutual savings bank after the reorganization.

Note 18.  Parent Company Only Financial Information

Following is condensed financial information of the Company (Parent Company only):

                                WASHINGTON BANCORP

                   CONDENSED STATEMENTS OF FINANCIAL CONDITION
                           As Of June 30, 1998 and 1997

ASSETS                                                                                    1998             1997
-----------------------------------------------------------------------------------------------------------------
Cash ...............................................................................   $   458,809    $ 1,886,565
Investment in subsidiary bank, at cost plus equity in
   undistributed earnings ..........................................................    10,616,841      8,762,017
Other assets .......................................................................        67,288        109,846
                                                                                       --------------------------
                                                                                       $11,142,938    $10,758,428
                                                                                       ==========================

LIABILITIES AND STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------

Liabilities, accrued expenses and other liabilities ................................   $    17,943    $    13,605
                                                                                       --------------------------
Redeemable common stock held by Employee Stock
   Ownership Plan (ESOP) ...........................................................       153,788         69,392
                                                                                       --------------------------
Stockholders' equity:
   Preferred stock
   Common stock ....................................................................         6,511          6,575
   Additional paid-in capital ......................................................     6,122,664      6,150,032
   Retained earnings ...............................................................     5,825,363      5,292,419
   Unrealized (losses) on investment securities available
      for sale of bank subsidiaries, net ...........................................          (507)        (3,307)
                                                                                       --------------------------
                                                                                        11,954,031     11,445,719
   Less:
      Cost of common shares acquired for the treasury
        1998 16,127 shares; 1997 6,386 shares ......................................      (300,944)       (85,827)
      Deferred compensation ........................................................      (104,962)      (151,739)
      Maximum cash obligation related to ESOP shares ...............................      (153,788)       (69,392)
      Unearned shares, Employee Stock Ownership Plan ...............................      (423,130)      (463,330)
                                                                                       --------------------------
                                                                                        10,971,207     10,675,431
                                                                                       --------------------------
                                                                                       $11,142,938    $10,758,428
                                                                                       ==========================

                       WASHINGTON BANCORP

                      STATEMENTS OF INCOME
            Years Ended June 30, 1998, 1997 and 1996

                                                               1998          1997          1996
--------------------------------------------------------------------------------------------------
Dividends from subsidiaries .............................   $2,800,000    $      - -     $     - -
Interest income .........................................        5,666         5,693        35,027
Miscellaneous income ....................................           25           - -           - -
Miscellaneous expense ...................................      (60,593)      (65,600)          (30)
                                                            --------------------------------------
              Income (loss) before equity in
                  subsidiaries' undistributed
                  income and taxes on income ............    2,745,098       (59,907)       34,997
Equity in undistributed net income (loss) of subsidiaries   (1,945,071)      604,285       420,075
                                                            --------------------------------------
              Income before taxes on income .............      800,027       544,378       455,072
Federal and state income taxes (credits) ................      (22,809)      (20,299)       13,650
                                                            --------------------------------------
              Net income ................................   $  822,836    $  564,677    $  441,422
                                                            ======================================

                           WASHINGTON BANCORP

                        STATEMENTS OF CASH FLOWS
                Years Ended June 30, 1998, 1997 and 1996

                                                                       1998          1997          1996
----------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
   Net income ...................................................   $  822,836    $  564,677    $  441,422
   Adjustments to reconcile net income to net cash
      provided by operations:
      Equity in net income of subsidiaries ......................     (854,929)     (604,285)     (420,075)
      (Increase) in other assets ................................      114,853       (74,818)      (35,028)
      Increase in accrued expenses and other liabilities ........        4,338       (47,858)       61,463
                                                                    --------------------------------------
              Net cash provided by (used in) operating activities       87,098      (162,284)       47,782
                                                                    --------------------------------------

Cash Flows from Investing Activities
   Dividends received from subsidiaries .........................    2,800,000           - -           - -
   Return of equity from subsidiaries ...........................    1,000,000           - -           - -
   Purchase of available-for-sale securities ....................     (500,000)          - -           - -
   Acquisition of stock in subsidiary ...........................   (3,089,356)          - -           - -
   Maturity of available-for-sale securities ....................      500,000           - -           - -
   Purchase of stock of Rubio ...................................   (4,797,689)          - -           - -
                                                                    --------------------------------------
              Net cash provided by (used in) investing activities     (997,689)      500,000    (3,589,356)
                                                                    --------------------------------------

Cash Flows from Financing Activities
   Proceeds from issuance of shares of common stock .............       12,330           - -     6,049,170
   Payments of expenses incurred related to conversion
      of stock form .............................................          - -           - -      (396,477)
   Payments received from subsidiary for compensation
      under stock awards ........................................       67,329           - -           - -
   Acquisition of common stock ..................................     (328,899)     (348,563)          - -
   Dividends paid ...............................................     (267,925)     (213,707)          - -
                                                                    --------------------------------------
              Net cash provided by (used in) financing activities     (517,165)     (562,270)    5,652,693
                                                                    --------------------------------------

              Increase (decrease) in cash .......................   (1,427,756)     (224,554)    2,111,119

Cash balance:
   Beginning ....................................................    1,886,565     2,111,119           - -
                                                                    --------------------------------------
   Ending .......................................................   $  458,809    $1,886,565    $2,111,119
                                                                    ======================================

Supplemental Disclosures
   Cash payments for income taxes, net of  payments
      payments from subsidiary ..................................   $  148,806    $  129,458    $      - -

                               WASHINGTON BANCORP


                        DIRECTORS AND EXECUTIVE OFFICERS



Directors

Stan Carlson                               Rick R. Hofer
President and Chief Executive              Chairman of the Board, Washington
 Officer, Washington and Washington          and Washington Federal
 Federal                                   Employee, Sitler Electric Supply

James D. Gorham                            Mary Levy
Sales Agent, Northwestern Mutual           Treasurer and co-owner, Mose Levy
 Life Insurance Co.                          Steel Company

Myron L. Graber                            Richard L. Weeks
Co-owner, Graber Home                        Owner, Sitler Electric Supply, Inc.
 Improvement, Inc.

J. Richard Wiley                           Dean Edwards
Owner, Wiley Computers                       President and Chief Executive
                                               Officer,
                                             Rubio Savings Bank

Executive Officers

Stan Carlson                               Leisha Linge
President and Chief Executive Officer      Treasurer and Principal Financial
                                           Officer

Jeff Johnson
Vice President

                             STOCKHOLDER INFORMATION

Corporate Profile

         The Company is an Iowa corporation which was organized in 1995 by Washington Federal for the purpose of becoming a thrift institution holding company. Washington Federal was organized in 1934 and converted to a federal savings bank in 1994. In March 1996, Washington Federal converted to the stock form of organization and concurrently became the wholly-owned subsidiary of Washington through the sale and issuance of common stock. Rubio was acquired in January 1998. The principal assets of the Company are the outstanding stock of the Banks, its wholly owned subsidiaries. The Company presently has no separate operations and its business consists only of the business of the Banks. The Banks' primary business consists of attracting deposits from the general public and using these deposits to provide financing for the purchase and construction of residential and, to a lesser extent, other properties.


Washington Federal Savings Bank            Washington Federal Savings Bank
Main Office                                Drive-thru Office

102 East Main Street                       220 East Washington Street
Washington, Iowa                           Washington, Iowa

Rubio Savings Bank
Main Office

122 East Washington Street
Brighton, Iowa

Independent Auditors                       Local Counsel

McGladrey & Pullen, LLP                    Tindal, Erdahl, Goddard & Nestor, PLC
Town Centre, Suite 300                     Attorneys at Law
221 Third Avenue, SE                       305 West Main Street - Suite A
Cedar Rapids, Iowa 52401                   Washington, Iowa 52353

Transfer Agent                             Special Counsel

Registrar & Transfer Co.                   Silver, Freedman & Taff, L.L.P.
10 Commerce Drive                          1100 New York Avenue, N.W.
Cranford, New Jersey                       Washington, D.C.  20005

Form 10-KSB Report

         A copy of the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1998 including financial statements, as filed with the SEC, will be furnished without charge to stockholders of the Company upon written request to the Secretary, Washington Bancorp, 102 East Main Street, Washington, Iowa 52353.

Stock Listing

         The Company's common stock is reported on the National Daily Quotation Service by the National Quotation Bureau under the symbol "WBIO". As of August 31, 1998, the Company had 415 stockholders of record and 603,006 outstanding shares of common stock.

Price Range of Common Stock

         The table below shows the range of high and low interdealer prices. These prices do not include retail markups, markdowns or commissions and may not represent actual transactions. The table below also shows dividends paid by the Company.

                                           High             Low         Dividend
--------------------------------------------------------------------------------

1996
Third quarter ................        $      11.50     $      10.50     $   --
Fourth quarter ...............        $      11.38     $      10.50     $   --

1997
First quarter ................        $      11.38     $      10.63     $   .08
Second quarter ...............        $      12.63     $      10.88     $   .08
Third quarter ................        $      15.00     $      12.88     $   .10
Fourth quarter ...............        $      15.35     $      13.75     $   .10

1998
First quarter ................        $      17.00     $      15.50     $   .10
Second quarter ...............        $      17.75     $      17.00     $   .10
Third quarter ................        $      18.50     $      18.00     $   .12
Fourth quarter ...............        $      18.675    $      18.125    $   .12