Form 10KSB, Exhibit 13
period 1999-06-30
WASHINGTON BANCORP
filed 1999-09-28
CIK 1002907

Washington Bancorp


                               1999 Annual Report

                               WASHINGTON BANCORP





                                TABLE OF CONTENTS

Letter to Stockholders
Selected Consolidated Financial Information
Management's Discussion and Analysis of
 Financial Condition and Results of Operations
Report of Independent Auditors
Consolidated Financial Statements
Directors and Executive Officers

Stockholder Information





                        CONSOLIDATED FINANCIAL HIGHLIGHTS

 June 30, 1999
(Dollars in Thousands)

Total assets ...............................................           $102,984
Total loans, net ...........................................             72,779
Investment securities and other
  earning assets ...........................................             24,557
Deposits ...................................................             75,689
Borrowings .................................................             15,706
Net income .................................................                831
Stockholders' equity .......................................             10,711
Stockholders' equity as a percent of
  assets ...................................................              10.40%





                                 ANNUAL MEETING

                The Annual Meeting of Stockholders of Washington
              Bancorp will be held on October 19, 1999 at 4:00 P.M.
                at the office of the Company, located at 102 East
                         Main Street, Washington, Iowa.

                               WASHINGTON BANCORP
                              102 East Main Street
                             Washington, Iowa 52353



September 21, 1999



Dear Fellow Stockholder,

It is with pleasure and pride that the Board of Directors, the Officers and the Staff of Washington Bancorp and its subsidiaries, Washington Federal Savings Bank and Rubio Savings Bank of Brighton present our fourth annual report. In 1996, when this organization first became a public stock corporation, our total assets were $60,890,943. When our year officially ended on June 30, 1999, those assets had grown to $102,984,080, an increase of more than 69%.

This has been an exciting and enriching year with the addition to the Washington Bancorp family of Wellman Federal Savings, a division of Washington Federal Savings Bank. The Wellman community has greeted us warmly and appears to be enjoying the full services of a locally-owned community bank. An Advisory Board of local residents will soon be in place to enable Wellman Federal to respond to the unique needs of the Wellman area.

In addition to the geographical growth in the Washington Bancorp locations which now cross Washington County from north to south, we have formed a collaborative relationship with Eagle One Financial Services, LLC, which will provide financial planning services conveniently located within the main office of Washington Bancorp. This will broaden the investment choices available to the community beyond our traditional FDIC-insured offerings to include stocks, bonds, mutual funds and insurance products.

Our mission at Washington Bancorp is for our community-involved financial institutions to offer diversified services by friendly and competent staff committed to developing lasting customer relationships. The Annual Report and
the  Annual  Meeting  are  for  you,  our  stockholders,   and  we  invite  your
participation and thank you for your support and confidence. Our present Washington Bancorp family consists of more than 400 different individuals/family members who own our stock. We look forward to an exciting year 2000.

Sincerely,


/s/ Stan Carlson
----------------
Stan Carlson
President & CEO

                           SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following consolidated financial information does not purport to be complete and is qualified in its entirety by reference to the more detailed consolidated financial information contained elsewhere herein.

                                                                               At June 30,
                                                       ----------------------------------------------------
                                                         1999       1998      1997       1996        1995
                                                       ----------------------------------------------------
                                                                         (Dollars in Thousands)
Selected Financial Condition Data:

Total assets .......................................   $102,984   $ 94,327   $ 64,875   $ 60,891   $ 55,100
Loans receivable, net ..............................     72,779     65,885     52,530     40,906     40,435
Cash and cash equivalents ..........................      2,557      3,306        808      1,903      1,658
Investment securities ..............................     21,456     20,254      9,850     14,628     11,517
Investment in Federal Home Loan Bank ("FHLB")  Stock        860        812        466        369        362
Goodwill, net ......................................      1,281      1,375       --         --         --
Deposits ...........................................     75,689     66,595     44,754     44,176     42,950
Borrowed funds .....................................     15,706     15,724      8,652      5,505      7,230
Stockholders' equity ...............................     10,711     10,971     10,675     10,548      4,400

                                                                           Year Ended June 30,
                                                               -------------------------------------------
                                                                1999     1998     1997    1996       1995
                                                               -------------------------------------------
                                                                          (Dollars in Thousands)
Selected Operations Data:

Total interest income ......................................   $7,455   $6,034   $4,990   $4,207    $3,939
Total interest expense .....................................    4,295    3,259    2,553    2,499     2,181
                                                               -------------------------------------------
  Net interest income ......................................    3,160    2,775    2,437    1,708     1,758
Provision for loan losses ..................................      112       89       40       15        --
                                                               -------------------------------------------
                                                                3,048    2,686    2,397    1,693     1,758
Total noninterest income ...................................      392      320      231      197       138
Total noninterest expense ..................................    2,077    1,744    1,712    1,206     1,278
                                                               -------------------------------------------
Income before income taxes .................................    1,363    1,262      916      684       618
Income tax expense .........................................      532      439      351      243       259
                                                               -------------------------------------------
Net income .................................................   $  831   $  823   $  565   $  441    $  359
                                                               ===========================================

Earnings per common share:
  Basic ....................................................   $ 1.48   $1.36    $ 0.92   $ 0.25*      N/A
                                                               ==================================
  Diluted ..................................................   $ 1.44   $1.33    $ 0.91   $ 0.25*      N/A
                                                               ==================================

Tangible earnings per common share(1) ......................   $ 1.60   $1.40    $ 0.91   $ 0.25*      N/A
                                                               ==================================

* Earnings per share information for the year ended June 30, 1996 is calculated by dividing net income, subsequent to the mutual to stock conversion, by the weighted average number of shares outstanding. Net income subsequent to the conversion was $150,832 for the period ended June 30, 1996.

(1) Tangible earnings per common share is calculated by dividing the total of goodwill expense plus net income by the weighted average number of diluted common shares outstanding.

                                                                           Year Ended June 30,
                                                            ---------------------------------------------
                                                             1999      1998      1997      1996     1995
                                                            ---------------------------------------------
Selected Financial Ratios and Other Data:
Performance Ratios:
  Return on assets (ratio of  net  earnings to
    average total assets) ...........................        0.83%     1.06%     0.90%     0.78%    0.67%
    total assets)
Interest rate spread information:
  Average during period .............................        2.81      2.95      3.09      2.55     3.04
  End of period .....................................        3.21      2.95      3.09      2.96     2.91
  Net interest margin(1) ............................        3.31      3.70      3.97      3.13     3.38
  Ratio of operating expense to  average total assets        2.18      2.24      2.72      2.15     2.38
  Return on equity (ratio of net  income to average
    equity) .........................................        7.79      7.56      5.34      6.94     8.41

Quality Ratios:
  Non-performing assets to total  assets at end of
    period(2) .......................................        0.15      0.09      0.35      0.07     0.54
  Allowance for loan losses to non-performing loans .      304.64    435.99     98.52    475.00    68.81

Capital Ratios:
  Equity to total assets at end of period ...........       10.40     11.63     16.45     17.32     7.99
  Average equity to average assets ..................       10.62     13.99     16.80     11.31     7.96
  Ratio of average interest-earning assets to average
    interest-bearing liabilities ....................      111.04    117.22    121.22    112.79   108.01
Number of full service offices ......................           3         2         1         1        1

(1)  Net interest income divided by average interest-earning assets.

(2) Non-performing assets consist of nonaccruing loans, accruing loans past-due 90 or more days and foreclosed assets.

Capital Requirements. The following table sets forth Washington Federal's compliance with its capital requirements at June 30, 1999.


                                                         Capital Level
                                 OTS Requirement      at June 30, 1999(1)
                                 ---------------   ---------------------------
                                 % of               % of               Amount
                                 Assets   Amount   Assets   Amount   of Excess
                                 ---------------------------------------------
                                           (Dollars in Thousands)
Capital Standard

Tangible Capital .........        1.50%   $1,184    8.53%   $6,728     $5,544
Core Capital .............        4.00%   $3,156    8.53%   $6,728     $3,572
Risk-based Capital .......        8.00%   $4,372   12.92%   $7,062     $2,690


(1) Tangible and core capital figures are determined as a percentage of adjusted total assets; risk-based capital figures are determined as a percentage of risk-weighted assets in accordance with Office of Thrift Supervision ("OTS") regulations.

The following table sets forth Rubio Savings Bank's compliance with its capital requirements at June 30, 1999.


                                      Capital Level
                                       Requirement        at June 30, 1999
                                     ---------------   -------------------------
                                      % of              % of            Amount
                                     Assets   Amount   Assets  Amount  of Excess
                                     -------------------------------------------
                                              (Dollars in Thousands)

Tier 1 or Leverage Capital ......      3.00%  $  700   11.09%  $2,587   $1,887
Tier 1 Risk-based Capital .......      4.00%     499   20.72%   2,587    2,088
Risk-based Capital ..............      8.00%     999   21.65%   2,704    1,705




                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



General

Washington Bancorp ("Washington", and with its subsidiaries, the "Company"), an Iowa corporation, became the holding company of Washington Federal Savings Bank ("Washington Federal") on March 11, 1996. Washington Federal is a federally chartered stock savings bank headquartered in Washington, Iowa. On June 24, 1997, Washington entered into a merger agreement to acquire Rubio Savings Bank of Brighton, Brighton, Iowa ("Rubio"). Rubio is held as a separate subsidiary of Washington. In January 1998, Washington became a bank holding company upon the completion of its acquisition of Rubio. In December 1998, Washington Federal opened a branch office, Wellman Federal Savings, in Wellman, Iowa. The principal assets of the Company are Washington Federal and Rubio (collectively, the "Banks"). The Company presently has no separate operations and its business consists only of the business of the Banks. All references to the Company, unless otherwise indicated, at or before March 11, 1996 refer to Washington Federal.

The earnings of the Company depend primarily on its level of net interest income, which is the difference between interest earned on interest-earning assets, consisting primarily of mortgage loans, and investment securities, and the interest paid on interest-bearing liabilities, consisting primarily of deposits. Net interest income is a function of the Company's "interest rate spread," which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Company, like other financial institutions, is subject to interest-rate risk to the degree that its interest-earning assets mature or reprice at different times, or on a different basis, than its interest-bearing liabilities. To a lesser extent, the Company's operating results are also affected by the amount of its non-interest income, including service charges and loan fees, and other income which includes commissions from sales of insurance by Washington Federal's service corporation. Non-interest expense consists primarily of compensation and benefits, occupancy and equipment, federal insurance premiums, data processing and other operating expenses. The Company's operating results are significantly affected by general economic conditions, in particular, the changes in market interest rate, government policies and actions by regulatory authorities.

The Company's basic mission is to originate mortgage loans on a profitable basis to the communities it serves. In seeking to accomplish this mission, the Board of Directors and management have adopted a business strategy designed (i) to maintain the Company's capital level in excess of regulatory requirements; (ii) to maintain the Company's asset quality; (iii) to control operating expenses;
(iv) to manage the Company's exposure to changes in interest rates. The Company has attempted to achieve these goals by focusing on originating first mortgage home loans, consumer loans and commercial loans and by offering a full range of deposit products.

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

Earnings Per Share

Basic per share amounts are computed by dividing net income by the weighted-average number of common shares outstanding. Diluted per share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce a loss or increase the income per common share from continuing operations. In accordance with Statement of Position 93-6, shares owned by the the Company's employee stock ownership plan
("ESOP") that have not been committed to be released are not considered outstanding for the purpose of computing earnings per share.

In addition to the earnings per share ("EPS") information typically disclosed, the Company provided "tangible" EPS as an alternative measure for evaluating the Company's ability to grow tangible capital. The Company's tangible EPS is calculated by dividing the total of goodwill expense plus net income by the weighted average number of diluted common shares outstanding.

Impact of the Year 2000

In preparation for the century date change, the Banks have completed upgrades and replacements of all computer systems and software that did not meet Year 2000 standards. Testing of the new products has been completed and the Banks are satisfied with the results. Four separate special examinations for Year 2000 issues have been conducted by regulators since July 1, 1998 and the Banks have utilized the guidance of the OTS and the Federal Deposit Insurance Corporation (the "FDIC") in applying their Year 2000 plans. Communication with vendors and service providers is ongoing to assure uninterrupted services. The Banks have worked with local officials in developing community-wide contingency plans for vital community-wide services and have communicated with customers with regard to their Year 2000 preparations and concerns. A cash management plan has been formulated to meet anticipated additional cash needs of our customers. Capital expenditures for Year 2000 readiness to date have been approximately $91,000, with an expected total of $120,000. These expenses are not expected to have a significant impact on financial position or results of operations.

Financial Condition

Total Assets. Total assets increased from $64.9 million at June 30, 1997 to $94.3 million at June 30, 1998 and to $103.0 million at June 30, 1999. The net increase from 1997 to 1998 was primarily due to the acquisition of Rubio, with total assets of $25.1 million, as well as a $5.5 million increase in loans receivable, net partially offset by a $1.3 million decrease in investment securities. The net increase from 1998 to 1999 was primarily due to a $6.9 million increase in loans receivable, net, a $1.2 million increase in investment securities, and a $681,000 increase in federal funds sold, partially offset by a $749,000 decrease in cash and cash equivalents.

Loans receivable. Loans receivable, net increased from $52.5 million at June 30, 1997 to $65.9 million at June 30, 1998 to $72.8 million at June 30, 1999. The increase from 1997 to 1998 was primarily due to the acquisition of Rubio with loans receivable, net of $7.8 million. There was also a $5.5 million increase in loans receivable, net due to the continued increase in loan demand in the Company's market area. The increase from 1998 to 1999 was due to the continued mortgage loan demand in the Company's market area, as well as an increase in commercial and agriculture loan demand. The majority of commercial loan growth is in the agriculture sector. These loans provide for a higher rate of return to the Company, but also carry some increased risk over our traditional residential loan products. The Company believes that it follows appropriate underwriting guidelines in order to reduce this potential risk. In addition, the Company obtains guarantees through the Farm Service Agency Guarantee Lender's Program when possible, to further manage portfolio risk. Commercial and agriculture loans increased $3.4 million from June 30, 1998 to June 30, 1999.

The Company's non-performing assets were $155,000 or 0.15% of totals assets at June 30, 1999 as compared to $89,000 or .09% of total assets at June 30, 1998. Management is committed to maintaining the non-performing assets to total asset ratio within industry standards.

Deposits. Deposits increased $21.8 million or 48.7% to $66.6 million at June 30, 1998 from $44.8 million at June 30, 1997. Transaction and savings deposits increased as a percentage of total deposits from $14.3 million or 32.0% at June 30, 1997 to $24.3 million or 36.4% at June 30, 1998. Certificates of deposit decreased as a percentage of total deposits from $30.4 million or 68.0% at June 30, 1997 to $42.3 million or 63.6% at June 30, 1998. This decrease was a result of the Rubio acquisition and their larger amount of commercial checking accounts.

Deposits increased $9.1 million or 13.7% to $75.7 million at June 30, 1999 from $66.6 million at June 30, 1998. Transaction and savings deposits decreased as a percentage of total deposits from $24.3 million or 36.4% at June 30, 1998 to $25.7 million or 34.0% at June 30, 1999. Certificates of deposit increased as a percentage of total deposits from $42.3 million or 63.6% at June 30, 1998 to $50.0 million or 66.0% at June 30, 1999. The increase in certificates of deposit was primarily due to Washington Federal offering more competitive rates on certain of its certificate of deposit products.

Stockholders' Equity. Stockholders' equity increased from $10.7 million at June 30, 1997 to $11.0 million at June 30, 1998, and decreased to $10.7 million at June 30, 1999. The increase from June 30, 1997 to June 30, 1998 was primarily due to net income of $823,000, the allocation of shares in the ESOP of $72,000, the amortization of compensation under the Company's Recognition and Retention Plan of $67,000, the exercise of 1,096 shares of common stock under the Company's Stock Option and Incentive Plan ("Stock Option Plan") of $12,000, and the net reduction in unrealized losses on available for sale securities of $3,000 partially offset by $308,000 in payments for the repurchase of 16,500 shares of the Company's common stock, dividends paid of $268,000, of redeemable common stock under the ESOP of $84,000 and the retirement of 1,096 shares of common stock of $21,000. The decrease from June 30, 1998 to June 30, 1999 was primarily due to $684,000 in payments for the repurchase of 37,000 shares of the Company's common stock, dividends paid of $272,000 and the increase in unrealized losses on available for sale securities of $235,000 partially offset by net income of $831,000 and the allocation of ESOP shares of $73,000. The portfolio of available-for-sale securities is comprised primarily of investment securities carrying fixed interest rate. The fair value of these securities is subject to changes in interest rates and the fair value of these securities is less than their carrying value as of June 30, 1999.Net Interest Income Analysis

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the total dollar amount of interest expense on average interest-bearing liabilities and the resultant rates. No tax equivalent adjustments were made. All average balances are monthly average balances.

                                                                       Year Ended June 30,
                                       ---------------------------------------------------------------------------------------
                                                     1999                        1998                           1997
                                       ---------------------------- ----------------------------  -----------------------------
                                         Average   Interest           Average   Interest            Average    Interest
                                       Outstanding Earned/   Yield/ Outstanding Earned/   Yield/  Outstanding   Earned/  Yield/
                                         Balance     Paid     Rate    Balance     Paid     Rate     Balance      Paid     Rate
                                       ----------------------------------------------------------------------------------------
                                                               (Dollars in Thousands)

Interest-earning assets:
  Loans receivable(1) ................   $69,013   $ 5,979    8.66%   $59,089   $ 5,138    8.69%     $47,538    $ 4,128   8.68%
  Investment securities ..............    21,692     1,253    5.78     13,622       800    5.87       11,528        757   6.57
  FHLB stock .........................       851        55    6.43        596        40    6.77          411         29   7.01
  Other interest-earning assets ......     3,897       168    4.32      1,654        56    3.40        1,822         76   4.18
                                         -----------------            -----------------              ------------------
    Total interest-earning assets(1)..   $95,453   $ 7,455    7.81    $74,961   $ 6,034    8.05      $61,299    $ 4,990   8.14
                                         -----------------            -----------------              ------------------

Interest-bearing liabilities:
  Certificates of deposit ............   $48,250   $ 2,712    5.62    $35,753   $ 2,060    5.76      $30,682    $ 1,741   5.68
  NOW, money market and passbook .....    21,991       700    3.18     16,508       558    3.38       13,226        472   3.57
    savings
  Advances from borrowers for taxes ..       185         1    0.46        167         2    1.02          155          2   1.52
    and insurance
  FHLB advances ......................    15,537       882    5.68     11,519       639    5.55        6,504        337   5.19
                                         -----------------            -----------------              ------------------
    Total interest-bearing liabilities   $85,963   $ 4,295    5.00    $63,947   $ 3,259    5.10      $50,567    $ 2,553   5.05
                                         -----------------            -----------------              ------------------

Net interest income ..................              $ 3,160                     $ 2,775                         $ 2,437
                                                    =======                     =======                         =======
Net interest rate spread(2) ..........                        2.81%                        2.95%                          3.09%
                                                              =====                        =====                          =====

Net interest-earning assets ..........   $ 9,490                      $11,014                       $10,732
                                         =======                      =======                       =======

Net yield on average interst-earnings
  assets .............................                        3.31%                        3.70%                          3.97%
                                                              =====                        =====                          =====

Average interest-earning assets to
  average interest-earning
  liabilities ........................              111.04%                              117.22%                        121.22%
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
                                                             At June 30,
                                                      --------------------------
                                                       1999      1998      1997
                                                      --------------------------

Weighted average yield on:
  Loans receivable .............................       8.44%     8.61%     8.55%
  Investment securities ........................       5.92      5.94      6.61
  Other interest-earning assets ................       5.50      5.86      5.96
Combined weighted average yield on interest- ...       7.81      7.93      8.21
 earning assets

Weighted average rate paid on:
  Passbook savings accounts ....................       1.55      2.36      2.30
  NOW accounts .................................       1.50      2.32      2.29
  Money market accounts ........................       3.47      3.87      3.92
  Certificates of deposit ......................       5.40      5.73      5.74
  Advances from borrowers for taxes & ..........         --      2.30      2.30
   insurance
  FHLB advances ...............................        5.66      5.54      5.50
Combined weighted average rate paid on ........        4.60      4.98      5.12
 interest-bearing liabilities
Spread ........................................        3.21      2.95      3.09

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

                                                    1999 vs. 1998                          1998 vs. 1997
                                         -----------------------------------     --------------------------------
                                             Increase                               Increase
                                            (Decrease)                              (Decrease)
                                              Due to                Total              Due to             Total
                                         -------------------       Increase      ------------------     Increase
                                           Volume      Rate       (Decrease)     Volume        Rate    (Decrease)
                                         ------------------------------------------------------------------------
                                                                    (In Thousands)
Interest-earning assets:
  Loans receivable                          $859      $ (18)         $ 841       $1,005       $  5        $1,010
  Investment securities                      465        (12)           453          129        (86)           43
  FHLB stock                                  17         (2)            15           12         (1)           11
  Other interest-earning
   assets                                     94          18           112          (7)        (13)         (20)
                                          ----------------------------------------------------------------------
Total interest-earning
  assets                                  $1,435       $(14)         1,421       $1,139       $(95)        1,044
                                          ======================================================================
Interest-bearing liabilities:
 Certificates of Deposit                   $ 704      $ (51)           704        $ 294        $ 25          319
 NOW, money market, and
  passbook savings                           177        (35)           142          112        (26)           86
 Advances from borrowers for
  taxes and insurance                        ---         (1)           (1)          ---         (1)          (1)
  FHLB advances                              227          15           242          277          25          302
                                         -----------------------------------------------------------------------
Total interest-bearing
 liabilities                             $ 1,108        $ 72         1,036        $ 683        $ 23          706
                                         =======================================================================
Net interest income                                                  $ 385                                 $ 338
                                                                     =====                                 =====

Comparison of Operating Results For The Years Ended June 30, 1999 and 1998

Performance Summary. Net income for the year ended June 30, 1999 increased by $8,000 or 0.9% to $831,000 from $823,000 for the year ended June 30, 1998. The increase was primarily due to an increase in net interest income of $385,000 and an increase in non-interest income of $72,000, partially offset by an increase in non-interest expense of $333,000, an increase in income tax expense of $92,000 and an increase in provision for loan loss of $24,000. For the years ended June 30, 1999 and 1998 the return on average assets was 0.83% and 1.06% respectively, while the return on average equity was 7.79% and 7.56% respectively.

Net Interest Income. For the year ended June 30, 1999, net interest income increased by $385,000 to $3.1 million from $2.7 million for the year ended June 30, 1998. Interest income increased $1.4 million to $7.4 million for the year ended June 30, 1999 from $6.0 million for the year ended June 30, 1998 partially offset by a $1.0 million increase in interest expense to $4.3 for the year ended June 30, 1999 from $3.3 million for the year ended June 30, 1998. The net increase was primarily due to the increase in net interest-earning assets.

For the year ended June 30, 1999, the average yield on interest-earning assets was 7.81% compared to 8.05% for the year ended June 30, 1998. The average cost of interest-bearing liabilities was 5.00% for the year ended June 30, 1999 compared to 5.10% for the year ended June 30, 1998. The average balance of interest-earning assets increased by $20.5 million to $95.5 million for the year ended June 30, 1999 from $75.0 million for the year ended June 30, 1998. During the same time period, the average balance of interest-bearing liabilities increased by $22.1 million to $86.0 million for the year ended June 30, 1999 from $63.9 million for the year ended June 30, 1998.

Due to the lower returns on interest-earning assets, and despite the lower rates on interest-bearing liabilities, the average interest rate spread was 2.81% for the year ended June 30, 1999 compared to 2.95% for the year ended June 30, 1998. In addition, the lower ratio of interest-earning assets to interest-bearing liabilities, as a result of market pricing, has caused the average net interest margin to be reduced by 29 basis points, to 3.31% for the year ended June 30, 1999 compared to 3.70% for the year ended June 30, 1998.

Provision for Loan Loss. For the year ended June 30, 1999, the provision for loan loss increased $24,000 to $113,000 from $89,000 for the year ended June 30, 1998. The primary reason for the provision was the increased size of the loan portfolio, particularly in commercial and agriculture loans which are considered to carry a higher risk of default than residential loans. The Company's loan portfolio remains primarily residential mortgage loans and has experienced a minimal amount of charge-offs in the past three years. The allowance for loan losses of $472,000 or .65% of loans receivable, net at June 30, 1999 is an increase when compared to $388,000 or .59% of loans receivable, net at June 30, 1998. The allowance for loan losses as a percentage of non-performing assets was 304.64% at June 30, 1999 compared to 435.99% at June 30, 1998.

Management will continue to monitor the Company's allowance for loan losses and will make additions to the allowance through the provision for loan losses as economic conditions dictate. Although the Company maintains its allowance for loan losses at a level which management considers to be adequate to provide for loan losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in the future.

Non-interest Income. For the year ended June 30, 1999, non-interest income increased $72,000 or 22.6% to $392,000 from $320,000 for the year ended June 30, 1998. The increase was primarily due to a $75,000 increase in bank service charges and fees, a $13,000 increase in other non-interest income, and a $10,000 increase in gain on securities, available-for-sale, partially offset by a $25,000 decrease in insurance commissions and a $1,000 decrease in loan origination and commitment fees.

Bank service charges and fees increased $75,000 to $284,000 for the year ended June 30, 1999 from $209,000 for the year ended June 30, 1998. The increase is primarily due to a $46,000 increase in overdraft fees, a $17,000 increase in checking account charges, a $6,000 increase in credit card related fees, and a $3,000 increase in late fees assessed. The primary reason for the increase in bank service charges and fees is due to the inclusion of Rubio's service charges and fees for the entire year as compared to only a six-month period in fiscal 1998.

Other non-interest income increased $13,000 to $33,000 for the year ended June 30,1999 from $20,000 for the year ended June 30, 1998. The increase is primarily due to an increase in gain realized on foreclosed properties. Gain on the sale of available- for- sale securities increased $10,000 to $15,000 for the year ended June 30, 1999 from $5,000 for the year ended June 30, 1998 primarily due to the sale of U.S. Treasury securities. Insurance commissions decreased $25,000 to $51,000 for the year ended June 30, 1999 from $76,000 for the year ended June 30, 1998 primarily due to fluctuations in the volume of sales of credit life and disability insurance products.

Non-interest Expense. For the year ended June 30, 1999, non-interest expense increased $333,000 to $2.1 million for the year ended June 30, 1999 from $1.7 million for the year ended June 30, 1998. The increase is primarily due to a $136,000 increase in compensation and benefits, an $88,000 increase in other expense, a $51,000 increase in goodwill, a $42,000 increase in occupancy and equipment, an $8,000 increase in deposit insurance premiums, and a $7,000 increase in data processing.

Compensation and benefits increased $136,000 to $1.1 million for the year ended June 30, 1999 from $929,000 for the year ended June 30, 1998. The increase was primarily due to the addition of three full-time equivalent employees as a result of Washington Federal's new branch in Wellman, Iowa, and to a lesser extent, normal salary increases.

Other non-interest expense increased $88,000 to $549,000 for the year ended June 30, 1999 from $460,000 for the year ended June 30, 1998 primarily due to the increased cost of operating additional offices since the acquisition of Rubio and the opening of Washington Federal's branch in Wellman, Iowa. The increase was primarily due to a $34,000 increase in supplies, a $22,000 increase in fees paid for services provided by outside contractors, a $14,000 increase in ATM and debit card processing fees, a $12,000 increase in postage and delivery expense, a $12,000 increase in real estate owned expense, a $10,000 increase in checking accounts, and a $9,000 increase in non-capitalized expenses related to the Year 2000 issue, partially offset by a $25,000 decrease in professional fees paid.

Goodwill expense increased $51,000 to $95,000 for the year ended June 30, 1999 from $43,000 for the year ended June 30, 1998 due to the acquisition of Rubio. Occupancy and equipment expense increased $42,000 to $225,000 for the year ended June 30, 1999 from $183,000 for the year ended June 30, 1998 primarily due to the addition of Washington Federal's branch in Wellman, Iowa and the Rubio's office building. FDIC insurance premiums increased $8,000 to $57,000 for the year ended June 30, 1999 from $48,000 for the year ended June 30, 1998 primarily due to the increase in deposits. Data processing expense increased $7,000 to $87,000 for the year ended June 30, 1999 from $80,000 for the year ended June 30, 1998.

Income Taxes. Income tax expense increased $92,000 to $532,000 for the year ended June 30, 1999 from $440,000 for the year ended June 30, 1998. The effective income tax rates for the years ended June 30, 1999 and 1998 were 39.0% and 34.8%, respectively. The increase was primarily due to the non-deductible goodwill expense.

Comparison of Operating Results For The Years Ended June 30, 1998 And 1997

Performance Summary. Net income for the year ended June 30, 1998 increased by $258,000 or 45.7% to $823,000 from $565,000 for the year ended June 30, 1997.
The increase was primarily due to an increase in net interest income of $338,000 and an increase in non-interest income of $89,000, partially offset by an
increase  in  provision  for  loan  losses  of  $49,000,   and  an  increase  in
non-interest expense of $32,000 and an increase in income tax expense of $89,000. For the years ended June 30, 1998 and 1997, the return on average assets was 1.06% and .90%, respectively, while the return on average equity was 7.56% and 5.34%, respectively.

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

Due to lower returns on interest-earnings assets and higher funding costs on interest-bearing liabilities, the average interest rate spread was 2.95% for the year ended June 30, 1998 compared to 3.09% for the year ended June 30, 1997. The average net interest margin was 3.70% for the year ended June 30, 1998 compared to 3.97% for the year ended June 30, 1997.

Provision for Loan Loss. For the year ended June 30, 1998, the provision for loan loss increased $49,000 to $89,000 from $40,000 for the year ended June 30, 1997. The primary reason for the provision was the increased size of the loan portfolio, particularly in commercial loans which are considered to carry a higher risk of default than residential loans, but do earn a higher rate of return. The Company's loan portfolio remains primarily of residential mortgage loans and it has experienced a minimal amount of charge-offs in the past three years. The allowance of loan losses of $388,000 or .59% of loans receivable, net at June 30, 1998 is an increase, partially due to the acquisition of Rubio, when compared to $226,000 or .43% of loans receivable, net at June 30, 1997. The allowance for loan losses as a percentage of non-performing assets was 435.99% at June 30, 1998 compared to 98.52% at June 30, 1997.

Non-interest Income. For the year ended June 30, 1998, non-interest income increased $89,000 or 38.4% to $320,000 from $231,000 for the year ended June 30, 1997. The increase was primarily due to a $92,000 increase in bank service charges and fees, a $5,000 increase in gain on securities, available-for-sale, and a $1,000 increase in loan origination and commitment fees, partially offset by a $7,000 decrease in other non-interest income and a $2,000 decrease in insurance commissions.

Bank service charges and fees increased $92,000 to $209,000 for the year ended June 30, 1998 from $117,000 for the year ended June 30, 1997. The increase is primarily due to a $60,000 increase in overdraft fees, an $18,000 increase in checking account charges, a $5,000 increase in merchant discount income, a $5,000 increase in late charges assessed, a $2,000 increase in safe deposit rental, $1,000 increase in credit card fee income, and a $1,000 increase in exchange fees. These increases are largely due to the acquisition of Rubio. Gain on securities, available-for-sale increased $5,000 to $5,000 for the year ended June 30, 1998 from $0 for the year ended June 30, 1997 due to the Company taking an opportunity to realize gain on securities classified as available-for-sale. Loan origination and commitment fee income increased $1,000 to $9,000 for the year ended June 30, 1998 from $8,000 for the year ended June 30, 1997. Other non-interest income decreased $7,000 to $21,000 for the year ended June 30, 1998 from $28,000 for the year ended June 30, 1997 due to a decrease in the gain realized on foreclosed properties. Insurance commissions decreased $2,000 to $76,000 for the year ended June 30, 1998 from $78,000 for the year ended June 30, 1997 due to the fluctuation in the volume of sales of credit life and disability products. Non-interest Expense. For the year ended June 30, 1998, non-interest expense increased $32,000 or 1.9% from $1.7 million for the year ended June 30, 1997. The increase is primarily due to a $207,000 increase in compensation and benefits, a $115,000 increase in other non-interest expense, a $33,000 increase in occupancy and equipment, and a $5,000 increase in data processing expense offset by a $328,000 decrease in deposit insurance premiums.

Compensation and benefits increased $207,000 to $929,000 for the year ended June 30, 1998 from $722,000 for the year ended June 30, 1997. The increase is primarily due to a $145,000 increase in employee salaries, a $24,000 increase in employee insurance premiums, a $21,000 increase in retirement and ESOP expense, a $15,000 increase in bonuses accrued and incentives paid for product promotion, a $7,000 increase in director's fees, and a $4,000 increase in employee travel and work expenses partially offset by a $5,000 decrease in the Recognition and Retention Plan expense and a $4,000 decrease in credit life and disability broker fees. The increase is primarily due to an increase in full-time equivalent employees as a result of the Rubio acquisition and normal salary increases.

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

Deposit insurance premiums decreased $328,000 to $49,000 for the year ended June 30, 1998 from $377,000 for the year ended June 30, 1997. The decrease is primarily due to the $294,000 one-time Savings Association Insurance Fund (the "SAIF") assessment for the year ended June 30, 1997, and a $34,000 decrease in deposit insurance premiums.

The deposits of Washington Federal are insured by the Savings Association Insurance Fund "the "SAIF"), and the deposits of Rubio are insured by the Bank Insurance Fund (the "BIF"). The two insurance funds are administrated by the FDIC. Prior to September 1996, financial institutions which are members of the BIF had experienced substantially lower deposit insurance premiums because the BIF had achieved its required level of reserves, while the SAIF prior to September 1996 had not yet achieved its required reserves. A recapitalization plan for the SAIF was signed by the President on September 30, 1996 as part of the Economic Growth and Regulatory Paperwork Reduction Act and provided the one-time special assessment of 0.657% of deposits imposed on all SAIF insured institutions to enable the SAIF to achieve its required levels of reserves. The assessment of 0.657% was assessed based on deposits as of March 31, 1995 and Washington Federal's special assessment amounted to approximately $294,000. As a result of the special assessment, Washington Federal's deposit insurance premium was reduced to 0.065% from 0.23% of deposits previously paid by Washington Federal. Rubio's deposit insurance premium was 0.012% of deposits.

Income Taxes. Income taxes increased $89,000 to $440,000 for the year ended June 30, 1998 from $351,000 for the year ended June 30, 1997. The effective income tax rates for the years ended June 30, 1998 and 1997 were 34.8% and 38.3%, respectively. The fluctuations in the effective income tax rate relates primarily to the treatment of the Recognition and Retention expense for income tax purposes.

Asset/Liability Management

One of the Company's principal financial objectives is to achieve long-term profitability while reducing its exposure to fluctuations in interest rates. The Company has sought to reduce exposure of its earnings to changes in market interest rates by managing the mismatch between asset and liability maturities and interest rates. The principal element in achieving this objective has been to increase the interest-rate sensitivity of the Company's assets by originating loans with interest rates subject to periodic adjustments to market conditions. Accordingly, the Company's primary one- to four-family loan product has been a balloon loan which accounted for $30.7 million of its $72.7 million loan portfolio, or 42.3% at June 30, 1999. Adjustable rate loans account for $15.9 million of its $72.7 million loan portfolio, or 21.8% at June 30, 1998.

The Company has historically relied upon retail deposit accounts as its primary source of funds and will continue to do so. Management believes that retail deposit accounts and long term borrowings as sources of funds, compared to brokered deposits, reduce the effects of interest rate fluctuations because these deposits and borrowings generally represent a more stable source of funds.

Net Portfolio Value. In order to encourage savings associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of hypothetical 200 basis point ("bp") changes in market interest rates. A resulting change in NPV of more than 2% of the estimated market value of its assets will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. The Company, based on asset size and risk-based capital, has been informed by the OTS that it is exempt from this rule.

Presented on the following table, as of June 30, 1999, is an analysis of Washington Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points in accordance with OTS regulations. For example, a 300 basis point increase in interest rates would decrease Washington Federal's NPV by $1.5 million or 19% and a 300 basis point decrease in interest rates would increase Washington Federal's NPV by $1.4 million or 17%. As previously mentioned, the OTS has informed Washington Federal that it is not subject to the IRR component as discussed above. Further, were Washington Federal subject to the IRR component at June 30, 1999, it would not have been considered to have had a greater than normal level of interest rate exposure and a deduction from capital would not have been required, although it is still subject to interest rate risk and, as can be seen below, increasing rates could reduce Washington Federal's NPV.


                                At June 30, 1999
--------------------------------------------------------------------------------
                 Net Portfolio Value                    NPV as % of PV of Assets
-----------------------------------------------------   ------------------------
Change in
 Rates           $ Amount      $ Change      % Change    NPV Ratio       Change
--------------------------------------------------------------------------------
            (Dollars in Thousands)

+300 bp            6,437         -1,532          -19%      8.40%         -157 bp
+200 bp            7,036           -933          -12%      9.04%          -93 bp
+100 bp            7,544           -425           -5%      9.56%           -41bp
   0 bp            7,969                                   9.97%
-100 bp            8,348            379           +5%     10.32%          +35 bp
-200 bp            8,781            813          +10%     10.71%          +74 bp
-300 bp            9,333          1,364          +17%     11.22%         +125 bp

Management of interest sensitivity of Rubio has historically been accomplished by matching the maturities of interest-earning assets and interest-bearing liabilities. The following table illustrates the asset/(liability) funding gaps for selected maturity periods as of June 30, 1999.

                                                                           Maturing Within
                                                            ----------------------------------------------
                                                              0-6          6-12         1-2         2-3
                                                             Months       Months       Years       Years        Total
                                                            ----------------------------------------------------------
                                                                               (Dollars in Thousands)

Assets
  Loans receivable ......................................   $  2,057     $  2,126     $  1,867    $  7,193    $ 13,243
  Securities ............................................        500        1,550        1,510       3,071       6,631
                                                            ----------------------------------------------------------
     Total interest-earning assets ......................      2,557        3,676        3,377      11,264      19,874
                                                            ----------------------------------------------------------

Liabilities
  Interest-bearing deposits .............................     11,797        4,102        2,248         334      18,481
                                                            ----------------------------------------------------------

Asset/(Liability) funding GAP ...........................     (9,240)        (426)       1,129      10,930       1,393
                                                            ----------------------------------------------------------

GAP ratio (assets/liabilities) ..........................         22%          90%         150%        103%        108%

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

The primary investing activity of the Company is originating mortgage loans to be held to maturity. For the fiscal years ended June 30, 1999, 1998, and 1997, the Company originated loans for its portfolio in the amount of $42.1 million, $32.1 million, and $28.2 million, respectively. These activities were funded primarily by deposits, principal repayments of loans, and FHLB borrowings. FHLB borrowings have been more costly than deposits, but less than other financing sources available.

For investment and liquidity purposes, the Company maintains a portfolio of investment securities including U.S. Treasury securities, U.S. government agencies, state and political subdivisions, mortgaged-backed securities and corporation and other securities.

Washington Federal is required to maintain minimum levels of liquid assets under the OTS regulations. Savings institutions are required to maintain an average daily balance of liquid assets (including cash, certain time deposits, and specified U.S. government, state or federal agency obligations) of not less than 4.0% of its average daily balance of net withdrawal accounts plus short-term borrowings. It is Washington Federal's policy to maintain its liquidity portfolio in excess of regulatory requirements. Washington Federal's liquidity ratios were 18.84%, 13.17%, and 8.7%, respectively, at June 30, 1999, 1998 and 1997.

Cash was generated by the Company's operating activities during the years ended June 30, 1999, 1998 and 1997, primarily as a result of net income. The adjustments to reconcile net income to net cash provided by operations during the periods presented consisted primarily of amortization of premiums and discounts on debt securities, depreciation expense, amortization of goodwill, deferred income taxes and increases and decreases in other assets and other liabilities. The primary investing activities of the Company are the origination of loans and the purchase of investment securities, which are funded with cash provided from operations and financing activities, as well as proceeds from amortization and prepayments on existing loans and proceeds from sales and maturities of securities. The primary financing activities consist of deposits, borrowing/repayments with the FHLB of Des Moines.

The Company's most liquid assets are cash and cash equivalents, which include short-term investments. At June 30, 1999, 1998 and 1997, cash and cash equivalents were $2.6 million, $3.3 million, and $808,000, respectively.

Liquidity management for the Company is both an ongoing and long-term function of the Company's asset/liability management strategy. Excess funds generally are invested in overnight deposits at the FHLB of Des Moines or financial institutions. Should the Company require funds beyond its ability to generate them internally, additional sources of funds are available through FHLB of Des Moines advances. The Company would pledge its FHLB of Des Moines stock and certain other assets as collateral for such advances. During fiscal 1999, 1998 and 1997, the Company used FHLB advances to meet cash flow requirements and finance loan growth. The FHLB advances are generally at a higher rate of interest than transaction and savings deposit accounts.

At June 30, 1999, the Company had outstanding loan commitments of $2.8 million and undisbursed loans in process of $546,000. The Company anticipates it will have sufficient funds available to meet its current loan commitments, including loan applications received and in process prior to the issuance of firm commitments. Certificates of deposit which are scheduled to mature in one year or less at June 30, 1999 were $27.4 million. Based on past experience, management believes that a significant portion of such deposits will remain with the Company.

Under federal law, the Banks are required to meet certain tangible, core and risk based capital requirements. For information regarding the Company's
regulatory   capital   compliance,    see   "Selected   Consolidated   Financial
Information."

Recent Accounting Developments

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instrument and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This statement must be adopted no later than June 30, 2002, although earlier application is permitted. The adoption of Statement 133 is not expected to have a material impact on the Company.

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


                                  June 30, 1999

                                    Contents


INDEPENDENT AUDITOR'S REPORT
FINANCIAL STATEMENTS

   Consolidated statements of financial condition
   Consolidated statements of income
   Consolidated statements of comprehensive income
   Consolidated statements of  stockholders' equity
   Consolidated statements of cash flows
   Notes to financial statements

                          Independent Auditor's Report



To the Board of Directors
Washington Bancorp
Washington, Iowa

We have audited the accompanying consolidated statements of financial condition of Washington Bancorp and its subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Washington Bancorp and subsidiaries as of June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999 in conformity with generally accepted accounting principles.


                                                     /s/ McGladrey & Pullen, LLP

Cedar Rapids, Iowa
August 12, 1999

Washington Bancorp and Subsidiaries

Consolidated Statements of Financial Condition
June 30, 1999 and 1998

ASSETS                                                                                   1999             1998
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents (Note 2):
   Interest-bearing ...........................................................     $    901,346      $  1,858,527
   Noninterest-bearing ........................................................        1,656,084         1,447,847
Investment securities (Notes 2 and 3):
   Held to maturity (fair value approximates $760,520 at June 30, 1999) .......          760,520         1,131,478
   Available-for-sale .........................................................       20,695,366        19,122,283
Federal funds sold ............................................................        1,340,000           659,497
Loans receivable, net of allowance for loan losses of $472,187
   in 1999 and $388,034 in 1998 (Notes 4, 8 and 15) ...........................       72,779,177        65,884,941
Accrued interest receivable (Note 5) ..........................................        1,190,600           959,663
Federal Home Loan Bank stock ..................................................          860,000           812,400
Foreclosed real estate ........................................................          235,914               - -
Premises and equipment, net (Note 6) ..........................................          874,551           799,806
Goodwill ......................................................................        1,280,526         1,375,087
Other assets ..................................................................          409,996           275,416
                                                                                    ------------------------------
              Total assets ....................................................     $102,984,080      $ 94,326,945
                                                                                    ==============================

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
   Deposits (Note 7):
      Noninterest-bearing .....................................................     $  2,596,143      $  2,768,561
      Interest-bearing ........................................................       73,093,323        63,826,915
                                                                                    ------------------------------
              Total deposits ..................................................       75,689,466        66,595,476
   Borrowed funds (Notes 3 and 8) .............................................       15,706,290        15,724,071
   Advances from borrowers for taxes and insurance ............................          223,033           221,911
   Accrued expenses and other liabilities .....................................          464,638           660,492
                                                                                    ------------------------------
              Total liabilities ...............................................       92,083,427        83,201,950
                                                                                    ------------------------------
Commitments and Contingencies (Note 13)
Redeemable Common Stock Held by Employee Stock
   Ownership Plan (ESOP) (Note 9) .............................................          189,972           153,788
                                                                                    ------------------------------
Stockholders' Equity (Note 12)
   Preferred stock, $.01 par value, authorized 1,000,000 shares;
      none issued and outstanding
   Common stock, $.01 par value, authorized 4,000,000 shares;
      issued 1999 and 1998 651,133 shares .....................................            6,511             6,511
   Additional paid-in capital .................................................        6,150,310         6,122,664
    Retained earnings .........................................................        6,384,863         5,825,363
   Accumulated other comprehensive income, unrealized (losses)
      on debt securities, net .................................................         (235,778)             (507)
                                                                                    ------------------------------
                                                                                      12,305,906        11,954,031
   Less:
      Cost of common shares acquired for the treasury
        1999 50,935 shares; 1998 16,127 shares ................................         (946,435)         (300,944)
      Deferred compensation (Note 9) ..........................................          (79,098)         (104,962)
      Maximum cash obligation related to ESOP shares (Note 9) .................         (189,972)         (153,788)
      Unearned ESOP shares (Note 9) ...........................................         (379,720)         (423,130)
                                                                                    ------------------------------
              Total stockholders' equity ......................................       10,710,681        10,971,207
                                                                                    ------------------------------
              Total liabilities and stockholders' equity ......................     $102,984,080      $ 94,326,945
                                                                                    ==============================

See Notes to Financial Statements

Washington bancorp and Subsidiaries

Consolidated Statements of Income
Years Ended June 30, 1999, 1998 and 1997

                                               1999        1998         1997
------------------------------------------------------------------------------
Interest income:
   Loans receivable:
      First mortgage loans ...............  $4,662,591  $4,156,209  $3,549,039
      Consumer and other loans ...........   1,316,663     981,498     578,635
   Investment securities:
      Taxable ............................   1,396,926     847,215     840,485
      Nontaxable .........................      79,037      49,330      21,516
                                            ----------------------------------
              Total interest income ......   7,455,217   6,034,252   4,989,675
                                            ----------------------------------
Interest expense:
   Deposits (Note 7) .....................   3,413,212   2,619,618   2,215,768
   Borrowed funds ........................     881,818     639,162     337,405
                                            ----------------------------------
              Total interest expense .....   4,295,030   3,258,780   2,553,173
                                            ----------------------------------
              Net interest income ........   3,160,187   2,775,472   2,436,502
Provision for loan losses (Note 4) .......     112,500      89,000      40,085
                                            ----------------------------------
              Net interest income after
                 provision for loan losses   3,047,687   2,686,472   2,396,417
                                            ----------------------------------
Noninterest income:
   Securities gains, net (Note 3) ........      15,205       5,383         388
   Loan origination and commitment fees ..       7,588       8,744       7,724
   Service charges and fees ..............     284,425     209,127     117,241
   Insurance commissions .................      51,750      76,295      77,922
   Other .................................      33,348      20,404      27,893
                                            ----------------------------------
              Total noninterest income ...     392,316     319,953     231,168
                                            ----------------------------------
Noninterest expense:
   Compensation and benefits (Note 9) ....   1,064,847     929,224     722,087
   Occupancy and equipment ...............     224,963     183,009     149,738
   SAIF deposit insurance premium ........      56,699      48,365     376,862
   Data processing .......................      86,907      79,507      75,196
   Goodwill amortization .................      94,561      43,341         - -
   Other .................................     548,804     460,463     388,258
                                            ----------------------------------
              Total noninterest expense ..   2,076,781   1,743,909   1,712,141
                                            ----------------------------------
              Income before income taxes .   1,363,222   1,262,516     915,444
Income tax expense (Note 10) .............     532,022     439,680     350,767
                                            ----------------------------------
              Net income .................  $  831,200  $  822,836  $  564,677
                                            ==================================

Earnings per common share (Note 11):
   Basic .................................  $     1.48  $     1.36  $     0.92
                                            ==================================

   Diluted ...............................  $     1.44  $     1.33  $     0.91
                                            ==================================

Weighted average common shares for:
   Basic earnings per share ..............     563,303     603,589     611,539
                                            ==================================

   Diluted earnings per share ............     578,115     620,266     617,602
                                            ==================================


See Notes to Financial Statements.

Washington bancorp and Subsidiaries

Consolidated Statements of comprehensive income
Years Ended June 30, 1999, 1998 and 1997

                                                        1999        1998       1997
--------------------------------------------------------------------------------------
Net income ........................................  $ 831,200   $ 822,836   $ 564,677
                                                     ---------------------------------

Other comprehensive income, net of income taxes:
   Unrealized holding gains (losses) arising during
      the year, net of income taxes 1999 $135,393;
      1998 $3,688; 1997 $39,087 ...................   (225,737)      6,175      65,145
   Reclassification adjustments for net (gains)
      realized in net income, net of income taxes
      1999 $5,671; 1998 $2,008; 1997 $145 .........     (9,534)     (3,375)       (243)
                                                     ---------------------------------
              Other comprehensive income (loss) ...   (235,271)      2,800      64,902
                                                     ---------------------------------

              Comprehensive income ................  $ 595,929   $ 825,636   $ 629,579
                                                     =================================

See Notes to Financial Statements.

Washington Bancorp and Subsidiaries

Consolidated Statements of Stockholders' Equity
(Notes 9, 12 and 17)
Years Ended June 30, 1999, 1998 and 1997

                                                                     Accum-     Cost Of
                                                                     mulated     Common             Maximum
                                                                     Other       Shares              Cash                   Total
                                            Additional              Compre-    Acquired  Deferred Obligation   Unearned     Stock
                           Preferred Common  Paid-In    Retained    hensive    For the    Comp-   Related to     ESOP      holders'
                            Stock    Stock   Capital    Earnings    Income     Treasury  ensation ESOP Shares   Shares      Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1996 .... $  - -  $6,575 $6,172,680 $4,941,449  $(68,209) $     - -  $    - -   $     - -  $(504,330) $10,548,165
   Net income .............    - -     - -        - -    564,677       - -        - -       - -         - -         - -     564,677
   Dividends ($0.36 per
     share) ...............    - -     - -        - -   (213,707)      - -        - -       - -         - -         - -    (213,707)
   Acquisition of 26,300
     shares of common stock
     for the treasury .....    - -     - -        - -        - -       - -   (348,563)      - -         - -         - -    (348,563)
   Issuance of 19,914 shares
     under stock awards
     program ..............    - -     - -    (38,703)       - -       - -    262,736  (224,033)        - -         - -         - -
   Amortization of compen-
     sation under stock
     award programs .......    - -     - -        - -        - -       - -        - -    72,294         - -         - -      72,294
   Allocation of ESOP
     shares ...............    - -     - -     16,055        - -       - -        - -       - -         - -      41,000      57,055
   Other comprehensive
     income ...............    - -     - -        - -        - -    64,902        - -       - -         - -         - -      64,902
   Change related to ESOP
     shares ...............    - -     - -        - -        - -       - -        - -       - -     (69,392)        - -     (69,392)
                            --------------------------------------------------------------------------------------------------------
Balance, June 30, 1997 ....    - -   6,575  6,150,032  5,292,419    (3,307)   (85,827) (151,739)    (69,392)   (463,330) 10,675,431
   Net income .............    - -     - -        - -    822,836       - -        - -       - -         - -         - -     822,836
   Dividends ($0.44 per
     share) ...............    - -     - -        - -   (267,925)      - -        - -       - -         - -         - -    (267,925)
   Acquisition of 16,500
     shares of common stock
     for the treasury .....     - -     - -        - -        - -       - -   (307,938)      - -         - -        - -    (307,938)
   Forfeiture of 1,754
     shares under stock
     awards program ........    - -     - -      3,507        - -       - -    (23,240)   19,733         - -        - -         - -
   Issuance of 2,127
     shares under stock
     awards program ........    - -     - -     10,051        - -       - -     30,234   (40,285)        - -        - -         - -
   Retire 6,386 shares of
     common stock from the
     treasury ..............    - -     (64)   (63,796)   (21,967)      - -     85,827       - -         - -        - -         - -
   Stock options exercised
     for 1,096 shares ......    - -      11     12,319        - -       - -        - -       - -         - -        - -      12,330
   Amortization of compen-
     sation under stock award
     program ...............    - -     - -        - -        - -       - -        - -    67,329         - -        - -      67,329
   Allocation of ESOP
     shares ................    - -     - -     31,501        - -       - -        - -       - -         - -     40,200      71,701
   Acquisition of 1,096
     shares of common stock
     for retirement ........    - -     (11)   (20,950)       - -       - -        - -       - -         - -        - -     (20,961)
   Other comprehensive
     income ................    - -     - -        - -        - -     2,800        - -       - -         - -        - -       2,800
   Change related to ESOP
     shares ................    - -     - -        - -        - -       - -        - -       - -     (84,396)       - -     (84,396)
                             -------------------------------------------------------------------------------------------------------
Balance, June 30, 1998 .....    - -   6,511  6,122,664  5,825,363      (507)  (300,944) (104,962)   (153,788)  (423,130) 10,971,207

(continue....)

                                                                     Accum-     Cost Of
                                                                     mulated     Common             Maximum
                                                                     Other       Shares              Cash                   Total
                                            Additional              Compre-    Acquired  Deferred Obligation   Unearned     Stock
                           Preferred Common  Paid-In    Retained    hensive    For the    Comp-   Related to     ESOP      holders'
                            Stock    Stock   Capital    Earnings    Income     Treasury  ensation ESOP Shares   Shares      Equity
------------------------------------------------------------------------------------------------------------------------------------
(continued)

Balance, June 30, 1998 .....    - -   6,511  6,122,664  5,825,363      (507)  (300,944) (104,962)   (153,788)  (423,130) 10,971,207
   Net income ..............    - -     - -        - -    831,200       - -        - -       - -         - -        - -     831,200
   Dividends ($0.48 per
     share) ................    - -     - -        - -   (271,700)      - -        - -       - -         - -        - -    (271,700)
   Acquisition of 37,000
     shares of common stock
     for the treasury ......    - -     - -        - -        - -       - -   (684,125)      - -         - -        - -    (684,125)
   Issuance of 2,192 shares
     under stock awards
     program ...............    - -     - -     (2,181)       - -       - -     38,634   (36,453)        - -        - -        - -
   Amortization of compen-
     sation under stock award
     program ...............    - -     - -        - -        - -       - -        - -    62,317         - -        - -      62,317
   Allocation of ESOP
     shares ................    - -     - -     29,827        - -       - -        - -       - -         - -     43,410      73,237
   Other comprehensive
     income ................    - -     - -        - -        - -  (235,271)       - -       - -         - -        - -    (235,271)
   Change related to ESOP
     shares ................    - -     - -        - -        - -       - -        - -       - -     (36,184)       - -     (36,184)
                             -------------------------------------------------------------------------------------------------------
Balance, June 30, 1999 ..... $  - -  $6,511 $6,150,310 $6,384,863 $(235,778) $(946,435) $(79,098)  $(189,972) $(379,720) $10,710,681
                             =======================================================================================================

See Notes to Financial Statements.

Washington BANCORP and subsidiaries


Consolidated Statements of Cash Flows
 Years Ended June 30, 1999, 1998  AND 1997

                                                               1999            1998           1997
-----------------------------------------------------------------------------------------------------

Cash Flows from Operating Activities
   Net income ...........................................    $  831,200     $  822,836     $  564,677
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Amortization of premiums and discounts on
        debt securities .................................       (58,188)        48,049         37,771
      Amortization of goodwill ..........................        94,561         43,341            - -
      Provision for loan losses .........................       112,500         89,000         40,085
      (Gain) on sale of investment securities ...........       (15,205)        (5,383)          (388)
      (Gain) on sale of foreclosed real estate ..........       (21,424)       (10,573)       (36,911)
      Depreciation ......................................        77,289         70,548         56,620
      Compensation under stock awards ...................        62,317         67,329         72,294
      ESOP contribution expense .........................        73,237         71,701         57,055
      Deferred income taxes .............................       (76,153)       (31,383)       (16,798)
      (Increase) in accrued interest receivable .........      (230,936)       (87,398)      (102,439)
      (Increase) decrease in other assets ...............      (134,582)      (171,664)       (27,718)
      Increase (decrease) in accrued expenses and
        other liabilities ...............................        21,363       (140,901)        54,215
                                                              ---------------------------------------
               Net cash provided by operating activities        735,979        765,502        698,463
                                                              ---------------------------------------

Cash Flows from Investing Activities
   Held-to-maturity securities:
      Maturities and calls ..............................       368,250        153,250            - -
      Purchases .........................................           - -        (65,000)           - -
   Available-for-sale securities:
      Sales .............................................     1,800,000      1,416,719            911
      Maturities ........................................    22,336,682     12,054,554     11,238,648
      Purchases .........................................   (26,010,000)   (12,250,000)    (6,395,000)
   Federal funds sold, net ..............................      (680,503)       527,272            - -
   Purchase of Federal Home Loan Bank stock .............       (47,600)      (346,800)       (96,500)
   Loans made to customers, net .........................    (7,221,225)    (5,584,292)    (9,627,628)
   Purchase of premises and equipment ...................      (152,033)       (93,489)       (63,245)
   Purchase of stock of Rubio Savings Bank of Brighton,
      net of cash and cash equivalents received (Note 16)           - -     (2,466,021)           - -
                                                             ----------------------------------------
              Net cash (used in) investing activities ...    (9,606,429)    (6,653,807)    (4,942,814)
                                                             ----------------------------------------

  Cash Flows from Financing Activities
   Net increase in deposits .............................    $9,093,990    $ 1,881,828    $   577,880
   Proceeds from Federal Home Loan Bank advances ........     9,500,000     50,450,000     98,650,000
   Principal payments on Federal Home Loan Bank
      advances ..........................................    (9,517,781)   (43,377,694)   (95,502,977)
   Net increase in advances from borrowers for taxes
      and insurance .....................................         1,122         17,234        (13,829)
   Proceeds from issuance of common stock ...............           - -         12,330            - -
   Acquisition of common stock ..........................      (684,125)      (328,899)      (348,563)
   Dividends paid .......................................      (271,700)      (267,925)      (213,707)
                                                            -----------------------------------------
               Net cash provided by financing activities      8,121,506      8,386,874      3,148,804
                                                            -----------------------------------------

              Net increase (decrease) in cash and
                    cash equivalents ....................      (748,944)     2,498,569     (1,095,547)

Cash and cash equivalents:
   Beginning ............................................     3,306,374        807,805      1,903,352
                                                            -----------------------------------------
   Ending ...............................................   $ 2,557,430    $ 3,306,374     $  807,805
                                                            -----------------------------------------

                                                    (Continued)

Washington Bancorp and subsidiaries

 Years Ended June 30, 1999, 1998  and 1997

                                                                                        1999            1998          1997
----------------------------------------------------------------------------------------------------------------------------
Supplemental Disclosures of Cash Flow Information
   Cash payments for:
      Interest paid to depositors ..............................................     $3,434,349     $ 2,562,216     $2,225,796
      Interest paid on other obligations .......................................        881,818         639,162        337,405
      Income taxes, net of refunds .............................................        558,300         684,779        288,713

Supplemental Schedule of Noncash Investing and
   Financing Activities
   Transfers from loans to foreclosed real estate ..............................     $  485,722     $   110,427     $  106,289
   Contract sales of foreclosed real estate ....................................        271,233         121,000        143,200
   Stock issued under stock awards program .....................................         36,453          40,285        262,736

   Acquisition of assets and  liabilities  from Rubio  Savings  Bank of Brighton
      (Note 16):
      Assets acquired:
        Cash and cash equivalents ..............................................                    $ 2,331,668
        Federal funds sold .....................................................                      1,186,769
        Investment securities, held to maturity ................................                      1,221,156
        Investment securities, available for sale ..............................                     10,530,323
        Loans ..................................................................                      7,848,923
        Premesis and equipment .................................................                        226,634
        Goodwill ...............................................................                      1,418,428
        Other assets ...........................................................                        304,762
                                                                                                   ------------
                                                                                                     25,068,663
      Liabilities assumed:
        Deposits ...............................................................                    (19,959,320)
        Other liabilities ......................................................                       (311,654)
                                                                                                    -----------

      Cash purchase price ......................................................                    $ 4,797,689
                                                                                                    ===========

See Notes to Financial Statements.

WASHINGTON BANCORP AND SUBSIDIARIES



NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 1.  Significant Accounting Policies

Nature of activities: Washington Bancorp is a multibank holding company engaged in the business of banking. The Company's two wholly-owned subsidiary banks are Washington Federal Savings Bank, Washington, Iowa and Rubio Savings Bank of Brighton, Brighton, Iowa. The Banks are full service banks extending their services to individuals, businesses, governmental units and institutional customers primarily in the communities of Washington, Wellman and Brighton, Iowa.

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

Certain significant estimates: The allowance for loan losses, fair values of securities and other financial instruments, and stock-based compensation expense involve certain significant estimates made by management. These estimates are reviewed by management routinely and it is reasonably possible that circumstances that exist at June 30, 1999 may change in the near-future and that the effect could be material to the consolidated financial statements.

Cash equivalents: Cash equivalents consist of FHLB-daily time, cash on hand, and funds due from banks. For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be equivalents. Cash flows from loans and deposits are reported net.

Acquisition of a business: On January 15, 1998, the Company purchased all of the outstanding stock of Rubio in a transaction accounted for as a purchase.

Investment securities: Held-to-maturity securities consist solely of debt securities which the Banks have the positive intent and ability to hold to maturity and are stated at amortized cost.

Available-for-sale securities consist of debt securities not classified as trading or held to maturity. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, net of the related deferred tax effect, are reported as a separate component of stockholders' equity. There were no trading securities as of June 30, 1999 and 1998.

Stock of the Federal Home Loan Bank is carried at cost.

Premiums and discounts on debt securities are amortized over the contractual lives of those securities. The method of amortization results in a constant effective yield on those securities (the interest method). Realized gains and losses on investment securities are included in income, determined on the basis of the cost of the specific securities sold.

Loans receivable: Loans receivable are stated at unpaid principal balances less the allowance for loan losses.

Interest on loans is accrued daily on the outstanding balances. Accrual of interest is discontinued on a loan when management believes, after considering collection efforts and other factors, that the borrower's financial condition is such that collection of interest is doubtful.

Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount is amortized as an adjustment to the related loans yield.

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

Stock options issued to employees: In fiscal year 1996, the Company adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes a fair value based method for the financial reporting of its stock-based employee compensation plans. However, as allowed by the standard, the Company has elected to continue to measure compensation using the intrinsic value based method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under this method, compensation is measured as the difference between the market value of the stock on the grant date, less the amount required to be paid for the stock. The difference, if any, is charged to expense over the periods of service.

Recently issued accounting standards: SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Statement does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement. The Statement requires that an enterprise:
(a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Company has adopted this accounting standard for the year ended June 30, 1999 and retroactively presented prior year statements of comprehensive income.

Other recently issued accounting standards are not expected to materially affect the Company's financial statements.

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

   Deposits: The fair values of demand deposits equal their carrying amounts which represent the amount payable on demand. The carrying amounts for money market and passbook savings accounts approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

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


Note 2.  Restrictions on Cash Due from Banks and Investments

Washington is required to maintain reserve balances in cash or on deposit with Federal Reserve Banks. The total of those reserve balances was approximately $25,000 at June 30, 1999. In addition, Washington is required to maintain a minimum balance of unpledged cash and investment securities totaling approximately $2,228,000 as of June 30, 1999 to provide liquidity for deposits.


Note 3.  Investment Securities

The amortized cost and fair value of investment securities available for sale as of June 30, 1999 and 1998 are as follows:

                                                          Cost Or        Gross           Gross
                                                         Amortized     Unrealized     Unrealized       Fair
                                                            Cost         Gains          (Losses)       Value
                                                        -------------------------------------------------------
1999:
   U. S. Treasury securities ........................   $ 1,704,558   $     3,192    $       - -    $ 1,707,750
   U. S. Government agencies ........................    13,871,569           - -       (248,191)    13,623,378
   Corporations and other ...........................     5,053,899           179       (128,573)     4,925,505
   State and political subdivisions .................       442,485           257         (4,009)       438,733
                                                        -------------------------------------------------------
                                                        $21,072,511   $     3,628    $  (380,773)   $20,695,366
                                                        =======================================================

1998:
   U. S. Treasury securities ........................   $ 6,329,349   $     9,417    $    (1,857)   $ 6,336,909
   U. S. Government agencies ........................     6,774,264         2,778         (6,582)     6,770,460
   Corporations and other ...........................     5,621,549         1,379         (6,776)     5,616,152
   State and political subdivisions .................       347,500           735            - -        348,235
   Mortgage-backed securities,
      FHLMC certificates ............................        50,432            95            - -         50,527
                                                        -------------------------------------------------------
                                                        $19,123,094   $    14,404    $   (15,215)   $19,122,283
                                                        =======================================================

The amortized cost and fair value of investment securities held to maturity are as follows:

                                     Cost Or     Gross       Gross
                                    Amortized  Unrealized  Unrealized   Fair
                                      Cost       Gains      (Losses)    Value
                                    --------------------------------------------

State and political subdivisions:
  1999 ..........................   $  760,520  $     - -   $    - -  $  760,520
                                    ============================================

  1998 ..........................   $1,131,478  $     - -   $    - -  $1,131,478
                                    ============================================

The amortized cost and fair value of debt securities as of June 30, 1999 by contractual maturity are shown below.

                                                                                       Amortized      Fair
                                                                                         Cost         Value
                                                                                      ------------------------

Available for sale:
   Due in one year or less .........................................................  $ 2,364,459  $ 2,365,089
   Due after one year through five years ...........................................   12,252,601   12,037,768
   Due after five years through ten years ..........................................    6,355,024    6,196,077
   Due after ten years .............................................................      100,428       96,432
                                                                                      ------------------------
                                                                                       21,072,512   20,695,366
                                                                                      ------------------------
Held to maturity:
   Due in one year or less .........................................................      150,022      150,022
   Due after one year through five years ...........................................      505,498      505,498
   Due after five years through ten years ..........................................      105,000      105,000
                                                                                      ------------------------
                                                                                          760,520      760,520
                                                                                      ------------------------
                                                                                      $21,833,032 $ 21,455,886
                                                                                      ========================

Investment securities with a carrying amount of $3,741,599 and $3,302,984 at June 30, 1999 and 1998, respectively, were pledged as collateral on public deposits.

Securities gains (losses) for the years ended June 30, 1999, 1998 and 1997 are as follows:

                                               1999      1998       1997
                                             -----------------------------

Realized gains .........................     $20,367   $ 5,383    $    388
Realized (losses) ......................      (5,162)      - -         - -
                                             -----------------------------
                                             $15,205   $ 5,383    $    388
                                             =============================



Note 4.  Loans Receivable

Loans receivable are summarized as follows:

                                                             June 30,
                                                    ------------------------
                                                        1999        1998
                                                    ------------------------
First mortgage loans (principally conventional):
   Secured by one-to-four family residences ......  $49,464,296  $45,302,569
   Home equity and second mortgage ...............    1,257,725    1,164,377
   Multifamily and commercial real estate ........    8,611,583    7,411,209
   Construction loans ............................      796,418      152,143
                                                    ------------------------
              Total mortgage loans ...............   60,130,022   54,030,298
Commercial loans .................................    8,714,483    8,163,641
Consumer and other loans:
   Automobile ....................................    3,161,472    3,064,531
   Other .........................................    1,245,387    1,014,505
                                                    ------------------------
              Total loans ........................   73,251,364   66,272,975
   Less allowance for loan losses ................      472,187      388,034
                                                    ------------------------
                                                    $72,779,177  $65,884,941
                                                    ========================

Loans receivable are net of loans in process of $546,229 and $335,835 as of June 30, 1999 and 1998, respectively.

Activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                                 1999        1998        1997
                                               --------------------------------

Balance, beginning .........................   $388,034    $225,650    $209,394
   Provision charged to expense ............    112,500      89,000      40,085
   Charge-offs .............................    (47,208)    (46,428)    (33,841)
   Recoveries ..............................     18,861      14,638      10,012
   Allowance of Rubio at date of acquisition        - -     105,174         - -
                                               --------------------------------
Balance, ending ............................   $472,187    $388,034    $225,650
                                               ================================

The Banks have no loans receivable at June 30, 1999 and 1998 that they consider to be impaired that are not part of a homogeneous group of loans. Accordingly, no separate allowance has been provided for these loans.



Note 5.  Accrued Interest Receivable

Accrued interest receivable at June 30 is summarized as follows:

                                                            1999        1998
                                                        -----------------------

Investment securities ..............................    $  324,475   $  206,974
Loans receivable ...................................       866,125      752,689
                                                        -----------------------
                                                        $1,190,600   $  959,663
                                                        =======================



Note 6.  Premises and Equipment

Premises and equipment consisted of the following at June 30:

                                                             1999         1998
                                                         -----------------------

Land ...............................................     $   83,080   $   83,080
Building ...........................................        812,799      724,357
Furniture, fixtures and equipment ..................        745,915      682,322
                                                         -----------------------
                                                          1,641,794    1,489,759
Less accumulated depreciation ......................        767,243      689,953
                                                         -----------------------
                                                         $  874,551   $  799,806
                                                         =======================

Note 7.  Deposits

Deposits at June 30 are as follows:

                                     Weighted
                                     Average
                                     Rate At           1999                   1998
                                     June 30,  --------------------  ---------------------
                                       1999      Amount     Percent     Amount     Percent
                                     -----------------------------------------------------
Demand and NOW accounts,
   including noninterest-bearing
   deposits 1999 $2,596,143;
   1998 $2,768,561 .............       1.22%   $ 8,536,323    11.3%  $ 8,246,486     12.4%
Money market ...................       3.47     11,470,925    15.1    10,472,641     15.7
Passbook savings ...............       2.04      5,728,502     7.6     5,537,316      8.3
                                               -------------------------------------------
                                                25,735,750    34.0    24,256,443     36.4
                                               -------------------------------------------
Certificates of deposit:
   2.01% to 3% .................       2.11        360,797     0.5       155,246      0.2
   4.01% to 5% .................       4.65     11,423,071    15.1     2,550,322      3.8
   5.01% to 6% .................       5.54     31,958,585    42.2    32,583,131     48.9
   6.01% to 7% .................       6.29      6,211,263     8.2     7,050,334     10.7
                                               -------------------------------------------
                                                49,953,716    66.0    42,339,033     63.6
                                               -------------------------------------------
                                       4.38    $75,689,466   100.0%  $66,595,476    100.0%
                                               ===========================================

The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $3,233,000 and $6,329,000 at June 30, 1999 and 1998, respectively. Deposits in excess of $100,000 are not insured by the FDIC.

At June 30, 1999, scheduled maturities of certificates of deposit are as follows:

                                                    Year Ending June 30,
                       ------------------------------------------------------------------------------
                            2000        2001         2002          2003         2004        Total
                       ------------------------------------------------------------------------------
2% to 3% ...........   $   360,797  $       - -  $       - -   $       - -  $       - -   $   360,797
4.01% to 5% ........     9,452,215    1,689,624      281,232           - -          - -    11,423,071
5.01% to 6% ........    16,760,271    5,826,329    8,192,437       336,448      843,100    31,958,585
6.01% to 7% ........       862,214    5,148,570      200,479           - -          - -     6,211,263
                       ------------------------------------------------------------------------------
                       $27,435,497  $12,664,523  $ 8,674,148   $   336,448  $   843,100   $49,953,716
                       ==============================================================================

Interest  expense  on  deposits  for the years  ended June 30 is  summarized  as follows:
                                                1999         1998      1997
                                             ---------------------------------

Money market ............................    $  404,713  $  360,080  $  384,112
Passbook savings ........................       184,866     116,880      53,293
NOW .....................................       111,094      82,454      36,907
Certificates of deposit .................     2,712,539   2,060,204   1,741,456
                                             ----------------------------------
                                             $3,413,212  $2,619,618  $2,215,768
                                             ==================================

Note 8.  Borrowed Funds

Borrowed funds at June 30 are as follows:
                                                            1999        1998
                                                        ------------------------

Short-term advances from the Federal Home Loan Bank .   $ 8,750,000  $ 9,596,975
Long-term advances from the Federal Home Loan Bank ..     6,956,290    6,127,096
                                                        ------------------------
                                                        $15,706,290  $15,724,071
                                                        ========================

Pursuant to collateral agreements with the Federal Home Loan Bank (FHLB), these advances are collateralized by all the Institution's stock in the FHLB and qualifying first mortgage loans with a face amount of $41,935,000. Of this total, $8,750,000 of the advances are callable every three months thereafter with a three calendar day notice. Therefore, these advances are categorized as maturing within one year per the schedule below.

Advances at June 30, 1999 have maturity dates as follows:

  Year Ending                                                       June 30,
    June 30,                           Interest Rate                  1999
--------------------------------------------------------------------------------

   2000                                4.79% to 6.33%              $ 9,013,041
   2001                                5.31% to 6.33%                1,279,115
   2002                                5.79% to 6.33%                  296,173
   2003                                5.41% to 6.33%                  814,275
   2004                                5.79% to 6.33%                  333,481
   Thereafter                          5.79% to 6.33%                3,970,204
                                                                   -----------
                                                                   $15,706,289
                                                                   ===========



Note 9.  Employee Benefit Plans

Employee Stock Ownership Plan: The Company has established an Employee Stock Ownership Plan "(ESOP)" for eligible employees. The Company has financed the ESOP's purchase of the Company's stock and, therefore, the ESOP is considered to be internally leveraged. Employees are eligible to participate after they attain age 21 and complete one year of service during which they work at least 1,000 hours. The Company issued 52,602 shares of common stock to the ESOP on the date of the conversion and reorganization.

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

As shares are released, the Company reports compensation expense equal to the current fair value of the shares, and the shares become outstanding for earnings-per-share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense totaled $74,924 and $68,865 for the years ended June 30, 1999 and 1998, respectively.

Shares of common stock held by the ESOP at June 30, 1999 and 1998 are as follows:

                                                    1999       1998
                                                  -------------------

Allocated shares ..............................   $ 12,376   $  8,202
Shares released for allocation ................      2,254      2,087
Unreleased (unearned) shares ..................     37,972     42,313
                                                  -------------------
                                                    52,602     52,602
                                                  -------------------

Fair value of unreleased (unearned) shares ....   $576,795   $785,329
                                                  ===================

The ESOP plan may allow, at the discretion of the Advisory Committee, employees to elect to defer up to fifteen percent of compensation annually. The Company may, at the discretion of the Advisory Committee, make matching contributions on an annual basis. For the years ended June 30, 1999 and 1998, $6,005 and $2,503, respectively, was charged to expense.

Defined contribution plan:

Rubio has a defined contribution retirement plan covering substantially all of its employees. Contributions, which are 10% of each covered employee's compensation, totaled $18,920 and $5,961 for the years ended June 30, 1999 and 1998, respectively.

Stock-based compensation plans: The Company has two stock-based compensation plans which are described below. As permitted under generally accepted accounting principles, grants under those plans are accounted for following APB Opinion No. 25 and related interpretations. Had compensation cost for the two stock-based compensation plans been determined based on the grant date fair values of the awards (the method prescribed in SFAS No. 123), reported net income and earnings per common share would have been reduced to the pro forma amounts shown below:

                                                 Year Ended June 30,
                                           ------------------------------
                                             1999       1998       1997
                                           ------------------------------

Pro forma net income ................      $806,468   $781,465   $534,323
Pro forma earnings per share:
   Basic ............................          1.43       1.29       0.87
   Diluted ..........................          1.39       1.26       0.87

The pro forma effects of applying SFAS No. 123 are not indicative of future amounts.

The fair value of each grant and award is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 1999, 1998 and 1997: dividend rates of 2.2%, 1.9% and 3.2%; price volatility of 22.79%, 8.25% and 14.2%; risk-free interest rates of 6.0%; and expected life of 5 years.

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

A summary of the status of the Company's stock option plan is as follows:

                                                                       Weighted-
                                                                        Average
                                                                       Exercise
                                                      Shares             Price
                                                     --------------------------

Outstanding at June 30, 1997 ..................       49,782              11.25
     Granted ..................................        2,818              18.94
     Exercised ................................       (1,096)             11.25
     Forfeited ................................       (4,383)             11.25
                                                     --------------------------
Outstanding at June 30, 1998 ..................       47,121              11.71
   Granted ....................................        5,479              16.63
   Exercised ..................................          - -
   Forfeited ..................................          - -
                                                     --------------------------
Outstanding at June 30, 1999 ..................       52,600              12.22
                                                     ==========================


                                                     1999      1998      1997
                                                   -----------------------------
Weighted-average fair value per option of
     options granted during the year ..........    $  4.16   $  3.27   $   1.82
                                                   ============================

Other pertinent information related to the options outstanding at June 30, 1999 is as follows:

                           Remaining
  Number       Exercise   Contractual       Number
Outstanding     Price        Life        Exercisable
-----------------------------------------------------

   44,303      $  11.25    7 Years          17,726
    2,818         18.94    8 Years             564
    5,479         16.63    9 Years             - -
-----------------------                  ------------
   52,600      $  12.22                     18,290
=======================                  ============

Stock awards: The Company adopted a recognition and retention plan in October 1996 whereby 26,300 shares of common stock have been reserved for issuance to certain executive officers and directors. Shares awarded under the plan vest in five equal annual installments, beginning on the anniversary of the grants. During the year ended June 30, 1999, 1998 and 1997, awards were granted for 2,192 shares, 2,127 shares and 19,914 shares respectively, with a fair value of $16.63, $18.94 and $11.25 per share at the date of the grant, respectively.

The expense under the plan is based upon the fair value of the shares on the date of the grant, allocated over the five-year term of vesting. The expense for the years ended June 30, 1999, 1998 and 1997 totaled $62,317, $67,329 and
$72,294, respectively. Shares of common stock are issued upon vesting.



Note 10.  Income Taxes

Net deferred income tax assets (liabilities) consist of the following components as of June 30, 1999 and 1998:

                                                     1999      1998
                                                   -------------------
Deferred tax assets:
   Unrealized loss on investment securities
      available for sale .......................   $141,368   $    304
   Accrued compensation ........................     29,387     24,301
   Allowance for loan losses ...................    147,888    122,762
                                                   -------------------
                                                    318,643    147,367
                                                   -------------------
Deferred tax liabilities:
   Recapture of allowance for loan losses ......    130,040    136,541
   FHLB stock dividends ........................     44,067     44,067
   Premises and equipment ......................     87,556     77,420
   Accrued expenses ............................     32,201     48,408
   Other .......................................      6,411     39,780
                                                   -------------------
                                                    300,275    346,216
                                                   -------------------
              Net deferred tax asset (liability)   $ 18,368  $(198,849)
                                                   ===================

The net change in the deferred income taxes is reflected in the financial statements for the years ended June 30, 1999, 1998 and 1997 as follows:

                                                    1999       1998       1997
                                                  -----------------------------

Statement of income ............................. $ 76,153  $ 31,383   $ 16,798
Statement of stockholders' equity* ..............  141,064    (1,680)   (38,942)
Deferred taxes related to acquisition of Rubio ..      - -  (122,753)       - -
                                                  -----------------------------
                                                  $217,217  $(93,050)  $(22,144)
                                                  =============================

* Change in deferred taxes related to unrealized loss on investment securities available for sale.

The provision for income taxes charged to operations for the years ended June 30, 1999, 1998 and 1997 consisted of the following:

                                                 1999       1998       1997
                                               ------------------------------

Current ....................................   $608,175   $471,063   $367,565
Deferred ...................................    (76,153)   (31,383)   (16,798)
                                               ------------------------------
                                               $532,022   $439,680   $350,767
                                               ==============================

The income tax provision differs from the amount of income tax determined by applying the U. S. Federal income tax rate to pretax income for the years ended June 30, 1999, 1998 and 1996 due to the following:

                                                Years Ended June 30,
                             -------------------------------------------------------------
                                     1999               1998                  1997
                             ------------------  -------------------  --------------------
                                          % Of                 % Of                  % Of
                                         Pretax               Pretax                Pretax
                               Amount    Income    Amount     Income    Amount      Income
                             -------------------------------------------------------------
Computed "expected" tax
   expense ...............   $ 477,128    35.0%  $ 441,881     35.0%  $ 320,405      35.0%
Tax-exempt interest ......     (34,454)   (2.5)    (26,760)    (2.1)     (9,833)     (1.1)
State income taxes, net of
   federal benefit .......      50,009     3.7      37,811      3.0      32,271       3.5
Nondeductible goodwill
   amortization ..........      33,097     2.4      15,169      1.2
Other, net ...............       6,242     0.4     (28,421)    (2.3)      7,924       0.9
                             -------------------------------------------------------------
                             $ 532,022    39.0%  $ 439,680     34.8%  $ 350,767      38.3%
                             =============================================================

Note 11.  Earnings Per Share

Basic and diluted earnings per share are calculated as follows:

                                                              Year Ended June 30,
                                                         ----------------------------
                                                           1999      1998       1997
                                                         ----------------------------
Basic earnings per share:
   Net income available to common stockholders, basic .  $831,200  $822,836  $564,677
                                                         ============================

   Weighted average shares outstanding, basic .........   563,303   603,589   611,539
                                                         ============================

   Basic earnings per share ...........................  $   1.48  $   1.36  $   0.92
                                                         ============================

Diluted earnings per share:
   Net income available to common shareholders, diluted
      (Note 1) ........................................  $831,200  $822,836  $564,677
                                                         ============================

   Weighted average shares outstanding, basic .........   563,303   603,589   611,539
      Effect of dilutive securities, stock options ....    14,812    16,677     6,063
                                                         ----------------------------
   Weighted average shares outstanding, diluted .......   578,115   620,266   617,602
                                                         ============================

   Diluted earnings per share .........................  $   1.44  $   1.33  $   0.91
                                                         ============================

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

A comparison of the Banks' capital as of June 30, 1999 with the minimum requirements is presented below:

                                                                      Minimum
                                                        Actual      Requirements
                                                        ------------------------
Washington:
   Tangible capital ..........................           8.53%           1.5%
   Risk-based capital ........................          12.92            8.0
   Core capital ..............................           8.53            4.0

According to the Office of Thrift Supervision ("OTS"), Washington is considered to be "well capitalized."

                                                                      Minimum
                                                        Actual      Requirements
                                                        ------------------------

Rubio:
   Tier 1 risk-based capital ...................        20.72%          4.0%
   Total risk-based capital ....................        21.65           8.0
   Leverage ratio ..............................        11.09           3.0

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


Note 13.  Commitments and Contingencies

Financial instruments with off-balance sheet risk: The Banks are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position.

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

                                                                       Contract
                                                                          Or
                                                                       National
                                                                        Amount
                                                                      ----------
Financial instruments whose contract amounts
  represent credit risk,  commitments to
  extend credit:
  First mortgage loans ............................................   $1,910,601
  Consumer and other loans ........................................    1,412,509
                                                                      ----------
                                                                      $3,323,110
                                                                      ==========

The above commitments are to make fixed rate loans with a June 30, 1999 weighted average interest rate of 8.52%.

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

Concentrations of credit risk: Most of the Banks' lending activity is with customers located within the state. The Banks generally originate single-family residential loans within its primary lending area of southeastern Iowa. The Banks' underwriting policies require such loans to be an 85% loan to value based upon appraised values. These loans are secured by the underlying properties. The Banks are also active in originating secured consumer loans to its customers, primarily automobile and home equity loans. As of June 30, 1999, the Banks have approximately $12,642,000 of agriculturally dependent loans.

Risks and uncertainies: Certain data processing application systems could fail or perform improperly as a result of erroneous calculation or data integrity problems if they are unable to process date information beyond December 31,
1999, an issue known as Year 2000. The Banks have identified, assessed and tested critical information systems and are developing contingency plans for their own applications. There is risk that in the early weeks of the Year 2000, the Banks could experience disruptions that may affect its operations.
Management believes that the Year 2000 problem will not pose significant operations problems for the Bank's computer systems, but disruptions could be material to the financial statements if there are significant interruptions in basic services, such as the electric power grid, telephone services or the banking system. These risks cannot be estimated.


Note 14.  Fair Value of Financial Instruments

The carrying value and estimated fair values of financial instruments at June 30, 1999 and 1998 are as follows:

                                                              1999                       1998
                                                     ------------------------  ------------------------
                                                                  Estimated                 Estimated
                                                       Carrying      Fair        Carrying      Fair
                                                        Amount       Value        Amount       Value
                                                     --------------------------------------------------
Financial assets:
   Cash and cash equivalents ......................  $ 2,557,430  $ 2,557,430  $ 3,306,374  $ 3,306,374
   Investment securities:
      Held to maturity ............................      760,520      760,520    1,131,478    1,131,478
      Available-for-sale ..........................   20,695,366   20,695,366   19,122,283   19,122,283
   Federal funds sold .............................    1,340,000    1,340,000      659,497      659,497
   Loans ..........................................   72,779,177   72,830,503   65,884,941   65,763,645
Financial liabilities:
   Deposits .......................................   75,689,466   76,479,543   66,595,476   67,042,333
   Borrowed funds .................................   15,706,290   15,225,298   15,724,071   15,662,707

                                                     Face Amount               Face Amount
                                                     -----------               -----------

Off-balance sheet instruments,
   loan commitments ...............................  $ 3,323,110  $       - -  $ 3,208,419  $       - -


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

Aggregate loan transactions with related parties were as follows:

                                                          Year Ended June 30,
                                                        -----------------------
                                                            1999        1998
                                                        -----------------------

Balance, beginning ...............................      $  791,826   $  602,041
   Loans to directors and officers of Rubio at
     date of acquisition .........................             - -      259,097
   New loans .....................................       1,174,375      387,281
   Repayments ....................................      (1,015,936)    (456,593)
                                                        -----------------------
Balance, ending ..................................      $  950,265   $  791,826
                                                        =======================

Maximum balance during the year ..................      $1,085,305   $1,219,418
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

Unaudited proforma net income and earnings per share for 1998 and 1997, as though Rubio had been acquired as of July 1, 1996, are not significantly different than the reported amounts of the Company.

Note 17.  Parent Company Only Financial Information

Following is condensed financial information of the Company (Parent Company only):

                                WASHINGTON BANCORP

                   CONDENSED STATEMENTS OF FINANCIAL CONDITION
                           As Of June 30, 1999 and 1998

ASSETS                                                                                      1999            1998
-------------------------------------------------------------------------------------------------------------------
Cash ...............................................................................    $     4,632     $   458,809
Investment in subsidiary banks, at cost plus equity in
   undistributed earnings ..........................................................     10,526,726      10,616,841
Other assets .......................................................................        369,295          67,288
                                                                                        ---------------------------
                                                                                        $10,900,653     $11,142,938
                                                                                        ===========================

LIABILITIES AND STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------------------------

Liabilities, accrued expenses and other liabilities ................................    $       - -     $    17,943
                                                                                        ---------------------------
Redeemable common stock held by Employee Stock
   Ownership Plan (ESOP) ...........................................................        189,972         153,788
                                                                                        ---------------------------
Stockholders' equity:
   Preferred stock
   Common stock ....................................................................          6,511           6,511
   Additional paid-in capital ......................................................      6,150,310       6,122,664
   Retained earnings ...............................................................      6,384,863       5,825,363
   Accumulated other comprehensive income, unrealized (losses)
      on debt securities, net ......................................................       (235,778)           (507)
                                                                                        --------------------------
                                                                                         12,305,906      11,954,031
   Less:
      Cost of common shares acquired for the treasury
        1999 50,935 shares; 1998 16,127 shares .....................................       (946,435)       (300,944)
      Deferred compensation ........................................................        (79,098)       (104,962)
      Maximum cash obligation related to ESOP shares ...............................       (189,972)       (153,788)
      Unearned shares, Employee Stock Ownership Plan ...............................       (379,720)       (423,130)
                                                                                        ---------------------------
                                                                                         10,710,681      10,971,207
                                                                                        ---------------------------
                                                                                        $10,900,653     $11,142,938
                                                                                        ===========================

                               WASHINGTON BANCORP

                              STATEMENTS OF INCOME
                    Years Ended June 30, 1999, 1998 and 1997

                                                                1999        1998          1997
-------------------------------------------------------------------------------------------------
Dividends from subsidiaries .............................   $  782,292   $2,800,000    $      - -
Interest income .........................................        2,043        5,666         5,693
Miscellaneous income ....................................        8,359           25           - -
Miscellaneous expense ...................................      (46,663)     (60,593)      (65,600)
                                                            -------------------------------------
              Income (loss) before equity in
                  subsidiaries' undistributed
                  income and taxes on income ............      746,031    2,745,098       (59,907)
Equity in undistributed net income (loss) of subsidiaries       71,919   (1,945,071)      604,285
                                                            -------------------------------------
              Income before taxes on income .............      817,950      800,027       544,378
Federal and state income taxes (credits) ................      (13,250)     (22,809)      (20,299)
                                                            -------------------------------------
              Net income ................................   $  831,200   $  822,836    $  564,677
                                                            =====================================

                               WASHINGTON BANCORP

                            STATEMENTS OF CASH FLOWS
                    Years Ended June 30, 1999, 1998 and 1997

                                                                          1999          1998        1997
-----------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
   Net income .....................................................   $  831,200    $  822,836   $  564,677
   Adjustments to reconcile net income to net cash
      provided by operations:
      Equity in net income of subsidiaries ........................     (854,211)     (854,929)    (604,285)
      (Increase) in other assets ..................................     (302,007)      114,853      (74,818)
      Increase (decrease) in accrued expenses and other liabilities      (17,943)        4,338      (47,858)
                                                                      -------------------------------------
              Net cash provided by (used in) operating activities .     (342,961)       87,098     (162,284)
                                                                      -------------------------------------

Cash Flows from Investing Activities
   Dividends received from subsidiaries ...........................      782,292     2,800,000          - -
   Return of equity from subsidiaries .............................          - -     1,000,000          - -
   Maturity of available-for-sale securities ......................          - -           - -      500,000
   Purchase of stock of Rubio .....................................          - -    (4,797,689)         - -
                                                                      -------------------------------------
              Net cash provided by (used in) investing activities .      782,292      (997,689)     500,000
                                                                      -------------------------------------

Cash Flows from Financing Activities
   Proceeds from issuance of shares of common stock ...............          - -        12,330          - -
   Payments received from subsidiary for compensation
      under stock awards ..........................................       62,317        67,329          - -
   Acquisition of common stock ....................................     (684,125)     (328,899)    (348,563)
   Dividends paid .................................................     (271,700)     (267,925)    (213,707)
                                                                      -------------------------------------
              Net cash (used in) financing activities .............     (893,508)     (517,165)    (562,270)
                                                                      -------------------------------------

              (Decrease) in cash ..................................     (454,177)   (1,427,756)    (224,554)

Cash balance:
   Beginning ......................................................      458,809     1,886,565    2,111,119
                                                                      -------------------------------------
   Ending .........................................................   $    4,632    $  458,809   $1,886,565
                                                                      =====================================

Supplemental Disclosures
   Cash payments for income taxes, net of payments
      from subsidiary .............................................   $  221,103    $  148,806   $  129,458


                               WASHINGTON BANCORP


                        DIRECTORS AND EXECUTIVE OFFICERS



Directors

Stan Carlson                              Rick R. Hofer
President and Chief Executive             Personnel Manager,
Officer, Washington and Washington        Sitler Electric Supply
 Federal

James D. Gorham                           Mary Levy
Sales Agent, Northwestern Mutual          Treasurer and co-owner, Mose Levy
 Life Insurance Co.                       Steel Company

Myron L. Graber                           Richard L. Weeks
Co-owner, Graber Home                     Owner, Sitler Electric Supply, Inc.
 Improvement, Inc.

J. Richard Wiley                          Dean Edwards
Retired business owner                    Chairman of the Board, Washington
                                          and Washington Federal
                                          President and Chief Executive Officer,
                                          Rubio Savings Bank

Executive Officers

Stan Carlson                              Leisha Linge
President and Chief Executive Officer     Executive Vice President and Treasurer

Jeff Johnson                              Chris Davies
Vice President                            Vice President

Quintin T. Harmon
Vice President

                             STOCKHOLDER INFORMATION

Corporate Profile

The Company is an Iowa corporation which was organized in 1995 by Washington Federal for the purpose of becoming a thrift institution holding company. Washington Federal was organized in 1934 and converted to a federal savings bank in 1994. In March 1996, Washington Federal converted to the stock form of organization and concurrently became the wholly-owned subsidiary of Washington through the sale and issuance of common stock. Rubio was acquired in January 1998. Washington Federal opened a branch in Wellman, Iowa in December 1998. The principal assets of the Company are the outstanding stock of the Banks, its wholly owned subsidiaries. The Company presently has no separate operations and its business consists only of the business of the Banks. The Banks' primary business consists of attracting deposits from the general public and using these deposits to provide financing for the purchase and construction of residential and, to a lesser extent, other properties.


Washington Federal Savings Bank         Washington Federal Savings Bank
Main Office                             Drive-thru Office

102 East Main Street                    220 East Washington Street
Washington, Iowa                        Washington, Iowa

Rubio Savings Bank                      Wellman Federal Savings Bank
Main Office                             Branch office of Washington Federal
122 East Washington Street              801 Sixth Street
Brighton, Iowa                          Wellman, Iowa

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

Form 10-KSB Report

A copy of the  Company's  Annual Report on Form 10-KSB for the fiscal year ended
June 30, 1999 including financial statements, as filed with the SEC, will be furnished without charge to stockholders of the Company upon written request to the Secretary, Washington Bancorp, 102 East Main Street, Washington, Iowa 52353.

Stock Listing

The Company's common stock is reported on the National Daily Quotation Service by the National Quotation Bureau under the symbol "WBIO". As of August 31, 1999, the Company had 417 stockholders of record and 600,198 outstanding shares of common stock. Price Range of Common Stock

The table below shows the range of high and low inter-dealer prices. These prices do not include retail markups, markdowns or commissions and may not represent actual transactions. The table below also shows dividends paid by the Company.

                                          High              Low         Dividend
                                      ------------------------------------------

1996
----
Third quarter ................        $      11.50     $      10.50     $     --
Fourth quarter ...............        $      11.38     $      10.50     $     --

1997
----
First quarter ................        $      11.38     $      10.63     $    .08
Second quarter ...............        $      12.63     $      10.88     $    .08
Third quarter ................        $      15.00     $      12.88     $    .10
Fourth quarter ...............        $      15.35     $      13.75     $    .10

1998
----
First quarter ................        $      17.00     $      15.50     $    .10
Second quarter ...............        $      17.75     $      17.00     $    .10
Third quarter ................        $      18.50     $      18.00     $    .12
Fourth quarter ...............        $      18.675    $      18.125    $    .12

1999
----
First quarter ................        $      18.125    $      17.00     $    .12
Second quarter ...............        $      17.00     $      15.00     $    .12
Third quarter ................        $      17.00     $      15.00     $    .12
Fourth quarter ...............        $      15.50     $      14.50     $    .12