Form 10KSB, Exhibit 13
period 2000-06-30
WASHINGTON BANCORP
filed 2000-09-29
CIK 1002907

Exhibit 13












                               Washington Bancorp

                               2000 Annual Report

                               WASHINGTON BANCORP






                                TABLE OF CONTENTS

Letter to Stockholders................................
Selected Consolidated Financial Information...........
Management's Discussion and Analysis of
 Financial Condition and Results of Operations........
Report of Independent Auditors........................
Consolidated Financial Statements.....................
Directors and Executive Officers......................
Stockholder Information...............................






                       CONSOLIDATED FINANCIAL HIGHLIGHTS

                                 June 30, 2000
                             (Dollars in Thousands)

Total assets.................................................          $115,422
Total loans, net.............................................            83,988
Investment securities and other
  earning assets.............................................            26,076
Deposits.....................................................            73,297
Borrowings...................................................            30,193
Net income...................................................             1,016
Stockholders' equity.........................................            10,821
Stockholders' equity as a percent of
  assets.....................................................             9.38%





                                 ANNUAL MEETING

                The Annual Meeting of Stockholders of Washington
              Bancorp will be held on October 17, 2000 at 4:00 P.M.
                at the office of the Company, located at 102 East
                         Main Street, Washington, Iowa.

                               WASHINGTON BANCORP

                              102 East Main Street
                             Washington, Iowa 52353

                               September 20, 2000



Dear Stockholders:

         On July 18, 2000, the Board of Directors of Washington Bancorp declared a $.50 per share annual cash dividend on the outstanding shares of common stock. This cash dividend was paid on August 15, 2000 to all shareholders of record on July 31, 2000.

         The Board of Directors believes that the present stock price, the financial condition of the Company and its subsidiaries and the current earnings warrant the payment of a cash dividend. The payment of future dividends will be subject to the Board's periodic review of financial condition, earnings, capital requirements and future prospects.

         The continuation of the payment of cash dividends may or may not be a prudent use of the income generated by Washington Bancorp. Potential alternatives may be to retain earnings in an effort to increase the capital position of the Company, to take advantage of growth opportunities or to enter into another stock repurchase program.

         Each of these alternatives may be advantageous to the long-term growth of Washington Bancorp. The Board of Directors has not determined to discontinue a dividend payment to shareholders at this time, but does invite all shareholders to express to bank management their opinions on the payment of dividends.

         At the invitation of local citizens, Washington Federal Savings Bank has opened a new branch in Richland, Iowa. Richland Federal Savings is located in a remodeled existing brick building on the square and will offer complete banking services, including safe deposit boxes. This expands the customer base of the banks of Washington Bancorp into Keokuk County.

         We sincerely appreciate and want to thank you, our customers and stockholders, for your continued support.

                                                     Sincerely,


                                                     /s/ Stan Carlson
                                                     ---------------------------
                                                     Stan Carlson
                                                     President & CEO

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

         The following consolidated financial information does not purport to be complete and is qualified in its entirety by reference to the more detailed consolidated financial information contained elsewhere herein.

                                                                               At June 30,
                                                          -----------------------------------------------------------
                                                            2000        1999         1998        1997         1996
                                                          -----------------------------------------------------------
                                                                                (Dollars in Thousands)
Selected Financial Condition Data:

Total assets.........................................     $115,422    $102,984      $94,327      $64,875     $60,891
Loans receivable, net................................       83,988      72,779       65,885       52,530      40,906
Cash and cash equivalents............................        2,849       2,557        3,306          808       1,903
Investment securities................................       22,377      21,456       20,254        9,850      14,628
Investment in Federal Home Loan Bank ("FHLB")  Stock.        1,729         860          812          466         369
Goodwill, net........................................        1,186       1,281        1,375          ---         ---
Deposits.............................................       73,297      75,689       66,595       44,754      44,176
Borrowed funds.......................................       30,193      15,706       15,724        8,652       5,505
Stockholders' equity.................................       10,821      10,711       10,971       10,675      10,548

                                                                               Year Ended June 30,
                                                             --------------------------------------------------------------
                                                              2000          1999         1998          1997         1996
                                                             --------------------------------------------------------------
                                                                                    (Dollars in Thousands)
Selected Operations Data:

Total interest income................................        $8,260        $7,455       $6,034        $4,990        $4,207
Total interest expense...............................         4,706         4,295        3,259         2,553         2,499
                                                            -------------------------------------------------------------
  Net interest income................................         3,554         3,160        2,775         2,437         1,708
Provision for loan losses............................           187           112           89            40            15
                                                           ---------------------------------------------------------------
                                                              3,367         3,048        2,686         2,397         1,693
Total noninterest income.............................           511           392          320           231           197
Total noninterest expense............................         2,149         2,077        1,744         1,712         1,206
                                                           --------------------------------------------------------------

Income before income taxes...........................         1,729         1,363        1,262           916           684
Income tax expense...................................           713           532          439           351           243
                                                           ---------------------------------------------------------------
Net income...........................................        $1,016       $   831      $   823       $   565       $   441
                                                             =============================================================

Earnings per common share:
  Basic..............................................       $  1.86       $  1.48      $  1.36       $  0.92      $  0.25*
                                                            =============================================================
  Diluted............................................       $  1.83       $  1.44      $  1.33       $  0.91      $  0.25*
                                                            =============================================================
Earnings per common share:
  Tangible(1)........................................       $  2.00       $  1.60      $  1.40       $  0.91      $  0.25*
                                                            =============================================================

* Earnings per share information for the year ended June 30, 1996 is calculated by dividing net income, subsequent to the mutual to stock conversion, by the weighted average number of shares outstanding. Net income subsequent to the conversion was $150,832 for the 3 1/2 month period ended June 30, 1996.

(1) Tangible earnings per share is calculated by dividing the total of goodwill expense plus net income by the weighted average number of diluted common shares outstanding.

                                                                              Year Ended June 30,
                                                                 ---------------------------------------------------------------
                                                                  2000         1999          1998          1997          1996
                                                                 ---------------------------------------------------------------
Selected Financial Ratios and Other Data:

Performance Ratios:
  Return on assets (ratio of  net  earnings to
    average total assets)............................             0.93%         0.83%        1.06%         0.90%         0.78%
Interest rate spread information:
  Average during period..............................             2.94          2.81         2.95          3.09          2.55
  End of period......................................             2.92          3.21         2.95          3.09          2.96
  Net interest margin(1).............................             3.41          3.31         3.70          3.97          3.13
  Ratio of operating expense to  average total assets             1.96          2.18         2.24          2.72          2.15
  Return on equity (ratio of net  income to average
    equity) .........................................             9.44          7.79         7.56          5.34          6.94

Quality Ratios:
  Non-performing assets to total  assets at end of
    period(2) .......................................             0.57          0.15         0.09          0.35          0.07
  Allowance for loan losses to non-performing loans..            72.33        304.64       435.99         98.52        475.00

Capital Ratios:
  Equity to total assets at end of period............             9.38         10.40        11.63         16.45         17.32
  Average equity to average assets..................              9.81         10.62        13.99         16.80         11.31
  Ratio of average interest-earning assets to average
   interest-bearing liabilities......................           110.35        111.04       117.22        121.22        112.79

Number of full service offices.......................                3             3            2             1             1
---------------------

(1)  Net interest income divided by average interest-earning assets.

(2) Non-performing assets consist of nonaccruing loans, accruing loans past-due 90 or more days and foreclosed assets.

         Capital  Requirements.   The  following  table  sets  forth  Washington
Federal's compliance with its capital requirements at June 30, 2000.

                                                            Capital Level
                                   OTS Requirement       at June 30, 2000(1)
                                   ---------------------------------------------
                                    % of               % of              Amount
                                   Assets    Amount   Assets   Amount  of Excess
                                   ---------------------------------------------
                                               (Dollars in Thousands)
Capital Standard

Tangible Capital.............      1.50%    $1,387     7.97%   $7,370    $5,983
Core Capital.................      4.00%     3,698     7.97%    7,370     3,672
Risk-based Capital...........      8.00%     5,071    12.32%    7,810     2,739
-----------------

(1) Tangible and core capital figures are determined as a percentage of adjusted total assets; risk-based capital figures are determined as a percentage of risk-weighted assets in accordance with Office of Thrift Supervision ("OTS") regulations.

         The following table sets forth Rubio Savings Bank's compliance with its capital requirements at June 30, 2000.

                                                            Capital Level
                                   OTS Requirement         at June 30, 2000
                                   ---------------------------------------------

                                    % of              % of               Amount
                                   Assets   Amount   Assets   Amount   of Excess
                                   ---------------------------------------------
                                             (Dollars in Thousands)

Tier 1 or Leverage Capital....     3.00%   $   685   10.56%   $2,409     $1,724
Tier 1 Risk-based Capital.....     4.00%       624   15.44%    2,409      1,784
Risk-based Capital............     8.00%     1,248   16.63%    2,595      1,347

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         Washington Bancorp ("Washington", and with its subsidiaries, the "Company"), an Iowa corporation, became the holding company of Washington Federal Savings Bank ("Washington Federal") on March 11, 1996. Washington Federal is a federally chartered stock savings bank headquartered in Washington, Iowa. On June 24, 1997, Washington entered into a merger agreement to acquire Rubio Savings Bank of Brighton, Brighton, Iowa ("Rubio"). Rubio is held as a separate subsidiary of Washington. In January 1998, Washington became a bank holding company upon the completion of its acquisition of Rubio. In December 1998, Washington Federal opened a branch office, Wellman Federal Savings, in Wellman, Iowa. In September 2000, Washington Federal has opened a branch office, Richland Federal Savings, in Richland, Iowa. The principal assets of the Company are Washington Federal and Rubio (collectively, the "Banks"). The Company presently has no separate operations and its business consists only of the business of the Banks. All references to the Company, unless otherwise indicated, at or before March 11, 1996 refer to Washington Federal.

         The  earnings  of the  Company  depend  primarily  on its  level of net interest income, which is the difference between interest earned on interest-earning assets, consisting primarily of mortgage loans and investment securities, and the interest paid on interest-bearing liabilities, consisting primarily of deposits and FHLB borrowings. Net interest income is a function of the Company's "interest rate spread," which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest- bearing liabilities. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Company, like other financial institutions, is subject to interest-rate risk to the degree that its interest-earning assets mature or reprice at different times, or on a different basis, than its interest-bearing liabilities. To a lesser extent, the Company's operating results are also affected by the amount of its non-interest income, including service charges and loan fees, and other income which includes commissions from sales of insurance by Washington Federal's service corporation. Non-interest expense consists primarily of compensation and benefits, occupancy and equipment, federal insurance premiums, data processing and other operating expenses. The Company's operating results are significantly affected by general economic conditions, in particular, the changes in market interest rate, government policies and actions by regulatory authorities.

         The Company's basic mission is to maximize shareholder value through the origination of mortgage loans on a profitable basis to the communities it serves. In seeking to accomplish this mission, the Board of Directors and management have adopted a business strategy designed (i) to maintain the Company's capital level in excess of regulatory requirements; (ii) to maintain the Company's asset quality; (iii) to control operating expenses; (iv) to manage the Company's exposure to changes in interest rates. The Company has attempted to achieve these goals by focusing on originating first mortgage home loans, consumer loans and commercial loans and by offering a full range of deposit products.

Forward-Looking Statements

         This document, including information included in or incorporated by reference to, contains, and future filings by the Company on Form 10-KSB, Form 10-QSB and Form 8-K and future oral and written statements by the Company and its management may contain, forward-looking statements about the Company and its subsidiaries which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to anticipated future operating and financial performance, growth opportunities, interest rates, acquisition and divestiture opportunities, and synergies, efficiencies, cost savings and funding advantages expected to be realized from our prior acquisition. Words such as "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify these forward-looking statements. Forward-looking statements by the Company and its management are based on beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions of management and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information, or otherwise. The important factors we discuss below and elsewhere in this document, as well as other factors discussed under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this document and identified in our filings with the SEC and those presented elsewhere by our management from time to time, could cause actual results to differ materially from those indicated by the forward-looking statements made in this document.

Earnings Per Share

         Basic per share amounts are computed by dividing net income by the weighted-average number of common shares outstanding. Diluted per share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce a loss or increase the income per common share from continuing operations. In accordance with Statement of Position 93-6 of the American Institute of Certified Public Accountants, shares owned by the Company's employee stock ownership plan ("ESOP") that have not been committed to be released are not considered outstanding for the purpose of computing earnings per share.

         In addition to disclosing earnings per share ("EPS") information, the Company has also provided "tangible" EPS information as an alternative measure for evaluating the Company's ability to grow tangible capital. The Company's tangible earnings per share is calculated by dividing the total of goodwill expense plus net income by the weighted average number of diluted common shares outstanding.

Financial Condition

         Total Assets. Total assets increased from $94.3 million at June 30, 1998 to $103.0 million at June 30, 1999 and to $115.4 million at June 30, 2000. The net increase from 1998 to 1999 was primarily due to a $6.9 million increase in loans receivable, net, a $1.2 million increase in investment securities, and a $681,000 increase in federal funds sold, partially offset by a $749,000 decrease in cash and cash equivalents. The net increase from 1999 to 2000 was primarily due to a $11.2 million increase in loans receivable, net, a $921,000 increase in investment securities and an $870,000 increase in FHLB stock, partially offset by a $1.2 million decrease in fed funds sold.

         Loans receivable. Loans receivable, net increased from $65.9 million at June 30, 1998 to $72.8 million at June 30, 1999 and to $84.0 million at June 30, 2000. The increase from 1998 to 1999, and from 1999 to 2000, was due to continued mortgage loan demand in the Company's market area, as well as an increase in commercial and agriculture loan demand. The majority of commercial loan growth is in the agriculture sector. These loans provide for a higher rate of return to the Company, but also carry some increased risk over our traditional residential loan products. We believe that we follow appropriate underwriting guidelines in order to reduce this potential risk. In addition, the Company obtains guarantees through the Farm Service Agency Guarantee Lender's Program when possible, to further manage portfolio risk. Commercial and agriculture loans increased $4.8 million from June 30, 1999 to June 30, 2000.

         The Company's non-performing assets were $648,000 or 0.57% of total assets at June 30, 2000 as compared to $155,000 or 0.15% of totals assets at June 30, 1999. Non-performing assets have increased primarily due to the acquisition of two real estate properties which were voluntarily deeded back to the Company and one real estate property deeded in-lieu of foreclosure. The Company is in the process of liquidating the assets and no losses are expected.

         Deposits. Deposits increased $9.1 million or 13.7% to $75.7 million at June 30, 1999 from $66.6 million at June 30, 1998. Transaction and savings deposits decreased as a percentage of total deposits from $24.3 million or 36.4% at June 30, 1998 to $25.7 million or 34.0% at June 30, 1999. Certificates of deposit increased as a percentage of total deposits from $42.3 million or 63.6% at June 30, 1998 to $50.0 million or 66.0% at June 30, 1999. The increase in certificates of deposit was primarily due to Washington Federal offering more competitive rates on certain of its certificate of deposit products.

         Deposits decreased $2.4 million or 3.2% to $73.3 million at June 30, 2000 from $75.7 million at June 30, 1999. Transaction and savings deposits increased as a percentage of total deposits from $25.7 million or 34.0% at June 30, 1999 to $26.6 million or 36.3% at June 30, 2000. Certificates of deposit decreased as a percentage of total deposits from $50.0 million or 66.0% at June 30, 1999 to $46.7 million or 63.7% at June 30, 2000. This decrease was a result of increased local competition in a rising interest rate environment.

         Stockholders' Equity. Stockholders' equity decreased from$11.0 million at June 30, 1998 to $10.7 million at June 30, 1999 and increased to $10.8 million at June 30, 2000. The decrease from June 30, 1998 to June 30, 1999 was primarily due to $684,000 in payments for the repurchase of 37,000 shares of the Company's common stock, dividends paid of $272,000 and the increase in unrealized losses on available for sale securities of $235,000, partially offset by net income of $831,000 and the allocation of ESOP shares of $73,000. The portfolio of available-for-sale securities is comprised primarily of investment securities carrying fixed interest rates. The fair value of these securities is subject to changes in interest rates and the fair value of these securities was less than their carrying value as of June 30, 1999.

         The increase from June 30, 1999 to June 30, 2000 was primarily due to net income of $1.0 million, the allocation of ESOP shares of $64,000 and the amortization of deferred compensation of $29,000, partially offset by $680,000 in payments for the repurchase of 50,710 shares of the Company's common stock, the increase in unrealized losses on available for sale securities of $212,000, dividends paid of $67,000, and the increase in maximum cash obligation on ESOP shares of $39,000.

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

                                                                      Year Ended June 30,
                                     -----------------------------------------------------------------------------------------------
                                                    2000                       1999                            1998
                                     ----------------------------- ---------------------------- ------------------------------------
                                        Average   Interest           Average   Interest           Average    Interest
                                      Outstanding  Earned/  Yield/ Outstanding  Earned/  Yield/ Outstanding  Earned/    Yield/
                                        Balance     Paid     Rate    Balance     Paid     Rate    Balance     Paid       Rate
                                     -----------------------------------------------------------------------------------------------
                                                                       (Dollars in Thousands)
Interest-earning assets:
  Loans receivable(1)...............    $  78,148  $6,688    8.56%    $69,013   $5,979     8.66%   $59,089    $5,138     8.69%
  Investment securities.............       23,058   1,412    6.12      21,692    1,253     5.78     13,622       800     5.87
  FHLB stock........................        1,198      78    6.53         851       55     6.43        596        40     6.77
  Other interest-earning assets.....        1,866      82    4.41       3,897      168     4.32      1,654        56     3.40
                                        -----------------             ----------------             -----------------
    Total interest-earning assets(1)      104,270   8,260    7.92      95,453    7,455     7.81     74,961     6,034     8.05
                                        -----------------             ----------------             -----------------

Interest-bearing liabilities:
  Certificates of deposit...........       48,785   2,629    5.39      48,250    2,712     5.62     35,753     2,060     5.76
  NOW, money market and passbook
    savings.........................       22,263     696    3.13      21,991      700     3.18     16,508       558     3.38
  Advances from borrowers for taxes
    and insurance...................          ---     ---     ---         185        1     0.46        167         2     1.02
  FHLB advances.....................       23,441   1,381    5.89      15,537      882     5.68     11,519       639     5.55
                                         ----------------             ----------------             -----------------
    Total interest-bearing liabilities     94,489   4,706    4.98      85,963    4,295     5.00     63,947     3,259     5.10
                                         ----------------             ----------------             -----------------

Net interest income.................              $ 3,554                      $ 3,160                       $ 2,775
                                                  =======                      =======                       =======
Net interest rate spread(2).........                         2.94%                         2.81%                         2.95%
                                                             ====                          ====                          ====

Net interest-earning assets.........     $ 9,781                      $ 9,490                      $11,014
                                         =======                      =======                      =======
Net yield on average interest-earning
  assets............................                         3.41%                         3.31%                        3.70%
                                                             ===                           ====                         ====
Average interest-earning assets to                110.35%                       111.04%                      117.22%
  average interest-earning liabilities            ======                        ======                       ======

---------------------

(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

(2) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.

         The following table presents the weighted average yields on loans, investments and other interest- earning assets, and the weighted average rates paid on deposits and borrowings and the resultant interest rate spreads at the dates indicated.

                                                               At June 30,
                                                       -------------------------
                                                       2000      1999      1998
                                                       -------------------------

Weighted average yield on:
  Loans receivable ............................        8.57%     8.44%     8.61%
  Investment securities .......................        6.23      5.92      5.94
  Other interest-earning assets ...............        6.41      5.50      5.86
Combined weighted average yield on interest- ..
 earning assets ...............................        8.04      7.81      7.93

Weighted average rate paid on:
  Passbook savings accounts ...................        3.29      1.55      2.36
  NOW accounts ................................        1.82      1.50      2.32
  Money market accounts .......................        4.35      3.47      3.87
  Certificates of deposit .....................        5.47      5.40      5.73
  Advances from borrowers for taxes & .........
   insurance ..................................          --        --      2.30
  FHLB advances ...............................        6.38      5.66      5.54
Combined weighted average rate paid on ........
 interest-bearing liabilities .................        5.12      4.60      4.98
Spread ........................................        2.92      3.21      2.95

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

                                                                  Year Ended June 30,
                                         -------------------------------------------------------------------
                                                 2000 vs. 1999                         1999 vs. 1998
                                         --------------------------------   --------------------------------
                                                Increase                     Increase
                                               (Decrease)        Total      (Decrease)              Total
                                                 Due to         Increase      Due to              Increase
                                         --------------------------------   --------------------------------
                                            Volume     Rate    (Decrease)     Volume      Rate    (Decrease)
                                         --------------------------------   --------------------------------
                                                                   (In Thousands)
Interest-earning assets:
  Loans receivable..................        $  779    $  (70)     $ 709      $  859      $ (18)      $ 841
  Investment securities.............            82        77        159         465        (12)        453
  FHLB stock........................            22         1         23          17         (2)         15
  Other interest-earning
   assets...........................           (90)        4        (86)         94         18         112
                                            -----------------------------    ------------------------------
Total interest-earning
  assets............................        $  793    $   12      $ 805      $1,435     $  (14)     $1,421
                                            =============================    ==============================

Interest-bearing liabilities:
 Certificates of Deposit............        $   30     $(113)     $   30     $   704     $ (51)     $  704
 NOW, money market, and
  passbook savings..................             8       (12)         (4)        177       (35)        142
 Advances from borrowers for
  taxes and insurance...............           ---        (1)         (1)        ---        (1)         (1)
  FHLB advances.....................           465        34         499         227        15         242
                                            -----------------------------    -----------------------------
Total interest-bearing
 liabilities........................        $  503    $  (92)      $ 411     $ 1,108    $   72     $ 1,036
                                            =============================    =============================
Net interest income.................                               $ 394                           $   385
                                                                   ======                          =======

Comparison of Operating Results For The Years Ended June 30, 2000 and 1999

         Performance Summary. Net income for the year ended June 30, 2000, increased by $185,000 or 22.26% to $1.0 million from $831,000 for the year ended June 30, 1999. The increase was primarily due to an increase in net interest income of $394,000 and an increase in non-interest income of $118,000, partially offset by an increase in income tax expense of $181,000, an increase in provision for loan loss of $74,000 and an increase in non-interest expense of $72,000. For the years ended June 30, 2000 and 1999, the return on average assets was 0.93% and 0.83%, respectively, while the return on average equity was 9.44% and 7.79%, respectively.

         Net Interest Income. For the year ended June 30, 2000, net interest income increased by $394,000 to $3.5 million from $3.1 million for the year ended June 30, 1999. Interest income increased $805,000 to $8.2 million for the year ended June 30, 2000 from $7.4 million for the year ended June 30, 1999, partially offset by a $411,000 increase in interest expense to $4.7 million for the year ended June 30, 2000 from $4.3 million for the year ended June 30, 1999. The net increase was primarily due to the increase in net interest- earning assets.

         For the year ended June 30, 2000, the average yield on interest-earning assets was 7.92% compared to 7.81% for the year ended June 30, 1999. The average cost of interest-bearing liabilities was 4.98% for the year ended June 30, 2000 compared to 5.00% for the year ended June 30, 1999. The average balance of interest-earning assets increased by $8.8 million to $104.3 million for the year ended June 30, 2000 from $95.5 million for the year ended June 30, 1999. During the same time period, the average balance of interest-bearing liabilities increased by $8.5 million to $94.5 million for the year ended June 30, 2000 from $86.0 million for the year ended June 30, 1999.

         The average interest rate spread was 2.94% for the year ended June 30, 2000 compared to 2.81% for the year ended June 30, 1999, primarily due to the increase in the percentage of loans receivable, which carry a higher interest rate than other interest earning assets.

         Provision for Loan Loss. For the year ended June 30, 2000, the provision for loan loss increased $74,000 to $187,000 from $113,000 for the year ended June 30, 1999. The primary reason for the increase in the provision was the increased size of the loan portfolio, particularly in commercial and agriculture loans which are considered to carry a higher risk of default than residential loans. Despite this increase, the Company's loan portfolio remains primarily residential mortgage loans and has experienced a minimal amount of charge-offs in the past three years. The allowance for loan losses of $648,000 or 0.77% of loans receivable, net at June 30, 2000 is an increase when compared to $472,000 or .65% of loans receivable, net at June 30, 1999. The allowance for loan losses as a percentage of non-performing assets was 72.33% at June 30, 2000 compared to 304.64% at June 30, 1999.

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

         Non-interest Income. For the year ended June 30, 2000, non-interest income increased $119,000 to $511,000 from $392,000 for the year ended June 30, 1999. The increase was primarily due to a $95,000 increase in bank service charges and fees, a $29,000 increase in investment commissions, and an $18,000 increase in insurance commissions, partially offset by a $25,000 decrease in securities gain, net.

         Bank service charges and fees increased $95,000 to $387,000 for the year ended June 30, 2000 from $292,000 for the year ended June 30, 1999. The increase was primarily due to a $78,000 increase in overdraft fees, a $14,000 increase in credit card related fees, and a $3,000 increase in ATM and debit card income. The investment center opened in July of 1999 and generated $29,000 in commissions during fiscal 2000. Insurance commissions increased $18,000 to $70,000 for the year ended June 30, 2000 from $52,000 for the year ended June 30, 1999. This increase was primarily due to increases in the volume of credit life and disability sales. Security gains, net decreased $25,000 to a loss of $9,000 for the year ended June 30, 2000 from a gain of $15,000 for the year ended June 30, 1999 due to the sale of two available-for-sale agency securities which contained call options. These instruments were sold to reduce Washington Federal's interest rate risk exposure.

         Non-interest Expense. For the year ended June 30, 2000, non-interest expense increased $72,000 to $2.1 million from $2.1 million for the year ended June 30, 1999. The increase was primarily due to a $55,000 increase in compensation and benefits, a $15,000 increase in data processing expenses and a $15,000 increase in other non-interest expenses, partially offset by an $8,000 decrease in occupancy and equipment expense and a $5,000 decrease in deposit insurance premiums.

         Compensation and benefits increased $55,000 to $1.1 million for the year ended June 30, 2000 from $1.1 million for the year ended June 30, 1999. This increase was primarily due to the increased level of staffing to prepare for the opening of Washington Federal's branch office, Richland Federal Savings, in Richland, Iowa. Data processing increased $15,000 to $102,000 for the year ended June 30, 2000 from $87,000 for the year ended June 30, 1999. This increase was primarily due to the expense of upgrading communication systems. Other non-interest expenses increased $15,000 to $564,000 for the year ended June 30, 2000 from $549,000 for the year ended June 30, 1999. This increase was primarily due to the increase in examination and auditing fees.

         Occupancy and equipment expenses decreased $8,000 to $217,000 for the year ended June 30, 2000 from $225,000 for the year ended June 30, 1999. This decrease was primarily due to a decrease in the accrual of real estate taxes and a decrease in the cost of equipment maintenance, partially offset by an increase in depreciation expense. FDIC deposit insurance premiums decreased $5,000 to $51,000 for the year ended June 30, 2000 from $56,000 for the year ended June 30, 1999. This decrease was primarily due to the decrease in Washington Federal's regulatory assessment rate.

         Income Tax Expense. Income tax expense increased $181,000 to $713,000 for the year ended June 30, 2000 from $532,000 for the year ended June 30, 1999. The increase was primarily due to the increase in income before income taxes. The effective income tax rates for the years ended June 30, 2000 and 1999 were 41.2% and 39.0%, respectively.

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

         Net Interest Income. For the year ended June 30, 1999, net interest income increased by $385,000 to $3.1 million from $2.7 million for the year ended June 30, 1998. Interest income increased $1.4 million to $7.4 million for the year ended June 30, 1999 from $6.0 million for the year ended June 30, 1998 partially offset by a $1.0 million increase in interest expense to $4.3 for the year ended June 30, 1999 from $3.3 million for the year ended June 30, 1998. The net increase was primarily due to the increase in net interest- earning assets.

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

         Non-interest expense. For the year ended June 30, 1999, non-interest expense increased $333,000 to $2.1 million from $1.7 million for the year ended June 30, 1998. The increase is primarily due to a $136,000 increase in compensation and benefits, an $88,000 increase in other expense, a $51,000 increase in goodwill, a $42,000 increase in occupancy and equipment, an $8,000 increase in deposit insurance premiums, and a $7,000 increase in data processing.

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

         Income tax expense. Income tax expense increased $92,000 to $532,000 for the year ended June 30, 1999 from $440,000 for the year ended June 30, 1998. The effective income tax rates for the years ended June 30, 1999 and 1998 were 39.0% and 34.8%, respectively. The increase was primarily due to the non-deductible goodwill expense.

Asset/Liability Management

         One of the Company's principal financial objectives is to achieve long-term profitability while reducing its exposure to fluctuations in interest rates. The Company has sought to reduce exposure of its earnings to changes in market interest rates by managing the mismatch between asset and liability maturities and interest rates. The principal element in achieving this objective has been to increase the interest-rate sensitivity of the Company's assets by originating loans with interest rates subject to periodic adjustments to market conditions. Accordingly, the Company's primary one- to four-family loan product has been a 3 year balloon loan. Balloon loans accounted for $33.6 million of its $84.0 million loan portfolio, or 40.0% at June 30, 2000. Adjustable rate loans account for an additional $12.3 million of its $84.0 million loan portfolio, or 14.6% at June 30, 2000.

         The Company has historically relied upon retail deposit accounts as its primary source of funds and will continue to do so. Management believes that retail deposit accounts and long term borrowings as sources of funds, compared to brokered deposits, reduce the effects of interest rate fluctuations because these deposits and borrowings generally represent more stable sources of funds.

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

         Presented on the following table, as of June 30, 2000, is an analysis of Washington Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points in accordance with OTS regulations. For example, a 300 basis point increase in interest rates would decrease Washington Federal's NPV by $1.3 million or 18% and a 300 basis point decrease in interest rates would increase Washington Federal's NPV by $69,000 or 1%. As previously mentioned, the OTS has informed Washington Federal that it is not subject to the IRR component as discussed above. Further, were Washington Federal subject to the IRR component at June 30, 2000, it would not have been considered to have had a greater than normal level of interest rate exposure and a deduction from capital would not have been required, although it is still subject to interest rate risk and, as can be seen below, increasing rates could reduce Washington Federal's NPV.

                               At June 30, 2000
--------------------------------------------------------------------------
                Net Portfolio Value               NPV as % of PV of Assets
-----------------------------------               ------------------------
Change in
  Rates        $ Amount    $ Change     % Change    NPV Ratio     Change
-------------------------------------------------------------------------

                        (Dollars in Thousands)
+300 bp          5,941      -1,290         -18%        6.77%      -126 bp
+200 bp          6,395        -837         -22%        7.20%       -73 bp
+100 bp          6,811        -400          -6%        7.59%       -34 bp
0 bp             7,232                                 7.93%
-100 bp          7,459         226           3%        8.09%       -15 bp
-200 bp          7,317          85           1%        7.87%        -6 bp
-300 bp          7,301          69           1%        7.78%       -16 bp


         Management of interest sensitivity of Rubio has historically been accomplished by matching the maturities of interest-earning assets and interest-bearing liabilities. The following table illustrates the asset/(liability) funding gaps for selected maturity periods as of June 30, 2000.

                                              Maturing Within
                                     ------------------------------    ------------------
                                       0-6         6-12       1-2         2-3
                                      Months      Months     Years       Years     Total
                                     ----------------------------------------------------
                                                    (Dollars in Thousands)
Assets
  Loans receivable ...............   $ 3,113     $ 2,588    $ 1,763    $ 1,894    $ 9,358
  Securities .....................       300       1,213      1,154      1,450      4,117
                                     ----------------------------------------------------
     Total interest-earning assets     3,413       3,801      2,917      3,344     13,475

Liabilities
  Interest-bearing deposits ......     6,964       3,508      1,564        211     12,247
                                     ----------------------------------------------------
Asset/(Liability) funding GAP ....   $(3,551)    $   293    $ 1,353    $ 3,133    $ 1,228
                                     ====================================================

GAP ratio (assets/liabilities) ...        49%        108%       187%     1,585%       110%

         Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. Although certain assets and liabilities may have similar maturities or periods within which they will reprice, they may react differently to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, the Company's primary loan products, the three-year balloon and adjustable rate loans, may permit the Company to adjust to changes in interest rates on a short- term basis and over the life of the asset. The proportion of three-year balloon and adjustable rate loans could be reduced in future periods if market interest rates decrease and remain at lower levels for a sustained period, due to increased refinance activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the table. Finally, the ability of many borrowers to service their three-year balloon and adjustable rate mortgage loans may decrease in the event of a sustained interest rate increase.

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

         The primary investing activity of the Company is originating mortgage loans to be held to maturity. For the fiscal years ended June 30, 2000, 1999, and 1998, the Company originated loans for its portfolio in the amount of $42.6 million, $42.1 million, and $32.1 million, respectively. These activities were funded primarily by deposits, principal repayments of loans and FHLB borrowings. FHLB borrowings have been less costly than new certificates of deposit, and less than other financing sources available.

         For investment and liquidity purposes, the Company maintains a portfolio of investment securities including U.S. Treasury securities, U.S. government agencies, state and political subdivisions, mortgage- backed securities and corporation and other securities.

         Washington Federal is required to maintain minimum levels of liquid assets under OTS regulations. Savings institutions are required to maintain an average daily balance of liquid assets (including cash, certain time deposits, and specified U.S. government, state or federal agency obligations) of not less than 4.0% of its average daily balance of net withdrawal accounts plus short-term borrowings. It is Washington Federal's policy to maintain its liquidity portfolio in excess of regulatory requirements. Washington Federal's liquidity ratios were 17.21%, 18.84% and 13.17%, respectively, at June 30, 2000, 1999 and 1998.

         Cash was generated by the Company's operating activities during the years ended June 30, 2000, 1999 and 1998, primarily as a result of net income. The adjustments to reconcile net income to net cash provided by operations during the periods presented consisted primarily of amortization of premiums and discounts on debt securities, depreciation expense, amortization of goodwill, deferred income taxes and increases and decreases in other assets and other liabilities. The primary investing activities of the Company are the origination of loans and the purchase of investment securities, which are funded with cash provided from operations and financing activities, as well as proceeds from amortization and prepayments on existing loans and proceeds from sales and maturities of securities. The Company's primary financing activities (other than the IPO in 1996) have consisted of deposits and borrowing/repayments with the FHLB of Des Moines.

         The Company's most liquid assets are cash and cash equivalents, which include unpledged U.S. Government agency securities and other short-term investments. At June 30, 2000, 1999 and 1998, cash and cash equivalents were $2.8 million, $2.6 million and $3.3 million, respectively.

         Liquidity management for the Company is both an ongoing and long-term function of the Company's asset/liability management strategy. Excess funds generally are invested in overnight deposits at the FHLB of Des Moines or at other financial institutions. Should the Company require funds beyond its ability to generate them internally, additional sources of funds are available through FHLB of Des Moines advances. The Company would pledge its FHLB of Des Moines stock and certain other assets as collateral for such advances. During fiscal 2000, 1999 and 1998, the Company used FHLB advances to meet cash flow requirements and finance loan growth. The FHLB advances are generally at a higher rate of interest than transaction and savings deposit accounts.

         At June 30, 2000, the Company had outstanding loan commitments of $3.9 million and undisbursed loans in process of $1.8 million. The Company anticipates it will have sufficient funds available to meet its current loan commitments, including loan applications received and in process prior to the issuance of firm commitments. Certificates of deposit which are scheduled to mature in one year or less at June 30, 2000 were $30.5 million. Based on past experience, management believes that a significant portion of such deposits will remain with the Company.

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

                                AUDITORS' REPORT

                                  [INSERT HERE]

                          AUDITED FINANCIAL STATEMENTS

                                  [INSERT HERE]

                               WASHINGTON BANCORP


                        DIRECTORS AND EXECUTIVE OFFICERS

Directors

Stan Carlson                                 Rick R. Hofer
President and Chief Executive                Personnel Manager,
Officer, Washington, Washington              Sitler Electric Supply

 Federal and President, Rubio

James D. Gorham                              Mary Levy
Sales Agent, Northwestern Mutual             Treasurer and co-owner, Mose Levy
 Life Insurance Co.                          Steel Company

Myron L. Graber                              Richard L. Weeks
Co-owner, Graber Home                        Owner, Sitler Electric Supply, Inc.
 Improvement, Inc.

J. Richard Wiley                             Dean Edwards
Chairman of the Board, Washington            Past President, Rubio Savings Bank
  and Washington Federal                     of Brighton
  Owner, Wiley Computer

Executive Officers

Stan Carlson                                 Leisha Linge
President and Chief Executive Officer        Executive Vice President and
                                             Treasurer

Jeff Johnson                                 Chris Davies
Vice President                               Vice President and Chief Executive
                                             Officer, Rubio Savings Bank of
                                             Brighton

                             STOCKHOLDER INFORMATION

Corporate Profile

         The Company is an Iowa corporation which was organized in 1995 by Washington Federal for the purpose of becoming a thrift institution holding company. Washington Federal was organized in 1934 and converted to a federal savings bank in 1994. In March 1996, Washington Federal converted to the stock form of organization and concurrently became the wholly-owned subsidiary of Washington through the sale and issuance of common stock. Rubio was acquired in January 1998. Washington Federal opened a branch in Wellman, Iowa in December 1998. Washington Federal opened a branch in Richland, Iowa in September 2000. The principal assets of the Company are the outstanding stock of the Banks, its wholly owned subsidiaries. The Company presently has no separate operations and its business consists only of the business of the Banks. The Banks' primary business consists of attracting deposits from the general public and using these deposits to provide financing for the purchase and construction of residential and, to a lesser extent, other properties.

Washington Federal Savings Bank          Washington Federal Savings Bank
Main Office                              Drive-thru Office

102 East Main Street                     220 East Washington Street
Washington, Iowa 52353                   Washington, Iowa 52353

Richland Federal Savings                 Wellman Federal Savings
Branch Office of Washington Federal      Branch office of Washington Federal

107 Richland Street                      801 Sixth Street
Richland, Iowa 52585                     Wellman, Iowa 52356

Rubio Savings Bank of Brighton
Main Office

122 East Washington Street
Brighton, Iowa 52540

Independent Auditors                     Local Counsel

McGladrey & Pullen, LLP                  Tindal, Erdahl, Goddard & Nestor, PLC
Town Centre, Suite 300                   Attorneys at Law
221 Third Avenue, SE                     305 West Main Street - Suite A
Cedar Rapids, Iowa 52401                 Washington, Iowa 52353

Transfer Agent                           Special Counsel

Registrar & Transfer Co.                 Silver, Freedman & Taff, L.L.P.
10 Commerce Drive                        1100 New York Avenue, N.W.
Cranford, New Jersey  07016              Washington, D.C.  20005

Form 10-KSB Report

         A copy of the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2000 including financial statements, as filed with the SEC, will be furnished without charge to stockholders of the Company upon written request to the Secretary, Washington Bancorp, 102 East Main Street, Washington, Iowa 52353.

Stock Listing

         The Company's common stock is reported on the National Daily Quotation Service by the National Quotation Bureau under the symbol "WBIO". As of August 31, 2000, the Company had 391 stockholders of record and 540,034 outstanding shares of common stock.

Price Range of Common Stock

         The table below shows the range of high and low inter-dealer prices. These prices do not include retail markups, markdowns or commissions and may not represent actual transactions. The table below also shows dividends paid by the Company.

                                               High        Low       Dividend
                                              -------------------------------


1997

First quarter..........................       $11.38     $10.63       $.08
Second quarter.........................       $12.63     $10.88       $.08
Third quarter..........................       $15.00     $12.88       $.10
Fourth quarter.........................       $15.35     $13.75       $.10

1998

First quarter..........................       $17.00     $15.50       $.10
Second quarter.........................       $17.75     $17.00       $.10
Third quarter..........................       $18.50     $18.00       $.12
Fourth quarter.........................       $18.675    $18.125      $.12

1999

First quarter..........................       $18.125    $17.00       $.12
Second quarter.........................       $17.00     $15.00       $.12
Third quarter..........................       $17.00     $15.00       $.12
Fourth quarter.........................       $15.50     $14.50       $.12

2000

First quarter..........................       $15.50     $13.25       $.12
Second quarter.........................       $13.25     $13.00       $---*
Third quarter..........................       $13.00     $12.75       $---*
Fourth quarter.........................       $13.75     $12.75       $---*


* As of July 1999 the Company announced its intention to pay dividends from time to time, as deemed appropriate, but in any event no more frequently than annually.

                               Washington Bancorp

                                 and Subsidiary

                          Consolidated Financial Report

                                  June 30, 2000

                                    Contents

--------------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT
--------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------

                          Independent Auditor's Report

To the Board of Directors
Washington Bancorp
Washington, Iowa

We have audited the accompanying consolidated statements of financial condition of Washington Bancorp and its subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Washington Bancorp and subsidiaries as of June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000 in conformity with generally accepted accounting principles.



/s/ McGLADREY & PULLEN, LLP




Cedar Rapids, Iowa
August 14, 2000

Washington Bancorp and Subsidiaries

Consolidated Statements of Financial Condition
June 30, 2000 and 1999

ASSETS                                                                           2000             1999
------------------------------------------------------------------------------------------------------
Cash and cash equivalents (Note 2):
   Interest-bearing ...................................................   $  1,859,278     $   901,346
   Noninterest-bearing ................................................        990,107       1,656,084
Investment securities (Notes 2 and 3):
   Held to maturity (fair value approximates $774,629 at June 30, 2000)        774,629         760,520
   Available-for-sale .................................................     21,602,351      20,695,366
Federal funds sold ....................................................        110,000       1,340,000
Loans receivable, net of allowance for loan losses of $647,605
   in 2000 and $472,187 in 1999 (Notes 4, 8 and 15) ...................     83,988,473      72,779,177
Accrued interest receivable (Note 5) ..................................      1,463,838       1,190,600
Federal Home Loan Bank stock ..........................................      1,729,600         860,000
Foreclosed real estate ................................................        271,302         235,914
Premises and equipment, net (Note 6) ..................................        818,228         874,551
Goodwill ..............................................................      1,185,964       1,280,526
Other assets ..........................................................        628,668         409,996
                                                                          -----------------------------
              Total assets ............................................   $115,422,438     $102,984,080
                                                                          =============================

LIABILITIES AND STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------------
Liabilities
   Deposits (Note 7):

      Noninterest-bearing .............................................   $  4,225,007    $  3,068,058
      Interest-bearing ................................................     69,072,090      76,621,408
                                                                          ----------------------------
              Total deposits ..........................................     73,297,097      75,689,466
   Borrowed funds (Notes 3 and 8) .....................................     30,193,250      15,706,290
   Advances from borrowers for taxes and insurance ....................        249,683         223,033
   Accrued expenses and other liabilities .............................        632,003         464,638
                                                                          ----------------------------
              Total liabilities .......................................    104,372,033      92,083,427
                                                                          ----------------------------
Commitments and Contingencies (Note 13)
Redeemable Common Stock Held by Employee Stock
   Ownership Plan (ESOP) (Note 9) .....................................        228,947         189,972
                                                                          ----------------------------
Stockholders' Equity (Note 12)
   Preferred stock, $.01 par value, authorized 1,000,000 shares;
      none issued and outstanding .....................................            - -             - -
   Common stock, $.01 par value, authorized 4,000,000 shares;
      issued 2000 and 1999 651,133 shares .............................          6,511           6,511
   Additional paid-in capital .........................................      6,169,796       6,150,310
    Retained earnings .................................................      7,333,909       6,384,863
   Accumulated other comprehensive (loss) .............................       (447,899)       (235,778)
                                                                          ----------------------------
                                                                            13,062,317      12,305,906
   Less:
      Cost of common shares acquired for the treasury
        2000 103,399 shares; 1999 50,935 shares .......................     (1,658,017)       (946,435)
      Deferred compensation (Note 9) ..................................        (21,060)        (79,098)
      Maximum cash obligation related to ESOP shares (Note 9) .........       (228,947)       (189,972)
      Unearned ESOP shares (Note 9) ...................................       (332,835)       (379,720)
                                                                          ----------------------------
              Total stockholders' equity ..............................     10,821,458      10,710,681
                                                                          ----------------------------
              Total liabilities and stockholders' equity ..............   $115,422,438    $102,984,080
                                                                          ============================

See Notes to Financial Statements.

Washington bancorp and Subsidiaries

Consolidated Statements of Income
Years Ended June 30, 2000, 1999 and 1998

                                                2000          1999         1998
----------------------------------------------------------------------------------
Interest and dividend income:
   Loans, including fees:
      First mortgage loans ...............   $4,301,666    $4,662,591   $4,156,209
      Consumer and other loans ...........    2,386,385     1,316,663      981,498
   Investment securities:
      Taxable ............................    1,428,419     1,342,164      806,851
      Nontaxable .........................       65,418        79,037       49,330
   Federal Home Loan Bank stock ..........       78,192        54,762       40,364
                                             -------------------------------------
              Total interest income ......    8,260,080     7,455,217    6,034,252
                                             -------------------------------------
Interest expense:
   Deposits (Note 7) .....................    3,325,496     3,413,212    2,619,618
   Borrowed funds ........................    1,380,504       881,818      639,162
                                             -------------------------------------
              Total interest expense .....    4,706,000     4,295,030    3,258,780
                                             -------------------------------------
              Net interest income ........    3,554,080     3,160,187    2,775,472
Provision for loan losses (Note 4) .......      186,500       112,500       89,000
                                             -------------------------------------
              Net interest income after
                 provision for loan losses    3,367,580     3,047,687    2,686,472
                                             -------------------------------------
Noninterest income:
   Securities gains (losses), net (Note 3)       (9,456)       15,205        5,383
   Service charges and fees ..............      387,345       292,013      217,871
   Insurance commissions .................       69,931        51,750       76,295
   Investment commissions ................       29,132           - -          - -
   Other .................................       33,923        33,348       20,404
                                             -------------------------------------
              Total noninterest income ...      510,875       392,316      319,953
                                             -------------------------------------
Noninterest expense:
   Compensation and benefits (Note 9) ....    1,120,107     1,064,847      929,224
   Occupancy and equipment ...............      217,059       224,963      183,009
   SAIF deposit insurance premium ........       50,788        56,699       48,365
   Data processing .......................      102,226        86,907       79,507
   Goodwill amortization .................       94,562        94,561       43,341
   Other .................................      564,034       548,804      460,463
                                             -------------------------------------
              Total noninterest expense ..    2,148,776     2,076,781    1,743,909
                                             -------------------------------------
              Income before income taxes .    1,729,679     1,363,222    1,262,516
Income tax expense (Note 10) .............      713,437       532,022      439,680
                                             -------------------------------------
              Net income .................   $1,016,242    $  831,200   $  822,836
                                             =====================================

Earnings per common share (Note 11):
   Basic .................................   $     1.86    $     1.48   $     1.36
                                             =====================================

   Diluted ...............................   $     1.83    $     1.44   $     1.33
                                             =====================================

Weighted average common shares for:

   Basic earnings per share ..............      545,963       563,303      603,589
                                             =====================================
   Diluted earnings per share ............      555,606       578,115      620,266
                                             =====================================

See Notes to Financial Statements.

Washington bancorp and Subsidiaries

Consolidated Statements of comprehensive income
Years Ended June 30, 2000, 1999 and 1998

                                                            2000         1999         1998
---------------------------------------------------------------------------------------------
Net income ...........................................   $1,016,242   $  831,200   $  822,836
                                                         ------------------------------------

Other comprehensive income, net of income taxes:
   Unrealized holding gains (losses) arising during
      the year, net of income taxes 2000 $148,513;
      1999 $135,393; 1998 $(3,688) ...................     (218,059)    (225,737)       6,175
   Reclassification adjustments for net losses (gains)
      realized in net income, net of income taxes
      2000 $(3,518); 1999 $5,671; 1998 $2,008 ........        5,938       (9,534)      (3,375)
                                                         ------------------------------------
              Other comprehensive income (loss) ......     (212,121)    (235,271)       2,800
                                                         ------------------------------------

              Comprehensive income ...................   $  804,121   $  595,929   $  825,636
                                                         ====================================

See Notes to Financial Statements.

Washington Bancorp and Subsidiaries

Consolidated Statements of Stockholders' Equity
(Notes 9, 12 and 17)
Years Ended June 30, 2000, 1999 and 1998

                                                                                                                  Cost Of
                                                                                                                  Common
                                                                                                   Accumumated    Shares
                                                                         Additional                  Other        Acquired
                                                   Preferred    Common    Paid-In     Retained    Comprehensive   For The
                                                     Stock       Stock    Capital     Earnings       Income       Treasury
----------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1997                             $     - -    $6,575   $6,150,032   $5,292,419  $   (3,307)    $  (85,827)
   Net income                                            - -       - -          - -      822,836         - -            - -
   Dividends ($0.44 per share)                           - -       - -          - -     (267,925)        - -            - -
   Acquisition of 16,500 shares of common stock
     for the treasury                                    - -       - -          - -          - -         - -       (307,938)
   Forfeiture of 1,754 shares under stock awards         - -       - -        3,507          - -         - -        (23,240)
     program
   Issuance of 2,127 shares under stock awards           - -       - -       10,051          - -         - -         30,234
     program
   Retire 6,386 shares of common stock from the          - -       (64)     (63,796)     (21,967)        - -         85,827
     treasury
   Stock options exercised for 1,096 shares              - -        11       12,319          - -         - -            - -
   Amortization of compensation under stock award        - -       - -          - -          - -         - -            - -
     program
   Allocation of ESOP shares                             - -       - -       31,501          - -         - -            - -
   Acquisition of 1,096 shares of common stock           - -       (11)     (20,950)         - -         - -            - -
     for retirement
   Other comprehensive income                            - -       - -          - -          - -       2,800            - -
   Change related to ESOP shares                         - -       - -          - -          - -         - -            - -
                                                   ------------------------------------------------------------------------
Balance, June 30, 1998                                   - -     6,511    6,122,664    5,825,363        (507)      (300,944)
   Net income                                            - -       - -          - -      831,200         - -            - -
   Dividends ($0.48 per share)                           - -       - -          - -     (271,700)        - -            - -
   Acquisition of 37,000 shares of common stock
      for the treasury                                   - -       - -          - -          - -         - -       (684,125)
   Issuance of 2,192 shares under stock awards           - -       - -       (2,181)         - -         - -         38,634
     program
   Amortization of compensation under stock award        - -       - -          - -          - -         - -            - -
     program
   Allocation of ESOP shares                             - -       - -       29,827          - -         - -            - -
   Other comprehensive income                            - -       - -          - -          - -    (235,271)           - -
   Change related to ESOP shares                         - -       - -          - -          - -         - -            - -
                                                   ------------------------------------------------------------------------
Balance, June 30, 1999                                   - -     6,511    6,150,310    6,384,863    (235,778)      (946,435)
   Net income                                            - -       - -          - -    1,016,242         - -            - -
   Dividends ($0.12 per share)                           - -       - -          - -      (67,196)        - -            - -
   Acquisition of 50,710 shares of common stock
      for the treasury                                   - -       - -          - -          - -         - -       (680,232)
   Forfeiture of 1,754 shares under stock awards         - -       - -        2,181          - -         - -        (31,350)
     program
   Amortization of compensation under stock award        - -       - -          - -          - -         - -            - -
     program
   Allocation of ESOP shares                             - -       - -       17,305          - -         - -            - -
   Other comprehensive income                            - -       - -          - -          - -    (212,121)           - -
   Change related to ESOP shares                         - -       - -          - -          - -         - -            - -
                                                   ------------------------------------------------------------------------
Balance, June 30, 2000                             $     - -    $6,511   $6,169,796   $7,333,909   $(447,899)   $(1,658,017)
                                                   ========================================================================

(Continued...)

See Notes to Financial Statements.

Washington Bancorp and Subsidiaries

Consolidated Statements of Stockholders' Equity (Notes 9, 12 and 17) Years Ended June 30, 2000, 1999 and 1998
(Continued)

                                                                 Maximum
                                                                  Cash
                                                                Obligation    Unearned       Total
                                                    Deferred    Related to      ESOP      Stockholders'
                                                  Compensation  ESOP Shares    Shares        Equity
-------------------------------------------------------------------------------------------------------
Balance, June 30, 1997                             $(151,739)    $(69,392)    $(463,330)   $10,675,431
   Net income                                            - -          - -           - -        822,836
   Dividends ($0.44 per share)                           - -          - -           - -       (267,925)
   Acquisition of 16,500 shares of common stock
     for the treasury                                    - -          - -           - -       (307,938)
   Forfeiture of 1,754 shares under stock awards      19,733          - -           - -            - -
     program
   Issuance of 2,127 shares under stock awards       (40,285)         - -           - -            - -
     program
   Retire 6,386 shares of common stock from the          - -          - -           - -            - -
     treasury
   Stock options exercised for 1,096 shares              - -          - -           - -         12,330
   Amortization of compensation under stock award     67,329          - -           - -         67,329
     program
   Allocation of ESOP shares                             - -          - -        40,200         71,701
   Acquisition of 1,096 shares of common stock           - -          - -           - -        (20,961)
     for retirement
   Other comprehensive income                            - -          - -           - -          2,800
   Change related to ESOP shares                         - -      (84,396)          - -        (84,396)
                                                   ----------------------------------------------------
Balance, June 30, 1998                              (104,962)    (153,788)     (423,130)    10,971,207
   Net income                                            - -          - -           - -        831,200
   Dividends ($0.48 per share)                           - -          - -           - -       (271,700)
   Acquisition of 37,000 shares of common stock
      for the treasury                                   - -          - -           - -       (684,125)
   Issuance of 2,192 shares under stock awards       (36,453)         - -           - -            - -
     program
   Amortization of compensation under stock award     62,317          - -           - -         62,317
     program
   Allocation of ESOP shares                             - -          - -        43,410         73,237
   Other comprehensive income                            - -          - -           - -       (235,271)
   Change related to ESOP shares                         - -      (36,184)          - -        (36,184)
                                                   ---------------------------------------------------
Balance, June 30, 1999                               (79,098)    (189,972)     (379,720)    10,710,681
   Net income                                            - -          - -           - -      1,016,242
   Dividends ($0.12 per share)                           - -          - -           - -        (67,196)
   Acquisition of 50,710 shares of common stock
      for the treasury                                   - -          - -           - -       (680,232)
   Forfeiture of 1,754 shares under stock awards      29,169          - -           - -            - -
     program
   Amortization of compensation under stock award     28,869          - -           - -         28,869
     program
   Allocation of ESOP shares                             - -          - -        46,885         64,190
   Other comprehensive income                            - -          - -           - -       (212,121)
   Change related to ESOP shares                         - -      (38,975)          - -        (38,975)
                                                   ---------------------------------------------------
Balance, June 30, 2000                             $ (21,060)   $(228,947)    $(332,835)   $10,821,458
                                                   ===================================================

Washington Bancorp and subsidiaries

Consolidated Statements of Cash Flows
Years Ended June 30, 2000, 1999 and 1998

                                                                                         2000             1999             1998
----------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
   Net income ..................................................................     $ 1,016,242      $   831,200      $   822,836
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Amortization of premiums and discounts on
        debt securities ........................................................          19,835          (58,188)          48,049
      Amortization of goodwill .................................................          94,562           94,561           43,341
      Provision for loan losses ................................................         186,500          112,500           89,000
      (Gain) loss on sale of investment securities .............................           9,456          (15,205)          (5,383)
      (Gain) on sale of foreclosed real estate .................................          (7,606)         (21,424)         (10,573)
      Depreciation .............................................................          88,106           77,289           70,548
      Compensation under stock awards ..........................................          28,869           62,317           67,329
      ESOP contribution expense ................................................          64,190           73,237           71,701
      Deferred income taxes ....................................................          14,000          (76,153)         (31,383)
      (Increase) in accrued interest receivable ................................        (273,238)        (230,936)         (87,398)
      (Increase) decrease in other assets ......................................          67,690         (134,582)        (171,664)
      Increase (decrease) in accrued expenses and
        other liabilities ......................................................          11,997           21,363         (140,901)
                                                                                     ---------------------------------------------
               Net cash provided by operating activities .......................       1,320,603          735,979          765,502
                                                                                     ---------------------------------------------
Cash Flows from Investing Activities
   Held-to-maturity securities:
      Maturities and calls .....................................................         198,750          368,250          153,250
      Purchases ................................................................        (215,000)             - -          (65,000)
   Available-for-sale securities:
      Sales ....................................................................       1,250,000        1,800,000        1,416,719
      Maturities ...............................................................       2,358,750       22,336,682       12,054,554
      Purchases ................................................................      (4,900,000)     (26,010,000)     (12,250,000)
   Federal funds sold, net .....................................................       1,230,000         (680,503)         527,272
   Purchase of Federal Home Loan Bank stock ....................................        (869,600)         (47,600)        (346,800)
   Loans made to customers, net ................................................     (11,423,578)      (7,221,225)      (5,584,292)
   Purchase of premises and equipment ..........................................         (31,783)        (152,033)         (93,489)
   Purchase of stock of Rubio Savings Bank of Brighton,
      net of cash and cash equivalents received (Note 16) ......................             - -              - -       (2,466,021)
                                                                                    ----------------------------------------------
              Net cash (used in) investing activities ..........................     (12,402,461)      (9,606,429)      (6,653,807)
                                                                                    ----------------------------------------------

Cash Flows from Financing Activities
   Net increase (decrease) in deposits .........................................    $ (2,392,369)    $  9,093,990     $  1,881,828
   Proceeds from Federal Home Loan Bank advances ...............................     524,350,000        9,500,000       50,450,000
   Principal payments on Federal Home Loan Bank
      advances .................................................................    (509,863,040)      (9,517,781)     (43,377,694)
   Net increase in advances from borrowers for taxes
      and insurance ............................................................          26,650            1,122           17,234
   Proceeds from issuance of common stock ......................................             - -              - -           12,330
   Acquisition of common stock .................................................        (680,232)        (684,125)        (328,899)
   Dividends paid ..............................................................         (67,196)        (271,700)        (267,925)
                                                                                    ----------------------------------------------
               Net cash provided by financing activities .......................      11,373,813        8,121,506        8,386,874
                                                                                    ----------------------------------------------

              Net increase (decrease) in cash and
                    cash equivalents ...........................................         291,955         (748,944)       2,498,569

Cash and cash equivalents:
   Beginning ...................................................................       2,557,430        3,306,374          807,805
                                                                                    ----------------------------------------------
   Ending ......................................................................    $  2,849,385     $  2,557,430     $  3,306,374
                                                                                    ==============================================

Washington Bancorp and subsidiaries

Consolidated Statements of Cash Flows
Years Ended June 30, 2000, 1999 and 1998

                                                                                         2000             1999             1998
----------------------------------------------------------------------------------------------------------------------------------
Supplemental Disclosures of Cash Flow Information
   Cash payments for:

      Interest paid to depositors ..............................................    $  3,292,959     $  3,434,349     $  2,562,216
      Interest paid on other obligations .......................................       1,371,867          881,818          639,162
      Income taxes, net of refunds .............................................         701,222          558,300          684,779

Supplemental Schedule of Noncash Investing and
   Financing Activities

   Transfers from loans to foreclosed real estate ..............................    $    114,811     $    485,722     $    110,427
   Contract sales of foreclosed real estate ....................................          72,250          271,233          121,000
   Stock issued under stock awards program .....................................             - -           36,453           40,285

   Acquisition of assets and  liabilities  from Rubio  Savings  Bank of Brighton
      (Note 16): Assets acquired:
        Cash and cash equivalents ..............................................                                      $  2,331,668
        Federal funds sold .....................................................                                         1,186,769
        Investment securities, held to maturity ................................                                         1,221,156
        Investment securities, available for sale ..............................                                        10,530,323
        Loans ..................................................................                                         7,848,923
        Premesis and equipment .................................................                                           226,634
        Goodwill ...............................................................                                         1,418,428
        Other assets ...........................................................                                           304,762
                                                                                                                      -------------
                                                                                                                        25,068,663
      Liabilities assumed:
        Deposits ...............................................................                                       (19,959,320)
        Other liabilities ......................................................                                          (311,654)
                                                                                                                      ------------
      Cash purchase price ......................................................                                      $  4,797,689
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

Certain significant estimates: The allowance for loan losses, fair values of securities and other financial instruments, and stock-based compensation expense involve certain significant estimates made by management. These estimates are reviewed by management routinely and it is reasonably possible that circumstances that exist at June 30, 2000 may change in the near-future and that the effect could be material to the consolidated financial statements.

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

Available-for-sale securities consist of debt securities not classified as trading or held to maturity. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, net of the related deferred tax effect, are reported as a separate component of stockholders' equity. There were no trading securities as of June 30, 2000 and 1999.

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

Valuations are periodically performed by management. If the carrying value of a property exceeds its estimated fair value less estimated selling expenses, either an allowance for losses is established, or the property's carrying value is reduced by a charge to income.

Credit related financial instruments: In the ordinary course of business, the Banks have entered into commitments to extend credit, including commitments under commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Transfers of financial assets: Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

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

Recently issued accounting standards: The Financial Accounting Standards Board has issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for all fiscal quarters of fiscal years beginning June 15, 2000. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. Management believes that adoption of this Statement will not have an effect on the Company's financial statements.

Fair value of financial instruments: FASB Statement No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating fair value of its financial instruments:

   Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

   Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

   Federal funds sold: The carrying amounts reported in the balance sheet for federal funds sold approximate their fair values.

   Loans and accrued interest receivable: For variable-rate loans that reprice frequently and have no significant change in credit risk, the fair values are based on carrying values. The fair values of other loans are determined using estimated future cash flows, discounted at the interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The carrying amount of accrued interest receivable approximates its fair value.

   Deposits: The fair values of demand deposits equal their carrying amounts which represent the amount payable on demand. The carrying amounts for money market and passbook savings accounts approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits. The carrying amount of accrued interest payable approximates its fair value.

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

Note 2.  Restrictions on Cash Due from Banks and Investments

Washington is required to maintain reserve balances in cash or on deposit with Federal Reserve Banks. The total of those reserve balances was approximately $25,000 at June 30, 2000 and 1999. In addition, Washington is required to maintain a minimum balance of unpledged cash and investment securities totaling approximately $3,010,000 and $2,228,000 as of June 30, 2000 and 1999,
respectively, to provide liquidity for deposits.

Note 3.  Investment Securities

The amortized cost and fair value of investment securities available for sale as of June 30, 2000 and 1999 are as follows:

                                                          Cost Or       Gross           Gross
                                                         Amortized    Unrealized      Unrealized      Fair
                                                            Cost         Gains         (Losses)       Value
                                                        ------------------------------------------------------
2000:
   U. S. Treasury securities ........................   $   299,993   $         7    $       - -   $   300,000
   U. S. Government agencies ........................    16,517,807           - -       (462,027)   16,055,780
   Corporations and other ...........................     5,185,907           - -       (265,731)    4,920,176
   State and political subdivisions .................       332,905           - -         (6,510)      326,395
                                                        ------------------------------------------------------
                                                        $22,336,612   $         7    $  (734,268)  $21,602,351
                                                        ======================================================

1999:
   U. S. Treasury securities ........................   $ 1,704,558   $     3,192    $       - -   $ 1,707,750
   U. S. Government agencies ........................    13,871,569           - -       (248,191)   13,623,378
   Corporations and other ...........................     5,053,899           179       (128,573)    4,925,505
   State and political subdivisions .................       442,485           257         (4,009)      438,733
                                                        ------------------------------------------------------
                                                        $21,072,511   $     3,628    $  (380,773)  $20,695,366
                                                        ======================================================

The amortized cost and fair value of investment securities held to maturity are as follows:

                                     Cost Or     Gross       Gross
                                    Amortized  Unrealized  Unrealized     Fair
                                       Cost      Gains      (Losses)      Value
                                    --------------------------------------------

State and political subdivisions:
2000 .............                  $774,629   $    - -    $     - -    $774,629
                                    ============================================

1999 .............                  $760,520   $    - -    $     - -    $760,520
                                    ============================================

The amortized cost and fair value of debt securities as of June 30, 2000 by contractual maturity are shown below.

                                                                                      Amortized      Fair
                                                                                         Cost        Value
                                                                                      ------------------------
Available for sale:
   Due in one year or less .........................................................  $ 1,312,397  $ 1,301,375
   Due after one year through five years ...........................................   16,430,754   15,851,313
   Due after five years through ten years ..........................................    3,293,965    3,181,204
   Due after ten years .............................................................    1,299,496    1,268,459
                                                                                      ------------------------
                                                                                       22,336,612   21,602,351
                                                                                      ------------------------
Held to maturity:
   Due in one year or less .........................................................      262,129      262,129
   Due after one year through five years ...........................................      267,500      267,500
   Due after five years through ten years ..........................................      245,000      245,000
                                                                                      ------------------------
                                                                                          774,629      774,629
                                                                                      ------------------------
                                                                                      $23,111,241  $22,376,980
                                                                                      ========================

Investment securities with a carrying amount of $1,260,631 and $3,741,599 at June 30, 2000 and 1999, respectively, were pledged as collateral on public deposits.

For the years ended June 30, 2000, 1999 and 1998, proceeds from sales of securities available for sale amounted to $1,250,000, $1,800,000 and $1,416,719, respectively.

Securities gains (losses) for the years ended June 30, 2000, 1999 and 1998 are as follows:

                                              2000         1999       1998
                                            -------------------------------

Realized gains .........................    $            $20,367    $ 5,383
Realized (losses) ......................     (9,456)      (5,162)       - -
                                            -------------------------------
                                            $(9,456)     $15,205    $ 5,383
                                            ===============================


Note 4.  Loans Receivable

Loans receivable are summarized as follows:
                                                           June 30,
                                                   ------------------------
                                                       2000         1999
                                                   ------------------------
Mortgage loans on real estate:
   Residential 1-4 family .......................  $50,766,522  $49,464,296
   Home equity and second mortgage ..............    2,430,726    1,257,725
   Multifamily and commercial real estate .......   13,726,769    8,611,583
   Construction loans ...........................    1,781,924      796,418
                                                   ------------------------
              Total mortgage loans ..............   68,705,941   60,130,022
Commercial loans ................................   10,963,334    8,714,483
Consumer and other loans:
   Automobile ...................................    4,141,674    3,161,472
   Other ........................................      825,129    1,245,387
                                                   ------------------------
              Total loans .......................   84,636,078   73,251,364
   Less allowance for loan losses ...............      647,605      472,187
                                                   ------------------------
                                                   $83,988,473  $72,779,177
                                                   ========================

Loans receivable are net of loans in process of $1,807,091 and $546,229 as of June 30, 2000 and 1999, respectively.

Activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                                 2000        1999        1998
                                               --------------------------------

Balance, beginning .........................   $472,187    $388,034    $225,650
   Provision charged to expense ............    186,500     112,500      89,000
   Charge-offs .............................    (44,033)    (47,208)    (46,428)
   Recoveries ..............................     32,951      18,861      14,638
   Allowance of Rubio at date of acquisition        - -         - -     105,174
                                               --------------------------------
Balance, ending ............................   $647,605    $472,187    $388,034
                                               ================================

Information regarding impaired loans is as follows:

   The Banks have no material loans receivable at June 30, 2000 and 1999 that they consider to be impaired that are not part of a homogenous group of loans. Accordingly, no separate allowance has been provided for these loans.

Note 5.  Accrued Interest Receivable

Accrued interest receivable at June 30 is summarized as follows:

                                               2000          1999
                                            ------------------------

Investment securities ...................   $  388,206    $  324,475
Loans receivable ........................    1,075,632       866,125
                                            ------------------------
                                            $1,463,838    $1,190,600
                                            ========================

Note 6.  Premises and Equipment

Premises and equipment consisted of the following at June 30:

                                                              2000       1999
                                                          ----------------------

Land ..........................................           $   83,080  $   83,080
Building ......................................              812,799     812,799
Furniture, fixtures and equipment .............              777,698     745,915
                                                          ----------------------
                                                           1,673,577   1,641,794
Less accumulated depreciation .................              855,349     767,243
                                                          ----------------------
                                                          $  818,228  $  874,551
                                                          ======================


Note 7.  Deposits

Deposits at June 30 are as follows:

                                   Weighted
                                   Average
                                   Rate At           2000                 1999
                                   June 30, -------------------   -------------------
                                     2000      Amount   Percent      Amount   Percent
                                            -------------------   -------------------
Demand and NOW accounts,
   including noninterest-bearing
   deposits 2000 $4,225,007;
   1999 $3,068,058 .............     0.98   $ 9,459,327   12.9%   $ 8,536,323   11.3%
Money market ...................     4.35    11,580,033   15.8     11,470,925   15.1
Passbook savings ...............     3.29     5,531,253    7.6      5,728,502    7.6
                                            -----------------------------------------
                                             26,570,613   36.3     25,735,750   34.0
                                            -----------------------------------------
Certificates of deposit:
   2.01% to 3% .................     2.61       260,335    0.4        360,797    0.5
   2.01% to 3% .................     3.12       185,203    0.2
   4.01% to 5% .................     4.59     9,843,292   13.4     11,423,071   15.1
   5.01% to 6% .................     5.43    21,965,258   30.0     31,958,585   42.2
   6.01% to 7% .................     5.67    14,472,396   19.7      6,211,263    8.2
                                            -----------------------------------------
                                             46,726,484   63.7     49,953,716   66.0
                                            -----------------------------------------
                                     4.44   $73,297,097  100.0%   $75,689,466  100.0%
                                            =========================================

The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $3,282,000 and $3,233,000 at June 30, 2000 and 1999, respectively. Deposits in excess of $100,000 are not insured by the FDIC.

At June 30, 2000, scheduled maturities of certificates of deposit are as follows:

                                                  Year Ending June 30,
                   -----------------------------------------------------------------------------------
                       2001          2002          2003          2004           2005          Total
                   -----------------------------------------------------------------------------------
2% to 3%           $   260,335   $       - -   $       - -   $       - -    $       - -    $   260,335
3.01% to 4%            185,203           - -           - -           - -            - -        185,203
4.01% to 5%          8,440,318     1,133,472       269,502           - -            - -      9,843,292
5.01% to 6%          8,911,401     9,933,057     1,917,641       921,786        281,373     21,965,258
6.01% to 7%         12,744,960       573,981     1,062,703        90,752            - -     14,472,396
                   -----------------------------------------------------------------------------------
                   $30,542,217   $11,640,510   $ 3,249,846   $ 1,012,538    $   281,373    $46,726,484
                   ===================================================================================

Interest expense on deposits for the years ended June 30 is summarized as follows:

                                           2000       1999        1998
                                       ----------------------------------

Money market ........................  $  420,364  $  404,713  $  360,080
Passbook savings ....................     175,702     184,866     116,880
NOW .................................     100,135     111,094      82,454
Certificates of deposit .............   2,629,295   2,712,539   2,060,204
                                       ----------------------------------
                                       $3,325,496  $3,413,212  $2,619,618
                                       ==================================



Note 8.  Borrowed Funds

Borrowed funds at June 30 are as follows:

                                                           2000         1999
                                                       ------------------------

Short-term advances from the Federal Home Loan Bank .. $24,500,000 $ 8,750,000 Long-term advances from the Federal Home Loan Bank ... 5,693,250 6,956,290
                                                       ------------------------
                                                       $30,193,250  $15,706,290
                                                       ========================

Pursuant to collateral agreements with the Federal Home Loan Bank (FHLB), these advances are collateralized by all the Institution's stock in the FHLB and qualifying first mortgage loans with a face amount of $43,836,000. Of this total, $7,500,000 of the advances are callable every three months thereafter with a three calendar day notice. Therefore, these advances are categorized as maturing within one year per the schedule below.

Advances at June 30, 2000 have maturity dates as follows:

  Year Ending                                                         June 30,
    June 30,                   Interest Rate                            2000
-------------------------------------------------------------------------------

   2001                        5.31% to 6.33%                       $24,779,115
   2002                        5.79% to 6.33%                           296,174
   2003                        5.41% to 6.33%                           814,275
   2004                        5.79% to 6.33%                           333,481
   2005                        5.79% to 6.33%                           353,868
   Thereafter                  5.79% to 6.33%                         3,616,337
                                                                    -----------
                                                                    $30,193,250
                                                                    ===========



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

As shares are released, the Company reports compensation expense equal to the current fair value of the shares, and the shares become outstanding for earnings-per-share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense totaled $69,872, $74,924 and $68,865 for the years ended June 30, 2000, 1999 and
1998, respectively.

Shares of common stock held by the ESOP at June 30, 2000 and 1999 are as follows:

                                                            2000      1999
                                                          -------------------

Allocated shares ..................................       $ 16,884   $ 12,376
Shares released for allocation ....................          2,435      2,254
Unreleased (unearned) shares ......................         33,283     37,972
                                                          -------------------
                                                          $ 52,602   $ 52,602
                                                          -------------------
Fair value of unreleased (unearned) shares ........       $713,283   $576,795
                                                          ===================

The ESOP plan may allow, at the discretion of the Advisory Committee, employees to elect to defer up to fifteen percent of compensation annually. The Company may, at the discretion of the Advisory Committee, make matching contributions on an annual basis. For the years ended June 30, 2000, 1999 and 1998, $7,225, $6,005 and $2,503, respectively, was charged to expense.

Defined contribution plan:
-------------------------

Rubio has a defined contribution retirement plan covering substantially all of its employees. Contributions, which are 10% of each covered employee's compensation, totaled $18,640, $18,920 and $5,961 for the years ended June 30, 2000, 1999 and 1998, respectively.

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

                                              2000      1999        1998
                                           -------------------------------

Pro forma net income ................      $989,015   $806,468    $781,465
Pro forma earnings per share:
   Basic ............................          1.81       1.43        1.29
   Diluted ..........................          1.78       1.39        1.26

The pro forma effects of applying SFAS No. 123 are not indicative of future amounts.

The fair value of each grant and award is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 1999 and 1998: dividend rates of 2.2% and 1.9%; price volatility of 22.79% and 8.25%; risk-free interest rates of 6.0%; and expected life of 5 years.

Stock options: During the year ended June 30, 1997, the Company adopted a stock option plan for certain officers and directors whereby up to 65,751 shares were reserved for grants. The Board has granted options at prices equal to the fair value of the stock on the dates of the grants. All options are for a term of ten years and 20% become exercisable each year for the next five years.

A summary of the status of the Company's stock option plan is as follows:

                                                                    Weighted-
                                                                     Average
                                                                    Exercise
                                                         Shares       Price
                                                         -------------------

Outstanding at June 30, 1998 ..................           47,121      $11.71
   Granted ....................................            5,479       16.63
   Exercised
   Forfeited
                                                         -------------------
Outstanding at June 30, 1999 ..................           52,600       12.22
   Granted
   Exercised
   Forfeited ..................................           (5,479)      16.63
                                                         -------------------
Outstanding at June 30, 2000 ..................           47,121       11.71
                                                         ===================

                                                  2000        1999        1998
                                                --------------------------------
Weighted-average fair value per option of
     options granted during the year ......     $    - -     $  4.16    $   3.27
                                                ================================

Other pertinent information related to the options outstanding at June 30, 2000 is as follows:

                            Remaining
     Number     Exercise   Contractual     Number
  Outstanding    Price        Life       Exercisable
----------------------------------------------------

    44,303      $ 11.25      6 Years       26,589
     2,818        18.94      7 Years        1,128
-----------------------                  -----------
    47,121      $ 11.71                    27,717
=======================                  ===========

Stock awards: The Company adopted a recognition and retention plan in October 1996 whereby 26,300 shares of common stock have been reserved for issuance to certain executive officers and directors. Shares awarded under the plan vest in five equal annual installments, beginning on the anniversary of the grants. During the year ended June 30, 2000, 1999 and 1998, awards were granted for no shares, 2,192 shares and 2,127 shares, respectively, with a fair value of none, $16.63 and $18.94 per share at the date of the grant, respectively.

The expense under the plan is based upon the fair value of the shares on the date of the grant, allocated over the five-year term of vesting. The expense for the years ended June 30, 2000, 1999 and 1998 totaled $28,869, $62,317 and
$67,329, respectively. Shares of common stock are issued upon vesting.

Note 10.  Income Taxes

Net deferred income tax assets (liabilities) consist of the following components as of June 30, 2000 and 1999:

                                                      2000      1999
                                                    ------------------
Deferred tax assets:
   Unrealized loss on investment securities
      available for sale .........................  $286,363  $141,368
   Accrued compensation ..........................    26,272    29,387
   Allowance for loan losses .....................   168,845   147,888
   Other .........................................     7,640
                                                    ------------------
                                                     489,120   318,643
                                                    ------------------
Deferred tax liabilities:
   Recapture of allowance for loan losses ........   104,032   130,040
   FHLB stock dividends ..........................    44,067    44,067
   Premises and equipment ........................    91,735    87,556
   Accrued expenses ..............................    28,374    32,201
   Loan origination fees and costs ...............    68,170       - -
   Other .........................................     3,379     6,411
                                                    ------------------
                                                     339,757   300,275
                                                    ------------------
              Net deferred tax asset .............  $149,363  $ 18,368
                                                    ==================

The net change in the deferred income taxes is reflected in the financial statements for the years ended June 30, 2000, 1999 and 1998 as follows:

                                                       2000       1999       1998
                                                    -------------------------------
Statement of income .............................   $ (14,000)  $ 76,153   $ 31,383
Statement of stockholders' equity* ..............     144,995    141,064     (1,680)
Deferred taxes related to acquisition of Rubio ..         - -        - -   (122,753)
                                                    -------------------------------
                                                    $130,995    $217,217   $(93,050)
                                                    ===============================

* Change in deferred taxes related to unrealized loss on investment securities available for sale.

The provision for income taxes charged to operations for the years ended June 30, 2000, 1999 and 1998 consisted of the following:

                                              2000       1999       1998
                                            ------------------------------

Current .................................   $699,437   $608,175   $471,063
Deferred ................................     14,000    (76,153)   (31,383)
                                            ------------------------------
                                            $713,437   $532,022   $439,680
                                            ==============================

The income tax provision differs from the amount of income tax determined by applying the U. S. Federal income tax rate to pretax income for the years ended June 30, 2000, 1999 and 1998 due to the following:

                                                Years Ended June 30,
                           -----------------------------------------------------------------
                                  2000                   1999                  1998
                           --------------------  -------------------  ----------------------
                                          % Of                 % Of                    % Of
                                         Pretax               Pretax                  Pretax
                            Amount       Income    Amount     Income   Amount         Income
                          ------------------------------------------------------------------
Computed "expected"
   tax expense ........   $ 605,388       35.0%  $ 477,128     35.0%  $  441,881       35.0%
Tax-exempt interest ...     (23,754)      (1.4)    (34,454)    (2.5)     (26,760)      (2.1)
State income taxes, net
   of federal benefit .      62,376        3.6      50,009      3.7       37,811        3.0
Nondeductible goodwill
   amortization .......      33,097        1.9      33,097      2.4       15,169        1.2
Other, net ............      36,330        2.1       6,242      0.4      (28,421)      (2.3)
                          ------------------------------------------------------------------
                          $ 713,437       41.2%  $ 532,022     39.0%  $  439,680       34.8%
                          ==================================================================

Note 11.  Earnings Per Share

Basic and diluted earnings per share are calculated as follows:

                                                                 Year Ended June 30,
                                                         ------------------------------------
                                                            2000         1999         1998
                                                         ------------------------------------
Basic earnings per share:
   Net income available to common stockholders, basic .  $1,016,242   $  831,200   $  822,836
                                                         ====================================

   Weighted average shares outstanding, basic .........     545,963      563,303      603,589
                                                         ====================================

   Basic earnings per share ...........................  $     1.86   $     1.48   $     1.36
                                                         ====================================

Diluted earnings per share:
   Net income available to common shareholders, diluted
      (Note 1) ........................................  $1,016,242   $  831,200   $  822,836
                                                         ====================================

   Weighted average shares outstanding, basic .........     545,963      563,303      603,589
      Effect of dilutive securities, stock options ....       9,643       14,812       16,677
                                                         ------------------------------------
   Weighted average shares outstanding, diluted .......     555,606      578,115      620,266
                                                         ====================================

   Diluted earnings per share .........................  $     1.83   $     1.44   $     1.33
                                                         ====================================

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

A comparison of the Banks' capital as of June 30, 2000 and 1999 with the minimum requirements is presented below:

                                                    Actual
                                             ----------------------   Minimum
                                               2000          1999   Requirements
                                             -----------------------------------
Washington:
   Tangible capital .................          7.97%          8.53%        1.5%
   Risk-based capital ...............         12.32          12.92         8.0
   Core capital .....................          7.97           8.53         4.0

According to the Office of Thrift Supervision ("OTS"), Washington is considered to be "well capitalized."

                                                   Actual
                                              ------------------      Minimum
                                              2000        1999      Requirements
                                              ----------------------------------

Rubio:
   Tier 1 risk-based capital ........         15.4%        20.7%        4.0%
   Total risk-based capital .........         16.6         21.7         8.0
   Leverage ratio ...................         10.6         11.1         3.0

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

                                                     Contract Or
                                                   Notional Amount
                                               ------------------------
                                                June 30,       June 30,
                                                  2000          1999
                                               ------------------------
Financial instruments whose contract
  amounts represent credit risk,
  commitments to extend credit:

   First mortgage loans ................       $2,847,198    $1,910,601
   Consumer and other loans ............        2,890,459     1,412,509
                                               ------------------------
                                               $5,737,657     3,323,110
                                               ========================

The above commitments are to make fixed rate loans with a June 30, 2000 and 1999 weighted average interest rate of 8.97% and 8.52%, respectively.

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

Concentrations of credit risk: Most of the Banks' lending activity is with customers located within the state. The Banks generally originate single-family residential loans within its primary lending area of southeastern Iowa. The Banks' underwriting policies require such loans to be an 85% loan to value based upon appraised values. These loans are secured by the underlying properties. The Banks are also active in originating secured consumer loans to its customers, primarily automobile and home equity loans. As of June 30, 2000, the Banks have approximately $14,760,000 of agriculturally dependent loans.

Note 14.  Fair Value of Financial Instruments

The carrying value and estimated fair values of financial instruments at June 30, 2000 and 1999 are as follows:

                                                             2000                       1999
                                                     ------------------------  ------------------------
                                                                   Estimated                 Estimated
                                                      Carrying       Fair       Carrying       Fair
                                                       Amount        Value       Amount        Value
                                                     ------------------------  ------------------------
Financial assets:
   Cash and cash equivalents ......................  $ 2,849,385  $ 2,849,385  $ 2,557,430  $ 2,557,430
   Investment securities:
      Held to maturity ............................      774,629      774,629      760,520      760,520
      Available-for-sale ..........................   21,602,351   21,602,351   20,695,366   20,695,366
   Federal funds sold .............................      110,000      110,000    1,340,000    1,340,000
   Loans ..........................................   83,988,473   82,934,380   72,779,177   72,830,503
   Accrued interest receivable ....................    1,463,838    1,463,838    1,190,600    1,190,600
Financial liabilities:
   Deposits .......................................   73,297,097   73,622,836   75,689,466   76,479,543
   Borrowed funds .................................   30,193,250   29,559,753   15,706,290   15,225,298
   Accrued interest payable .......................      420,601      420,601      388,063      388,063

                                                      Face                       Face
                                                      Amount                     Amount
                                                     ----------                ----------
Off-balance sheet instruments,
   loan commitments ...............................  $ 5,737,657  $       - -  $ 3,323,110   $      - -

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

Aggregate loan transactions with related parties were as follows:

                                                 Year Ended June 30,
                                             --------------------------
                                                2000           1999
                                             --------------------------

Balance, beginning ....................      $  950,265     $   791,826
   New loans ..........................         689,250       1,174,375
   Repayments .........................        (295,960)     (1,015,936)
                                             --------------------------
Balance, ending .......................      $1,343,555     $   950,265
                                             ==========================

Maximum balance during the year .......      $1,411,639     $ 1,085,305
                                             ==========================

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

Unaudited proforma net income and earnings per share for 1998, as though Rubio had been acquired as of July 1, 1997 are not significantly different than the reported amounts of the Company.


Note 17.  Parent Company Only Financial Information

Following is condensed financial information of the Company (Parent Company only):

                                WASHINGTON BANCORP

                   CONDENSED STATEMENTS OF FINANCIAL CONDITION
                           As Of June 30, 2000 and 1999

ASSETS                                                                                    2000           1999
-----------------------------------------------------------------------------------------------------------------

Cash ...............................................................................   $   432,621    $     4,632
Investment in subsidiary banks, at cost plus equity in
   undistributed earnings ..........................................................    10,516,430     10,526,726
Other assets .......................................................................       102,614        369,295
                                                                                       --------------------------
                                                                                       $11,051,665    $10,900,653
                                                                                       ==========================

LIABILITIES AND STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------

Liabilities, accrued expenses and other liabilities ................................   $     1,260    $       - -
                                                                                       --------------------------
Redeemable common stock held by Employee Stock
   Ownership Plan (ESOP) ...........................................................       228,947        189,972
                                                                                       --------------------------
Stockholders' equity:
   Preferred stock

   Common stock ....................................................................         6,511          6,511
   Additional paid-in capital ......................................................     6,169,796      6,150,310
   Retained earnings ...............................................................     7,333,909      6,384,863
   Accumulated other comprehensive income, unrealized (losses)
      on debt securities, net ......................................................      (447,899)      (235,778)
                                                                                       --------------------------
                                                                                        13,062,317     12,305,906
   Less:
      Cost of common shares acquired for the treasury
        2000 103,399 shares; 1999 50,935 shares ....................................    (1,658,017)      (946,435)
      Deferred compensation ........................................................       (21,060)       (79,098)
      Maximum cash obligation related to ESOP shares ...............................      (228,947)      (189,972)
      Unearned shares, Employee Stock Ownership Plan ...............................      (332,835)      (379,720)
                                                                                       --------------------------
                                                                                        10,821,458     10,710,681
                                                                                       --------------------------
                                                                                       $11,051,665    $10,900,653
                                                                                       ==========================

                       WASHINGTON BANCORP

                      STATEMENTS OF INCOME
            Years Ended June 30, 2000, 1999 and 1998

                                                               2000          1999          1998
--------------------------------------------------------------------------------------------------
Dividends from subsidiaries .............................   $  914,560    $  782,292    $2,800,000
Interest income .........................................          - -         2,043         5,666
Miscellaneous income ....................................        7,762         8,359            25
Miscellaneous expense ...................................      (43,715)      (46,663)      (60,593)
                                                            --------------------------------------
              Income (loss) before equity in
                  subsidiaries' undistributed
                  income and taxes on income ............      878,607       746,031     2,745,098
Equity in undistributed net income (loss) of subsidiaries      137,635        71,919    (1,945,071)
                                                            --------------------------------------
              Income before taxes on income .............    1,016,242       817,950       800,027
Federal and state income taxes (credits) ................          - -       (13,250)      (22,809)
                                                            --------------------------------------
              Net income ................................   $1,016,242    $  831,200    $  822,836
                                                            ======================================

                         WASHINGTON BANCORP

                      STATEMENTS OF CASH FLOWS
              Years Ended June 30, 2000, 1999 and 1998

                                                           2000           1999          1998
-----------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
   Net income ........................................  $ 1,016,242   $   831,200   $   822,836
   Adjustments to reconcile net income to net cash
      provided by (used in) operations:
      Equity in net income of subsidiaries ...........   (1,052,195)     (854,211)     (854,929)
      (Increase) decrease in other assets ............      266,681      (302,007)      114,853
      Increase (decrease) in accrued expenses and
        other liabilities ............................        1,260       (17,943)        4,338
                                                        ---------------------------------------
              Net cash provided by (used in) operating
                  activities .........................      231,988      (342,961)       87,098
                                                        ---------------------------------------

Cash Flows from Investing Activities

   Dividends received from subsidiaries ..............      914,560       782,292     2,800,000
   Return of equity from subsidiaries ................          - -           - -     1,000,000
   Purchase of stock of Rubio ........................          - -           - -    (4,797,689)
                                                        ---------------------------------------
              Net cash provided by (used in) investing
                  activities .........................      914,560       782,292      (997,689)
                                                        ---------------------------------------

Cash Flows from Financing Activities
   Proceeds from issuance of shares of common stock ..          - -           - -        12,330
   Payments received from subsidiary for compensation
      under stock awards .............................       28,869        62,317        67,329
   Acquisition of common stock .......................     (680,232)     (684,125)     (328,899)
   Dividends paid ....................................      (67,196)     (271,700)     (267,925)
                                                        ---------------------------------------
              Net cash (used in) financing activities      (718,559)     (893,508)     (517,165)
                                                        ---------------------------------------

              Increase (decrease) in cash ............      427,989      (454,177)   (1,427,756)

Cash balance:
   Beginning .........................................        4,632       458,809     1,886,565
                                                        ---------------------------------------
   Ending ............................................  $   432,621   $     4,632   $   458,809
                                                        =======================================

Supplemental Disclosures
   Cash payments for income taxes, net of payments
      from subsidiary ................................  $   120,035   $   221,103   $   148,806
