Form 10KSB, Exhibit 13
period 2001-06-30
WASHINGTON BANCORP
filed 2001-09-28
CIK 1002907

Washington Bancorp

                               2001 Annual Report

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






CONSOLIDATED FINANCIAL HIGHLIGHTS

June 30, 2001
(Dollars in Thousands)

Total assets...........................          $119,692
Total loans, net.......................            84,095
Investment securities and other
  earning assets.......................            30,802
Deposits...............................            72,904
Borrowings.............................            33,835
Net income.............................             1,093
Stockholders' equity...................            11,616
Stockholders' equity as a percent of
  assets...............................             9.71%





                                 ANNUAL MEETING

                The Annual Meeting of Stockholders of Washington
              Bancorp will be held on October 16, 2001 at 4:00 P.M.
                at the office of the Company, located at 102 East
                         Main Street, Washington, Iowa.

                               WASHINGTON BANCORP

                              102 East Main Street
                             Washington, Iowa 52353

                               September 20, 2001



Dear Stockholders:

It is with pleasure and pride that the board of directors, the officers and the staff of Washington Bancorp present our sixth annual report. In 1996, when our organization became a public stock corporation, our total assets were $60,891,000. When our year ended June 30, 2001, those assets had grown to $119,692,000, an increase of more than 96.5%.

The Washington Bancorp family of banks continues to grow. Washington
Bancorp has two subsidiary banks -- Washington Federal Savings Bank and Rubio Savings Bank of Brighton. In 1998, we opened our first branch office of Washington Federal Savings Bank in Wellman, Iowa. In September of 2000 we opened our second branch office of Washington Federal Savings Bank in Richland, Iowa. Our commitment to Wellman Federal Savings and Richland Federal Savings has been warmly welcomed by those communities. Both locations are being served by advisory boards comprised of local residents to ensure that we are meeting the local needs.

Our mission at Washington Bancorp is for our community-involved financial institutions to offer diversified services by friendly and competent staff committed to developing lasting customer relationships. The annual report and the annual meeting are for you, our stockholders, as we invite your participation on Tuesday, October 16, 2001 at 4:00 p.m. at Washington Bancorp's main office located at 102 East Main Street, Washington, Iowa.

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

                                                                               At June 30,
                                                     -------------------------------------------------------
                                                          2001       2000       1999        1998      1997
                                                     -------------------------------------------------------
                                                                       (Dollars in Thousands)
Selected Financial Condition Data:
Total assets ........................................   $119,692   $115,422   $102,984   $ 94,327   $ 64,875
Loans receivable, net ...............................     84,095     83,988     72,779     65,885     52,530
Cash and cash equivalents ...........................      3,141      2,849      2,557      3,306        808
Investment securities ...............................     23,233     22,377     21,456     20,254      9,850
Investment in Federal Home Loan Bank ("FHLB")  Stock       1,756      1,729        860        812        466
Goodwill, net .......................................      1,091      1,186      1,281      1,375       --
Deposits ............................................     72,904     73,297     75,689     66,595     44,754
Borrowed funds ......................................     33,835     30,193     15,706     15,724      8,652
Stockholders' equity ................................     11,616     10,821     10,711     10,971     10,675

                                                 Year Ended June 30,
                                      ------------------------------------------
                                       2001     2000     1999     1998     1997
                                      ------------------------------------------
                                                (Dollars in Thousands)

Selected Operations Data:
Total interest income .............   $8,874   $8,260   $7,455   $6,034   $4,990
Total interest expense ............    5,289    4,706    4,295    3,259    2,553
                                      ------------------------------------------
  Net interest income .............    3,585    3,554    3,160    2,775    2,437
Provision for loan losses .........      136      187      112       89       40
                                      ------------------------------------------
                                       3,449    3,367    3,048    2,686    2,397
Total noninterest income ..........      683      511      392      320      231
Total noninterest expense .........    2,363    2,149    2,077    1,744    1,712
                                      ------------------------------------------

Income before income taxes ........    1,769    1,729    1,363    1,262      916
Income tax expense ................      676      713      532      439      351
                                      ------------------------------------------
Net income ........................   $1,093   $1,016   $  831   $  823   $  565
                                      ==========================================
Earnings per common share:
  Basic ...........................   $ 2.21   $ 1.86   $ 1.48   $ 1.36   $ 0.92
                                      ==========================================

  Diluted .........................   $ 2.16   $ 1.83   $ 1.44   $ 1.33   $ 0.91
                                      ==========================================


                                                                               Year Ended June 30,
                                                                   ---------------------------------------------
                                                                    2001      2000      1999      1998     1997
                                                                   ---------------------------------------------
Selected Financial Ratios and Other Data:
Performance Ratios:
  Return on assets (ratio of  net  earnings to average .....
    total assets) ..........................................        0.95%     0.93%     0.83%     1.06%    0.90%
Interest rate spread information:
  Average during period ....................................        2.72      2.94      2.81      2.95     3.09
  End of period ............................................        3.13      2.92      3.21      2.95     3.09
  Net interest margin(1) ...................................        3.25      3.41      3.31      3.70     3.97
  Ratio of operating expense to  average total assets ......        2.04      1.96      2.18      2.24     2.72
  Return on equity (ratio of net  income to average equity)        10.04      9.44      7.79      7.56     5.34

Quality Ratios:
  Non-performing assets to total  assets at end of period(2)        0.60      0.57      0.15      0.09     0.35
  Allowance for loan losses to non-performing loans ........       85.13     99.91    304.64    435.99    98.52

Capital Ratios:
  Equity to total assets at end of period ..................        9.71      9.38     10.40     11.63    16.45
  Average equity to average assets .........................        9.43      9.81     10.62     13.99    16.80
  Ratio of average interest-earning assets to average ......
   interest-bearing liabilities ............................      111.02    110.35 111. 4    117. 2    121.

Number of full service offices .............................        4         3         3         2        1
------------------------------

(1)  Net interest income divided by average interest-earning assets.
(2) Non-performing assets consist of nonaccruing loans, accruing loans past-due 90 or more days and foreclosed assets.

Capital Requirements. The following table sets forth Washington Bancorp's compliance with its capital requirements at June 30, 2001.

                                                                               Capital Level
                                                         Requirement          at June 30, 2001
                                                      -------------------------------------------------
                                                       % of                % of                 Amount
                                                      Assets    Amount    Assets    Amount    of Excess
                                                      -------------------------------------------------
                                                                         (Dollars in Thousands)
Capital Standard
Tier 1 Capital to Average Assets..................     4.00%    $4,622     9.13%    $10,555    $5,933
Tier 1 Capital to Risk Weighted Assets............     4.00%     3,187    13.25%     10,555     7,368
Total Capital to Risk Weighted Assets.............     8.00%     6,374    14.58%     11,616     5,242

Capital Requirements. The following table sets forth Washington Federal's compliance with its capital requirements at June 30, 2001.

                                                           Capital Level
                                  OTS Requirement       at June 30, 2001(1)
                                  ----------------------------------------------

                                   % of              % of                Amount
                                  Assets   Amount   Assets    Amount   of Excess
                                  ----------------------------------------------
                                             (Dollars in Thousands)
Capital Standard

Tangible Capital .........        1.50%   $1,427     8.25%    $7,849    $6,422
Core Capital .............        4.00%    3,805     8.25%     7,849     4,044
Risk-based Capital .......        8.00%    5,193    12.77%     8,288     3,095
--------------------------

(1) Tangible and core capital figures are determined as a percentage of adjusted total assets; risk-based capital figures are determined as a percentage of risk-weighted assets in accordance with Office of Thrift Supervision ("OTS") regulations.

The following table sets forth Rubio Savings Bank's compliance with its capital requirements at June 30, 2001.

                                                           Capital Level
                                       Requirement        at June 30, 2001
                                      ------------------------------------------
                                       % of            % of             Amount
                                      Assets  Amount   Assets  Amount  of Excess
                                      ------------------------------------------
                                                 (Dollars in Thousands)

Tier 1 Capital to Average Assets ...    4.00%   $  928   11.14%  $2,585   $1,657
Tier 1 Risk-based Capital ..........    4.00%      580   17.83%   2,585    2,005
Risk-based Capital .................    8.00%    1,160   18.85%   2,733    1,573


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Washington Bancorp ("Washington", and with its subsidiaries, the "Company"), an Iowa corporation, became the holding company of Washington Federal Savings Bank ("Washington Federal") on March 11, 1996. Washington Federal is a federally chartered stock savings bank headquartered in Washington, Iowa. On June 24, 1997, Washington entered into a merger agreement to acquire Rubio Savings Bank of Brighton, Brighton, Iowa ("Rubio"). Rubio is held as a separate subsidiary of Washington. In January 1998, Washington became a bank holding company upon the completion of its acquisition of Rubio. In December 1998, Washington Federal opened a branch office, Wellman Federal Savings, in Wellman, Iowa. In September 2000, Washington Federal opened a branch office, Richland Federal Savings, in Richland, Iowa. The principal assets of Washington are Washington Federal and Rubio (collectively, the "Banks"). Washington presently has no separate operations and its business consists only of the business of the Banks. All references to Washington, unless otherwise indicated, at or before March 11, 1996 refer to Washington Federal.

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

The Company's basic mission is to maximize shareholder value through the origination of mortgage loans on a profitable basis to the communities it serves. In seeking to accomplish this mission, the Board of Directors and management have adopted a business strategy designed (i) to maintain the Company's capital level in excess of regulatory requirements; (ii) to maintain the Company's asset quality; (iii) to control operating expenses; and (iv) to manage the Company's exposure to changes in interest rates. The Company has attempted to achieve these goals by focusing on originating first mortgage home loans, consumer loans and commercial loans and by offering a full range of deposit products.

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

Financial Condition

Total Assets. Total assets increased from $103.0 million at June 30, 1999 to $115.4 million at June 30, 2000 and to $119.7 million at June 30, 2001. The net increase from 1999 to 2000 was primarily due to a $11.2 million increase in loans receivable, net, a $921,000 increase in investment securities and an $870,000 increase in FHLB stock, partially offset by a $1.2 million decrease in fed funds sold. The net increase from 2000 to 2001 was primarily due to a $3.2 million increase in federal funds sold, an $856,000 increase in investment securities, a $292,000 increase in cash and cash equivalents, a $168,000 increase in premises and equipment, net, and a $107,000 increase in loans receivable, net, partially offset by a $255,000 decrease in other assets and a $125,000 decrease in foreclosed real estate.

Loans receivable. Loans receivable, net increased from $72.8 million at June 30, 1999 to $84.0 million at June 30, 2000 and to $84.1 million at June 30, 2001. The increase from 1999 to 2000 and from 2000 to 2001 was due to continued mortgage loan demand in the Company's market area, as well as an increase in commercial and agriculture loan demand. The Company primarily originates loans for its own portfolio. During the fiscal year ended June 30, 2001 the Company originated twenty six one- to- four family real estate loans for the secondary market compared to two for the year ended June 30, 2000. The commercial and agriculture loans originated by the Company provide for a higher rate of return, but also carry some increased risk over traditional residential loan products. The Company obtains guarantees through the Farm Service Agency Guarantee Lender's Program, Small Business Administration and USDA when possible, to further manage portfolio risk. Commercial and agriculture loans increased $1.8 million from June 30, 2000 to June 30, 2001. The Company's non-performing assets were $714,000 or 0.60% of total assets at June 30, 2001 as compared to $648,000 or 0.57% of totals assets at June 30, 2000.

Deposits. Deposits decreased $2.4 million or 3.2% to $73.3 million at June 30, 2000 from $75.7 million at June 30, 1999. Transaction and savings deposits increased as a percentage of total deposits from $25.7 million or 34.0% at June 30, 1999 to $26.6 million or 36.3% at June 30, 2000. Certificates of deposit decreased as a percentage of total deposits from $50.0 million or 66.0% at June 30, 1999 to $46.7 million or 63.7% at June 30, 2000. This decrease was a result of increased local competition in a rising interest rate environment.

Deposits decreased $393,000 or 0.5% to $72.9 million at June 30, 2001 from $73.3 million at June 30,2000. Transaction and savings deposits decreased as a percentage of total deposits from $26.6 million or 36.3% at June 30, 2000 to $25.9 million or 35.5% at June 30, 2001. Certificates of deposit increased as a percentage of total deposits from $46.7 million or 63.7% at June 30, 2000 to $47.0 million or 64.5% at June 30, 2001.

Stockholders' Equity. Stockholders' equity increased from $10.7 million at June 30, 1999 to $10.8 million at June 30, 2000 and to $11.6 million at June 30, 2001. The increase from June 30, 1999 to June 30, 2000 was primarily due to net income of $1.0 million, the allocation of ESOP shares of $64,000 and the amortization of deferred compensation of $29,000, partially offset by $680,000 in payments for the repurchase of 50,710 shares of the Company's common stock, the increase in unrealized losses on available for sale securities of $212,000, dividends paid of $67,000, and the increase in maximum cash obligation on ESOP shares of $39,000.

The increase from June 30, 2000 to June 30, 2001 was primarily due to net income of $1.1 million, the decrease in unrealized loss on available for sale securities of $418,000, the allocation of ESOP shares of $72,000, the sale of shares out of treasury for the exercise of stock options of $49,000, and the amortization of deferred compensation of $11,000, partially offset by $489,000 in payments for the repurchase of 36,147 shares of the Company's common stock, dividends paid of $252,000, and the increase in maximum cash obligation on ESOP shares of $108,000.

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

                                                                           Year Ended June 30,
                                       -------------------------------------------------------------------------------------------
                                                     2001                           2000                           1999
                                       ----------------------------- ------------------------------ ------------------------------
                                         Average    Interest           Average    Interest            Average    Interest
                                       Outstanding  Earned/   Yield/ Outstanding  Earned/   Yield/  Outstanding   Earned/   Yield/
                                         Balance     Paid      Rate    Balance      Paid     Rate     Balance      Paid      Rate
                                       -------------------------------------------------------------------------------------------
                                                                          (Dollars in Thousands)
Interest-earning assets:
  Loans receivable(1) ................   $ 84,547 $  7,391    8.74%    $78,148    $ 6,688    8.56%    $69,013   $  5,979    8.66%
  Investment securities ..............     21,317    1,263    5.92      23,058      1,412    6.12      21,692      1,253    5.78
  FHLB stock .........................      1,751       95    5.45       1,198         78    6.53         851         55    6.43
  Other interest-earning assets ......      2,770      125    4.51       1,866         82    4.41       3,897        168    4.32
                                         -----------------             ------------------             ------------------
    Total interest-earning assets(1) .    110,385    8,874    8.04     104,270      8,260    7.92      95,453      7,455    7.81
                                         -----------------             ------------------             ------------------
Interest-bearing liabilities:
  Certificates of deposit ............     47,587    2,721    5.72      48,785      2,629    5.39      48,250      2,712    5.62
  NOW, money market and passbook .....
    savings ..........................     22,011      775    3.52      22,263        696    3.13      21,991        700    3.18
  Advances from borrowers for taxes
    and insurance ....................         --       --      --          --         --      --         185          1    0.46
  FHLB advances ......................     29,832    1,793    6.01      23,441      1,381    5.89      15,537        882    5.68
                                         -----------------              -----------------             ------------------
    Total interest-bearing liabilities     99,430    5,289    5.32      94,489      4,706    4.98      85,963      4,295    5.00
                                         -----------------             ------------------             ------------------
Net interest income ..................            $  3,585                        $ 3,554                        $ 3,160
                                                  ========                        =======                        =======
Net interest rate spread(2) ..........                        2.72%                          2.94%                          2.81%
                                                              =====                          =====                          =====
Net interest-earning assets ..........    $10,955                      $ 9,781                        $ 9,490
                                          =======                      =======                        =======
Net yield on average interest-earning
  assets.............................                         3.25%                          3.41%                          3.31%
                                                              =====                          =====                          =====
Average interest-earning assets to
  average interest-earning liabilities             111.02%                        110.35%                        111.04%
                                                   =======                        =======                        =======
---------------------

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

                                                              At June 30,
                                                       -------------------------
                                                       2001      2000      1999
                                                       -------------------------


Weighted average yield on:
  Loans receivable ...............................     8.72%     8.57%     8.44%
  Investment securities ..........................     5.73      6.23      5.92
  Other interest-earning assets ..................     3.96      6.41      5.50
Combined weighted average yield on interest-
 earning assets ..................................     7.86      8.04      7.81

Weighted average rate paid on:

  Passbook savings accounts ......................     2.14      3.29      1.55
  NOW accounts ...................................     0.96      1.82      1.50
  Money market accounts ..........................     3.22      4.35      3.47
  Certificates of deposit ........................     5.67      5.47      5.40
  FHLB advances ..................................     5.35      6.38      5.66
Combined weighted average rate paid on
 interest-bearing liabilities ....................     4.73      5.12      4.60
Spread ...........................................     3.13      2.92      3.21

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

                                                   Year Ended June 30,
                                ------------------------------------------------------
                                         2001 vs. 2000             2000 vs. 1999
                                ------------------------------------------------------
                                   Increase                                  Increase
                                  (Decrease)      Total      (Decrease)       Total
                                    Due to       Increase      Due to        Increase
                                ------------------------------------------------------
                                Volume    Rate  (Decrease)  Volume    Rate  (Decrease)
                                ------------------------------------------------------
Interest-earning assets:
  Loans receivable ..........   $ 559    $ 144    $ 703     $ 779    $ (70)   $ 709
  Investment securities .....    (104)     (45)    (149)       82       77      159
  FHLB stock ................      32      (15)      17        22        1       23
  Other interest-earning
   assets ...................      41        2       43       (90)       4      (86)
                                ---------------------------------------------------
Total interest-earning
  assets ....................   $ 528    $  86    $ 614     $ 793    $  12    $ 805
                                ===================================================
Interest-bearing liabilities:
 Certificates of deposit ....   $ (66)   $ 158    $  92     $  30    $(113)   $  30
 NOW, money market, and
  passbook savings ..........      (8)      87       79         8      (12)      (4)
 Advances from borrowers for
  taxes and insurance .......      --       --       --        --       (1)      (1)
  FHLB advances .............     383       29      412       465       34      499
                                ---------------------------------------------------
Total interest-bearing
 liabilities ................   $ 309    $ 274    $ 583     $ 503    $ (92)   $ 411
                                ===================================================
Net interest income .........                     $  31                       $ 394
                                ===================================================

Comparison of Operating Results For The Years Ended June 30, 2001 and 2000

Performance Summary. Net income for the year ended June 30, 2001, increased by $77,000 or 7.59% to $1.1 million from $1.0 million for the year ended June 30, 2000. The increase was primarily due to an increase in non-interest income of $172,000, a decrease in the provision for loan loss of $50,000, a decrease in income tax expense of $38,000, and an increase in net interest income of $31,000, partially offset by an increase in non-interest expense of $214,000. For the years ended June 30, 2001 and 2000, the return on average assets was 0.95% and 0.93%, respectively, while the return on average equity was 10.04% and 9.44%, respectively.

Net Interest Income. For the year ended June 30, 2001, net interest income increased by $31,000 to $3.6 million from $3.5 million for the year ended June 30, 2000. Interest income increased $614,000 to $8.9 million for the year ended June 30, 2001 from $8.3 million for the year ended June 30, 2000, partially offset by a $583,000 increase in interest expense to $5.3 million for the year ended June 30, 2001 from $4.7 million for the year ended June 30, 2000. The net increase was primarily due to the increase in net interest- earning assets partially offset by a thirty-four basis point increase in the average cost of interest-bearing liabilities.

For the year ended June 30, 2001, the average yield on interest-earning assets was 8.04% compared to 7.92% for the year ended June 30, 2000. The average cost of interest-bearing liabilities was 5.32% for the year ended June 30, 2001 compared to 4.98% for the year ended June 30, 2000. The average balance of interest-earning assets increased by $6.1 million to $110.4 million for the year ended June 30, 2001 from $104.3 million for the year ended June 30, 2000. During the same time period, the average balance of interest-bearing liabilities increased by $4.9 million to $99.4 million for the year ended June 30, 2001 from $94.5 million for the year ended June 30, 2000.

The average interest rate spread was 2.72% for the year ended June 30, 2001 compared to 2.94% for the year ended June 30, 2000. During the same period the average net interest margin was 3.25% for the year ended June 30, 2001 compared to 3.41% for the year ended June 30, 2000. Despite the increase in the average yield on interest-earning assets and the increase in the ratio of interest-earning assets to interest- bearing liabilities, the net interest margin decreased primarily due to the higher cost of funds during the year ended June 30, 2001.

Provision for Loan Losses. For the year ended June 30, 2001, the provision for loan losses decreased $50,000 to $137,000 from $187,000 for the year ended June 30, 2000. The primary reason for the decrease in the provision was the slowing growth rate of the loan portfolio. The Company's loan portfolio remains primarily residential mortgage loans and has experienced a minimal amount of charge-offs in the past three years. The allowance for loan losses of $608,000 or 0.72% of loans receivable, net at June 30, 2001 is a decrease when compared to $648,000 or .77% of loans receivable, net at June 30, 2000. The allowance for loan losses as a percentage of non-performing assets was 85.13% at June 30, 2001 compared to 99.91% at June 30, 2000.

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

Non-interest Income. For the year ended June 30, 2001, non-interest income increased $172,000 to $683,000 from $511,000 for the year ended June 30, 2000. The increase was primarily due to a $90,000 increase in service charges and fees, a $53,000 increase in security gains, net, a $12,000 increase in insurance commissions, an $11,000 increase in investment commissions, and a $6,000 increase in other non-interest income.

Service charges and fees increased $90,000 to $477,000 for the year ended June 30, 2001 from $387,000 for the year ended June 30, 2000. The increase was primarily due to a $39,000 increase in overdraft fees, a $30,000 increase in loan processing fees, a $10,000 increase in revenue from a new check printing product, a $6,000 increase in late charges on loans and a $4,000 increase in credit card related fees. Security gains, net increased $53,000 to $44,000 for the year ended June 30, 2001 from a loss of $9,000 for the year ended June 30, 2000 due to the sale of five available- for- sale securities for a net gain resulting from declining interest rates. Insurance commissions increased $12,000 to $82,000 for the year ended June 30, 2001 from $70,000 for the year ended June 30, 2000 primarily due to increases in the volume of credit life and disability sales. Investment commissions increased $11,000 to $40,000 for the year ended June 30, 2001 from $29,000 for the year ended June 30, 2000. The investment center opened in July of 1999 and generated $29,000 in commissions during the first fiscal year. The increase is primarily due to the continued growth in client base. Other non-interest income increased $6,000 to $40,000 for the year ended June 30, 2001 from $34,000 for the year ended June 30, 2000 primarily due to income received on other assets.

Non-interest Expense. For the year ended June 30, 2001, non-interest expense increased $214,000 to $2.3 million from $2.1 million for the year ended June 30, 2000. The increase was primarily due to a $141,000 increase in compensation and benefits, a $66,000 increase in occupancy and equipment, a $12,000 increase in data processing and an $8,000 increase in other non-interest expense, partially offset by a $13,000 decrease in FDIC deposit insurance premium.

Compensation and benefits increased $141,000 to $1.3 million for the year ended June 30, 2001 from $1.1 million for the year ended June 30, 2000. This increase was primarily due to the increased level of staffing resulting from the opening of Washington Federal's branch office, Richland Federal Savings, in Richland, Iowa and normal salary increases. Occupancy and equipment increased $66,000 to $283,000 for the year ended June 30, 2001 from $217,000 for the year ended June 30, 2000 primarily due to the purchase, remodeling, and equipping of the Richland, Iowa branch. The Company also acquired a building in Wellman, Iowa and began remodeling the property during the year ended June 30, 2001. Data processing increased $12,000 to $114,000 for the year ended June 30, 2001 from $102,000 for the year ended June 30, 2000 primarily due to the expense of upgrading communication systems and the addition of on-line banking services. Other non-interest expense increased $8,000 to $572,000 for the year ended June 30, 2001 from $564,000 for the year ended June 30, 2000 primarily due to the cost of operating an additional bank office.

FDIC deposit insurance premium decreased $13,000 to $38,000 for the year ended June 30, 2001 from $51,000 for the year ended June 30, 2000. This decrease was primarily due to the decrease in Washington Federal's regulatory assessment rate.

Income Tax Expense. Income tax expense decreased $38,000 to $676,000 for the year ended June 30, 2001 from $713,000 for the year ended June 30, 2000. The effective income tax rates for the years ended June 30, 2001 and 2000 were 38.2% and 41.2%, respectively.

Comparison of Operating Results For The Years Ended June 30, 2000 and 1999

Performance Summary. Net income for the year ended June 30, 2000, increased by $185,000 or 22.26% to $1.0 million from $831,000 for the year ended June 30, 1999. The increase was primarily due to an increase in net interest income of $394,000 and an increase in non-interest income of $118,000, partially offset by an increase in income tax expense of $181,000, an increase in provision for loan losses of $74,000 and an increase in non-interest expense of $72,000. For the years ended June 30, 2000 and 1999, the return on average assets was 0.93% and 0.83%, respectively, while the return on average equity was 9.44% and 7.79%, respectively.

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

For the year ended June 30, 2000, the average yield on interest-earning assets was 7.92% compared to 7.81% for the year ended June 30, 1999. The average cost of interest-bearing liabilities was 4.98% for the year ended June 30, 2000 compared to 5.00% for the year ended June 30, 1999. The average balance of interest-earning assets increased by $8.8 million to $104.3 million for the year ended June 30, 2000 from $95.5 million for the year ended June 30, 1999. During the same time period, the average balance of interest- bearing liabilities increased by $8.5 million to $94.5 million for the year ended June 30, 2000 from $86.0 million for the year ended June 30, 1999.

The average interest rate spread was 2.94% for the year ended June 30, 2000 compared to 2.81% for the year ended June 30, 1999, primarily due to the increase in the percentage of loans receivable, which carry a higher interest rate than other interest earning assets.

Provision for Loan Losses. For the year ended June 30, 2000, the provision for loan losses increased $74,000 to $187,000 from $113,000 for the year ended June 30, 1999. The primary reason for the increase in the provision was the increased size of the loan portfolio, particularly in commercial and agriculture loans which are considered to carry a higher risk of default than residential loans. Despite this increase, the Company's loan portfolio remains primarily residential mortgage loans and has experienced a minimal amount of charge-offs in the past three years. The allowance for loan losses of $648,000 or 0.77% of loans receivable, net at June 30, 2000 is an increase when compared to $472,000 or .65% of loans receivable, net at June 30, 1999. The allowance for loan losses as a percentage of non-performing assets was 99.91% at June 30, 2000 compared to 304.64% at June 30, 1999.

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

Non-interest Expense. For the year ended June 30, 2000, non-interest expense increased $72,000 to $2.1 million from $2.1 million for the year ended June 30, 1999. The increase was primarily due to a $55,000 increase in compensation and benefits, a $15,000 increase in data processing and a $15,000 increase in other non-interest expense, partially offset by an $8,000 decrease in occupancy and equipment expense and a $5,000 decrease in deposit insurance premiums.

Compensation and benefits increased $55,000 to $1.1 million for the year ended June 30, 2000 from $1.1 million for the year ended June 30, 1999. This increase was primarily due to the increased level of staffing to prepare for the opening of Washington Federal's branch office, Richland Federal Savings, in Richland, Iowa. Data processing increased $15,000 to $102,000 for the year ended June 30, 2000 from $87,000 for the year ended June 30, 1999. This increase was primarily due to the expense of upgrading communication systems. Other non-interest expense increased $15,000 to $564,000 for the year ended June 30, 2000 from $549,000 for the year ended June 30, 1999. This increase was primarily due to the increase in examination and auditing fees.

Occupancy and equipment decreased $8,000 to $217,000 for the year ended June 30, 2000 from $225,000 for the year ended June 30, 1999. This decrease was primarily due to a decrease in the accrual of real estate taxes and a decrease in the cost of equipment maintenance, partially offset by an increase in depreciation expense. FDIC deposit insurance premium decreased $5,000 to $51,000 for the year ended June 30, 2000 from $56,000 for the year ended June 30, 1999. This decrease was primarily due to the decrease in Washington Federal's regulatory assessment rate.

Income Tax Expense. Income tax expense increased $181,000 to $713,000 for the year ended June 30, 2000 from $532,000 for the year ended June 30, 1999. The increase was primarily due to the increase in income before income taxes. The effective income tax rates for the years ended June 30, 2000 and 1999 were 41.2% and 39.0%, respectively.

Asset/Liability Management

One of the Company's principal financial objectives is to achieve long-term profitability while reducing its exposure to fluctuations in interest rates. The Company has sought to reduce exposure of its earnings to changes in market interest rates by managing the mismatch between asset and liability maturities and interest rates. The principal element in achieving this objective has been to increase the interest-rate sensitivity of the Company's assets by originating loans with interest rates subject to periodic adjustments to market conditions. Accordingly, the Company's primary one- to four-family loan product has been a 3 year balloon loan. Balloon loans accounted for $36.5 million of its $84.1 million loan portfolio, or 43.4% at June 30, 2001. Adjustable rate loans accounted for an additional $10.0 million of its $84.1 million loan portfolio, or 11.9% at June 30, 2001.

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

Presented on the following table, as of June 30, 2001, is an analysis of Washington Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points in accordance with OTS regulations. For example, a 300 basis point increase in interest rates would decrease Washington Federal's NPV by $1.1 million or 12% and a 300 basis point decrease in interest rates would increase Washington Federal's NPV by $491,000 or 5%. As discussed above, the OTS has informed Washington Federal that it is not subject to the IRR component. Further, were Washington Federal subject to the IRR component at June 30, 2001, it would not have been considered to have had a greater than normal level of interest rate exposure and a deduction from capital would not have been required, although it is still subject to interest rate risk and, as can be seen below, increasing rates could reduce Washington Federal's NPV.

                            At June 30, 2001
---------------------------------------------------------------------
                                                     NPV as % of
               Net Portfolio Value                   PV of Assets
---------------------------------------------------------------------
Change in
  Rates       $ Amount     $ Change   % Change    NPV Ratio    Change
---------------------------------------------------------------------
                        (Dollars in Thousands)
 +300 bp        7,939       -1,069       -12%        8.47%     -85 bp
 +200 bp        8,329         -679        -8%        8.79%     -53 bp
 +100 bp        8,676         -333        -4%        9.06%     -25 bp
 0 bp           9,009                                9.32%
 -100 bp        9,238          230         3%        9.47%      15 bp
 -200 bp        9,382          374         4%        9.53%      22 bp
 -300 bp        9,500          491         5%        9.57%      26 bp

Management of interest sensitivity of Rubio has historically been accomplished by matching the maturities of interest-earning assets and interest-bearing liabilities. The following table illustrates the asset/(liability) funding gaps for selected maturity periods as of June 30, 2001.

                                                            Maturing Within
                                     ----------------------------------------------------------
                                       0-6          6-12          1-2          2-3
                                      Months       Months        Years        Years      Total
                                     ----------------------------------------------------------
                                                        (Dollars in Thousands)
Assets
  Loans receivable ...............   $  1,776     $  1,326     $  2,113    $  1,240    $  6,455
  Securities .....................        154          525        1,572       1,421       3,672
                                     ----------------------------------------------------------
     Total interest-earning assets      1,930        1,851        3,685       2,661      10,127

Liabilities
  Interest-bearing deposits ......      3,056        4,643        2,135         376      10,210
                                     ----------------------------------------------------------
Asset/(Liability) funding GAP ....   $ (1,126)    $ (2,792)    $  1,550    $  2,285    $    (83)
                                     ==========================================================

GAP ratio (assets/liabilities) ...         64%          40%         173%        708%         99%

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

The primary investing activity of the Company is originating mortgage loans to be held to maturity. For the fiscal years ended June 30, 2001, 2000, and 1999, the Company originated loans for its portfolio in the amount of $39.2 million, $42.6 million, and $42.1 million, respectively. These activities were funded primarily by deposits, principal repayments of loans and FHLB borrowings. FHLB borrowings have been less costly than new certificates of deposit, and less than other financing sources available.

For investment and liquidity purposes, the Company maintains a portfolio of investment securities including U.S. Treasury securities, U.S. government agencies, state and political subdivisions, mortgage- backed securities, corporation and other securities.

Cash was generated by the Company's operating activities during the years ended June 30, 2001, 2000 and 1999, primarily as a result of net income. The adjustments to reconcile net income to net cash provided by operations during the periods presented consisted primarily of amortization of premiums and discounts on debt securities, depreciation expense, amortization of goodwill, deferred income taxes and increases and decreases in other assets and other liabilities. The primary investing activities of the Company are the origination of loans and the purchase of investment securities, which are funded with cash provided from operations and financing activities, as well as proceeds from amortization and prepayments on existing loans and proceeds from sales and maturities of securities. The Company's primary financing activities have consisted of deposits and borrowing/repayments with the FHLB of Des Moines.

The Company's most liquid assets are cash and cash equivalents, which include unpledged U.S. Government agency securities and other short-term investments. At June 30, 2001, 2000 and 1999, cash and cash equivalents were $3.1 million, $2.8 million, and $2.6 million, respectively.

Liquidity management for the Company is both an ongoing and long-term function of the Company's asset/liability management strategy. Excess funds generally are invested in overnight deposits at the FHLB of Des Moines or at other financial institutions. Should the Company require funds beyond its ability to generate them internally, additional sources of funds are available through FHLB of Des Moines advances. The Company would pledge its FHLB of Des Moines stock and certain other assets as collateral for such advances. During fiscal 2001, 2000 and 1999, the Company used FHLB advances to meet cash flow requirements and finance loan growth. The FHLB advances are generally at a higher rate of interest than transaction and savings deposit accounts.

At June 30, 2001, the Company had outstanding loan commitments of $3.5 million and undisbursed loans in process of $605,000. The Company anticipates it will have sufficient funds available to meet its current loan commitments, including loan applications received and in process prior to the issuance of firm commitments. Certificates of deposit which are scheduled to mature in one year or less at June 30, 2001 were $32.1 million. Based on past experience, management believes that a significant portion of such deposits will remain with the Company.

Under federal law, the Banks are required to meet certain tangible, core and risk based capital requirements. For information regarding the Company's
regulatory   capital   compliance,    see   "Selected   Consolidated   Financial
Information."

Recent Accounting Developments

In July 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations" and Statement No. 142 "Goodwill and Other Intangible Assets." Statement No. 141 eliminates the pooling method for accounting for business combinations, requires that intangible assets that meet certain criteria be reported separately from goodwill, and requires negative goodwill arising from a business combination to be recorded as an extraordinary gain. Statement No. 142 eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life and requires annual impairment tests. The adoption of Statements No. 141 and No. 142 are generally required to be implemented by the Company in its 2002 financial statement. The Company has not yet completed its full assessment of the effects on its financial statements so is uncertain of the impact.

In July 2001, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues." The Bulletin does not change accounting guidance for the Allowance for Loan Losses, but does provide significant interpretation of the manner in which institutions should develop and document their methodology for calculating the allowance for loan losses, as well as measuring the adequacy of such. The adoption of Bulletin No. 102 is not expected to have a material impact on the Company.

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

                                  June 30, 2001

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

                          Independent Auditor's Report

To the Board of Directors
Washington Bancorp
Washington, Iowa

We have audited the accompanying consolidated statements of financial condition of Washington Bancorp and its subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Washington Bancorp and subsidiaries as of June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America.


/s/ McGladrey & Pullen, LLP
---------------------------

Cedar Rapids, Iowa
August 8, 2001

WASHINGTON BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

June 30, 2001 and 2000

ASSETS                                                                          2001             2000
---------------------------------------------------------------------------------------------------------
Cash and cash equivalents (Note 2):
  Interest-bearing .....................................................   $   2,462,282    $   1,859,278
  Noninterest-bearing ..................................................         679,041          990,107
Investment securities (Note 3):
  Held to maturity (fair value approximates $1,142,599 at June 30, 2001)       1,142,599          774,629
  Available-for-sale ...................................................      22,090,836       21,602,351
Federal funds sold .....................................................       3,350,000          110,000
Loans receivable, net of allowance for loan losses of $607,833
  in 2001 and $647,605 in 2000 (Notes 4, 8 and 15) .....................      84,095,349       83,988,473
Accrued interest receivable (Note 5) ...................................       1,517,702        1,463,838
Federal Home Loan Bank stock (Note 8) ..................................       1,756,200        1,729,600
Foreclosed real estate .................................................         145,949          271,302
Premises and equipment, net (Note 6) ...................................         986,635          818,228
Goodwill ...............................................................       1,091,402        1,185,964
Other assets ...........................................................         373,855          628,668
                                                                           ------------------------------
        Total assets ...................................................   $ 119,691,850    $ 115,422,438
                                                                           ==============================

LIABILITIES AND STOCKHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------
Liabilities
  Deposits (Note 7):
    Noninterest-bearing ................................................       4,107,003    $   4,225,007
    Interest-bearing ...................................................      68,797,275       69,072,090
                                                                           ------------------------------
        Total deposits .................................................      72,904,278       73,297,097
  Federal funds purchased ..............................................       1,500,000               --
  Borrowed funds (Note 8) ..............................................      32,334,794       30,193,250
  Advances from borrowers for taxes and insurance ......................         244,377          249,683
  Accrued expenses and other liabilities ...............................         754,975          632,003
                                                                           ------------------------------
        Total liabilities ..............................................     107,738,424      104,372,033
                                                                           ------------------------------
Commitments and Contingencies (Note 13)
Redeemable Common Stock Held by Employee Stock
  Ownership Plan (ESOP) (Note 9) .......................................         336,980          228,947
-                                                                          ------------------------------
Stockholders' Equity (Notes 12 and 16)
  Preferred stock, $.01 par value, authorized 1,000,000 shares;
    none issued and outstanding ........................................              --               --
  Common stock, $.01 par value, authorized 4,000,000 shares;
    issued 2001 and 2000 651,133 shares ................................           6,511            6,511
   Additional paid-in capital ..........................................       6,175,332        6,169,796
   Retained earnings ...................................................       8,175,145        7,333,909
   Accumulated other comprehensive (loss) ..............................         (29,669)        (447,899)
                                                                           ------------------------------
                                                                              14,327,319       13,062,317
Less:
  Cost of common shares acquired for the treasury
    2001 134,162 shares; 2000 103,399 shares ...........................      (2,070,600)      (1,658,017)
  Deferred compensation (Note 9) .......................................         (21,093)         (21,060)
  Maximum cash obligation related to ESOP shares (Note 9) ..............        (336,980)        (228,947)
  Unearned ESOP shares (Note 9) ........................................        (282,200)        (332,835)
                                                                           ------------------------------
        Total stockholders' equity .....................................      11,616,446       10,821,458
                                                                           ------------------------------
        Total liabilities and stockholders' equity .....................   $ 119,691,850    $ 115,422,438
                                                                           ==============================

See Notes to Financial Statements.

WASHINGTON BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years Ended June 30, 2001, 2000 and 1999

                                                2001          2000           1999
------------------------------------------------------------------------------------
Interest and dividend income:
  Loans, including fees:
    Mortgage loans ......................   $ 4,602,065   $ 4,301,666    $ 4,662,591
    Consumer and other loans ............     2,789,004     2,386,385      1,316,663
  Investment securities:
    Taxable .............................     1,319,318     1,428,419      1,342,164
    Nontaxable ..........................        68,394        65,418         79,037
  Federal Home Loan Bank stock ..........        95,505        78,192         54,762
                                            ----------------------------------------
        Total interest income ...........     8,874,286     8,260,080      7,455,217
                                            ----------------------------------------
Interest expense:
  Deposits (Note 7) .....................     3,496,099     3,325,496      3,413,212
  Borrowed funds ........................     1,792,966     1,380,504        881,818
                                            ----------------------------------------
        Total interest expense ..........     5,289,065     4,706,000      4,295,030
                                            ----------------------------------------
        Net interest income .............     3,585,221     3,554,080      3,160,187
Provision for loan losses (Note 4) ......       136,500       186,500        112,500
                                            ----------------------------------------
        Net interest income after
        provision for loan losses .......     3,448,721     3,367,580      3,047,687
                                            ----------------------------------------
Noninterest income:
  Securities gains (losses), net (Note 3)        43,509        (9,456)        15,205
  Service charges and fees ..............       477,575       387,345        292,013
  Insurance commissions .................        81,492        69,931         51,750
  Investment commissions ................        40,533        29,132           --
  Other .................................        40,092        33,923         33,348
                                            ----------------------------------------
        Total noninterest income ........       683,201       510,875        392,316
                                            ----------------------------------------
Noninterest expense:
  Compensation and benefits (Note 9) ....     1,260,959     1,120,107      1,064,847
  Occupancy and equipment ...............       283,154       217,059        224,963
  SAIF deposit insurance premium ........        37,929        50,788         56,699
  Data processing .......................       114,429       102,226         86,907
  Goodwill amortization .................        94,562        94,562         94,561
  Other .................................       571,732       564,034        548,804
                                            ----------------------------------------
        Total noninterest expense .......     2,362,765     2,148,776      2,076,781
                                            ----------------------------------------
        Income before income taxes ......     1,769,157     1,729,679      1,363,222
Income tax expense (Note 10) ............       675,763       713,437        532,022
                                            ----------------------------------------
        Net income ......................   $ 1,093,394   $ 1,016,242    $   831,200
                                            ========================================

Earnings per common share (Note 11):
  Basic .................................   $      2.21   $      1.86    $      1.48
                                            ========================================
  Diluted ...............................   $      2.16   $      1.83    $      1.44
                                            ========================================

Weighted average common shares for:
  Basic earnings per share ..............       495,353       545,963        563,303
                                            ========================================
  Diluted earnings per share ............       505,726       555,606        578,115
                                            ========================================

See Notes to Financial Statements.

WASHINGTON BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended June 30, 2001, 2000 and 1999

                                                                    2001           2000           1999
---------------------------------------------------------------------------------------------------------
Net income ..................................................   $ 1,093,394    $ 1,016,242    $   831,200
                                                                -----------------------------------------

Other  comprehensive  income,  net of income  taxes:
  Unrealized  holding  gains (losses) arising during the
    year, net of income taxes 2001 $(283,493); 2000 $148,513;
    1999 $135,393 ...........................................       445,641       (218,059)      (225,737)
  Reclassification adjustments for net losses (gains)
    realized in net income, net of income taxes
    2001 $16,098; 2000 $(3,518); 1999 $5,671 ................       (27,411)         5,938         (9,534)
                                                                -----------------------------------------
        Other comprehensive income (loss) ...................       418,230    $  (212,121)   $  (235,271)
                                                                =========================================

        Comprehensive income ................................   $ 1,511,624    $   804,121    $   595,929
                                                                =========================================

See Notes to Financial Statements.

WASHINGTON BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Notes 9, 12 and 16) Years Ended June 30, 2001, 2000 and 1999

                                                                                                    Maximum
                                                                   Accumu-   Cost Of                 Cash
                                                                   lated     Common                 Obliga-
                                                                   Other     Shares                  tion                  Total
                                           Additional            Comprehen-  Acquired   Deferred    Related   Unearned     Stock-
                        Preferred  Common    Paid-In   Retained sive Income  For The    Compen-     to ESOP     ESOP       holders'
                          Stock    Stock     Capital   Earnings    (Loss)    Treasury   sation      Shares     Shares      Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1998 . $   --  $ 6,511  $6,122,664 $5,825,363  $   (507) $ (300,944) $(104,962) $(153,788) $(423,130) $10,971,207
  Net income ...........     --       --          --    831,200        --          --         --         --         --      831,200
  Dividends ($0.48 per
    share) .............     --       --          --   (271,700)       --          --         --         --         --     (271,700)
  Acquisition of 37,000
    shares of common
    stock for the
    treasury ...........     --       --          --         --        --    (684,125)        --         --         --     (684,125)
  Issuance of 2,192
    shares under stock
    awards program .....     --       --      (2,181)        --        --      38,634    (36,453)        --         --           --
  Amortization of
    compensation under
    stock award program      --       --          --         --        --          --     62,317         --         --       62,317
  Allocation of ESOP
    shares .............     --       --      29,827         --        --          --         --         --     43,410       73,237
  Other comprehensive
    income .............     --       --          --         --  (235,271)         --         --         --         --     (235,271)
  Change related to ESOP
    shares .............     --       --          --         --        --          --         --    (36,184)        --      (36,184)
                        ------------------------------------------------------------------------------------------------------------
Balance, June 30, 1999 .     --    6,511   6,150,310  6,384,863  (235,778)   (946,435)   (79,098)  (189,972)  (379,720)  10,710,681
  Net income ...........     --       --          --  1,016,242        --          --         --         --         --    1,016,242
  Dividends ($0.48 per
    share) .............     --       --          --    (67,196)       --          --         --         --         --      (67,196)
  Acquisition of 50,710
    shares of common
    stock for the
    treasury ...........     --       --          --         --        --    (680,232)        --         --         --     (680,232)
  Forfeiture of 1,754
    shares under stock
    awards program .....     --       --       2,181         --        --     (31,350)    29,169         --         --           --
  Amortization of
    compensation under
    stock award program      --       --          --         --        --          --     28,869         --         --       28,869
  Allocation of ESOP
    shares .............     --       --      17,305         --        --          --         --         --     46,885       64,190
  Other comprehensive
    income .............     --       --          --         --  (212,121)         --         --         --         --     (212,121)
  Change related to
    ESOP shares ........     --       --          --         --        --          --         --    (38,975)        --      (38,975)
                        ------------------------------------------------------------------------------------------------------------
Balance, June 30, 2000 .     --    6,511   6,169,796  7,333,909  (447,899) (1,658,017)   (21,060)  (228,947)  (332,835)  10,821,458
  Net income ...........     --       --          --  1,093,394        --          --         --         --         --    1,093,394
  Dividends ($0.50 per
    share) .............     --       --          --   (252,158)       --          --         --         --         --     (252,158)
  Acquisition of 35,708
    shares of common
    stock for the
    treasury ...........     --       --          --         --        --    (489,018)        --         --         --     (489,018)
  Forfeiture of 439
    shares under stock
    awards program .....     --       --       1,701         --        --      (6,640)     4,939         --         --           --
  Issuance of 1,000
    shares under stock
    awards program .....     --       --         695         --        --      15,430    (16,125)        --         --           --
  Amortization of
    compensation under
    stock award program      --       --          --         --        --          --     11,153         --         --       11,153
  Stock options exercised
    for 4,384 shares ...     --       --     (18,324)        --        --      67,645         --         --         --       49,321
  Allocation of ESOP
    shares .............     --       --      21,464         --        --          --         --         --     50,635       72,099
  Other comprehensive
    income .............     --       --          --         --   418,230          --         --         --         --      418,230
  Change related to
    ESOP shares ........     --       --          --         --        --          --         --   (108,033)        --     (108,033)
                         -----------------------------------------------------------------------------------------------------------
Balance, June 30, 2001 . $   --  $ 6,511  $6,175,332 $8,175,145  $(29,669) $(2,070,600) $(21,093) $(336,980) $(282,200) $11,616,446
                         ==========================================================================================================

See Notes to Financial Statements.

WASHINGTON BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended June 30, 2001, 2000 and 1999

                                                        2001             2000           1999
                                                    --------------------------------------------
Cash Flows from Operating Activities
  Net income ....................................   $  1,093,394    $  1,016,242    $    831,200
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Amortization of premiums and accretion of
      discounts on investment securities ........       (121,775)         19,835         (58,188)
    Amortization of goodwill ....................         94,562          94,562          94,561
    Provision for loan losses ...................        136,500         186,500         112,500
    (Gain) loss on sale of investment securities         (43,509)          9,456         (15,205)
    (Gain) loss on sale of foreclosed real estate         65,385          (7,606)        (21,424)
     Depreciation ...............................         93,417          88,106          77,289
     Compensation under stock awards ............         11,153          28,869          62,317
     ESOP contribution expense ..................         72,099          64,190          73,237
     Deferred income taxes ......................        (38,500)         14,000         (76,153)
     (Increase) in accrued interest receivable ..        (53,864)       (273,238)       (230,936)
     (Increase) decrease in other assets ........        (12,580)         67,690        (134,582)
     Increase in accrued expenses and
       other liabilities ........................        161,470          11,997          21,363
                                                    --------------------------------------------
        Net cash provided by operating activities      1,457,752       1,320,603         735,979
                                                    --------------------------------------------

Cash Flows from Investing Activities
  Held-to-maturity securities:
    Maturities and calls ........................      5,311,250         198,750         368,250
    Purchases ...................................     (5,677,200)       (215,000)             --
  Available-for-sale securities:
    Sales .......................................      3,695,000       1,250,000       1,800,000
    Maturities ..................................     14,865,355       2,358,750      22,336,682
    Purchases ...................................    (18,199,951)     (4,900,000)    (26,010,000)
  Federal funds sold, net .......................     (3,240,000)      1,230,000        (680,503)
  Purchase of Federal Home Loan Bank stock ......        (26,600)       (869,600)        (47,600)
  Loans made to customers, net ..................       (183,407)    (11,423,578)     (7,221,225)
  Purchase of premises and equipment ............       (261,824)        (31,783)       (152,033)
                                                    --------------------------------------------
        Net cash (used in) investing activities .     (3,717,377)    (12,402,461)     (9,606,429)
                                                    --------------------------------------------

WASHINGTON BANCORP AND SUBSIDIARIES

Years Ended June 30, 2001, 2000 and 1999

                                                           2001              2000              1999
------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
  Net increase (decrease) in deposits ..............   $    (392,819)   $  (2,392,369)   $   9,093,990
  Proceeds from Federal Home Loan Bank advances ....     283,000,000      524,350,000        9,500,000
  Principal payments on Federal Home Loan Bank
    advances .......................................    (280,858,456)    (509,863,040)      (9,517,781)
  Federal funds purchased, net .....................       1,500,000             --               --
  Net increase (decrease) in advances from borrowers
    for taxes and insurance ........................          (5,307)          26,650            1,122
  Acquisition of common stock ......................        (489,018)        (680,232)        (684,125)
  Stock options exercised ..........................          49,321             --               --
  Dividends paid ...................................        (252,158)         (67,196)        (271,700)
                                                       -----------------------------------------------
        Net cash provided by financing activities ..       2,551,563       11,373,813        8,121,506
                                                       -----------------------------------------------

        Increase (decrease) in cash and
        cash equivalents ...........................         291,938          291,955         (748,944)

Cash and cash equivalents:
  Beginning ........................................       2,849,385        2,557,430        3,306,374
                                                       -----------------------------------------------
  Ending ...........................................   $   3,141,323    $   2,849,385    $   2,557,430
                                                       ===============================================

Supplemental Disclosures of Cash Flow Information
  Cash payments for:
    Interest paid to depositors ....................   $   3,435,035    $   3,292,959    $   3,434,349
    Interest paid on other obligations .............       1,798,943        1,371,867          881,818
    Income taxes, net of refunds ...................         733,800          701,222          558,300

Supplemental Schedule of Noncash Investing and
  Financing Activities
  Transfers from loans to foreclosed real estate ...   $     474,608    $     114,811    $     485,722
  Contract sales of foreclosed real estate .........         534,350           72,250          271,233
  Stock issued under stock awards program ..........          16,125               --           36,453

See Notes to Financial Statements.

WASHINGTON BANCORP AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1.  Significant Accounting Policies

Nature of activities: Washington Bancorp is a multibank holding company engaged in the business of banking. The Company's two wholly-owned subsidiary banks are Washington Federal Savings Bank, Washington, Iowa and Rubio Savings Bank of Brighton, Brighton, Iowa. The Banks are full service banks extending their services to individuals, businesses, governmental units and institutional customers primarily in the communities of Washington, Wellman, Richland and Brighton, Iowa.

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

Certain significant estimates: The allowance for loan losses, fair values of securities and other financial instruments, and stock-based compensation expense involve certain significant estimates made by management. These estimates are reviewed by management routinely and it is reasonably possible that circumstances that exist at June 30, 2001 may change in the near-future and that the effect could be material to the consolidated financial statements.

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

Available-for-sale securities consist of debt securities not classified as trading or held to maturity. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, net of the related deferred tax effect, are reported as a separate component of stockholders' equity. There were no trading securities as of June 30, 2001 and 2000.

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

Goodwill: Goodwill resulting from the Company's acquisition of Rubio was being amortized by the straight-line method over 15 years. Beginning July 1, 2001, goodwill will no longer be amortized, but will be periodically reviewed for impairment based upon an assessment of future operations to ensure that it is appropriately valued.

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

Pronouncements issued not yet adopted: In July 2001, the Financial Accounting Standards Board issued two statements - Statement 141, Business Combinations, and Statement 142, Goodwill and Other Intangible Assets, which will potentially impact the Company's accounting for its reported goodwill and other intangible assets.

Statement 141:

  o  Eliminates the pooling method for accounting for business combinations.
  o Requires that intangible assets that meet certain criteria be reported separately from goodwill.
  o Requires negative goodwill arising from a business combination to be recorded as an extraordinary gain.

Statement 142:

  o Eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life.
  o Requires, at a minimum, annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life.

Upon adoption of these Statements, the Company is required to:

  o Re-evaluate goodwill and other intangible assets that arose from business combinations entered into before July 1, 2001. If the recorded other intangibles assets do not meet the criteria for recognition, they should be reclassified to goodwill. Similarly, if there are other intangible assets that meet the criteria for recognition but were not separately recorded from goodwill, they should be reclassified from goodwill.
  o Reassess the useful lives of intangible assets and adjust the remaining amortization periods accordingly.
  o  Write-off any remaining negative goodwill.

The Company has not yet completed its full assessment of the effects of these new pronouncements on its financial statements and so is uncertain as to the impact. The standards generally are required to be implemented by the Company in its 2002 financial statements.

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

   Federal funds purchased: The carrying amounts reported in the balance sheet for federal funds purchased approximate their values.

   Borrowed funds: Fair values for borrowed funds are estimated using a discounted cash flow calculation that applies interest rates currently being charged for borrowed funds of similar maturities.

   Accrued interest payable: The carrying amount of accrued interest payable approximates its fair value.

   Off-balance sheet instruments: Fair values for the Company's off-balance sheet instruments are valued based upon the current fee structure for outstanding letters of credit. Unfunded loan commitments are not valued since the loans are generally priced at market at the time of funding.

Note 2.  Restrictions on Cash Due from Banks

Washington is required to maintain reserve balances in cash or on deposit with Federal Reserve Banks. The total of those reserve balances was approximately $25,000 at June 30, 2001 and 2000.

Note 3.  Investment Securities

The amortized cost and fair value of investment securities available for sale as of June 30, 2001 and 2000 are as follows:

                                        Cost Or        Gross             Gross
                                       Amortized     Unrealized        Unrealized       Fair
                                         Cost          Gains            (Losses)        Value
                                     -----------------------------------------------------------
2001:
  U. S. Treasury securities ......   $  1,995,427   $         --      $     (690)   $  1,994,737
  U. S. Government agencies ......     11,297,790          4,160         (26,332)     11,275,618
  Corporations and other .........      5,905,690         64,866         (80,060)      5,890,496
  State and political subdivisions        457,390          2,945              --         460,335
  Mortgage-backed securities .....      2,483,176             --         (13,526)      2,469,650
                                     -----------------------------------------------------------
                                     $ 22,139,473   $     71,971    $   (120,608)   $ 22,090,836
                                     ===========================================================

2000:
  U. S. Treasury securities ......   $    299,993   $          7    $         --    $    300,000
  U. S. Government agencies ......     16,517,807             --        (462,027)     16,055,780
  Corporations and other .........      5,185,907             --        (265,731)      4,920,176
  State and political subdivisions        332,905             --          (6,510)        326,395
                                     -----------------------------------------------------------
                                     $ 22,336,612   $          7    $   (734,268)   $ 21,602,351
                                     ===========================================================

The amortized cost and fair value of investment securities held to maturity are as follows:

                                           Cost Or     Gross       Gross
                                          Amortized  Unrealized  Unrealized      Fair
                                             Cost      Gains      (Losses)       Value
                                          ----------------------------------------------
State and political subdivisions:
  2001 ................................   $1,142,599   $    --    $    --     $1,142,599
                                          ==============================================

  2000 ................................   $  774,629   $    --    $    --     $  774,629
                                          ==============================================

The amortized cost and fair value of investment securities as of June 30, 2001 by contractual maturity are shown below.

                                                      Amortized         Fair
                                                        Cost            Value
                                                     ---------------------------
Available for sale:
  Due in one year or less ......................     $ 2,601,841     $ 2,605,671
  Due after one year through five years ........      15,782,311      15,729,567
  Due after five years through ten years .......       1,552,460       1,564,096
  Due after ten years ..........................       2,202,861       2,191,502
                                                     ---------------------------
                                                     $22,139,473     $22,090,836
                                                     ===========================
Held to maturity:
  Due in one year or less ......................     $   243,450     $   243,450
  Due after one year through five years ........         250,000         250,000
  Due after five years through ten years .......         549,149         549,149
  Due after ten years ..........................         100,000         100,000
                                                     ---------------------------
                                                     $ 1,142,599     $ 1,142,599
                                                     ===========================

Investment securities with a carrying amount of $2,616,446 and $1,260,631 at June 30, 2001 and 2000, respectively, were pledged as collateral on public deposits.

For the years ended June 30, 2001, 2000 and 1999, proceeds from sales of securities available for sale amounted to $3,695,000, $1,250,000 and $1,800,000, respectively.

Securities gains (losses) for the years ended June 30, 2001, 2000 and 1999 are as follows:

                                          2001            2000           1999
                                       -----------------------------------------

Realized gains .................       $ 49,281        $     --        $ 20,367
Realized (losses) ..............         (5,772)         (9,456)         (5,162)
                                       ----------------------------------------
                                       $ 43,509        $ (9,456)       $ 15,205
                                       ========================================

Note 4.  Loans Receivable

Loans receivable are summarized as follows:

                                                              June 30,
                                                     ---------------------------
                                                        2001            2000
                                                     ---------------------------
Mortgage loans on real estate:
  Residential 1-4 family .......................     $48,770,685     $50,766,522
  Home equity and second mortgage ..............       2,523,032       2,430,726
  Multifamily and commercial real estate .......      13,936,435      13,726,769
  Construction loans ...........................       1,174,191       1,781,924
                                                     ---------------------------
        Total mortgage loans ...................      66,404,343      68,705,941
  Commercial loans .............................      12,498,478      10,963,334
  Consumer and other loans:
    Automobile .................................       4,935,693       4,141,674
    Other ......................................         864,668         825,129
                                                     ---------------------------
        Total loans ............................      84,703,182      84,636,078
  Less allowance for loan losses ...............         607,833         647,605
                                                     ---------------------------
                                                     $84,095,349     $83,988,473
                                                     ===========================


Loans receivable are net of loans in process of $608,910 and $1,807,091 as of June 30, 2001 and 2000, respectively.

Activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                             2001          2000          1999
                                          -------------------------------------

Balance, beginning ...................    $ 647,605     $ 472,187     $ 388,034
  Provision charged to expense .......      136,500       186,500       112,500
  Charge-offs ........................     (197,013)      (44,033)      (47,208)
  Recoveries .........................       20,741        32,951        18,861
                                          -------------------------------------
Balance, ending ......................    $ 607,833     $ 647,605     $ 472,187
                                          =====================================

Information regarding impaired loans is as follows:

   The Banks have no loans receivable at June 30, 2001 and 2000 that they consider to be impaired that are not part of a homogeneous group of loans. Accordingly, no separate allowance has been provided for these loans.

Note 5.  Accrued Interest Receivable

Accrued interest receivable at June 30 is summarized as follows:

                                                     2001                2000
                                                  ------------------------------

Investment securities ..................          $  383,340          $  388,206
Loans receivable .......................           1,134,362           1,075,632
                                                  ------------------------------
                                                  $1,517,702          $1,463,838
                                                  ==============================


Note 6.  Premises and Equipment

Premises and equipment consisted of the following at June 30:

                                                         2001            2000
                                                     ---------------------------

Land .........................................       $  100,080       $   83,080
Building .....................................          950,476          812,799
Furniture, fixtures and equipment ............          884,845          777,698
                                                     ---------------------------
                                                      1,935,401        1,673,577
Less accumulated depreciation ................          948,766          855,349
                                                     ---------------------------
                                                     $  986,635       $  818,228
                                                     ===========================

Note 7.  Deposits

Deposits at June 30 are as follows:

                                    Weighted
                                    Average
                                    Rate At           2001                    2000
                                    June 30, ---------------------------------------------
                                      2001      Amount     Percent     Amount      Percent
                                    ------------------------------------------------------
Demand and NOW accounts,
  including noninterest-bearing
  deposits 2001 $4,107,003;
  2000 $4,225,007 .............      $0.96   $ 9,381,915     12.9%   $ 9,459,327    12.9%
Money market ..................       3.22    10,879,577     14.9     11,580,033    15.8
Passbook savings ..............       2.14     5,603,774      7.7      5,531,253     7.6
                                             --------------------------------------------
                                              25,865,266     35.5     26,570,613    36.3
                                             --------------------------------------------
Certificates of deposit:
  2.01% to 3% .................       2.00       132,250      0.2        260,335     0.4
  2.01% to 3% .................       2.39       124,231      0.1        185,203     0.2
  3.01% to 4% .................       3.39       154,285      0.2             --      --
  4.01% to 5% .................       4.61    10,274,718     14.1      9,843,292    13.4
  5.01% to 6% .................       5.71    20,467,396     28.1     21,965,258    30.0
  6.01% to 7% .................       6.38    15,886,132     21.8     14,472,396    19.7
                                             --------------------------------------------
                                              47,039,012     64.5     46,726,484    63.7
                                             --------------------------------------------
                                      4.43   $72,904,278    100.0%   $73,297,097   100.0%
                                             ============================================

The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $3,151,000 and $3,282,000 at June 30, 2001 and 2000, respectively. Deposits in excess of $100,000 are not insured by the FDIC.

At June 30, 2001, scheduled maturities of certificates of deposit are as follows:

                                             Year Ending June 30,
              ---------------------------------------------------------------------------------
                  2002          2003         2004           2005           2006        Total
              ---------------------------------------------------------------------------------
1.01% to 2%   $   132,250   $        --   $        --   $        --   $        --   $   132,250
2.01% to 3%       124,231            --            --            --            --       124,231
3.01% to 4%       154,285            --            --            --            --       154,285
4.01% to 5%     7,062,008     1,866,013     1,346,697            --            --    10,274,718
5.01% to 6%    14,753,857     2,530,881     1,894,880       519,162       768,616    20,467,396
6.01% to 7%     9,829,297     4,676,893     1,280,959        84,674        14,309    15,886,132
              ---------------------------------------------------------------------------------
              $32,055,928   $ 9,073,787   $ 4,522,536   $   603,836   $   782,925   $47,039,012
              =================================================================================

Interest expense on deposits for the years ended June 30 is summarized as follows:

                                         2001             2000            1999
                                      ------------------------------------------

Money market ...................      $  488,892      $  420,364      $  404,713
Passbook savings ...............         185,875         175,702         184,866
NOW ............................         100,029         100,135         111,094
Certificates of deposit ........       2,721,303       2,629,295       2,712,539
                                      ------------------------------------------
                                      $3,496,099      $3,325,496      $3,413,212
                                      ==========================================

Note 8.  Borrowed Funds

Borrowed funds at June 30 are as follows:
                                                           2001          2000
                                                       -------------------------

Short-term advances from the Federal Home Loan Bank    $26,800,000   $24,500,000
Long-term advances from the Federal Home Loan Bank .     5,534,794     5,693,250
                                                       -------------------------
                                                       $32,334,794   $30,193,250
                                                       =========================

Pursuant to collateral agreements with the Federal Home Loan Bank (FHLB), these advances are collateralized by all the Institution's stock in the FHLB and qualifying first mortgage loans with a face amount of approximately $44,939,000. Of this total, $18,900,000 of the advances are callable every three months thereafter with a three calendar day notice. Therefore, these advances are categorized as maturing within one year per the schedule below.

Advances at June 30, 2001 have maturity dates as follows:

Year Ending                                                         June 30,
June 30,                                   Interest Rate              2001
-----------------------------------------------------------------------------

  2002 .........................          3.86% to 6.09%           $27,057,336
  2003 .........................          5.41% to 5.99%             1,522,906
  2004 .........................          5.92% to 5.99%               289,416
  2005 .........................          5.92% to 5.99%               306,932
  2006 .........................          5.92% to 5.99%               325,504
  Thereafter ...................          5.92% to 5.99%             2,832,700
                                                                   -----------
                                                                   $32,334,794
                                                                   ===========

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

The Company makes annual contributions to the ESOP equal to the ESOP's debt service less dividends received by the ESOP. All dividends received by the ESOP are used for debt service. Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan are allocated among ESOP participants on the basis of compensation in the year of allocation. Benefits generally become 100% vested after seven years of credited service. Forfeitures will be reallocated among remaining participating employees, in the same proportion as contributions. Benefits may be payable in the form of stock or cash upon termination of employment.

As shares are released, the Company reports compensation expense equal to the current fair value of the shares, and the shares become outstanding for earnings-per-share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense totaled $73,000, $69,872 and $74,924 for the years ended June 30, 2001, 2000 and
1999, respectively.

Shares of common stock held by the ESOP at June 30, 2001 and 2000 are as follows:

                                                            2001          2000
                                                          ----------------------

Allocated shares ...................................      $ 20,898      $ 16,884
Shares released for allocation .....................         2,629         2,435
Unreleased (unearned) shares .......................        28,220        33,283
                                                          ----------------------
                                                          $ 51,747      $ 52,602
                                                          ======================
Fair value of unreleased (unearned) shares .........      $455,048      $451,317
                                                          ======================

The ESOP plan may allow, at the discretion of the Advisory Committee, employees to elect to defer up to fifteen percent of compensation annually. The Company may, at the discretion of the Advisory Committee, make matching contributions on an annual basis. For the years ended June 30, 2001, 2000 and 1999, $8,820, $7,225 and$6,005, respectively, was charged to expense.

Defined contribution plan:

Rubio had a defined contribution retirement plan covering substantially all of its employees. Contributions, which are 10% of each covered employee's compensation, totaled $12,886, $18,640 and $18,920 for the years ended June 30, 2001, 2000 and 1999, respectively.

Rubio   terminated  the  defined   contribution   plan  December  31,  2000  and
substantially all of its employees entered in the Company's ESOP.

Stock-based compensation plans: The Company has two stock-based compensation plans, which are described below. As permitted under generally accepted accounting principles, grants under those plans are accounted for following APB Opinion No. 25 and related interpretations. Had compensation cost for the two stock-based compensation plans been determined based on the grant date fair values of the awards (the method prescribed in SFAS No. 123), reported net income and earnings per common share would have been reduced to the pro forma amounts shown below:

                                                   Year Ended June 30,
                                       -----------------------------------------
                                           2001            2000          1999

Pro forma net income ...............   $   1,064,516   $   989,015   $   806,468
  Pro forma earnings per share:
  Basic ............................            2.15          1.81          1.43
  Diluted ..........................            2.10          1.78          1.39

The pro forma effects of applying SFAS No. 123 are not indicative of future amounts.

The fair value of each grant and award is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 1999: dividend rates 2.2%; price volatility 22.79%; risk-free interest rates of 6.0%; and expected life of 5 years.

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

A summary of the status of the Company's stock option plan is as follows:

                                                                       Weighted-
                                                                        Average
                                                                       Exercise
                                                             Shares      Price
                                                             -------------------

Outstanding at June 30, 1999 .................               52,600    $   12.22
  Granted ....................................                   --
  Exercised ..................................                   --
  Forfeited ..................................               (5,479)       16.63
                                                             ------
Outstanding at June 30, 2000 .................               47,121        11.71
  Granted ....................................                   --           --
  Exercised ..................................               (4,384)       11.25
  Forfeited ..................................               (1,095)       11.25
                                                             -------------------
Outstanding at June 30, 2001 .................               41,642    $   11.77
                                                             ===================

                                                  2001        2000        1999
                                                 -------------------------------
Weighted-average fair value per option of
  options granted during the year ............   $   --     $    --    $    4.16
                                                 ===============================

Other pertinent information related to the options outstanding at June 30, 2001 is as follows:

                             Remaining
   Number        Exercise   Contractual     Number
Outstanding        Price       Life       Exercisable
-----------------------------------------------------

  38,824         $ 11.25      5 Years        31,057
   2,818           18.94      6 Years         1,690
  ------                                     ------
  41,642                                     32,747
  ======                                     ======

Stock awards: The Company adopted a recognition and retention plan in October 1996 whereby 26,300 shares of common stock have been reserved for issuance to certain executive officers and directors. Shares awarded under the plan vest in five equal annual installments, beginning on the anniversary of the grants. During the year ended June 30, 2001, 2000 and 1999, awards were granted for 1,000 shares, no shares and 2,192 shares, respectively, with a fair value of $16.13, none and $16.63 per share at the date of the grant, respectively.

The expense under the plan is based upon the fair value of the shares on the date of the grant, allocated over the five-year term of vesting. The expense for the years ended June 30, 2001, 2000 and 1999 totaled $11,500, $28,869 and
$62,317, respectively. Shares of common stock are issued upon vesting.

Note 10. Income Taxes

Net deferred income tax assets (liabilities) consist of the following components as of June 30, 2001 and 2000:

                                                           2001           2000
                                                        ------------------------
Deferred tax assets:
  Unrealized loss on investment securities
    available for sale ............................     $  18,968      $ 286,363
  Accrued compensation ............................        16,729         26,272
  Allowance for loan losses .......................       217,715        168,845
  Other ...........................................         7,742          7,640
                                                        ------------------------
                                                          261,154        489,120
                                                        ------------------------
Deferred tax liabilities:
  Recapture of allowance for loan losses ..........        78,023        104,032
  FHLB stock dividends ............................        44,067         44,067
  Premises and equipment ..........................       101,645         91,735
  Accrued expenses ................................        12,599         28,374
  Loan origination fees and costs .................       100,606         68,170
  Other ...........................................         3,746          3,379
                                                        ------------------------
                                                          340,686        339,757
                                                        ------------------------
Net deferred tax asset (liability) ................     $ (79,532)     $ 149,363
                                                        ========================

The net change in the deferred income taxes is reflected in the financial statements for the years ended June 30, 2001, 2000 and 1999 as follows:

                                              2001         2000          1999
                                           -------------------------------------

Statement of income ...................    $  38,500     $ (14,000)    $  76,153
Statement of stockholders' equity* ....     (267,395)      144,995       141,064
                                           -------------------------------------
                                           $(228,895)    $ 130,995     $ 217,217
                                           =====================================

* Change in deferred taxes related to unrealized loss on investment securities available for sale.

The provision for income taxes charged to operations for the years ended June 30, 2001, 2000 and 1999 consisted of the following:

                                             2001         2000           1999
                                          --------------------------------------

Current .......................           $ 714,263     $ 699,437     $ 608,175
Deferred ......................             (38,500)       14,000       (76,153)
                                          --------------------------------------
                                          $ 675,763     $ 713,437     $ 532,022
                                          ======================================

The income tax provision differs from the amount of income tax determined by applying the U. S. Federal income tax rate to pretax income for the years ended June 30, 2001, 2000 and 1999 due to the following:

                                                Year Ended June 30,
                          ------------------------------------------------------------
                                  2001                 2000                 1999
                          ------------------------------------------------------------
                                       % Of                 % Of                 % Of
                                      Pretax               Pretax               Pretax
                            Amount    Income     Amount    Income     Amount    Income
                          ------------------------------------------------------------
Computed "expected"
  tax expense .........   $ 619,205    35.0%   $ 605,388    35.0%   $ 477,128    35.0%
Tax-exempt interest ...     (23,938)   (1.4)     (23,754)   (1.4)     (34,454)   (2.5)
State income taxes, net
  of federal benefit ..      58,152     3.3       62,376     3.6       50,009     3.7
Nondeductible goodwill
  amortization ........      33,097     1.9       33,097     1.9       33,097     2.4
Other, net ............     (10,753)   (0.6)      36,330     2.1        6,242     0.4
                          ------------------------------------------------------------
                          $ 675,763    38.2%   $ 713,437    41.2%   $ 532,022    39.0%
                          ============================================================

Note 11.  Earnings Per Share

Basic and diluted earnings per share are calculated as follows:

                                                           Year Ended June 30,
                                                   ------------------------------------
                                                      2001         2000         1999
                                                   ------------------------------------
Basic earnings per share:
  Net income available to common stockholders,
    basic ......................................   $1,093,394   $1,016,242   $  831,200
                                                   ====================================

  Weighted average shares outstanding, basic ...      495,353      545,963      563,303
                                                   ====================================

  Basic earnings per share .....................   $     2.21   $     1.86   $     1.48
                                                   ====================================

Diluted earnings per share:
  Net income available to common shareholders,
    diluted ....................................   $1,093,394   $1,016,242   $  831,200
                                                   ====================================

  Weighted average shares outstanding, basic ...      495,353      545,963      563,303
    Effect of dilutive securities, stock options       10,373        9,643       14,812
                                                   ------------------------------------
  Weighted average shares outstanding, diluted .      505,726      555,606      578,115
                                                   ====================================

  Diluted earnings per share ...................   $     2.16   $     1.83   $     1.44
                                                   ====================================

Note 12. Minimum Regulatory Capital Requirements

The  Company  (on a  consolidated  basis)  and the Banks are  subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of June 30, 2001 and 2000, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of June 30, 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Banks' category. The Company's and the Banks' actual capital amounts and ratios as of June 30, 2001 and 2000 are also presented in the table.

                                                                    Minimum To Be Well
                                                      Minimum       Capitalized Under
                                                      Capital       Prompt Corrective
                                    Actual          Requirement     Action Provisions
                              --------------------------------------------------------
                               Amount   Ratio     Amount    Ratio    Amount     Ratio
                              --------------------------------------------------------
                                              (Dollars In Thousands)
June 30, 2001:
  Total capital to risk
    weighted assets:
    Consolidated ..........   $11,616    14.6%   $ 6,374     8.0%       N/A       N/A
    Washington ............     7,837    12.1      5,193     8.0    $ 6,491     10.0%
    Rubio .................     3,658    17.8      1,160     8.0      1,450     10.0

  Tier 1 capital to risk
    weighted assets:
    Consolidated ..........    10,555    13.3     3,187     4.0         N/A       N/A
    Washington ............     7,849    12.1     2,596     4.0     $ 3,895      6.0%
    Rubio .................     2,585    17.8       580     4.0         870      6.0

  Tier 1 capital to
    average assets:
    Consolidated ..........    10,555     9.1     4,622     4.0         N/A       N/A
    Washington ............     7,849     8.3     3,805     4.0     $ 4,757      5.0%
    Rubio .................     2,585    11.1       928     4.0       1,160      5.0

June 30, 2000:
  Total capital to risk
    weighted assets:
    Consolidated ..........    10,821    13.7     6,327     8.0         N/A       N/A
    Washington ............     6,993    12.1     5,070     8.0     $ 6,339     10.0%
    Rubio .................     3,523    17.8     1,248     8.0       1,560     10.0

  Tier 1 Capital to risk
    weighted assets:
    Consolidated ..........    10,083    12.8     3,163     4.0         N/A       N/A
    Washington ............     7,370    12.1     2,535     4.0     $ 3,803      6.0%
    Rubio .................     2,409    15.4       624     4.0         936      6.0

  Tier 1 capital to
    average assts:
    Consolidated ..........    10,083     9.2     4,389     4.0         N/A       N/A
    Washington ............     7,370     8.0     3,698     4.0     $ 4,622      5.0%
    Rubio .................     2,409    10.6       913     4.0       1,141      5.0

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

                                                              Contract Or
                                                             Notional Amount
                                                         -----------------------
                                                                June 30,
                                                         -----------------------
                                                            2001         2000
                                                         -----------------------
Financial instruments whose contract amounts
  represent credit risk, commitments to extend credit:
  First mortgage loans ...............................   $1,489,607   $2,847,198
  Consumer and other loans ...........................    2,641,118    2,890,459
                                                         -----------------------
                                                         $4,130,725   $5,737,657
                                                         =======================

The above commitments are to make fixed rate loans with a June 30, 2001 and 2000 weighted average interest rate of 9.27% and 8.97%, respectively.

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

Concentrations of credit risk: Most of the Banks' lending activity is with customers located within the state. The Banks generally originate single-family residential loans within its primary lending area of southeastern Iowa. The Banks' underwriting policies require such loans to be an 85% loan to value based upon appraised values. These loans are secured by the underlying properties. The Banks are also active in originating secured consumer loans to its customers, primarily automobile and home equity loans. As of June 30, 2001, the Banks have approximately $14,805,000 of agriculturally dependent loans.

Note 14.  Fair Value of Financial Instruments

The carrying value and estimated fair values of financial instruments at June 30, 2001 and 2000 are as follows:

                                                                 2001                        2000
                                                       ----------------------------------------------------
                                                                      Estimated                   Estimated
                                                        Carrying        Fair        Carrying        Fair
                                                          Amount        Value        Amount         Value
                                                       -----------------------------------------------------
Financial assets:
  Cash and cash equivalents ........................   $ 3,141,323   $ 3,141,323   $ 2,849,385   $ 2,849,385
  Investment securities:
    Held to maturity ...............................     1,142,599     1,142,599       774,629       774,629
    Available-for-sale .............................    22,090,836    22,090,836    21,602,351    21,602,351
  Federal funds sold ...............................     3,350,000     3,350,000       110,000       110,000
  Loans ............................................    84,095,349    84,289,295    83,988,473    82,934,380
  Accrued interest receivable ......................     1,517,702     1,517,702     1,463,838     1,463,838
Financial liabilities:
  Deposits .........................................    72,904,278    73,996,150    73,297,097    73,622,836
  Federal funds purchased ..........................     1,500,000     1,500,000            --            --
  Borrowed funds ...................................    32,334,794    34,024,753    30,193,250    29,559,753
  Accrued interest payable .........................       484,325       484,325       420,601       420,601

                                                       Face Amount                 Face Amount
                                                       -----------                 -----------
Off-balance sheet instruments,
  loan commitments .................................   $ 4,130,725   $        --   $ 5,737,657   $        --

Note 15.  Transactions with Related Parties

The Banks had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties). It is the opinion of management that all of these transactions have been made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other bank customers.

Aggregate loan transactions with related parties were as follows:

                                                       Year Ended June 30,
                                                 ------------------------------
                                                    2001                2000
                                                 ------------------------------

Balance, beginning .......................       $ 1,343,555        $   950,265
  New loans ..............................           951,160            689,250
  Repayments .............................        (1,287,657)          (295,960)
                                                 ------------------------------
Balance, ending ..........................       $ 1,007,058        $ 1,343,555
                                                 ==============================

Maximum balance during the year ..........       $ 1,343,555        $ 1,411,639
                                                 ==============================

Note 16. Restrictions on Dividends, Loans and Advances

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Banks to the Company. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of each Bank, and loans or advances are limited to 10% of each Bank's capital stock and surplus on a secured basis.

At June 30, 2001, the Banks' retained earnings available for the payment of dividends was $3,993,000. Accordingly, $7,501,000 of the Company's equity in the net assets of the Banks was restricted at June 30, 2001. Funds available for loans or advances by the Bank to the Company amounted to $703,000.

In addition, dividends paid by the Banks to the Company would be prohibited if the effect thereof would cause the Banks' capital to be reduced below applicable minimum capital requirements. Note 17.

Note 17.  Parent Company Only Financial Information

Following is condensed financial information of the Company (Parent Company only):

                               WASHINGTON BANCORP

                   CONDENSED STATEMENTS OF FINANCIAL CONDITION
                          As Of June 30, 2001 and 2000

ASSETS                                                             2001            2000
--------------------------------------------------------------------------------------------
Cash ........................................................   $    126,785    $    432,621
Investment in subsidiary banks, at cost plus equity in
  undistributed earnings ....................................     11,494,198      10,516,430
Other assets ................................................        362,258         102,614
                                                                ----------------------------
                                                                $ 11,983,241    $ 11,051,665
                                                                ============================

LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------------------
Liabilities, accrued expenses and other liabilities .........   $     29,815    $      1,260
                                                                ----------------------------
Redeemable common stock held by Employee Stock
  Ownership Plan (ESOP) .....................................        336,980         228,947
                                                                ----------------------------
Stockholders' equity:
  Preferred stock ...........................................             --              --
  Common stock ..............................................          6,511           6,511
  Additional paid-in capital ................................      6,175,332       6,169,796
  Retained earnings .........................................      8,175,145       7,333,909
  Accumulated other comprehensive income, unrealized (losses)
    on debt securities, net .................................        (29,669)       (447,899)
                                                                ----------------------------
                                                                  14,327,319      13,062,317
Less:
  Cost of common shares acquired for the treasury
    2001 134,162 shares; 2000 103,399 shares ................     (2,070,600)     (1,658,017)
  Deferred compensation .....................................        (21,093)        (21,060)
  Maximum cash obligation related to ESOP shares ............       (336,980)       (228,947)
  Unearned shares, Employee Stock Ownership Plan ............       (282,200)       (332,835)
                                                                ----------------------------
                                                                  11,616,446      10,821,458
                                                                ----------------------------
                                                                $ 11,983,241    $ 11,051,665
                                                                ============================

                               WASHINGTON BANCORP

                              STATEMENTS OF INCOME
                    Years Ended June 30, 2001, 2000 and 1999

                                             2001           2000           1999
                                         -----------------------------------------
Dividends from subsidiaries ..........   $   600,000    $   914,560    $   782,292
Interest income ......................            --             --          2,043
Miscellaneous income .................         2,108          7,762          8,359
Miscellaneous expense ................       (55,651)       (43,715)       (46,663)
                                         -----------------------------------------
        Income (loss) before equity in
        subsidiaries' undistributed
        income and taxes on income ...       546,457        878,607        746,031
Equity in undistributed net income of
  of subsidiaries ....................       487,437        137,635         71,919
                                         -----------------------------------------
        Income before taxes on income      1,033,894      1,016,242        817,950
Federal and state income tax (credits)       (59,500)            --        (13,250)
                                         -----------------------------------------
        Net income ...................   $ 1,093,394    $ 1,016,242    $   831,200
                                         =========================================

                               WASHINGTON BANCORP

                            STATEMENTS OF CASH FLOWS
                    Years Ended June 30, 2001, 2000 and 1999

                                                          2001            2000          1999
                                                       -----------------------------------------
Cash Flows from Operating Activities
  Net income .......................................   $ 1,093,394    $ 1,016,242    $   831,200
  Adjustments to reconcile net income to net cash
    provided by (used in) operations:
    Equity in net income of subsidiaries ...........    (1,087,437)    (1,052,195)      (854,211)
    (Increase) decrease in other assets ............      (259,644)       266,681       (302,007)
    Increase (decrease) in accrued expenses and
      other liabilities ............................        28,553          1,260        (17,943)
                                                       -----------------------------------------
        Net cash provided by (used in) operating
        activities .................................      (225,134)       231,988       (342,961)
                                                       -----------------------------------------

Cash Flows from Investing Activities,
  dividends received from subsidiaries .............       600,000        914,560        782,292
                                                       -----------------------------------------
Cash Flows from Financing Activities
  Stock options exercised ..........................        49,321             --             --
  Payments received from subsidiary for compensation
    under stock awards .............................        11,153         28,869         62,317
  Acquisition of common stock ......................      (489,018)      (680,232)      (684,125)
  Dividends paid ...................................      (252,158)       (67,196)      (271,700)
                                                       -----------------------------------------
        Net cash (used in) financing activities ....      (680,702)      (718,559)      (893,508)
                                                       -----------------------------------------

        Increase (decrease) in cash ................      (305,836)       427,989       (454,177)

Cash balance:
  Beginning ........................................       432,621          4,632        458,809
                                                       -----------------------------------------
  Ending ...........................................   $   126,785    $   432,621    $     4,632
                                                       =========================================

Supplemental Disclosures
  Cash payments for income taxes, net of payments
    from subsidiary ................................   $    30,800    $   120,035    $   221,103

                        DIRECTORS AND EXECUTIVE OFFICERS

Directors

/s/ Stan Carlson                             /s/ Rick R. Hofer
--------------------------------------       -----------------------------------
Stan Carlson                                 Rick R. Hofer
President and Chief Executive Officer,       Personnel and Credit Manager,
Washington and Washington Federal            Sitler Electric Supply, Inc.
President, Rubio Savings

/s/ James D. Gorham                          /s/ Mary Levy
--------------------------------------       -----------------------------------
James D. Gorham                              Mary Levy
Sales Agent, Northwestern Mutual             Chairman of the Board,
Life Insurance Co.                           Washington and Washington Federal
                                             Treasurer and Co-owner, Mose
                                             Levy Co., Inc.

/s/ Myron L. Graber                          /s/ Richard L. Weeks
--------------------------------------       -----------------------------------
Myron L. Graber                              Richard L. Weeks
President, Graber Home                       President, Chief Executive Officer
Improvement, Inc.                            and Owner, Sitler Electric Supply,
                                             Inc.

/s/ J. Richard Wiley                         /s/ Dean Edwards
--------------------------------------       -----------------------------------
J. Richard Wiley                             Dean Edwards
Owner, Wiley Computer                        Past President and Chief Executive
                                             Officer, Rubio Savings


Executive Officers

/s/ Stan Carlson                             /s/ Leisha A. Linge
--------------------------------------       -----------------------------------
Stan Carlson                                 Leisha A. Linge
President and Chief Executive Officer,       Executive Vice President and
Washington and  Washington Federal           Treasurer, Washington and
President, Rubio Savings                     Washington Federal

/s/ Gary J. Collier
--------------------------------------
Gary J. Collier
Executive Vice President and Chief Executive Officer,
Rubio Savings

                             STOCKHOLDER INFORMATION

Corporate Profile

Washington is an Iowa corporation which was organized in 1995 by Washington Federal for the purpose of becoming a thrift institution holding company. Washington Federal was organized in 1934 and converted to a federal savings bank in 1994. In March 1996, Washington Federal converted to the stock form of organization and concurrently became the wholly-owned subsidiary of Washington through the sale and issuance of common stock. Rubio was acquired in January 1998. Washington Federal opened a branch in Wellman, Iowa in December 1998. Washington Federal opened a branch in Richland, Iowa in September 2000. The principal assets of Washington are the outstanding stock of the Banks, its wholly owned subsidiaries. Washington presently has no separate operations and its business consists only of the business of the Banks. The Banks' primary business consists of attracting deposits from the general public and using these deposits to provide financing for the purchase and construction of residential and, to a lesser extent, other properties.

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


Form 10-KSB Report

A copy of the  Company's  Annual Report on Form 10-KSB for the fiscal year ended
June 30, 2001 including financial statements, as filed with the SEC, will be furnished without charge to stockholders of the Company upon written request to Bonita Tindal, Corporate Secretary, Washington Bancorp, 102 East Main Street, Washington, Iowa 52353.

Stock Listing

Washington's common stock is reported on the National Daily Quotation Service by the National Quotation Bureau under the symbol "WBIO". As of August 31, 2001, the Company had 360 stockholders of record and 517,803 outstanding shares of common stock.

Price Range of Common Stock

The table below shows the range of high and low inter-dealer prices. These prices do not include retail markups, markdowns or commissions and may not represent actual transactions. The table below also shows dividends paid by the Company.

                                        High        Low       Dividend
                                        ------------------------------

1997
------------------------------
First quarter ................        $ 11.38     $ 10.63     $    .08
Second quarter ...............        $ 12.63     $ 10.88     $    .08
Third quarter ................        $ 15.00     $ 12.88     $    .10
Fourth quarter ...............        $ 15.35     $ 13.75     $    .10

1998
------------------------------
First quarter ................        $ 17.00     $ 15.50     $    .10
Second quarter ...............        $ 17.75     $ 17.00     $    .10
Third quarter ................        $ 18.50     $ 18.00     $    .12
Fourth quarter ...............        $ 18.675    $ 18.125    $    .12

1999
------------------------------
First quarter ................        $ 18.125    $ 17.00     $    .12
Second quarter ...............        $ 17.00     $ 15.00     $    .12
Third quarter ................        $ 17.00     $ 15.00     $    .12
Fourth quarter ...............        $ 15.50     $ 14.50     $    .12

2000
------------------------------
First quarter ................        $ 15.50     $ 13.25     $    .12
Second quarter ...............        $ 13.25     $ 13.00     $   ---*
Third quarter ................        $ 13.00     $ 12.75     $   ---*
Fourth quarter ...............        $ 13.75     $ 12.75     $   ---*


2001
------------------------------
First quarter ................        $ 13.75     $ 13.25     $    .50
Second quarter ...............        $ 13.75     $ 12.50     $   ---*
Third quarter ................        $ 19.75     $ 13.375    $   ---*
Fourth quarter ...............        $ 16.00     $ 14.50     $   ---*


* As of July 1999 the Company announced its intention to pay dividends from time to time, as deemed appropriate, but in any event no more frequently than annually.